Filed Pursuant to Rule 424(b)(3)
Registration No. 333-178523

PROSPECTUS

Huntington Ingalls Industries, Inc.

Offer to Exchange

$600,000,000 aggregate principal amount

of our 6.875% Senior Notes due 2018

and the guarantees thereof which have been registered

under the Securities Act of 1933, as amended,

for any and all of our outstanding

6.875% Senior Notes due 2018 and the guarantees thereof

$600,000,000 aggregate principal amount

of our 7.125% Senior Notes due 2021

and the guarantees thereof which have been registered

under the Securities Act of 1933, as amended,

for any and all of our outstanding

7.125% Senior Notes due 2021 and the guarantees thereof

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, (i) $600,000,000 aggregate principal amount of our 6.875% Senior Notes due 2018 (the “2018 new notes”) and the guarantees thereof, which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for any and all of our outstanding 6.875% Senior Notes due 2018 (the “2018 old notes”) and the guarantees thereof and (ii) $600,000,000 aggregate principal amount of our 7.125% Senior Notes due 2021 (the “2021 new notes” and together with the 2018 new notes, the “new notes”) and the guarantees thereof, which have been registered under the Securities Act, for any and all of our outstanding 7.125% Senior Notes due 2021 (the “2021 old notes” and together with the 2018 old notes, the “old notes”) and the guarantees thereof. We refer to the old notes and new notes collectively as the “notes.”

The New Notes:

The terms of the new notes are substantially identical to the old notes, except that some of the transfer restrictions, registration rights and additional interest provisions relating to the old notes will not apply to the new notes.

•	Maturity: The 2018 new notes will mature on March 15, 2018, and the 2021 new notes will mature on March 15, 2021.

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Interest: The 2018 new notes will bear interest at the rate of 6.875% per annum, and the 2021 new notes will bear interest at the rate of 7.125% per annum. Interest on the new notes will be payable semi-annually in arrears on March 15 and September 15 of each year, commencing March 15, 2012.

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Guarantees: The notes will be guaranteed by all of our existing and future domestic Restricted Subsidiaries that guarantee debt under the Credit Agreement (as defined in “Description of Notes”). The guarantees will rank equally with all other unsecured and unsubordinated indebtedness of the guarantors.

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Ranking: The new notes and the guarantees will effectively rank junior to our secured debt and the secured debt of the guarantors (including any indebtedness under the HII Credit Facility (as defined in “Description of Other Indebtedness)), to the extent of the value of the assets securing that debt.

•

Optional Redemption: Prior to March 5, 2015, in the case of the 2018 new notes, and prior to March 15, 2016, in the case of the 2021 new notes, we may redeem all or a portion of the new notes by paying a “make-whole” premium. Commencing March 15, 2015, in the case of the 2018 new notes, and commencing March 15, 2016, in the case of the 2021 new notes, we may redeem all or a portion of the new notes at specified redemption prices. In addition, prior to March 15, 2014, we may redeem up to 35% of the principal amount of the notes of either series from the proceeds of certain offerings of our common stock at specified redemption prices. The redemption prices are set forth under “Description of Notes — Optional Redemption.”

•	The new notes will not be listed on any securities exchange.

The Exchange Offer:

•

The exchange offer will expire at 5:00 p.m., New York City time, on February 3, 2012, (which is the 20th business day following the date of this prospectus), unless we extend the exchange offer in our sole and absolute discretion.

•	The exchange offer is not subject to any conditions other than that it not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission (the “SEC”).

•

Subject to the satisfaction or waiver of specified conditions, we will exchange the new notes of a series for all old notes of the same series that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	Tenders of old notes may be withdrawn at any time before the expiration of the exchange offer.

•	We will not receive any proceeds from the exchange offer.

The exchange offer involves risks. See “Risk Factors” beginning on page 14.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 5, 2012

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date (as described herein), we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

We have filed with the SEC a registration statement on Form S-4 with respect to the exchange notes. This prospectus, which forms part of this registration statement, does not contain all the information included in the registration statement, including its exhibits and schedules. For further information about us and the notes described in this prospectus, you should refer to the registration statement and its exhibits and schedules. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement, because those statements are qualified in all respects by reference to those exhibits. The registration statement, including the exhibits and schedules, is available at the SEC’s website at www.sec.gov.

You may also obtain this information without charge by writing or telephoning us at the following address and telephone number:

Huntington Ingalls Industries, Inc.

4101 Washington Avenue

Newport News, Virginia 23607

Attention: Treasurer

Phone: (757) 380-2000

In order to ensure timely delivery, you must request the information no later than January 27, 2012, which is five business days before the expiration of the exchange offer.

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INDUSTRY AND MARKET DATA

We obtained the market and competitive position data used throughout this prospectus from our own research, surveys or studies conducted by third parties and industry or general publications. While we believe that each of these studies and publications is reliable as of the date of this prospectus, we have not independently verified such data. Similarly, we believe our internal research is reliable as of the date of this prospectus but it has not been verified by any independent sources.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “might,” “should,” “could” or the negative of these terms or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements in this prospectus. We do not have any intention or obligation to update forward-looking statements after we distribute this prospectus.

Factors that cause actual results to differ from the results expressed or implied by forward-looking statements include, among other things:

•	changes in government and customer priorities and requirements (including government budgetary constraints, shifts in defense spending, and changes in customer short-range and long-range plans);

•	our ability to obtain new contracts, estimate our costs and perform effectively;

•	our ability to obtain raw materials and major components from other companies and the performance of our subcontractors;

•	our ability to realize the expected benefits from consolidation of our Ingalls facilities;

•	natural disasters;

•	adverse economic conditions in the United States and globally; and

•	the other factors discussed under “Risk Factors.”

The above list is not exclusive. Some of these and other factors are discussed in more detail under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our financial position, results of operations or cash flows. Any such risks could cause our results to differ materially from those expressed in forward-looking statements.

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PROSPECTUS SUMMARY

This summary highlights selected information contained in this prospectus and may not contain all of the information that is important to you. For a more complete understanding of our business, you should read the entire prospectus carefully, particularly the discussion set forth under “Risk Factors” beginning on page 14 of this prospectus, and the financial statements and the respective notes to those statements appearing elsewhere in this prospectus.

Except as otherwise indicated or unless the context otherwise requires, “HII,” “we,” “us,” “our” and the “company” refer to Huntington Ingalls Industries, Inc. and its consolidated subsidiaries.

For convenience, brief descriptions of certain programs discussed in this prospectus are included in the “Glossary of Programs” beginning on page 11.

Unless otherwise indicated, references in this prospectus to fiscal years are to HII’s fiscal years ended December 31.

Our Company

For more than a century, we have been designing, building, overhauling and repairing ships primarily for the U.S. Navy and the U.S. Coast Guard. We are the nation’s sole industrial designer, builder and refueler of nuclear-powered aircraft carriers, the sole supplier and builder of amphibious assault and expeditionary warfare ships to the U.S. Navy, the sole builder of National Security Cutters for the U.S. Coast Guard, one of only two companies currently designing and building nuclear-powered submarines for the U.S. Navy and one of only two companies that builds the U.S. Navy’s current fleet of DDG-51 Arleigh Burke-class destroyers. We build more ships, in more ship types and classes, than any other U.S. naval shipbuilder. We are the exclusive provider of RCOH (Refueling and Complex Overhaul) services for nuclear-powered aircraft carriers, a full-service systems provider for the design, engineering, construction and life cycle support of major programs for surface ships and a provider of fleet support and maintenance services for the U.S. Navy. With our product capabilities, heavy industrial facilities and a workforce of approximately 38,000 employees, we believe we are poised to continue to support the long-term objectives of the U.S. Navy to adapt and respond to a complex, uncertain and rapidly changing national security environment.

Our primary areas of business include the design, construction, repair and maintenance of nuclear-powered ships, such as aircraft carriers and submarines, and non-nuclear ships, such as surface combatants, expeditionary warfare/amphibious assault and coastal defense surface ships, as well as the overhaul and refueling of nuclear-powered ships. We operate our shipbuilding business through our Huntington Ingalls Incorporated subsidiary, which is managed in two divisions (segments): Newport News Shipbuilding (“Newport News”), which includes all of our nuclear ship design, construction, overhaul and refueling businesses; and Ingalls Shipbuilding (“Ingalls”), which includes our non-nuclear ship design, construction, repair and maintenance businesses.

Our three major shipyards are currently located in Newport News, Virginia, Pascagoula, Mississippi and Avondale, Louisiana. We currently intend to wind down our construction activities at our Avondale shipyard in 2013 and consolidate Ingalls construction into our Mississippi facilities. We believe that consolidation in Pascagoula would allow us to realize the benefits of serial production, reduce program costs on existing contracts and make future vessels more affordable, thereby reducing overhead rates and realizing cost savings for the U.S. Navy and the U.S. Coast Guard. We are also exploring the potential for alternative uses of the Avondale facility, including alternative opportunities for the workforce there. We expect that process to take some time. We anticipate that we will incur substantial restructuring-related costs and asset write-downs currently estimated at $271 million related to the wind down of our construction activities at Avondale, substantially all of which we believe is recoverable as allowable contract cost under the provisions of the Federal Acquisition Regulations (“FAR”). For a more detailed discussion of these expected costs, see “Risk Factors” beginning on page 14.

Other Information

Huntington Ingalls Industries, Inc. was incorporated in Delaware on August 4, 2010. Our principal executive offices are located at 4101 Washington Avenue, Newport News, Virginia 23607. Our telephone number is (757) 380-2000. Our website address is www.huntingtoningalls.com. Information contained on, or connected to, our website does not and will not constitute part of this prospectus.

The Spin-Off and Our Corporate Structure

On March 14, 2011, Northrop Grumman Corporation approved the spin-off of HII from Northrop Grumman, following which we became an independent, publicly-owned company. As part of the spin-off and prior to the distribution of HII shares, Northrop Grumman completed an internal reorganization, which we refer to as the “Internal Reorganization,” which resulted in, among other things, us becoming the parent company of those Northrop Grumman subsidiaries that operated the shipbuilding business.

The diagram below shows the structure of Northrop Grumman prior to the Internal Reorganization.	The diagram below shows the structure of Northrop Grumman after the completion of the Internal Reorganization.

Except as otherwise indicated or unless the context otherwise requires:

•

“Current NGC” refer to (a) the holding company, named Northrop Grumman Corporation, and its consolidated subsidiaries prior to the spin-off and (b) to Titan II Inc., a subsidiary of HII, after the spin-off.

•	“NGSC” refer to Northrop Grumman Systems Corporation, which operates Northrop Grumman’s non-shipbuilding businesses.

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“NGSB” refer to Northrop Grumman Shipbuilding, Inc., which operated Northrop Grumman’s shipbuilding business prior to the spin-off. In connection with the spin-off, NGSB changed its name to “Huntington Ingalls Incorporated” and is now a subsidiary of HII.

•

“New NGC” refer to New P, Inc., which (a) was a subsidiary of Northrop Grumman, and (b) after the Internal Reorganization, was renamed “Northrop Grumman Corporation” and was the holding company that distributed the shares of HII to complete the spin-off.

•

“Northrop Grumman” refer to Current NGC and its consolidated subsidiaries prior to the spin-off or New NGC and its consolidated subsidiaries after the Internal Reorganization or the spin-off, as applicable.

To complete the spin-off, Northrop Grumman, following the Internal Reorganization, distributed to its stockholders all of the shares of our common stock. The distribution occurred on March 31, 2011. Each holder of Northrop Grumman common stock received one share of our common stock for every six shares of Northrop Grumman common stock it held on March 30, 2011. Each holder of Northrop Grumman common stock continued to hold its shares in Northrop Grumman. Northrop Grumman did not retain or receive any shares of our common stock in connection with the spin-off. No vote of Northrop Grumman’s stockholders was required or sought in connection with the spin-off, and Northrop Grumman’s stockholders did not receive any appraisal rights in connection with the spin-off, including the Internal Reorganization.

The diagram below shows the structure of HII, including the HII Credit Facility and notes:

Financial Presentation

Prior to the Internal Reorganization (which occurred in March 2011, prior to the spin-off), Huntington Ingalls Industries, Inc. was a subsidiary of Northrop Grumman and had de minimis assets and operations, and our business was conducted by NGSB and its subsidiaries, which were also subsidiaries of Northrop Grumman. Accordingly, the financial statements contained in this prospectus for the fiscal years prior to completion of the Internal Reorganization, which include the audited consolidated statements of financial condition as of December 31, 2010 and 2009 and the audited consolidated statements of operations, cash flows and changes in equity for each of the years ended December 31, 2010, 2009 and 2008, are the financial statements of NGSB and its consolidated subsidiaries, as the predecessor to our business. For additional information regarding the Internal Reorganization, see “— The Spin-Off and Our Corporate Structure.”

The Exchange Offer

The following summary contains basic information about the exchange offer and is not intended to be complete. For a more detailed description of the terms and conditions of the exchange offer, please refer to “The Exchange Offer.”

The Exchange Offer	We are offering to exchange $1,000 principal amount of the new notes of each series, which have been registered under the Securities Act, for each $1,000 principal amount of the old notes of the same series, which have not been registered under the Securities Act. We issued the old notes on March 11, 2011.

In order to exchange your old notes, you must promptly tender them before the expiration date (as described herein). All old notes that are validly tendered and not validly withdrawn will be exchanged. We will issue the new notes promptly after the expiration date.

You may tender your old notes for exchange in whole or in part in denominations of $2,000 and integral multiples of $1,000 in excess thereof; provided that the untendered portion of an old note must be in a minimum denomination of $2,000.

Registration Rights Agreement	We issued the old notes on March 11, 2011 to Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, RBS Securities Inc., Wells Fargo Securities, LLC, BNP Paribas Securities Corp., SunTrust Robinson Humphrey, Inc., Mitsubishi UFJ Securities (USA), Inc., Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith, Incorporated, Scotia Capital (USA) Inc., SMBC Nikko Capital Markets Limited, TD Securities (USA) LLC and U.S. Bancorp Investments, Inc., the initial purchasers. Simultaneously with that sale, we signed the registration rights agreement with the initial purchasers relating to the old notes that requires us to conduct this exchange offer.

You have the right under the registration rights agreement to exchange your old notes for new notes of the same series. The exchange offer is intended to satisfy such right. After the exchange offer is complete, you will generally no longer be entitled to any exchange or registration rights with respect to your old notes.

For a description of the procedures for tendering old notes, see “The Exchange Offer — Exchange Offer Procedures.”

Consequences of Failure to Exchange

If you do not exchange your old notes for new notes in the exchange offer, your old notes will remain outstanding and will be subject to the restrictions on transfer provided in the old notes and in the indenture that governs both the old notes and the new notes. In general, the old notes may not be offered or sold unless registered or exempt from registration under the Securities Act, or in a transaction not subject to the Securities Act and applicable state securities laws. Upon completion of the exchange offer, we will generally have no further obligations to register, and we do not currently plan to register, the old notes under the Securities Act. See “Risk Factors — Risks Related to the Exchange Offer — If you do not exchange your old notes for new notes, your ability to sell your old notes will be restricted.”

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on February 3, 2012, unless we extend the exchange offer in our sole and absolute discretion. In that case, the expiration date will be the latest date and time to which we extend the exchange offer. See “The Exchange Offer — Expiration Date; Extensions; Amendments.”

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, including, if in our reasonable judgment:

•	the exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

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any action or proceeding has been instituted or threatened in writing in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

We may choose to waive some of these conditions. For more information, see “The Exchange Offer — Conditions to the Exchange Offer.”

Procedures for Tendering Old Notes	If you hold old notes through The Depository Trust Company (“DTC”) and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC. See “The Exchange Offer — Exchange Offer Procedures.” If you are not a DTC participant, you may tender your old notes by book-entry transfer by contacting your broker, dealer or other nominee or by opening an account with a DTC participant, as the case may be.

By accepting the exchange offer, you will represent to us that, among other things:

•	any new notes that you receive will be acquired in the ordinary course of your business;

•	you are not engaged in, and do not intend to engage in, the distribution of the new notes;

•	you have no arrangement or understanding with any person or entity, including any of our affiliates, to participate in the distribution of the new notes;

•

you are not our “affiliate” as defined in Rule 405 under the Securities Act, or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act; and

•

if you are a broker-dealer that will receive new notes for your own account in exchange for old notes of the same series that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of the new notes.

Withdrawal Rights	You may withdraw the tender of your old notes at any time before the expiration date. To do this, you should deliver a written notice of your withdrawal to the exchange agent according to the withdrawal procedures described in “The Exchange Offer — Withdrawal Rights.”

Exchange Agent	The exchange agent for the exchange offer is The Bank of New York Mellon. The address, telephone number and facsimile number of the exchange agent are provided in the section “The Exchange Offer — Exchange Agent,” as well as in the letter of transmittal.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the new notes. See “Use of Proceeds.”

Material U.S. Federal Income Tax Consequences	Your participation in the exchange offer generally will not be a taxable event for U.S. federal income tax purposes. Accordingly, you will not recognize any taxable gain or loss or any interest income as a result of the exchange. See “Material U.S. Federal Income Tax Consequences of the Exchange Offer.”

Summary Description of the New Notes

The summary below describes the principal terms of the new notes. The terms of the new notes are identical in all material respects to the terms of the old notes, except that the registration rights and related additional interest provisions and the transfer restrictions applicable to the old notes are not applicable to the new notes. The new notes will evidence the same debt as the old notes and will be governed by the indenture. Please read the section entitled “Description of Notes” in this prospectus, which contains a more detailed description of the terms and conditions of the new notes.

Issuer	Huntington Ingalls Industries, Inc.

Securities Offered	$600 million aggregate principal amount of 6.875% Senior Notes due March 15, 2018 (the “2018 new notes”).

$600 million aggregate principal amount of 7.125% Senior Notes due March 15, 2021 (the “2021 new notes”).

Maturity	2018 new notes: March 15, 2018.

2021 new notes: March 15, 2021.

Interest	Interest will be payable in cash on March 15 and September 15 of each year, beginning March 15, 2012.

No interest will be paid on either the new notes or the old notes at the time of the exchange. The new notes will accrue interest from and including the last interest payment date on which interest has been paid on the old notes. Accordingly, the holders of old notes that are accepted for exchange will not receive accrued but unpaid interest on such old notes at the time of the exchange. Rather, that interest will be payable on the new notes delivered in exchange for the old notes on the first interest payment date after the expiration date of the exchange offer.

Optional Redemption	We may redeem some or all of the 2018 new notes at any time prior to March 15, 2015 and some or all of the 2021 new notes at any time prior to March 15, 2016, in each case, at a price equal to 100% of the principal amount of such notes plus accrued and unpaid interest plus a “make-whole” premium.

We may redeem any of the 2018 new notes beginning on March 15, 2015 and any of the 2021 new notes beginning on March 15, 2016 at the following redemption prices. The initial redemption price of the 2018 new notes is 103.438% of their principal amount, plus accrued interest. The initial redemption price of the 2021 new notes is 103.563% of their principal amount, plus accrued interest. The redemption price will decline each year after March 15, 2015, in respect of the 2018 new notes, and after March 15, 2016, in respect of the 2021 new notes, and will be 100% of their principal amount, plus accrued interest, beginning on March 15, 2017, in respect of the 2018 new notes, and beginning on March 15, 2019, in respect of the 2021 new notes.

In addition, before March 15, 2014, we may redeem up to 35% of the aggregate principal amount of the 2018 new notes with the proceeds of certain offerings of our common stock at 106.875% of their principal amount plus accrued interest. Before March 15, 2014, we may redeem up to 35% of the aggregate principal amount of the 2021 new notes with the proceeds of certain offerings of our common stock at 107.125% of their principal amount plus accrued interest. We may make such redemption only if, after any such redemption, at least 65% of the aggregate principal amount of the applicable series of notes originally issued remains outstanding. See “Description of Notes — Optional Redemption.”

Change of Control	Upon a change of control (as defined under “Description of Notes”), we will be required to make an offer to purchase the new notes. The purchase price will equal 101% of the principal amount of the new notes plus accrued interest to the date of purchase. We may not have sufficient funds available at the time of any change of control to make any required debt repayment (including repurchases of the new notes). See “Risk Factors — Risks Related to the New Notes — The new notes will be subject to a change of control provision, and we may not have the ability to raise the funds necessary to fulfill our obligations under the new notes following a change of control.”

Guarantees	The new notes will be guaranteed by all of our existing and future domestic Restricted Subsidiaries that guarantee debt under the Credit Agreement. The guarantees will rank equally with all other unsecured and unsubordinated indebtedness of the guarantors.

Ranking	The new notes and the subsidiary guarantees will be unsecured senior obligations and will rank:

•	senior in right of payment to all of our and our subsidiary guarantors’ existing and future subordinated indebtedness;

•	equally in right of payment with any of our and our subsidiary guarantors’ existing and future senior unsecured indebtedness;

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effectively junior to all our and our subsidiary guarantors’ secured indebtedness, including any indebtedness under the HII Credit Facility, to the extent of the value of the assets securing such indebtedness; and

•	structurally junior to all the obligations, including trade payables, of any subsidiaries that do not guarantee the new notes.

As of September 30, 2011, we and the guarantors had $1,866 million of debt (which includes $561 million of secured debt), and an additional $650 million available for borrowings and letters of credit under the HII Credit Facility. See “Description of Other Indebtedness.”

Certain Covenants	The terms of the new notes restrict our ability and the ability of certain of our subsidiaries (as described in “Description of Notes”) to:

•	incur additional indebtedness;

•	create liens;

•	pay dividends or make distributions in respect of capital stock;

•	purchase or redeem capital stock;

•	make investments or certain other restricted payments;

•	sell assets;

•	enter into transactions with stockholders or affiliates; or

•	effect a consolidation or merger.

No Established Trading Market	The new notes are a new issue of securities with no established trading market. The new notes will not be listed on any securities exchange or on any automated dealer quotation system. We cannot assure you that an active or liquid trading market for the new notes will develop. If an active or liquid trading market for the new notes does not develop, the market price and liquidity of the new notes may be adversely affected.

Form and Denominations	The new notes will be issued in minimum denominations of $2,000 and higher integral multiples of $1,000. The new notes will be book-entry only and registered in the name of a nominee of DTC.

Risk Factors	Investing in the new notes involves substantial risks and uncertainties. See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before investing in the new notes.

Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,		Year Ended December 31,
	2011 (1)	2010	2010	2009	2008 (2)	2007	2006
Ratio of Earnings to Fixed Charges	—	3.7	4.6	3.9	—	8.1	7.3

Notes

(1)	For the nine months ended September 30, 2011, the company’s earnings were insufficient to cover fixed charges by $89 million. This loss was primarily due to the preliminary non-cash goodwill impairment charge of $300 million recorded during the third quarter.
(2)	For the year ended December 31, 2008, the company’s earnings were insufficient to cover fixed charges by $2,395 million. This loss was primarily due to the non-cash goodwill impairment charge of $2,490 million recorded during the fourth quarter.

GLOSSARY OF PROGRAMS

Listed below are brief descriptions of the programs mentioned in this prospectus.

Program Name	Program Description
AREVA Newport News	Participate, as minority owner of a limited liability company formed with AREVA NP, in a joint venture to supply heavy components to the civilian nuclear electrical power sector. The joint venture, AREVA Newport News, LLC, plans to construct a production facility adjacent to the Newport News shipyard for the manufacture of heavy commercial nuclear power plant components.

Carrier Post Shakedown Availability (PSA)	Perform work post-delivery or redelivery to get the ship ready to enter or reenter the fleet. CVN-77 USS George H. W. Bush is the tenth and final Nimitz-class carrier. Her PSA was completed in 2010.

Carrier RCOH	Perform refueling and complex overhaul (RCOH) of nuclear-powered aircraft carriers, which is required at the mid-point of their 50-year life cycle. CVN-71 USS Theodore Roosevelt is currently undergoing RCOH, marking the fifth CVN RCOH in history and CVN-72 USS Abraham Lincoln has begun advance planning.

CVN-65 USS Enterprise	Maintain and support the world’s first nuclear-powered aircraft carrier, the inactivation of which is expected to start in 2013.

CVN-68 Nimitz-class aircraft carriers	Refuel, maintain and repair the CVN-68 Nimitz-class aircraft carriers, which are the largest warships in the world. Each Nimitz-class carrier is designed for an approximately 50-year service life, with one mid-life refueling. Aircraft carriers are the centerpiece of America’s Naval forces. On any given day, aircraft carriers exercise the U.S. Navy core capabilities of power projection, forward presence, humanitarian assistance, deterrence, sea control and maritime security. The 10th and final Nimitz-class carrier constructed, CVN-77 USS George H.W. Bush, was commissioned in 2009.

CVN-78 Gerald R. Ford-class aircraft carriers	Design and construction for the Ford-class program, which is the future aircraft carrier replacement program for CVN-65 USS Enterprise and CVN-68 Nimitz-class aircraft carriers. CVN-78 Gerald R. Ford (the first ship of the Ford-class) is currently under construction and is scheduled to be delivered in 2015. CVN-79 John F. Kennedy is under contract for engineering, advance construction, and purchase of long-lead time components and material. This category also includes the class’ non-recurring engineering. The class brings improved warfighting capability, quality of life improvements for sailors, and reduced acquisition and life cycle costs.

DDG-51 Arleigh Burke-class destroyers	Build guided missile destroyers designed for conducting anti-air, anti-submarine, anti-surface and strike operations. The Aegis-equipped DDG-51 Arleigh Burke-class destroyers are the U.S. Navy’s primary surface combatant, and have been constructed in variants, allowing technological advances during construction. We delivered the USS Gravely in July 2010 and the USS William P. Lawrence in February 2011. We are currently preparing for the construction of DDG-113 (unnamed) (scheduled for delivery in 2016), and were recently awarded the construction contract for DDG-114 (unnamed) (scheduled for delivery in 2017).

DDG-1000 Zumwalt-class destroyers	Design and build next-generation multi-mission surface combatants in conjunction with General Dynamics Bath Iron Works and construct the ships’ integrated composite deckhouses, as well as portions of the ships’ aft peripheral vertical launch systems. Developed under the DD(X) destroyer program, the DDG-1000 Zumwalt-class destroyer is the lead ship of a class tailored for land attack and littoral dominance with capabilities that defeat current and projected threats and improve battle force defense. In July 2008, the U.S. Navy announced its decision to truncate the DDG-1000 program at three ships and restart the construction of BMD-capable (ballistic missile defense) DDG-51s. We are constructing the composite superstructure of DDG-1000 Zumwalt and DDG-1001 Michael Monsoor and have been awarded a long lead time material contract for DDG-1002 (unnamed). In addition, we have submitted a proposal to construct the DDG-1002 (unnamed) composite superstructure.

DoE	Participate, as a minority member in a joint venture, in the management and operation of U.S. Department of Energy’s (“DoE”) nuclear sites, currently at the Savannah River Site near Aiken, South Carolina, and potentially at other DoE sites. Our joint venture partners include Fluor Corporation and Honeywell International Inc. at the Savannah River Site.

Inactivation	Defuel and inactivate nuclear-powered aircraft carriers for the U.S. Navy. Inactivation of nuclear-powered aircraft carriers, of which 11 have been constructed to date, is expected to start in 2013 with CVN-65 USS Enterprise.

LHA-6 America-class amphibious assault ships	Design and build amphibious assault ships that provide forward presence and power projection as an integral part of joint, interagency and multinational maritime expeditionary forces. The LHA-6 America-class ships, together with the LHD-1 Wasp-class ships, are the successors to the aging LHA-1 Tarawa-class ships. Three of the original five Tarawa-class ships have been recently decommissioned, and the remainder of the class is scheduled to be decommissioned by 2015. The first LHA replacement (LHA(R)) ship, LHA-6 America, was placed under contract with us in June 2007, and is scheduled for delivery in 2013. The LHA-6 America-class ships optimize aviation operations and support capabilities. The key differences between LHA-6 and the LHD-1 Wasp-class ships include an enlarged hangar deck, enhanced aviation maintenance facilities, increased aviation fuel capacity, additional aviation storerooms, removal of the well deck and an electronically reconfigurable command, control, computers, communications, intelligence, surveillance and reconnaissance (C4ISR) suite.

LPD-17 San Antonio-class	Design and build amphibious transport dock ships, which are warships that embark, transport and land elements of a landing force for a variety of expeditionary warfare missions, and also serve as the secondary aviation platform for Amphibious Readiness Groups. The LPD-17 San Antonio-class is the newest addition to the U.S. Navy’s 21st century amphibious assault force, and these ships are a key element of the U.S. Navy’s seabase transformation. We are currently constructing LPD-22 through LPD-26. The LPD-17 class currently includes a total of 11 ships.

NSC-1 Legend-class National Security Cutter	Design and build the U.S. Coast Guard’s National Security Cutters, the largest and most technically advanced class of cutter in the Coast Guard. The NSC is equipped to carry out maritime homeland security, maritime safety, protection of natural resources, maritime mobility and national defense missions. The plan is for a total of eight ships, of which the first three ships, NSC-1 USCGC Bertholf, NSC-2 USCGC Waesche and NSC-3 Stratton, have been delivered; NSC-4 Hamilton is under construction; and the construction contract for NSC-5 was awarded to Ingalls in September 2011.

SSBN(X) Ohio-class Submarine Replacement Program	Perform, through an agreement with Electric Boat, as design subcontractor for the Ohio-class replacement boats. The U.S. Navy has committed to designing a replacement class for the aging Ohio-class nuclear ballistic submarines, which were first introduced into service in 1981. The SSBN(X) Ohio-class Submarine Replacement Program represents a new program opportunity for us. Electric Boat is expected to lead the program. Although the contract is not yet negotiated, we expect to share in the design effort and our experience and well-qualified workforce position us for a potential role in the construction effort. The Ohio-class includes 14 ballistic missile submarines (SSBN) and four cruise missile submarines (SSGN). The Ohio-class Submarine Replacement Program currently calls for 12 new ballistic missile submarines over a 15-year period for approximately $4 to $7 billion each. The first Ohio-class ballistic submarine is expected to be retired in 2029, meaning that the first replacement platform should be in commission by that time. The U.S. Navy has initiated the design process for this class of submarine, and we have begun design work as a subcontractor to Electric Boat. We cannot guarantee that we will continue to work on the SSBN(X) design with Electric Boat, and we can give no assurance regarding the final design concept chosen by the U.S. Navy or the amount of funding made available by Congress for the SSBN(X) Ohio-class Submarine Replacement Program. At this time, construction is expected to begin in 2019 with the procurement of long-lead time materials in 2015. The current fiscal environment and uncertainty in defense budgets may delay the start of construction, or result in a reduction in the number, of ships being procured.

SSN-774 Virginia-class fast attack submarines	Construct the newest attack submarine as the principal subcontractor to Electric Boat. The SSN-774 Virginia-class is a post-Cold War design tailored to excel in a wide range of warfighting missions, including anti-submarine and surface ship warfare; special operation forces; strike; intelligence, surveillance, and reconnaissance; carrier and expeditionary strike group support; and mine warfare.

RISK FACTORS

An investment in the new notes involves a high degree of risk. In addition to the other information contained in this prospectus, prospective investors should carefully consider the following risks before investing in the new notes. If any of the following risks actually occur, our business, financial condition, operating results and cash flow could be materially adversely affected, which, in turn, could adversely affect our ability to pay interest and principal on the new notes. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

We depend heavily on a single customer, the U.S. Government, for substantially all of our business, and changes affecting this customer’s ability to do business with us could have a material adverse effect on our financial position, results of operations or cash flows.

Our business is primarily dependent upon the design, construction, repair, maintenance, fleet support and life cycle services of nuclear-powered ships, such as aircraft carriers and submarines, and non-nuclear ships, such as surface combatants and expeditionary warfare/amphibious assault ships for the U.S. Navy and coastal defense surface ships for the U.S. Coast Guard, as well as the overhaul and refueling of nuclear-powered ships for the U.S. Navy. Substantially all of our revenue during 2011 and 2010 was derived from products and services ultimately sold to the U.S. Government. In addition, substantially all of our backlog was U.S. Government-related as of September 30, 2011. We are a supplier, either directly or as a subcontractor or team member, to the U.S. Government and its agencies. These contracts are subject to our customers’ political and budgetary constraints and processes, changes in customers’ short-range and long-range strategic plans, the timing of contract awards, significant changes in contract scheduling, intense contract and funding competition, difficulty in forecasting costs and schedules when bidding on developmental and highly sophisticated technical work, and delays in the timing of contract approval, as well as other risks such as contractor suspension or debarment in the event of certain violations of legal or regulatory requirements.

Contracts with the U.S. Government are subject to uncertain levels of funding, modification due to changes in customer priorities and potential termination.

We are directly dependent upon congressional allocation of defense monies to the U.S. Navy and the U.S. Coast Guard. The funding of U.S. Government programs is subject to congressional budget authorization and appropriation processes. For certain programs, Congress appropriates funds on a fiscal year basis even though a program may be performed over several fiscal years. Consequently, programs may be partially funded initially and additional funds are committed only as Congress makes further appropriations. We cannot predict the extent to which total funding and/or funding for individual programs will be included, increased or reduced as part of budgets ultimately approved by Congress or will be included in the scope of separate supplemental appropriations. The impact, severity and duration of the current U.S. economic downturn and pressures on the federal budget could also adversely affect the total funding and/or funding for individual programs. Recently, the level of future appropriations for defense programs has become more uncertain, following the debt ceiling crisis in August 2011 and the failure of a joint committee of Congress to identify $1.5 trillion in deficit reductions in November 2011, as required under the recently-enacted Budget Control Act. As a result of such failure, up to $600 billion in automatic spending cuts to defense programs could be triggered under the Budget Control Act, or cuts could be effected through other congressional actions, which could result in the cancellation of or decreased funding for our existing programs or a lack of funding for future programs. In the event that appropriations for any of our existing or future programs becomes unavailable, or is reduced or delayed, our contract or subcontract under such program may not be awarded or appropriately funded or may be terminated or adjusted by the U.S. Government, which could have a material adverse effect on our future sales under such program, and on our financial position, results of operations or cash flows.

We also cannot predict the impact of potential changes in priorities due to military transformation and planning and/or the nature of war-related activity on existing, follow-on or replacement programs. A shift of government priorities to programs in which we do not participate and/or reductions in funding for or the termination of programs in which we do participate, could have a material adverse effect on our financial position, results of operations or cash flows.

In addition, the U.S. Government generally has the ability to terminate contracts, in whole or in part, with little to no prior notice, for convenience or for default based on performance. In the event of termination for the U.S. Government’s convenience, contractors are normally protected by provisions covering reimbursement for costs incurred on the contracts and profit related to those costs but not the anticipated profit that would have been earned had the contract been completed. However, such a termination could result in the cancellation of future work on that program. Termination resulting from our default can expose us to liability and have a material adverse effect on our financial condition and our ability to compete for contracts.

Contract cost growth on fixed price and other contracts that cannot be justified as an increase in contract value due from customers exposes us to reduced profitability and the potential loss of future business.

Our operating income is adversely affected when we incur certain contract costs or certain increases in contract costs that cannot be billed to customers. This cost growth can occur if estimates to complete increase due to technical challenges, manufacturing difficulties or delays, or workforce-related issues, or if initial estimates used for calculating the contract cost were inaccurate. The cost estimation process requires significant judgment and expertise. Reasons for cost growth may include unavailability or reduced productivity of labor, the nature and complexity of the work to be performed, the timelines and availability of materials, major subcontractor performance and quality of their products, the effect of any delays in performance, availability and timing of funding from the customer, natural disasters and the inability to recover any claims included in the estimates to complete. For example, lack of progress in LHD-8 on-board testing preparatory to sea trials prompted us to undertake a comprehensive review of the program, including a detailed physical audit of the ship, resulting in a pre-tax charge of $272 million in the first quarter of 2008 for anticipated cost growth related to the identified need for substantial re-work on the ship. In addition to the LHD-8 charge, an additional $54 million of charges was recognized in the first quarter of 2008, primarily for schedule impacts on other ships and impairment of purchased intangibles at the Ingalls shipyards. Subsequent to recognizing the LHD-8 charge, we completed our performance under the contract at costs that were lower than the amounts previously anticipated primarily due to efficiencies from improved operating practices, risk retirement and increased escalation recovery. As a result, $63 million of the loss provision was reversed in 2008, and an additional $54 million was reversed in 2009 upon delivery of the ship. In 2010 we recognized we had over-reversed our loss provision and made a $30 million adjustment to complete the remainder of deferred work. In addition, shortly after Hurricane Katrina, we entered into a fixed price incentive contract for LPD-22 through LPD-25, which, in hindsight, reflected aggressive cost targets resulting in estimated costs today that are greater than were included in our bid. Therefore, construction under the LPD-22 through LPD-25 contract has been adversely impacted by operating performance factors, resulting in unfavorable cost growth that led to pre-tax charges totaling $171 million in 2009. In the third quarter of 2010, we recorded a charge of $24 million for additional cost growth on LPD-24, which was more than offset in the quarter by recognition of milestone incentives on the total LPD 22-25 contract of approximately $31 million. During the second quarter of 2011, we recorded negative cumulative margin revisions of $19 million on the contract for LPD-22 through LPD-25. A significant change in cost estimates on one or more programs could have a material adverse effect on our financial position, results of operations or cash flows.

Our principal U.S. Government business is currently being performed under firm fixed price (“FFP”), fixed price incentive (“FPI”), cost plus incentive fee (“CPIF”), cost plus fixed fee (“CPFF”) and cost plus award fee (“CPAF”) contracts. The risk to us of not being reimbursed for some of our costs varies with the type of contract. Under FFP contracts, we retain all costs savings on completed contracts but are liable for the full amount of all expenditures in excess of the contract price. FPI contracts, on the other hand, are flexibly priced arrangements under which overruns and underruns to an agreed-upon target cost are shared between the U.S. Government and us. Our fee is increased or decreased according to a formula set forth in the contract, which generally compares the amount of costs incurred to the contract target cost. The U.S. Government is liable for its share of all allowable costs up to a ceiling price. However, we are responsible for all costs incurred in excess of such ceiling price, which is typically 125–135% of target cost. In addition, our FPI contracts, if long-term, generally provide for the U.S. Government to pay escalation based on published indices relating to the shipbuilding industry. Under CPIF, CPFF and CPAF contracts, we are generally only required to perform the contract to the extent the U.S. Government makes funds available, and we recover all allowable costs incurred in the performance of the contract. Under CPIF contracts, our profit is determined by a contractually specified formula that essentially compares allowable incurred costs to the contract target cost. In some instances, the contract fee may be affected by a maximum or minimum fee percentage set for the contract. Under CPFF contracts, the fee is the same without regard to the amount of cost incurred. Under CPAF contracts, the fee is determined in accordance with the award fee provisions in the contract. In 2010, approximately 42% of Newport News’ revenues were CPIF, which primarily included aircraft carrier construction and RCOH. Twenty-six percent of Newport News’ 2010 revenues were FPI contracts, mainly consisting of submarine construction, 29% of revenues were CPFF contracts, 2% were CPAF and 1% were FFP. Approximately 74% of Ingalls’ revenues were FPI, 13% were CPAF, 6% were CPFF, 5% were CPIF and 2% were FFP. We expect that our 2011 revenues will follow the same general allocation among contract types as we experienced in 2010.

Our earnings and margins depend, in part, on our ability to perform under contracts and on subcontractor performance as well as raw material and component availability and pricing.

When agreeing to contractual terms, we make assumptions and projections about future conditions and events, many of which extend over long periods. These projections assess the productivity and availability of labor, the complexity of the work to be performed, the cost and availability of materials, the impact of delayed performance and the timing of product deliveries. We cannot guarantee that there will not be significant variances from our assumptions, delays in our performance and the timing of our product deliveries. If there is a significant change in one or more of these circumstances or estimates, or if we face unanticipated contract costs, the profitability of one or more of these contracts may be adversely affected.

We also rely on other companies to provide raw materials and major components for our products and rely on subcontractors to produce hardware elements and sub-assemblies and perform some of the services that we provide to our customers. Disruptions or performance problems caused by our subcontractors and vendors could have an adverse effect on our ability to meet our commitments to customers. Our ability to perform our obligations as a prime contractor could be adversely affected if one or more of the vendors or subcontractors are unable to provide the agreed-upon products or materials or perform the agreed-upon services in a timely and cost-effective manner.

All major materials, parts and components for our products are currently available in adequate supply from domestic and/or foreign sources. Through the cost escalation provisions contained in some of our U.S. Government contracts, we may be protected from increases in material costs to the extent that the increases in our costs are in line with industry indices. However, the difference in basis between our actual material costs and these indices may expose us to cost uncertainty even with these provisions. The most significant raw material we require is steel. A significant delay in supply deliveries of our key raw materials required in our production processes could have a material adverse effect on our financial position, results of operations or cash flows.

In connection with our government contracts, we are required to procure certain materials and component parts from supply sources approved by the U.S. Government. Due largely to the consolidation of the defense industry, there are currently several components for which there is only one supplier. The inability of a sole source supplier to meet our needs could have a material adverse effect on our financial position, results of operations or cash flows.

Our results of operations depend on the award of new contracts.

The prospects of U.S. shipyards, including ours, can be materially affected by their success in securing significant U.S. Navy contract awards. In February 2010, the Department of Defense (the “DoD”) issued its Report of the Quadrennial Defense Review (the “QDR”), a legislatively mandated review of military strategy and priorities that shapes defense funding over the ensuing four years. The QDR emphasized the related challenge of rebuilding readiness at a time when the DoD is also pursuing growth, modernization and transformation of its forces and capabilities, reiterated the need for preparedness across the range of military operations, and prioritized continued investment in warfighting capabilities. The U.S. Navy relies on the force requirements set forth in the QDR to design its 30-Year Plan, now referred to as the 2012 Shipbuilding Plan. The QDR report describes some of the tradeoffs that the DoD’s leaders have identified to enable the rebalancing of U.S. military capabilities. The U.S. Navy has decided to delay procurement of CVN-79 John F. Kennedy from fiscal year 2012 to 2013, cancel the new-design CG(X) procurement program and truncate the DDG-1000 Zumwalt-class destroyers program to three ships. We believe that our shipbuilding programs are a high priority for national defense, but under budgetary pressures, one or more of our programs may be reduced, extended or terminated by our U.S. Government customers. Specific actions already taken that could negatively affect us include the deferral of production of new maritime prepositioning ships, the reduction in the number of planned large surface combatants and the increase of the procurement interval for aircraft carriers to five years.

In February 2010 and through 2011, the U.S. Navy released its 2012 Shipbuilding Plan in which the U.S. Navy used the goals and strategies set forth in the QDR to identify the naval capabilities projected to meet the defense challenges faced by the nation in the next three decades. The 2012 Shipbuilding Plan uses, as a baseline, a 328-ship force, up from the former 313-ship force that was first proposed by the U.S. Navy to Congress in 2006 to design a battle inventory to provide global reach; persistent presence; and strategic, operational and tactical effects expected of naval forces within reasonable levels of funding. Any significant reduction from the 2012 Shipbuilding Plan could have a material adverse effect on our financial position, results of operations or cash flows.

Although we believe that, as the only company currently capable of building the U.S. Navy’s nuclear-powered aircraft carriers, we are in a strong competitive position to be awarded any contracts for building new nuclear-powered aircraft carriers, we cannot give any assurances that we will receive any award, that aircraft carrier construction projects will not be delayed or that aircraft carrier construction projects will be funded by Congress. Furthermore, in response to the need for cheaper alternatives and the proliferation of “smart weapons,” it is possible that future strategy reassessments by the DoD may result in a decreased need for aircraft carriers. We are currently performing design engineering and advanced construction and procuring long-lead time materials for the next generation of aircraft carriers. For the year ended December 31, 2010, aircraft carrier construction and design engineering accounted for approximately 21% of our consolidated revenue. Aircraft carrier programs and other government projects can be delayed, and such delays typically cause loss of income during the period of delay and retraining costs when work resumes. Any significant reduction in the level of government appropriations for aircraft carrier or other shipbuilding programs, or a significant delay of such appropriations, would have a material adverse effect on our financial position, results of operations or cash flows.

Through a teaming agreement with Electric Boat that provides for approximate equality of work allocated between the parties, we provide SSN-774 Virginia-class nuclear fast attack submarines. Under the teaming agreement, Electric Boat is the prime contractor to whom construction contracts have been awarded in blocks, and we are principal subcontractor. Block I was awarded in 1998 and consisted of four submarines, Block II was awarded in 2003 and consisted of six submarines, and Block III was awarded in 2008 and consisted of eight submarines. We and Electric Boat have delivered the first eight submarines of the class (all four submarines from Block I and four submarines from Block II), have another six submarines under construction (the remaining two submarines of Block II and the first four submarines of Block III) and have been contracted to deliver an additional four submarines (the remaining four submarines of Block III). Based on expected build rates, the last Block III SSN-774 Virginia-class submarine is scheduled for delivery in 2018. We are also investing in our facilities to support the increase in production rate from one to two SSN-774 Virginia-class submarines per year beginning in 2011. The team has a current backlog of 10 SSN-774 Virginia-class submarines, but there can be no assurance that the SSN-774 Virginia-class submarine program will continue to be funded or proceed on schedule. Additionally, the U.S. Navy has initiated the design process for the aging Ohio-class nuclear ballistic submarines, which were first introduced into service in 1981. The SSBN(X) Ohio-class Submarine Replacement Program represents a new program opportunity for us. Electric Boat is expected to lead the program. Although the contract is not yet negotiated, we expect to share in the design effort and our experience and well-qualified workforce position us for a potential role in the construction effort. The Ohio-class includes 14 ballistic missile submarines (SSBN) and four cruise missile submarines (SSGN). The Ohio-class Submarine Replacement Program currently calls for 12 new ballistic missile submarines over a 15-year period for approximately $4 to $7 billion each. The first Ohio-class ballistic submarine is expected to be retired in 2029, meaning that the first replacement platform should be in commission by that time. We have begun design work as a subcontractor to Electric Boat. We cannot guarantee that we will continue to work on the SSBN(X) design with Electric Boat, and we can give no assurance regarding the final design concept chosen by the U.S. Navy or the amount of funding made available by Congress for the SSBN(X) Ohio-class Submarine Replacement Program. At this time, construction is expected to begin in 2019 with the procurement of long-lead time materials in 2015. The current fiscal environment and uncertainty in defense budgets may delay the start of construction, or result in a reduction in the number, of ships being procured.

With respect to the federal nuclear market, we are a minority member of a joint venture that manages and operates the Savannah River Site for the DoE in South Carolina. We have submitted bids (also with others in an alliance) on several other DoE site management contracts. Competition for these types of contracts and projects is intense and there can be no assurance that we will continue to receive contracts or be successful with our initiatives in these areas.

Additionally, the U.S. Navy has stated that it currently expects that LPD-17 San Antonio-class amphibious assault transport dock ships will be a mainstay of the U.S. Navy over the next decade, replacing a number of vessels nearing the end of their useful lives. Our Ingalls shipyards are the sole builders of amphibious assault ships (LHA and LPD). Despite Congress’s authorization and appropriation for the 10th ship in the class, LPD-26, we cannot guarantee that the DoD and Congress will fund the 11th planned LPD-17 San Antonio-class vessel. In the second quarter of 2009, we became aware of quality issues relating to certain pipe welds on our LPD-17 class of ships under production at Ingalls as well as those that had previously been delivered. In light of these recent quality issues, we may incur additional costs to maintain our position as the exclusive provider for these ships. See “— Many of our contracts contain performance obligations that require innovative design capabilities, are technologically complex, require manufacturing expertise or are dependent upon factors not wholly within our control and failure to meet these obligations could adversely affect our profitability and future prospects.” Any failure to fund such vessels, or, even if funded, to award the construction of such vessels to us, could have a material adverse effect on our financial position, results of operations or cash flows.

The Department of Defense has announced plans for significant changes to its business practices that could have a material effect on its overall procurement process and adversely impact our current programs and potential new awards.

In 2010, the DoD announced certain initiatives designed to gain efficiencies, refocus priorities and enhance business practices used by the DoD, including those used to procure goods and services from defense contractors. These initiatives are organized in five major areas: Affordability and Cost Growth; Productivity and Innovation; Competition; Services Acquisition; and Processes and Bureaucracy. Our understanding is that these initiatives are intended to drive down costs and enhance efficiencies and productivity. As described by a senior DoD official, they are intended to enable the DoD to do more without more.

These initiatives are expected to impact the contracting environment in which we do business with our DoD customers as we and others in the industry adjust our practices to address the new initiatives and the reduced level of spending by the DoD. We are taking steps internally to assess how we can respond to and support these changes, including how we can further reduce costs and increase productivity, modify how we respond to proposals and revise our areas of focus. Depending on how these initiatives are implemented, they could have an impact on current programs as well as new business opportunities. Changes to the DoD acquisition system and contracting models could affect whether and, if so, how we pursue certain opportunities and the terms under which we are able to do so. These initiatives are still fairly new; we expect to understand better the specific impacts to our business as the DoD implements them further.

Our future success depends, in part, on our ability to deliver our products and services at an affordable life cycle cost, requiring us to have and maintain technologies, facilities, equipment and a qualified workforce to meet the needs of current and future customers.

Shipbuilding is a long cycle business and our success depends on quality, cost and schedule performance on our contracts. We must have and sustain the people, technologies, facilities, equipment and financial capacity needed to deliver our products and services at an affordable life cycle cost. If we fail to maintain our competitive position, we could lose a significant amount of future business to our competitors, which would have a material adverse effect on our financial position, results of operations or cash flows, or our ability to maintain market share.

Operating results are heavily dependent upon our ability to attract and retain a sufficient number of engineers and skilled workers, at competitive costs, with requisite skills and/or security clearances. Additionally, it is important that we have stable future revenues and costs in order to maintain a qualified workforce. The necessary nuclear expertise required and the challenges of hiring and training a qualified workforce can be a limitation on our business. If qualified personnel become scarce, we could experience higher labor, recruiting or training costs in order to attract and retain such employees or could experience difficulty in performing under our contracts or pursuing new business if the needs for such employees are unmet.

Competition within our markets and an increase in bid protests may reduce our revenues and market share.

We believe the programs and number of ship constructions, refuelings and overhauls and inactivations currently planned by the U.S. Navy over the next several years will remain relatively steady; however, projected U.S. defense spending levels for periods beyond the near term are uncertain and difficult to predict. While the U.S. Navy’s current 2012 Shipbuilding Plan is based on an optimized 328-ship force, the plan itself anticipates procurement for only 275 ships during the 30-year period. Changes in U.S. defense spending may limit certain future market opportunities. If we are unable to continue to compete successfully against our current or future competitors, we may experience declines in revenues and market share which could negatively impact our results of operations and financial condition.

For example, in the event the U.S. Navy determines it is in its best interest to compete the DDG-51 class of ships and we are unable to win at least a portion of the awarded ships, we would experience not only a loss of revenues but such an event could have a material impact on ships in production as well as on our ability to compete and construct affordable ships in the future. Such an event could also have a material adverse effect on our financial position, results of operations or cash flows.

The reduced level of shipbuilding activity by the U.S. Navy, as demonstrated by the reduction in fleet size from 566 ships in 1989 to 285 ships as of June 10, 2011, has resulted in workforce reductions in the industry, but little infrastructure consolidation. The general result has been fewer contracts awarded to the same fixed number of shipyards. There are principally six major private U.S. shipyards, three of which are our shipyards, plus numerous other smaller private shipyards that compete for contracts to construct, overhaul, repair or convert naval vessels. During 2010, Northrop Grumman announced its intention to cease all shipbuilding operations at our Louisiana facilities located in Avondale, Waggaman, and Tallulah, and that this decision ultimately would result in the permanent closure of these facilities. We anticipate completing wind down of these facilities in 2013 which would consolidate all Ingalls construction into our Mississippi facilities. The transition plan, covering a period of more than two years, provides the opportunity to work with federal, state and local officials and others to explore other uses for the Avondale facility, allowing time for an orderly adjustment of the Avondale workforce. We expect that process to take some time. During 2011, we closed and terminated the lease on the components facility in Tallulah, Louisiana and ceased operations and shuttered the facility in Waggaman, Louisiana. After this wind down, we will have two primary shipyards. Competition for future programs is expected to be intense. Additionally, our products, such as aircraft carriers, submarines and other ships, compete with each other, as well as with other defense products and services, for defense monies. We cannot guarantee that there will not be some rationalization of shipyard capacity in the United States and that we will not be subject to shipyard consolidation or closures as a result of the reduced level of U.S. Navy spending on the construction of its naval fleet. Any further reduction could have a significant effect on our business, financial condition or results of operations.

Although we are the only company currently capable of refueling nuclear-powered carriers, we also believe that two existing government-owned shipyards, one in the U.S. Pacific Northwest and the other in the U.S. Mid-Atlantic, could refuel nuclear-powered carriers if substantial investments in facilities, personnel and training were made. U.S. Government-owned shipyards are presently involved in refueling, overhaul and inactivation of SSN-688 Los Angeles-class submarines and are capable of repairing and overhauling non-nuclear ships.

We also compete in the engineering, planning and design market with other companies that provide engineering support services. There can be no assurance that we will be the successful bidder on future U.S. Navy engineering work, including aircraft carrier research and development, submarine design and future surface combatant and amphibious assault programs.

The competitive environment is also affected by bid protests from unsuccessful bidders on new program awards. Bid protests could result in the award decision being overturned, requiring a re-bid of the contract. Even where a bid protest does not result in a re-bid, the resolution typically extends the time until the contract activity can begin, which may reduce our earnings in the period in which the contract would otherwise have commenced.

As a U.S. Government contractor, we are subject to a number of regulations and could be adversely affected by changes in regulations or any negative findings from a U.S. Government audit or investigation.

U.S. Government contractors must comply with many significant regulations, including procurement, nuclear and other requirements. These regulations and requirements, although customary in government contracts, increase our performance and compliance costs. Our nuclear operations are subject to an enhanced regulatory environment, which mandates increased performance and compliance efforts and costs. If any such regulations or requirements change, our costs of complying with them could increase and reduce our margins.

We operate in a highly regulated environment and are routinely audited and reviewed by the U.S. Government and its various agencies such as the U.S. Navy’s Supervisor of Shipbuilding, the Defense Contract Audit Agency (“DCAA”) and the Defense Contract Management Agency. These agencies review our performance under our contracts, our cost structure and our compliance with applicable laws, regulations, and standards, as well as the adequacy of, and our compliance with, our internal control systems and policies. Systems that are subject to review include, but are not limited to, our accounting systems, purchasing systems, billing systems, property management and control systems, cost estimating systems, compensation systems and management information systems. Any costs found to be unallowable or improperly allocated to a specific contract will not be reimbursed or must be refunded if previously reimbursed. If an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspension, or prohibition from doing business with the U.S. Government. Whether or not illegal activities are alleged, the U.S. Government also has the ability to decrease or withhold certain payments when it deems systems subject to its review to be inadequate. As contracts subject to new contractor business systems rules are awarded, withholdings may occur in the future if the U.S. Government makes a final determination of one or more significant deficiencies in one or more such systems. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us.

As with other government contractors, the U.S. Government has, from time to time, recommended that certain of our contract prices be reduced, or that costs allocated to our contracts be disallowed. Some of these recommendations involve substantial amounts. In the past, as a result of such audits and other investigations and inquiries, we have on occasion made minor adjustments to our contract prices and the costs allocated to our government contracts. We cannot guarantee that such audits, investigations and inquiries will not result in reductions of our contract prices in the future.

We are also, from time to time, subject to U.S. Government investigations relating to our operations, and we are subject to or are expected to perform in compliance with a vast array of federal laws, including but not limited to the Truth in Negotiations Act, the False Claims Act, Procurement Integrity Act, Cost Accounting Standards, the International Traffic in Arms Regulations promulgated under the Arms Export Control Act, the Close the Contractor Fraud Loophole Act and the Foreign Corrupt Practices Act. If we are convicted or otherwise found to have violated the law, or are found not to have acted responsibly as defined by the law, we may be subject to reductions of the value of contracts, contract modifications or termination and the assessment of penalties and fines, compensatory or treble damages, which could have a material adverse effect on our financial position, results of operations or cash flows. Such findings or convictions could also result in suspension or debarment from government contracting. Given our dependence on government contracting, suspension or debarment could have a material adverse effect on our financial position, results of operations or cash flows.

Many of our contracts contain performance obligations that require innovative design capabilities, are technologically complex, require manufacturing expertise or are dependent upon factors not wholly within our control and failure to meet these obligations could adversely affect our profitability and future prospects.

We design, develop and manufacture products and services applied by our customers in a variety of environments. Problems and delays in development or delivery of subcontractor components or services as a result of issues with respect to design, technology, licensing and patent rights, labor, learning curve assumptions or materials and components could prevent us from achieving contractual requirements.

First-in-class ships, also known as lead ships, usually have new technology that is either supplied by the U.S. Navy, us or other contractors. Problems in developing these new technologies or design changes later in the construction process could lead to delays in maintaining the design schedule needed for construction. The risk associated with new technology or mid-construction design changes could both increase the cost of a ship and delay delivery. For example, the new CVN-78 Gerald R. Ford-class has many new technologies with several of them still in development. Those technologies include but are not limited to EMALS (the electromagnetic aircraft launch system), AAG (the advanced arresting gear) and DBR (the dual band radar). All three of these are being developed concurrently with the ship under construction. Late delivery of information could drive inefficiencies in the construction process, increase cost and put the delivery schedule at risk, and could adversely affect our profitability and future prospects.

In addition, our products cannot be tested and proven in all situations and are otherwise subject to unforeseen problems. Examples of unforeseen problems that could negatively affect revenue and profitability include premature failure of products that cannot be accessed for repair or replacement, problems with quality or workmanship and unplanned degradation of product performance. These failures could result, either directly or indirectly, in loss of life or property. Among the factors that may affect revenue and profits could be unforeseen costs and expenses not covered by insurance or indemnification from the customer, diversion of management focus in responding to unforeseen problems, loss of follow-on work and, in the case of certain contracts, repayment to the government customer of contract cost and fee payments we previously received.

In 2009, we received notice of an investigation regarding work performed by our Ingalls shipyards on the LPD-17 San Antonio-class ships. While the investigation did not result in any fraud or willful misconduct being alleged, in response to the concerns regarding the quality of our products, in 2009, our Ingalls shipyards began implementation of a new management approach focused on better organizing and managing the construction of the ships we build. There can be no assurance that this approach will deliver high quality products in a safe, timely and cost-effective manner as intended, and there may be difficulties related to its implementation. We have also encountered various quality issues on our aircraft carrier construction and overhaul programs and our SSN-774 Virginia-class submarine construction program at our Newport News location. These include matters related to filler metal used in pipe welds identified in 2007, and in 2009, issues associated with non-nuclear weld inspection and the installation of weapons handling equipment on certain submarines. We may discover additional quality issues related to our products requiring analysis and corrective action in the future.

In addition, we have experienced several quality issues at Ingalls related to our LPD-17 class of ships. In the second quarter of 2009, as a result of a review of the design, engineering and production processes undertaken as a result of leaks discovered in the LPD-17 USS San Antonio’s lube oil system, we became aware of quality issues relating to certain pipe welds on ships under production at Ingalls as well as those that had previously been delivered. Following that discovery, we worked with the customer to determine the nature and extent of the pipe weld issue and its possible impact on related shipboard systems. This effort has resulted in the preparation of a technical analysis of the problem, additional inspections on the ships, a rework plan for ships previously delivered and in various stages of production, and modifications to the work plans for ships in production. Although not fully resolved with the U.S. Navy, we believe that the incremental costs associated with the anticipated resolution of these matters that are our responsibility have been appropriately reflected in our financial statements. In the fourth quarter of 2009, certain bearing wear and debris were found in the lubrication system of the main propulsion diesel engines (“MPDE”) installed on LPD-21. We are participating with the U.S. Navy and other industry participants involved with the MPDEs in a review panel to examine the MPDE lubrication system’s design, construction, operation and maintenance for the LPD-17 class of ships. To date, the review has identified several potential system improvements for increasing the reliability of the system and certain changes are being implemented on ships under construction at this time. We continue to work in partnership to investigate and identify any additional corrective actions to address quality issues and will implement appropriate corrective actions consistent with our contractual and legal obligations. We cannot make assurances that potential undiscovered issues would not have a material adverse effect on our financial position, results of operations or cash flows in the future. See “— Our results of operations depend on the award of new contracts.”

We may not realize the anticipated benefits related to the wind down of our construction activities at Avondale, our Louisiana shipyard, and two Louisiana components facilities and the consolidation of all Ingalls construction into our Mississippi facilities.

During 2010, Northrop Grumman announced its intention to wind down our construction activities at Avondale, our Louisiana shipyard, in 2013 and two Louisiana components facilities by 2013, after completing LPD-17 San Antonio-class ships currently under construction, and consolidate all Ingalls construction into our Mississippi facilities. Future LPD-class ships will be built in a single production line at our Pascagoula, Mississippi facility. The consolidation is intended to reduce costs, increase efficiency and address shipbuilding overcapacity. The transition plan, covering a period of more than two years, provides the opportunity to work with federal, state and local officials and others to explore other uses for the Avondale facility, allowing time for an orderly adjustment of the Avondale workforce. We expect that process to take some time. During 2011, we closed and terminated the lease on the components facility in Tallulah, Louisiana. We cannot provide any assurances that consolidation of shipbuilding activities in our Pascagoula and Gulfport facilities will result in our realization of benefits from serial production at those facilities. In connection with the increased utilization of our employees and facilities in our Pascagoula shipyard, we may encounter difficulties in adhering to back-to-back production schedules. An inability to adhere to production schedules could have an adverse effect on our ability to timely perform under our contracts and to obtain new contracts in the future. Furthermore, because our workforce will be located primarily in two locations, we may not be able to attract and retain a sufficient number of skilled and trained employees to perform the increased workload in Pascagoula and Gulfport. Any failure to attract and retain the necessary workforce, or to effectively manage and control third-party contractors, could adversely affect our ability to perform under our contracts and could have a material adverse effect on our financial position, results of operations or cash flows. Additionally, due to the consolidation, we expect higher costs to complete ships currently under construction in Avondale due to anticipated reductions in productivity, and have increased the estimates to complete for LPDs 23 and 25 by approximately $210 million, which caused us to recognize a $113 million pre-tax charge to second quarter 2010 operating income.

In addition, we anticipate that we will incur substantial restructuring-related costs and asset write-downs currently estimated at $271 million related to the wind down of our operations at Avondale. We have assumed that substantially all of the restructuring expenses associated with the wind down of those operations will be recoverable and amortized as future allowable costs over five years based upon applicable government regulations governing internal restructuring activities and/or based upon other FAR allowable contract cost provisions. We are currently in discussions with the U.S. Navy regarding its cost submission to support the recoverability of these costs under the FAR and applicable contracts and this submission is subject to review and acceptance by the U.S. Navy. The Defense Contract Audit Agency (“DCAA”), a Department of Defense (“DoD”) agency, prepared an initial audit report on the company’s previous cost proposal for the restructuring and shutdown related costs ($310 million), in which it stated that, in general, the proposal was not adequately supported in order for the DCAA to reach a conclusion. The DCAA also questioned approximately $25 million (approximately 8%) of the costs submitted by us. The DCAA stated that it could not reach a final conclusion on the cost submission due to the then potential spin-off transaction. Accordingly, the DCAA did not accept the proposal as submitted. We have resubmitted an updated proposal to address the concerns expressed by the DCAA and to reflect the revised estimated total cost of $271 million. Should these costs be challenged by the U.S. Navy, there are prescribed dispute resolution alternatives to resolve such a challenge and we would likely pursue a dispute resolution process, although it will create uncertainty as to the timing and eventual allowability of the restructuring costs related to the wind down of the Avondale facility. We do not have an agreement with our customer in place regarding the government contract accounting and pricing treatment of these costs. The actual restructuring expenses related to the wind down may be greater than our current estimate and any inability to recover such costs could result in a material adverse effect on our financial position, results of operations or cash flows.

We use estimates when accounting for contracts. Changes in estimates could affect our profitability and our overall financial position.

Contract accounting requires judgment relative to assessing risks, estimating contract revenues and costs, and making assumptions for schedule and technical issues. Due to the size and nature of many of our contracts, the estimation of total revenues and costs at completion is complicated and subject to many variables. For new programs, we estimate, negotiate and contract for construction on ships that are not completely designed. Therefore, assessing risks, estimating contract revenues and costs, and making assumptions for schedule and technical issues for these ships is subject to the variability of the final ship design and evolving scope of work. For all ships, assumptions have to be made regarding the length of time to complete the contract because costs also include expected increases in wages and prices for materials. Similarly, assumptions have to be made regarding the future impact of our efficiency initiatives and cost reduction efforts. Incentives, awards or penalties related to performance on contracts are considered in estimating revenue and profit rates, and are recorded when there is sufficient information to assess anticipated performance.

Because of the significance of the judgment and estimation processes described above, it is possible that materially different amounts could be obtained if different assumptions were used or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may have a material adverse effect upon future period financial reporting and performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies, Estimates and Judgments.”

Our business is subject to disruption caused by natural disasters, environmental disasters and other factors that could have a material adverse effect on our financial position, results of operations or cash flows.

We have significant operations located in regions of the United States that have been and may be exposed to damaging storms, such as hurricanes, and environmental disasters, such as oil spills. Although preventative measures may help to mitigate damage, the damage and disruption resulting from natural and environmental disasters may be significant. Should insurance or other risk transfer mechanisms be unavailable or insufficient to recover all costs, we could experience a material adverse effect on our financial position, results of operations or cash flows. See “— Our insurance coverage may be inadequate to cover all of our significant risks or our insurers may deny coverage of material losses we incur, which could adversely affect our profitability and overall financial position.”

Our suppliers and subcontractors are also subject to natural and environmental disasters that could affect their ability to deliver or perform under a contract. Performance failures by our subcontractors due to natural or environmental disasters may adversely affect our ability to perform our obligations on the prime contract, which could reduce our profitability due to damages or other costs that may not be fully recoverable from the subcontractor or from the customer or our insurers and could result in a termination of the prime contract and have an adverse effect on our ability to compete for future contracts.

Natural disasters can also disrupt our workforce, electrical and other power distribution networks, including computer and internet operation and accessibility, and the critical industrial infrastructure needed for normal business operations. These disruptions could cause adverse effects on our profitability and performance. Environmental disasters, particularly oil spills in waterways and bodies of water used for the transport and testing of our ships, can disrupt the timing of our performance under our contracts with the U.S. Navy and the U.S. Coast Guard.

Our insurance coverage may be inadequate to cover all of our significant risks or our insurers may deny coverage of material losses we incur, which could adversely affect our profitability and overall financial position.

We endeavor to identify and obtain, in established markets, insurance agreements to cover significant risks and liabilities (including, among others, natural disasters, product liability and business interruption). Not every risk or liability can be protected by insurance, and, for insurable risks, the limits of coverage reasonably obtainable in the market may not be sufficient to cover all actual losses or liabilities incurred, including, for example, a catastrophic hurricane claim. In some, but not all, circumstances, we may receive indemnification from the U.S. Government. Because of the limitations in overall available coverage referred to above, we may have to bear substantial costs for uninsured losses that could have a material adverse effect on our financial position, results of operations or cash flows. Additionally, disputes with insurance carriers over coverage may affect the timing of cash flows and, if litigation with the carrier becomes necessary, an outcome unfavorable to us may have a material adverse effect on our financial position, results of operations or cash flows.

Through Northrop Grumman, we are pursuing legal action against an insurance provider, Factory Mutual Insurance Company (“FM Global”), arising out of a disagreement concerning the coverage of certain losses related to Hurricane Katrina. See “Notes to the Condensed Consolidated Financial Statements (unaudited) — Note 14.” Legal action was commenced against FM Global on November 4, 2005, which is now pending in the U.S. District Court for the Central District of California, Western Division. In August 2007, the District Court issued an order finding that the excess insurance policy provided coverage for Katrina-related losses. FM Global appealed the District Court’s order and on August 14, 2008, the U.S. Court of Appeals for the Ninth Circuit reversed the earlier summary judgment order in favor of Northrop Grumman’s interest, holding that the FM Global excess policy unambiguously excludes damage from the storm surge caused by Hurricane Katrina under its “Flood” exclusion. The Ninth Circuit remanded the case to the District Court to determine whether the California efficient proximate cause doctrine affords coverage sought by the company under the policy even if the Flood exclusion of the policy is unambiguous. On April 2, 2009, the Ninth Circuit denied Northrop Grumman’s Petition for Rehearing and remanded the case to the District Court. On June 10, 2009, Northrop Grumman filed a motion seeking leave of court to file a complaint adding Aon Risk Services, Inc. of Southern California (“Aon”) as a defendant. On July 1, 2009, FM Global filed a motion for partial summary judgment seeking a determination that the California efficient proximate cause doctrine is not applicable or that it affords no coverage under the policy. On August 26, 2010, the District Court denied Northrop Grumman’s motion to add Aon as a defendant to the case pending in federal court, finding that Northrop Grumman has a viable option to bring suit against Aon in state court. Also on August 26, 2010 the District Court granted FM Global’s motion for summary judgment based upon California’s doctrine of efficient proximate cause, and denied FM Global’s motion for summary judgment based upon breach of contract, finding that triable issues of fact remained as to whether and to what extent we sustained wind damage apart from the storm surge that inundated our Pascagoula facility. On September 29, 2011, the District Court granted FM Global’s motion for summary judgment to dismiss Northrop Grumman’s claims for bad faith damages and for reformation holding in part that FM Global’s position that no coverage existed for certain damages was not unreasonable and, thus, not in bad faith. The company intends to continue to pursue the breach of contract action against FM Global. On January 27, 2011 Northrop Grumman filed suit against Aon in the Los Angeles Superior Court seeking damages for professional negligence, breach of contract and negligent misrepresentation as well as for declaratory relief. Aon filed an answer dated November 7, 2011 that denied liability and asserted several defenses. Based on the current status of the litigation, no assurances can be made as to the ultimate outcome of these matters.

Our business could suffer if we are unsuccessful in negotiating new collective bargaining agreements.

Approximately 50% of our approximately 38,000 employees are covered by a total of 10 collective bargaining agreements. We expect to re-negotiate renewals of each of our collective bargaining agreements between 2013 and 2015 as they approach expiration. Collective bargaining agreements generally expire after three to five years and are subject to renegotiation at that time. While we believe we maintain good relationships with our represented workers, and it is not expected that the results of these negotiations will have a material adverse effect on our financial position, results of operations or cash flows, it is possible that we may experience difficulties with renewals and renegotiations of existing collective bargaining agreements. If we experience such difficulties, we could incur additional expenses and work stoppages. Any such expenses or delays could adversely affect programs served by employees who are covered by collective bargaining agreements. In the recent past, we have experienced some work stoppages, strikes and other labor disruptions associated with the collective bargaining of new labor agreements.

Pension and medical expenses associated with our retiree benefit plans may fluctuate significantly depending upon changes in actuarial assumptions, future market performance of plan assets, future trends in health care costs and legislative or other regulatory actions.

A substantial portion of our current and retired employee population is covered by pension and retiree medical plans, the financial and funding costs of which are dependent upon various assumptions that include estimates of future rates of return on benefit-related assets, discount rates for future payment obligations, rates of future growth in benefits provided, and rates of mortality and morbidity. Variances from these estimates could have a material adverse effect on our financial position, results of operations or cash flows. See “Notes to the Condensed Consolidated Financial Statements (unaudited) — Note 16.” In addition, funding requirements for benefit obligations of our pension plans are subject to legislative and other government regulatory actions. For example, due to government regulations, pension plan cost recoveries under our government contracts may occur in different periods from when those pension costs are accrued for financial statement purposes or when pension funding is made. Timing differences between when pension funding occurs compared to when such costs are recoverable as allowable costs under our government contracts could have a material adverse effect on our cash flow from operations.

In addition, on May 10, 2010, the U.S. Cost Accounting Standards (“CAS”) Board published a Notice of Proposed Rulemaking (“NPRM”) that, if adopted, would provide a framework to partially harmonize the CAS rules with the Pension Protection Act of 2006 (“PPA”) funding requirements. As with the Advance Notice of Proposed Rulemaking (“ANPRM”) that was issued on September 2, 2008, the NPRM would “harmonize” by partially mitigating the mismatch between CAS costs and PPA-amended Employee Retirement Income Security Act of 1974 (“ERISA”) minimum funding requirements. Compared to the ANPRM, the NPRM simplifies the rules and the transition process, and results in an acceleration of allowable CAS pension costs over the next five years as compared with our current CAS pension costs. Until the final rule is published, and to the extent that the final rule does not completely eliminate mismatches between ERISA funding requirements and CAS pension costs, government contractors maintaining defined benefit pension plans will continue to experience a timing mismatch between required contributions and pension expenses recoverable under CAS. We do not expect the final rule to be issued in 2011. The final rule is expected to apply to contracts starting the year following the award of the first CAS covered contract after the effective date of the new rule. We anticipate that contractors will be entitled to an equitable adjustment for any additional CAS contract costs resulting from the final rule.

Unforeseen environmental costs could have a material adverse effect on our financial position, results of operations or cash flows.

Our operations are subject to and affected by a variety of federal, state and local environmental protection laws and regulations. In addition, we could be affected by future laws or regulations, including those imposed in response to climate change concerns or other actions commonly referred to as “green initiatives.” To comply with current and future environmental laws and regulations and to meet this goal, we expect to incur capital and operating costs.

The nature of shipbuilding operations requires the use of hazardous materials. Our shipyards also generate significant quantities of wastewater, which we treat before discharging pursuant to various permits. In order to handle these materials, our shipyards have an extensive network of above-ground and underground storage tanks, some of which have leaked and required remediation in the past. In addition, the extensive handling of these materials sometimes results in spills in the shipyards and occasionally in the adjacent rivers and waterways where we operate. The shipyards also have extensive waste handling programs that we maintain and periodically modify consistent with changes in applicable regulations. See “Business — Environmental, Health and Safety.”

Various federal, state and local environmental laws and regulations impose limitations on the discharge of pollutants into the environment and establish standards for the transportation, storage and disposal of toxic and hazardous wastes. Stringent fines and penalties may be imposed for noncompliance and certain environmental laws impose joint and several “strict liability” for remediation of spills and releases of oil and hazardous substances rendering a person liable for environmental clean-up and remediation costs and damage, without regard to negligence or fault on the part of such person. Such laws and regulations may expose us to liability for the conduct of or conditions caused by Northrop Grumman and others.

Environmental laws and regulations can also impose substantial fines and criminal sanctions for violations, and may require the installation of costly pollution control equipment or operational changes to limit pollution emissions or discharges and/or decrease the likelihood of accidental hazardous substance releases. We also incur, and expect to continue to incur, costs to comply with current federal and state environmental laws and regulations related to the cleanup of pollutants previously released into the environment. In addition, if we are found to be in violation of the Federal Clean Air Act or the Clean Water Act, the facility or facilities involved in the violation could be placed by the U.S. Environmental Protection Agency (the “EPA”) on the “Excluded Parties List” maintained by the General Services Administration. The listing would continue until the EPA concludes that the cause of the violation had been cured. Listed facilities cannot be used in performing any U.S. Government contract while they are listed by the EPA.

The adoption of new laws and regulations, stricter enforcement of existing laws and regulations, imposition of new cleanup requirements, discovery of previously unknown or more extensive contamination, litigation involving environmental impacts, our ability to recover such costs under previously priced contracts or financial insolvency of other responsible parties could cause us to incur costs in the future that could have a material adverse effect on our financial position, results of operations, or cash flows.

During 2010, Northrop Grumman announced its intention to cease all shipbuilding operations at our Louisiana facilities located in Avondale, Waggaman, and Tallulah, and that this decision ultimately would result in the permanent closure of these facilities. We anticipate completing wind down of these facilities in 2013 which would consolidate all Ingalls construction into our Mississippi facilities. The transition plan, covering a period of more than two years, provides the opportunity to work with federal, state and local officials and others to explore other uses for the Avondale facility, allowing time for an orderly adjustment of the Avondale workforce. During 2011, we closed and terminated the lease on the components facility in Tallulah, Louisiana. It is possible that the winding down of operations at Avondale may result in environmental costs. However, these costs are not known and cannot be reasonably estimated at this time.

Market volatility and adverse capital or credit market conditions may affect our ability to access cost-effective sources of funding and expose us to risks associated with the financial viability of suppliers and the ability of counterparties to perform on financial instruments.

The financial and credit markets have recently experienced high levels of volatility and disruption, reducing the availability of credit for certain issuers. We expect to access these markets to support certain business activities, including acquisitions, capital expansion projects, obtaining credit support for our self-insurance for workers’ compensation, refinancing existing debt and issuing letters of credit. In the future, we may not be able to obtain capital market financing or bank financing on favorable terms, or at all, which could have a material adverse effect on our financial position, results of operations or cash flows.

A tightening of credit could also adversely affect our suppliers’ ability to obtain financing. Delays in suppliers’ ability to obtain financing, or the unavailability of financing, could cause us to be unable to meet our contract obligations and could adversely affect our results of operations. The inability of our suppliers to obtain financing could also result in the need for us to transition to alternate suppliers, which could result in significant incremental cost and delay.

We have executed, and in the future may execute, transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks and other institutional parties. These transactions expose us to potential credit risk in the event of default of a counterparty. In addition, our credit risk may be increased when collateral held by us cannot be realized upon a sale or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due to it.

Our reputation and our ability to do business may be impacted by the improper conduct of employees, agents or business partners.

We have implemented extensive compliance controls, policies and procedures to prevent and detect reckless or criminal acts committed by employees, agents or business partners that would violate the laws of the jurisdictions in which we operate, including laws governing payments to government officials, security clearance breaches, cost accounting and billing, competition and data privacy. However, we cannot ensure that we will prevent all such reckless or criminal acts committed by our employees, agents or business partners. Any improper actions could subject us to civil or criminal investigations and monetary and non-monetary penalties, and could have a material adverse effect on our reputation, financial position, results of operations or cash flows.

Our business could be negatively impacted by security threats, including cybersecurity threats, and related disruptions.

As a defense contractor, we rely on our information technology infrastructure to process, transmit and store electronic information, including classified and other sensitive information of the U.S. Government. While we maintain stringent information security policies and protocols, we face cybersecurity and other security threats to our information technology infrastructure, including threats to our and the U.S. Government’s proprietary or classified information. We could face unlawful attempts to gain access to our information technology infrastructure, including coordinated attacks from groups of hackers. We could also face attempts to physically gain access to classified or other sensitive information located at our facilities. In addition, our information technology infrastructure is critical to the efficient operation of our business and essential to our ability to perform day-to-day operations. Breaches in our information technology infrastructure or physical facilities, or other disruptions, could result in potential liability or the loss of contracts, and have a material adverse effect on our operations, financial position and results of operations.

Our nuclear operations subject us to various environmental, regulatory, financial and other risks.

The development and operation of nuclear-powered aircraft carriers, nuclear-powered submarines, nuclear facilities and other nuclear operations subject us to various risks, including:

•	potential liabilities relating to harmful effects on the environment and human health resulting from nuclear operations and the storage, handling and disposal of radioactive materials;

•	unplanned expenditures relating to maintenance, operation, security and repair, including repairs required by the Nuclear Regulatory Commission;

•	reputational harm;

•	potential liabilities arising out of a nuclear incident whether or not it is within our control; and

•	regulatory non-compliance and loss of authorizations or indemnification necessary for operations.

The U.S. Government provides indemnity protection against specified risks under our contracts pursuant to Public Law 85-804 and the Price-Anderson Nuclear Industries Indemnity Act for certain of our nuclear operations risks. Our nuclear operations are subject to various safety-related requirements imposed by the U.S. Navy, DoE and Nuclear Regulatory Commission. In the event of noncompliance, these agencies may increase regulatory oversight, impose fines or shut down our operations, depending upon the assessment of the severity of the situation.

Our activities, especially our nuclear shipbuilding operations, are considered vitally important to the U.S. Navy. As such, the U.S. Navy engaged us regarding the incorporation into our contracts of more explicit terms regarding notice and approval rights in the event of a change of control of the company and regarding indemnification provisions. One such clause as it applies to our nuclear work was negotiated and agreed to by us and the U.S. Navy on April 14, 2011, and incorporated certain change of control and indemnification provisions into our existing contracts. In order for the U.S. Navy to ensure that a potential buyer of the company would continue to conduct our operations in a satisfactory manner, we are required to provide the U.S. Navy with notice of any potential change of control and obtain consent for transferring certain licenses. This clause and other provisions have also been included in solicitations for future U.S. Navy nuclear work, and we understand from discussions with the U.S. Navy that it intends to pursue broader application of such provisions across the nuclear shipbuilding industry.

In addition, revised security and safety requirements promulgated by the U.S. Navy, DoE and Nuclear Regulatory Commission could necessitate substantial capital and other expenditures. Additionally, while we maintain insurance for certain risks related to transportation of low level nuclear materials and waste, such as contaminated clothing, and for regulatory changes in the health, safety and fire protection areas, there can be no assurances that such insurance will be sufficient to cover our costs in the event of an accident or business interruption relating to our nuclear operations, which could have a material adverse effect on our financial position, results of operations or cash flows.

Changes in future business conditions could cause business investments and/or recorded goodwill to become impaired, resulting in substantial losses and write-downs that would reduce our operating income.

As part of our overall strategy, we may, from time to time, acquire a minority or majority interest in a business. These investments are made upon careful analysis and due diligence procedures designed to achieve a desired return or strategic objective. These procedures often involve certain assumptions and judgment in determining acquisition price. Even after careful integration efforts, actual operating results may vary significantly from initial estimates. As of September 30, 2011, goodwill accounts for approximately 15% of our recorded total assets. In the past, we have evaluated goodwill amounts for impairment annually on November 30, or when evidence of potential impairment exists. The impairment test is based on several factors requiring judgment. Principally, a significant decrease in expected cash flows or changes in market conditions may indicate potential impairment of recorded goodwill. Adverse equity market conditions that result in a decline in market multiples and our stock price could result in an impairment of goodwill and/or other intangible assets.

For example, we recorded non-cash charges totaling $300 million in the third quarter of 2011 and $2,490 million in the fourth quarter of 2008 for the impairment of goodwill. The impairments in both periods were primarily driven by adverse equity market conditions that caused a decrease in market multiples and the company’s and former parent’s market capitalization as of September 30, 2011 and November 30, 2008, respectively. The charges reduced goodwill recorded in connection with Northrop Grumman’s 2001 acquisition of Newport News Shipbuilding, Inc. and Litton Industries, Inc. (“Litton”).

In light of the adverse equity market conditions that began in the second quarter of 2011 and the resultant decline in industry market multiples and our market capitalization, we decided it would be appropriate to perform an interim goodwill impairment analysis. The analysis resulted in the $300 million preliminary goodwill impairment charge described above. We have not completed our analysis due to the complexities involved in determining the implied fair value of the goodwill of each reporting unit. We expect to finalize the goodwill impairment analysis during the fourth quarter of 2011. There could be further adjustment to the preliminary goodwill impairment charge when the goodwill impairment test is completed. Any adjustment to the preliminary estimate as a result of completing this evaluation will be recorded and disclosed in our financial statements for the year ending December 31, 2011.

Further declines in market multiples or our stock price or other factors could lead to future impairments. If we are required in the future to recognize any additional impairments to goodwill, it could have a material adverse effect on our financial position or results of operations.

Unanticipated changes in our tax provisions or exposure to additional income tax liabilities could affect our profitability and cash flow.

We are subject to income taxes in the United States. Significant judgment is required in determining our provision for income taxes. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. In addition, timing differences in the recognition of income from contracts for financial statement purposes and for income tax regulations can cause uncertainty with respect to the timing of income tax payments which can have a significant impact on cash flow in a particular period. Furthermore, changes in applicable income tax laws and regulations, or their interpretation, could result in higher or lower income tax rates assessed or changes in the taxability of certain sales or the deductibility of certain expenses, thereby affecting our income tax expense and profitability. The final determination of any tax audits or related litigation could be materially different from our historical income tax provisions and accruals. Additionally, changes in our tax rate as a result of changes in our overall profitability, changes in tax legislation, changes in the valuation of deferred tax assets and liabilities, changes in differences between financial reporting income and taxable income, the results of audits and the examination of previously filed tax returns by taxing authorities and continuing assessments of our tax exposures could impact our tax liabilities and affect our income tax expense, profitability and cash flow.

As of September 30, 2011, the estimated value of our uncertain tax positions was a potential liability of $6.4 million, which includes accrued interest and penalties. If our positions are sustained by the taxing authority in our favor, the reversal of the entire balance would reduce our income tax provision. However, we cannot guarantee that such positions will be sustained in our favor.

We conduct a portion of our operations through joint ventures and strategic alliances. We may have limited control over decisions and controls of joint venture projects and have returns that are not proportional to the risks and resources we contribute.

We conduct a portion of our operations through joint ventures, where control may be shared with unaffiliated third parties. For more information, see “Business — Our Business.”

In any joint venture arrangement, differences in views among the joint venture participants may result in delayed decisions or in failures to agree on major issues, and we cannot guarantee that we and our joint venture partners will always reach agreement on a timely basis, or at all. We also cannot control the actions of our joint venture partners, including any nonperformance, default or bankruptcy of our joint venture partners, and we typically share liability or have joint and/or several liability along with our joint venture partners under these joint venture arrangements. These factors could potentially have a material adverse effect on our joint ventures.

Operating through joint ventures in which we are the minority holder results in limited control over many decisions made with respect to projects and internal controls relating to projects. These joint ventures may not be subject to the same requirements regarding internal controls and internal control reporting that we follow. As a result, internal control issues may arise which could have a material adverse effect on the joint venture. When entering into joint ventures, in order to establish or preserve relationships with our joint venture partners, we may agree to risks and contributions of resources that are proportionately greater than the returns we could receive, which could reduce our income and returns on these investments compared to what we would have received if the risks and resources we contributed were always proportionate to our returns.

Accordingly, our financial results could be adversely affected from unanticipated performance issues, transaction-related charges and partner performance.

We are subject to various claims and litigation that could ultimately be resolved against us, requiring material future cash payments and/or future material charges against our operating income, materially impairing our financial position.

The size, type and complexity of our business make it highly susceptible to claims and litigation. We are and may become subject to various environmental claims and other litigation which, if not resolved within established reserves, could have a material adverse effect on our financial position, results of operations or cash flows. Any claims and litigation, even if fully indemnified or insured, could negatively impact our reputation among our customers and the public, and make it more difficult for us to compete effectively or obtain adequate insurance in the future. Certain pending claims and litigation relating to our shipbuilding business are allocated to us under the terms of the Separation and Distribution Agreement. See “Certain Relationships and Related Party Transactions — Agreements with Northrop Grumman Related to the Spin-Off — Separation and Distribution Agreement.”

In the second quarter of 2007, the U.S. Coast Guard issued a revocation of acceptance under the Deepwater Modernization Program for eight converted 123-foot patrol boats (the “vessels”) based on alleged “hull buckling and shaft alignment problems” and alleged “nonconforming topside equipment” on the vessels. We submitted a written response that argued that the revocation of acceptance was improper. The U.S. Coast Guard advised Integrated Coast Guard Systems (“ICGS”), which was formed by us and Lockheed Martin to perform the Deepwater Modernization Program, that it was seeking $96.1 million from ICGS as a result of the revocation of acceptance. The majority of the costs associated with the 123-foot conversion effort are associated with the alleged structural deficiencies of the vessels, which were converted under contracts with us and one of our subcontractors. In 2008, the U.S. Coast Guard advised ICGS that the U.S. Coast Guard would support an investigation by the U.S. Department of Justice of ICGS and its subcontractors instead of pursuing its $96.1 million claim independently. The Department of Justice conducted an investigation of ICGS under a sealed False Claims Act complaint filed in the U.S. District Court for the Northern District of Texas and decided in early 2009 not to intervene at that time. On February 12, 2009, the District Court unsealed the complaint filed by the relator, Michael J. DeKort, a former Lockheed Martin employee, against us, ICGS, and Lockheed Martin Corporation relating to the 123-foot conversion effort. Damages under the False Claims Act are subject to trebling. On October 15, 2009, the three defendants moved to dismiss the Fifth Amended complaint. On April 5, 2010, the District Court ruled on the defendants’ motions to dismiss, granting them in part and denying them in part. As to us, the District Court dismissed conspiracy claims and those pertaining to the C4ISR systems. On October 27, 2010, the District Court entered summary judgment for us on the relator’s hull, mechanical and electrical (“HM&E”) allegations and continued the trial date to December 1, 2010 to allow the relator and a co-defendant time to finalize a settlement. On November 10, 2010, the relator acknowledged that with the dismissal of the HM&E claims, no issues remained against us for trial and the District Court subsequently vacated the December 1, 2010 trial. On March 28, 2011, the District Court entered a final judgment dismissing the relator’s claims. On April 13, 2011, the relator appealed to the U.S. Court of Appeals for the Fifth Circuit. The parties filed their respective briefs and are awaiting further proceedings with the Fifth Circuit.

We and our predecessors in interest are defendants in several hundred cases filed in numerous jurisdictions around the country wherein former and current employees and various third parties allege exposure to asbestos-containing materials on or associated with our premises or while working on vessels constructed or repaired by us. The cases allege various injuries including those associated with pleural plaque disease, asbestosis, cancer, mesothelioma and other alleged asbestos-related conditions. In some cases, in addition to us, several of our former executive officers are also named defendants. In some instances, partial or full insurance coverage is available to us for our potential liability and that of our former executive officers. Based on information available, we believe that the resolution of any existing claims or legal proceedings would not have a material adverse effect on our financial position, results of operations or cash flows.

On January 31, 2011, the U.S. Department of Justice first informed us through Northrop Grumman of a False Claims Act complaint that we believe was filed under seal by one or more plaintiffs (relators) in mid-2010 in the U.S. District Court for the District of Columbia. The redacted copy of the complaint that we received (the “Complaint”) alleges that through largely unspecified fraudulent means, Northrop Grumman and we obtained federal funds that were restricted by law for the consequences of Hurricane Katrina, and used those funds to cover costs under certain shipbuilding contracts that were unrelated to Hurricane Katrina and for which Northrop Grumman and we were not entitled to recovery under the contracts. The Complaint seeks monetary damages of at least $835 million, plus penalties, attorney’s fees and other costs of suit. Damages under the False Claims Act may be trebled upon a finding of liability.

We have agreed to cooperate with the government investigation relating to the False Claims Act Complaint. We have been advised that the Department of Justice has not made a decision whether to intervene. Based upon our review to date of the information available to us, we believe we have substantive defenses to the allegations in the Complaint. We believe that the claims as set forth in the Complaint evidence a fundamental lack of understanding of the terms and conditions in our shipbuilding contracts, including the post-Katrina modifications to those contracts, and the manner in which the parties performed in connection with the contracts. Based upon our review to date of the information available to us, we believe that the claims as set forth in the Complaint lack merit and are not likely to result in a material adverse effect on our consolidated financial position, results of operations, or cash flows. We intend vigorously to defend the matter, but we cannot predict what new or revised claims might be asserted or what information might come to light and can give no assurances regarding the ultimate outcome.

We may be unable to adequately protect our intellectual property rights, which could affect our ability to compete.

We own or have the right to use certain patents, trademarks, copyrights and other forms of intellectual property. The U.S. Government has rights to use certain intellectual property we develop in performance of government contracts, and it may use or authorize others to use such intellectual property. Our intellectual property is subject to challenge, invalidation, misappropriation or circumvention by third parties.

We also rely upon proprietary technology, information, processes and know-how that are not protected by patents. We seek to protect this information through trade secret or confidentiality agreements with our employees, consultants, subcontractors and other parties, as well as through other security measures. These agreements may not provide meaningful protection for our unpatented proprietary information. In the event our intellectual property rights are infringed, we may not have adequate legal remedies to maintain our intellectual property. Litigation to determine the scope of our rights, even if successful, could be costly and a diversion of management’s attention away from other aspects of our business. In addition, trade secrets may otherwise become known or be independently developed by competitors.

In some instances, we have licensed the proprietary intellectual property of others, but we may be unable in the future to secure the necessary licenses to use such intellectual property on commercially reasonable terms.

We may increase our debt or raise additional capital in the future, which could affect our financial health, and may decrease our profitability.

We may increase our debt or raise additional capital in the future, subject to restrictions in our debt agreements. If our cash flow from operations is less than we anticipate, or if our cash requirements are more than we expect, we may require more financing. However, debt or equity financing may not be available to us on terms acceptable to us, if at all. If we incur additional debt or raise equity through the issuance of our preferred stock, the terms of the debt or our preferred stock issued may give the holders rights, preferences and privileges senior to those of holders of our common stock, particularly in the event of liquidation. The terms of the debt may also impose additional and more stringent restrictions on our operations than we currently have. If we are unable to raise additional capital when needed, it could negatively affect our financial condition. Also, regardless of the terms of our debt or equity financing, the amount of our stock that we can issue may be limited because the issuance of our stock may cause the distribution to be a taxable event for Northrop Grumman under Section 355(e) of the Code and under the Tax Matters Agreement we could be required to indemnify Northrop Grumman for that tax. See “— We may be responsible for U.S. Federal income tax liabilities that relate to the distribution.”

We may be responsible for U.S. Federal income tax liabilities that relate to the distribution.

We have received an IRS ruling (the “IRS Ruling”) and an opinion of counsel stating that Northrop Grumman, Northrop Grumman’s stockholders and HII will not recognize any taxable income, gain or loss for U.S. Federal income tax purposes as a result of the spin-off, including the Internal Reorganization, except with respect to cash received by Northrop Grumman’s stockholders in lieu of fractional shares. The IRS Ruling, while generally binding upon the IRS, is based on certain factual statements and representations. If any such factual statements or representations were incomplete or untrue in any material respect, or if the facts on which the IRS Ruling is based are materially different from the facts at the time of the spin-off, the IRS could modify or revoke the IRS Ruling retroactively.

An opinion of counsel is not binding on the IRS. Accordingly, the IRS may reach conclusions with respect to the spin-off that are different from the conclusions reached in the opinion. Like the IRS Ruling, the opinion will be based on certain factual statements and representations, which, if incomplete or untrue in any material respect, could alter counsel’s conclusions.

We are not aware of any facts or circumstances that would cause any such factual statements or representations in the IRS Ruling or the legal opinion to be incomplete or untrue or cause the facts on which the IRS Ruling is based, or the legal opinion will be based, to be materially different from the facts at the time of the spin-off.

If all or a portion of the spin-off does not qualify as a tax-free transaction because any of the factual statements or representations in the IRS Ruling or the opinion are incomplete or untrue, or because the facts upon which the IRS Ruling is based are materially different from the facts at the time of the spin-off, Northrop

Grumman would recognize a substantial gain for U.S. Federal income tax purposes. In such case, under IRS regulations each member of Northrop Grumman consolidated group at the time of the spin-off (including us and our subsidiaries), would be severally liable for the resulting U.S. Federal income tax liability.

Even if the spin-off otherwise qualifies as a tax-free transaction for U.S. Federal income tax purposes, the distribution will be taxable to Northrop Grumman (but not to Northrop Grumman stockholders) pursuant to Section 355(e) of the Internal Revenue Code if there are one or more acquisitions (including issuances) of the stock of either us or Northrop Grumman, representing 50% or more, measured by vote or value, of the then-outstanding stock of either corporation and the acquisition or acquisitions are deemed to be part of a plan or series of related transactions that include the distribution. Any acquisition of our common stock within two years before or after the distribution (with exceptions, including public trading by less-than-5% stockholders and certain compensatory stock issuances) generally will be presumed to be part of such a plan unless we can rebut that presumption. The tax liability resulting from the application of Section 355(e) would be substantial. In addition, under IRS regulations, each member of the Northrop Grumman consolidated group at the time of the spin-off (including us and our subsidiaries) would be severally liable for the resulting U.S. Federal income tax liability.

We have agreed not to enter into any transaction that could reasonably be expected to cause any portion of the spin-off (including the Internal Reorganization) to be taxable to Northrop Grumman, including under Section 355(e). We have also agreed to indemnify Northrop Grumman for any tax liabilities resulting from any such transactions. The amount of any such indemnification could be substantial. These obligations may discourage, delay or prevent a change of control of our company. For additional detail, see “Certain Relationships and Related Party Transactions — Agreements with Northrop Grumman Related to the Spin-Off-Tax Matters Agreement.”

The spin-off may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal dividend requirements.

The spin-off is subject to review under various state and federal fraudulent conveyance laws. Under these laws, if a court in a lawsuit by an unpaid creditor or an entity vested with the power of such creditor (including without limitation a trustee or debtor-in-possession in a bankruptcy by us or Northrop Grumman or any of our respective subsidiaries) were to determine that Northrop Grumman or any of its subsidiaries did not receive fair consideration or reasonably equivalent value for distributing our common stock or taking other action as part of the spin-off, or that we or any of our subsidiaries did not receive fair consideration or reasonably equivalent value for incurring indebtedness, including the new debt incurred by us in connection with the spin-off, transferring assets or taking other action as part of the spin-off and, at the time of such action, we, Northrop Grumman or any of our respective subsidiaries (i) was insolvent or would be rendered insolvent, (ii) had reasonably small capital with which to carry on its business and all business in which it intended to engage or (iii) intended to incur, or believed it would incur, debts beyond its ability to repay such debts as they would mature, then such court could void the spin-off as a constructive fraudulent transfer. If such court made this determination, the court could impose a number of different remedies, including without limitation, voiding our liens and claims against Northrop Grumman, or providing Northrop Grumman with a claim for money damages against us in an amount equal to the difference between the consideration received by Northrop Grumman and the fair market value of our company at the time of the spin-off.

The measure of insolvency for purposes of the fraudulent conveyance laws will vary depending on which jurisdiction’s law is applied. Generally, however, an entity would be considered insolvent if the present fair saleable value of its assets is less than (i) the amount of its liabilities (including contingent liabilities) or (ii) the amount that will be required to pay its probable liabilities on its existing debts as they become absolute and mature. No assurance can be given as to what standard a court would apply to determine insolvency or that a court would determine that we, Northrop Grumman or any of our respective subsidiaries were solvent at the time of or after giving effect to the spin-off, including the distribution of our common stock.

The distribution by us to Northrop Grumman of our interests in NGSC in connection with the Internal Reorganization and the payment of future dividends, if any, to the holders of our common stock are also subject to review under state corporate distribution statutes. Under the General Corporation Law of the State of Delaware (the “DGCL”), a corporation may only pay dividends to its stockholders either (i) out of its surplus (net assets minus capital) or (ii) if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Although we intended to make the distribution to Northrop Grumman and expect to pay future dividends, if any, to the holders of our common stock entirely from surplus, no assurance can be given that a court will not later determine that some or all of the distribution to Northrop Grumman or any such future dividends to the holders of our common stock were unlawful.

Under the Separation and Distribution Agreement, we and Northrop Grumman each are responsible for the debts, liabilities and other obligations related to the respective business or businesses which we each own and operate. Although we do not expect to be liable for any such obligations not expressly assumed by us pursuant to the Separation and Distribution Agreement, it is possible that a court would disregard the allocation agreed to between the parties, and require that we assume responsibility for obligations allocated to Northrop Grumman (for example, tax and/or environmental liabilities), particularly if Northrop Grumman were to refuse or were unable to pay or perform the subject allocated obligations. See “Certain Relationships and Related Party Transactions — Agreements with Northrop Grumman Related to the Spin-Off — Separation and Distribution Agreement.”

We may have been able to receive better terms from unaffiliated third parties than the terms we received in our agreements with Northrop Grumman.

The agreements related to the spin-off, including the Separation and Distribution Agreement, Employee Matters Agreement, Insurance Matters Agreement, Intellectual Property License Agreement, Tax Matters Agreement, Transition Services Agreement and any other agreements, were negotiated in the context of our separation from Northrop Grumman while we were still part of Northrop Grumman. Accordingly, these agreements may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of the agreements that were negotiated in the context of our separation are related to, among other things, allocations of assets, liabilities, rights, indemnifications and other obligations among Northrop Grumman and us. We may have received better terms from third parties because third parties may have competed with each other to win our business. See “Certain Relationships and Related Party Transactions — Agreements with Northrop Grumman Related to the Spin-Off.”

Risks Related to the New Notes

Our substantial debt exposes us to certain risks.

As of September 30, 2011, we and the guarantors had $1,866 million of debt (which includes $561 million of secured debt), and an additional $650 million available for borrowings and letters of credit under the HII Credit Facility. Despite our current level of debt, we and our subsidiaries may be able to incur significant additional debt, including secured debt, in the future. Although the indenture governing the notes and our credit agreement contain restrictions on our and our subsidiaries’ ability to incur additional debt, these restrictions are subject to a number of qualifications and exceptions, and, under certain circumstances, the debt incurred in compliance with such restrictions could be substantial.

Our high degree of debt could have important consequences, including:

•	making it more difficult for us to satisfy our obligations with respect to the notes;

•	increasing our vulnerability to adverse economic or industry conditions;

•

requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	increasing our vulnerability to, and limiting our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;

•	exposing us to the risk of increased interest rates as borrowings under the HII Credit Facility are subject to variable rates of interest;

•	placing us at a competitive disadvantage compared to our competitors that have less debt; and

•	limiting our ability to borrow additional funds.

If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they face would be increased, and we may not be able to meet all our debt obligations, including repayment of the new notes, in whole or in part.

We may not be able to generate sufficient cash from operations to service our debt.

Our ability to make payments on, and to refinance, our debt and to fund planned capital expenditures will depend on our ability to generate cash in the future and our ability to borrow under our credit facilities to the extent of available borrowings. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We could experience decreased revenues from our operations and could fail to generate sufficient cash to fund our liquidity needs or fail to satisfy the restrictive covenants and borrowing limitations which we are subject to under our debt. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under the HII Credit Facility or otherwise in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs. We may need to refinance all or a portion of our debt on or before the maturity thereof. We cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms or at all. If we cannot service our debt, we may have to take actions such as selling assets, selling equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all. Our ability to issue equity to satisfy liquidity needs may be limited pursuant to the Tax Matters Agreement, which may restrict the amount of equity we may issue until March 31, 2013.

Restrictive covenants in the indenture governing the notes and the HII Credit Facility may restrict our ability to pursue our business strategies.

The indenture governing the notes and the HII Credit Facility limit our ability, among other things, to:

•	incur additional debt;

•	pay dividends or make other distributions or repurchase or redeem our stock;

•	prepay, redeem or repurchase certain of our debt;

•	make investments;

•	sell assets;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into transactions with our affiliates; and

•	incur liens.

In addition, the HII Credit Facility limits our ability to make capital expenditures and requires us to maintain certain financial ratios, including a minimum interest coverage ratio and a maximum leverage ratio. These restrictions may restrict our financial flexibility, limit any strategic initiatives, restrict our ability to grow or limit our ability to respond to competitive changes. As a result of these covenants, we will be limited in the manner in which we can conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs. Accordingly, these restrictions may limit our ability to successfully execute our strategy and operate our business.

If we default on our obligations to pay our other debt, we may not be able to make payments on the notes.

Any default under the agreements governing our debt, including a default under the HII Credit Facility, that is not waived by the required lenders or holders of such debt, and the remedies sought by the holders of such debt could prevent us from paying principal and interest on the new notes and substantially decrease the market value of the new notes. If we are unable to generate sufficient cash flow or are otherwise unable to obtain funds necessary to meet required payments or principal and interest on our debt, or if we otherwise fail to comply with the various covenants in the agreements governing our debt, including the covenants contained in the HII Credit Facility, we would be in default under the terms of the agreements governing such debt. In the event of such a default under the HII Credit Facility, including a failure to satisfy the minimum financial ratios:

•

the lenders under the HII Credit Facility could elect to terminate their commitments thereunder, declare all the outstanding loans thereunder to be due and payable and, if not promptly paid, exercise remedies against their collateral, which includes substantially all of our assets; and

•	such default could cause a cross-default or cross-acceleration under our other debt.

As a result of such default and any actions the lenders may take in response thereto, we could be forced into bankruptcy or liquidation.

The new notes are not secured by any of our assets. However, the HII Credit Facility is secured and, therefore, our lenders thereunder have, and any holder of future secured debt we may incur will have, a prior claim on our assets.

The new notes are not secured by any of our assets and, therefore, are effectively subordinated to all secured obligations and the secured obligations of the subsidiary guarantors to the extent of the value of the assets securing such obligations. Our obligations and those of our guarantor subsidiaries under the HII Credit Facility are secured by substantially all our assets. If we become insolvent or are liquidated, or if the loans under the HII Credit Facility are accelerated, the lenders thereunder will be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to instruments governing such debt. Accordingly, those lenders have a prior claim on such assets. In that event, because the new notes are not secured by any of our assets, it is possible that our remaining assets might be insufficient to satisfy note holders’ claims in full. In addition, claims of the U.S. Navy for ships we are building for it may be prior to your claims under the notes in the event of an insolvency event. As of September 30, 2011, we had $561 million of secured debt outstanding and an additional $650 million available for borrowings and letters of credit under the HII Credit Facility. In addition, the terms of the new notes will allow us and our guarantor subsidiaries to secure significant amounts of additional debt with our assets, all of which would be effectively senior to the new notes to the extent of the value of the assets securing such obligations.

Our ability to meet our obligations under our debt depends on the earnings and cash flows of our subsidiaries and the ability of our subsidiaries to pay dividends or advance or repay funds to us.

We conduct all of our operations through our subsidiaries. Consequently, our ability to service our debt is dependent, in part, upon the earnings from the businesses conducted by our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts to us, whether by dividends, loans, advances or other payments. The ability of our subsidiaries to pay dividends and make other payments to us depends on their earnings, capital requirements and general financial conditions and is restricted by, among other things, applicable corporate and other laws and regulations as well as, in the future, agreements to which our subsidiaries may be a party.

Your rights as a holder of the new notes will be effectively subordinated to claims of creditors of any of our subsidiaries that do not guarantee the notes.

Certain of our current subsidiaries will not, and our future subsidiaries may not, guarantee the new notes. Any liabilities of such subsidiaries, including any claims of trade creditors, debtholders and preferred stockholders, if any, will be effectively senior to your claim as a holder of the new notes and related guarantees. Subject to limitations in the HII Credit Facility and the indenture governing the new notes, such non-guarantor future subsidiaries may incur additional debt (and may incur other liabilities without limitation). In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor future subsidiaries, their creditors will be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

The new notes will be subject to a change of control provision, and we may not have the ability to raise the funds necessary to fulfill our obligations under the new notes following a change of control.

Under the indenture, upon the occurrence of a defined change of control, we will be required to offer to repurchase all outstanding new notes at 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. However, we may not have sufficient funds at the time of the change of control to make the required repurchase of the new notes. Our failure to make or complete a change of control offer would place us in default under the indenture governing the new notes. In addition, we are limited in our ability to make a change of control payment for the new notes under the HII Credit Facility, so we would need to repay any debt then outstanding thereunder or obtain the requisite consents from the lenders thereunder. However, there can be no assurance that we would be able to repay such debt or obtain such consents at such time.

Insolvency and fraudulent transfer laws and other limitations may preclude the recovery of payment under the new notes and the guarantees.

Federal bankruptcy and state fraudulent transfer and conveyance statutes may apply to the issuance of the new notes and the guarantees. Although laws differ among these jurisdictions, in general, under applicable fraudulent transfer or conveyance laws, the new notes or guarantees could be voided as a fraudulent transfer or conveyance if (1) we or any of the guarantors, as applicable, issued the new notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the new notes or incurring the guarantees, and, in the case of (2) only, one of the following is also true:

•	we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the new notes or the incurrence of the guarantees;

•	the issuance of the new notes or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

•	we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor’s ability to pay such debts as they mature; or

•

we or any of the guarantors was a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

A court could find that we or a guarantor did not receive reasonably equivalent value or fair consideration for the new notes or such guarantee if we or such guarantor did not substantially benefit directly or indirectly from the issuance of the new notes or the applicable guarantee. As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor may not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor. In addition, because the debt was incurred for our benefit, and only indirectly for the benefit of the guarantors, a court could conclude that the guarantors did not receive fair value.

Different jurisdictions evaluate insolvency on various criteria. Generally, however, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the new notes and the incurrence of the guarantees would not be held to constitute fraudulent transfers or conveyances on other grounds. If a court were to find that the issuance of the new notes or the incurrence of the guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the new notes or such guarantee or further subordinate the new notes or such guarantee to presently existing and future indebtedness of ours or of the related guarantor, or require the holders of the new notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the new notes.

Although each guarantee entered into by a guarantor will contain a provision intended to limit that guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer, this provision may not be effective to protect those guarantees from being voided under fraudulent transfer or conveyance laws, or may reduce that guarantor’s obligation to an amount that effectively makes its guarantee worthless.

If the new notes are rated investment grade at any time by both Moody’s and Standard & Poor’s, most of the restrictive covenants and corresponding events of default contained in the indenture governing the new notes will be suspended, resulting in a reduction of credit protection.

If, at any time, the credit rating on the new notes, as determined by both Moody’s Investors Service and Standard & Poor’s Ratings Services, equals or exceeds Baa3 and BBB-, respectively, or any equivalent replacement ratings, we will no longer be subject to most of the restrictive covenants and corresponding events of default contained in the indenture. Any restrictive covenants or corresponding events of default that cease to apply to us as a result of achieving these ratings will be restored if one or both of the credit ratings on the new notes later falls below these thresholds. However, during any period in which these restrictive covenants are suspended, we may incur other indebtedness, make restricted payments and take other actions that would have been prohibited if these covenants had been in effect. If the restrictive covenants are later restored, the actions taken while the covenants were suspended will not result in an event of default under the indenture even if they would constitute an event of default at the time the covenants are restored. Accordingly, if these covenants and corresponding events of default are suspended, you will have less credit protection than you will at the time the new notes are issued. See “Description of Notes — Suspension of Certain Covenants.”

Changes in credit ratings issued by nationally recognized statistical rating organizations could adversely affect our cost of financing and the market price of our securities, including the new notes.

Credit rating agencies rate our debt securities on factors that include our operating results, actions that we take, their view of the general outlook for our industry and their view of the general outlook for the economy. Actions taken by the rating agencies can include maintaining, upgrading, or downgrading the current rating or placing us on a watch list for possible future downgrading. Downgrading the credit rating of our debt securities or placing us on a watch list for possible future downgrading would likely increase our cost of financing, limit our access to the capital markets and have an adverse effect on the market price of our securities, including the new notes offered hereby.

Risks Related to the Exchange Offer

If you do not exchange your old notes for new notes, your ability to sell your old notes will be restricted.

If you do not exchange your old notes for new notes in the exchange offer, your notes will continue to be subject to the restrictions on transfer described in the legend on your old notes. The restrictions on transfer of your old notes arise because we issued the old notes in a transaction not subject to the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer to sell the old notes if they are registered under the Securities Act and applicable state securities laws or offered or sold pursuant to an exemption from those requirements. If you are still holding any old notes after the expiration date of the exchange offer and the exchange offer has been consummated, you will not be entitled to have those old notes registered under the Securities Act or to any similar rights under the registration rights agreement, subject to limited exceptions, if applicable. After the exchange offer is completed, we will not be required, and we do not intend, to register the old notes under the Securities Act. In addition, if you do exchange your old notes in the exchange offer for the purpose of participating in a distribution of the new notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent old notes are tendered and accepted in the exchange offer, the trading market, if any, for the old notes would be adversely affected.

Your ability to transfer the new notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the new notes.

There is no established public market for the new notes. We do not intend to list the new notes on any securities exchange. We cannot assure you that an active market for the new notes will develop or, if developed, that it will continue. Historically, the market for non-investment grade debt, such as the new notes, has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the new notes. We cannot assure you that the market, if any, for the new notes will be free from similar disruptions, and any such disruptions may adversely affect the prices at which you may sell your new notes.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

We entered into a registration rights agreement with the initial purchasers of the old notes, in which we agreed to file one or more registration statements with the SEC relating to an offer to exchange the old notes for new notes. The registration statement of which this prospectus forms a part was filed in compliance with this obligation. We also agreed to use our commercially reasonable efforts to:

•	file an exchange offer registration statement with the SEC;

•	have such exchange offer registration statement declared effective;

•

cause the exchange offer registration statement to be effective continuously in order to keep the exchange offer open for a period of not less than 20 business days (or longer if required by applicable law); and

•	cause the exchange offer to be consummated no later than March 11, 2012.

If we do not comply with certain of our obligations under the registration rights agreement, we will be required to pay additional interest on the old notes. The new notes of each series will have terms substantially identical to the old notes of the same series except that the new notes will not contain terms with respect to transfer restrictions in the United States and registration rights and additional interest payable for the failure to comply with certain obligations. Old notes consisting of $600,000,000 aggregate principal amount of our 6.875% Senior Notes due 2018 and $600,000,000 aggregate principal amount of our 7.125% Senior Notes due 2021 were issued on March 11, 2011.

If:

•	because of any change in applicable law or in interpretations thereof by the SEC staff, we are not permitted to effect the exchange offer;

•	the exchange offer is not consummated by March 11, 2012;

•

any initial purchaser so requests with respect to old notes that such initial purchaser continues to hold after consummation of the exchange offer that were not eligible to be exchanged for new notes in the exchange offer; or

•

any other holder is not eligible to participate in the exchange offer and holds notes after consummation of the exchange offer or any holder (other than an exchanging broker-dealer) that participates in the exchange offer does not receive freely tradeable new notes on the date of the exchange and, in each case, such holder so requests, we will be required to use our commercially reasonable efforts to file with the SEC a shelf registration statement to register for public resale the old or new notes held by any such holder within 30 days after such triggering event, or by March 11, 2012 where such triggering event is a change in law, and use our commercially reasonable best efforts to have it declared effective no later than 60 days after the required filing date. We will be required to use our commercially reasonable best efforts to keep the shelf registration statement effective until the date on which all notes registered thereunder are disposed of in accordance therewith.

Each holder of old notes that wishes to exchange such old notes for transferable new notes in the exchange offer will be required to make the following representations:

•	any new notes to be received by it will be acquired in the ordinary course of its business;

•	it is not engaged in, and does not intend to engage in, the distribution of the new notes;

•	it has no arrangement or understanding with any person or entity, including any of our affiliates, to participate in the distribution of the new notes;

•

it is not our “affiliate” as defined in Rule 405 under the Securities Act, or, if it is an affiliate, it will comply with any applicable registration and prospectus delivery requirements of the Securities Act; and

•

if such holder is a broker-dealer that will receive new notes for its own account in exchange for old notes of the same series that were acquired as a result of market-making activities, that it will deliver a prospectus, as required by law, in connection with any resale of the new notes.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.”

Resale of New Notes

Based on interpretations of the SEC staff set forth in no-action letters issued to unrelated third parties, we believe that new notes issued in the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by any exchange note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	such holder is not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	such new notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in the distribution of such new notes.

Any holder who tenders in the exchange offer with the intention of participating in any manner in a distribution of the new notes:

•	cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

If, as stated above, a holder cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters, any effective registration statement used in connection with a secondary resale transaction must contain the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

This prospectus may be used for an offer to resell, for the resale or for other retransfer of new notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the old notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. Please read the section captioned “Plan of Distribution” for more details regarding these procedures for the transfer of new notes. We have agreed that, for a period of 180 days after the exchange offer is consummated, we will make this prospectus available to any broker-dealer for use in connection with any resale of the new notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus, we will accept for exchange any old notes properly tendered and not withdrawn prior to the expiration date. We will issue $1,000 principal amount of new notes of each series in exchange for each $1,000 principal amount of old notes of the same series surrendered under the exchange offer; provided that the minimum principal amount of a new note must be

$2,000. Old notes may be tendered only in denominations of $2,000 and integral multiples of $1,000 in excess thereof; provided that the untendered portion of an old note must be in a minimum principal amount of $2,000.

The respective forms and terms of the new notes will be substantially identical to the respective forms and terms of the old notes except the new notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon our failure to fulfill our obligations under the registration rights agreement to consummate the exchange offer. The new notes of a series will evidence the same debt as the old notes of that series. The new notes will be issued under and entitled to the benefits of the indenture that authorized the issuance of the outstanding old notes. Consequently, the old and new notes of the same series issued under the indenture will be treated as a single class of debt securities under the indenture.

The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange.

As of the date of this prospectus, $600,000,000 aggregate principal amount of the 2018 old notes and $600,000,000 aggregate principal amount of the 2021 old notes are outstanding. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC. Old notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture relating to the old notes.

We will be deemed to have accepted for exchange properly tendered old notes when we have given written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes from us and delivering new notes to such holders. Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption “— Conditions to the Exchange Offer.”

Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees, or transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses, other than those transfer taxes described below, in connection with the exchange offer. It is important that you read the section labeled “— Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date; Extensions; Amendments

The exchange offer for the old notes will expire at 5:00 p.m., New York City time, on February 3, 2012, unless we extend the exchange offer in our sole and absolute discretion.

In order to extend the exchange offer, we will notify the exchange agent in writing of any extension. We will notify in writing or by public announcement the registered holders of old notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

We reserve the right, in our reasonable discretion:

•	to delay accepting for exchange any old notes in connection with the extension of the exchange offer;

•

to extend the exchange offer or to terminate the exchange offer and to refuse to accept old notes not previously accepted if any of the conditions set forth below under “— Conditions to the Exchange Offer” have not been satisfied, by giving written notice of such delay, extension or termination to the exchange agent; or

•

subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner, provided that in the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the exchange offer period, if necessary, so that at least five business days remain in the exchange offer following notice of the material change.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice or public announcement thereof to the registered holders of old notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of old notes of such amendment, provided that in the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the exchange offer period, if necessary, so that at least five business days remain in the exchange offer following notice of the material change. If we terminate this exchange offer as provided in this prospectus before accepting any old notes for exchange or if we amend the terms of this exchange offer in a manner that constitutes a fundamental change in the information set forth in the registration statement of which this prospectus forms a part, we will promptly file a post-effective amendment to the registration statement of which this prospectus forms a part. In addition, we will in all events comply with our obligation to make prompt payment for all old notes properly tendered and accepted for exchange in the exchange offer.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by issuing a timely press release to a financial news service.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange any new notes for, any old notes, and we may terminate the exchange offer as provided in this prospectus before accepting any old notes for exchange if in our reasonable judgment:

•	the exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

•

any action or proceeding has been instituted or threatened in writing in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

In addition, we will not be obligated to accept for exchange the old notes of any holder that has not made:

•	the representations described under “— Purpose of the Exchange Offer,” “— Exchange Offer Procedures” and “Plan of Distribution;” and

•

such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the new notes under the Securities Act.

We expressly reserve the right, at any time or at various times on or prior to the scheduled expiration date of the exchange offer, to extend the period of time during which the exchange offer is open. Consequently, in the event we extend the period the exchange offer is open, we may delay acceptance of any old notes by giving written notice or public announcement of such extension to the registered holders of the old notes. During any such extensions, all old notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange unless they have been previously withdrawn. We will return any old notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer on or prior to the scheduled expiration date of the exchange offer, and to reject for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions to termination of the exchange offer specified above. We will give written notice or public announcement of any extension, amendment, non-acceptance or termination to the registered holders of the old notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time on the business day after the previously scheduled expiration date.

These conditions are for our sole benefit and we may, in our reasonable discretion, assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times except that all conditions to the exchange offer must be satisfied or waived by us prior to the expiration of the exchange offer. If we fail at any time to exercise any of the foregoing rights, that failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times prior to the expiration of the exchange offer. Any waiver by us will be made by written notice or public announcement to the registered holders of the notes and any such waiver shall apply to all the registered holders of the notes.

In addition, we will not accept for exchange any old notes tendered, and will not issue new notes in exchange for any such old notes, if at such time any stop order is threatened in writing or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of an indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

Exchange Offer Procedures

Only a holder of old notes may tender such old notes in the exchange offer. If you are a DTC participant that has old notes which are credited to your DTC account by book-entry and which are held of record by DTC’s nominee, as applicable, you may tender your old notes by book-entry transfer as if you were the record holder. Because of this, references herein to registered or record holders include DTC participants.

If you are not a DTC participant, you may tender your old notes by book-entry transfer by contacting your broker, dealer or other nominee or by opening an account with a DTC participant, as the case may be.

To tender old notes in the exchange offer:

•	You must comply with DTC’s Automated Tender Offer Program (“ATOP”) procedures described below; and

•

The exchange agent must receive a timely confirmation of a book-entry transfer of the old notes into its account at DTC through ATOP pursuant to the procedure for book-entry transfer described below, along with a letter of transmittal (or a manually signed facsimile of the letter of transmittal) properly completed and duly executed, with any signature guarantees and any other documents required by the letter of transmittal or a properly transmitted agent’s message in lieu thereof, before the expiration date.

Participants in DTC’s ATOP program must electronically transmit their acceptance of the exchange by causing DTC to transfer the old notes to the exchange agent in accordance with DTC’s ATOP procedures for transfer. DTC will then send an agent’s message to the exchange agent. With respect to the exchange of the old notes, the term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that:

•	DTC has received an express acknowledgment from a participant in its ATOP that is tendering old notes that are the subject of the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms and subject to the conditions set forth in this prospectus; and

•	we may enforce the agreement against such participant.

Delivery of an agent’s message will also constitute an acknowledgment from the tendering DTC participant that the representations described above in this prospectus are true and correct and when received by the exchange agent will form a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal. We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, and acceptance of tenders of old notes and such determination will be final and binding.

If you hold notes in certificated form, you may tender outstanding notes in the exchange offer by transmitting a properly completed and duly executed letter of transmittal, the outstanding notes being tendered and all other documents required by such letter of transmittal, to The Bank of New York Mellon, the exchange agent, at the address set forth below under the heading “— Exchange Agent.”

In addition, each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.”

Guaranteed Delivery Procedures

If you desire to tender outstanding notes pursuant to the exchange offer and (1) time will not permit your letter of transmittal, certificates representing such outstanding notes and all other required documents to reach the exchange agent prior to the expiration date, or (2) the procedures for book-entry transfer (including delivery of an agent’s message) cannot be completed prior to the expiration date, you may nevertheless tender such notes with the effect that such tender will be deemed to have been received prior to the expiration date if all the following conditions are satisfied:

•	you must effect your tender through an “eligible guarantor institution;”

•

a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us herewith, or an agent’s message with respect to guaranteed delivery that is accepted by us, is received by the exchange agent prior to the expiration date as provided below; and

•

a book-entry confirmation of the transfer of such notes into the exchange agent’s account at DTC as described above, together with a letter of transmittal (or a manually signed facsimile of the letter of transmittal) properly completed and duly executed, with any signature guarantees and any other documents required by the letter of transmittal or a properly transmitted agent’s message in lieu thereof, are received by the exchange agent within three New York Stock Exchange, Inc. trading days after the expiration date.

The notice of guaranteed delivery (unless part of an agent’s message) may be sent by hand delivery, facsimile transmission or mail to the exchange agent and must include a guarantee by an eligible guarantor institution in the form set forth in the notice of guaranteed delivery.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus; and any financial institution participating in DTC’s system may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer.

Withdrawal Rights

Except as otherwise provided in this prospectus, you may withdraw your tender of old notes at any time before 5:00 p.m., New York City time, on the expiration date.

To withdraw a tender of old notes in the exchange offer, the exchange agent must receive a letter or facsimile notice of withdrawal at its address set forth below under “— Exchange Agent” before the time indicated above. Any notice of withdrawal must:

•	specify the name of the person who deposited the old notes to be withdrawn;

•

identify the old notes to be withdrawn including the certificate number or numbers (if applicable) and aggregate principal amount of old notes to be withdrawn or, in the case of old notes transferred by book-entry transfer, the name and number of the account at DTC to be credited and otherwise comply with the procedures of the relevant book-entry transfer facility; and

•	specify the name in which the old notes being withdrawn are to be registered, if different from that of the person who deposited the notes.

We will determine in our sole discretion all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal. Our determination will be final and binding on all parties. Any old notes withdrawn in this manner will be deemed not to have been validly tendered for purposes of the exchange offer. We will not issue new notes for such withdrawn old notes unless the old notes are validly retendered. We will return to you any old notes that you have tendered but that we have not accepted for exchange without cost promptly after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn old notes by following one of the procedures described above at any time before the expiration date.

Exchange Agent

We have appointed The Bank of New York Mellon as exchange agent for the exchange offer of old notes.

You should direct questions and requests for assistance with respect to exchange offer procedures and requests for additional copies of this prospectus to the exchange agent addressed as follows:

The Bank of New York Mellon, as exchange agent

101 Barclay Street, 7 East

New York, NY 10286

Attn: David Mauer

Phone: (212) 815-3687

Facsimile: (212) 298-1915

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail, however, we may make additional solicitations by telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

Our expenses in connection with the exchange offer include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of old notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•

certificates representing old notes for principal amounts not tendered or accepted for exchange (or certificates representing new notes) are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered; or

•	a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer.

If satisfactory evidence of payment of such taxes is not submitted, the amount of such transfer taxes will be billed to that tendering holder.

Consequences of Failure to Exchange

Holders of old notes who do not exchange their old notes for new notes under the exchange offer, including as a result of failing to timely deliver old notes to the exchange agent, together with all required documentation, will remain subject to the restrictions on transfer of such old notes:

•

as set forth in the legend printed on the old notes as a consequence of the issuance of the old notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise as set forth in the Offering Circular distributed in connection with the private offering of the old notes.

In addition, you will no longer have any registration rights or be entitled to additional interest with respect to the old notes.

In general, you may not offer or sell the old notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the old notes under the Securities Act. Based on interpretations of the SEC staff, new notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by their holders, other than any such holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the new notes in the ordinary course of the holders’ business and the holders have no arrangement or understanding with respect to the distribution of the new notes to be acquired in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the new notes:

•	could not rely on the applicable interpretations of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

After the exchange offer is consummated, if you continue to hold any old notes, you may have difficulty selling them because there will be fewer old notes outstanding.

Accounting Treatment

We will record the new notes in our accounting records at the same carrying value as the old notes, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered old notes in the open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any proceeds from the exchange offer. You will receive, in exchange for old notes tendered by you and accepted by us in the exchange offer, new notes of the same series and in the same principal amount. The old notes surrendered in exchange for the new notes will be retired and cancelled and cannot be reissued. Accordingly, the issuance of the new notes will not result in any increase of our outstanding debt.

We used the net proceeds from the sale of the old notes of approximately $1.2 billion together with borrowings under the HII Credit Facility to (1) fund a cash transfer of approximately $1.4 billion to NGSC in connection with the spin-off and (2) for general corporate purposes in an amount of $300 million.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents our selected historical condensed consolidated financial data. The condensed consolidated financial data set forth below as of and for the years ended December 31, 2010 and 2009 and for the year ended December 31, 2008 is derived from the audited consolidated financial statements of our predecessor, NGSB, included in this prospectus. The condensed consolidated financial data set forth below as of and for the nine months ended September 30, 2011 and for the nine months ended September 30, 2010 is derived from our unaudited condensed consolidated financial statements included in this prospectus. The condensed consolidated financial data as of December 31, 2008 and as of and for the year ended December 31, 2007 is derived from the audited consolidated financial statements of our predecessor, NGSB, that are not included in this prospectus. The condensed consolidated financial data as of September 30, 2010 is derived from the unaudited condensed consolidated financial statements of our predecessor, NGSB, that are not included in this prospectus. The condensed consolidated financial data as of and for the year ended December 31, 2006 is derived from the unaudited consolidated financial statements of our predecessor, NGSB, that are not included in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of our management, include all adjustments necessary for a fair presentation of the information set forth herein.

The selected historical condensed consolidated financial and other data presented below should be read in conjunction with our consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our condensed consolidated financial data may not be indicative of our future performance and, for periods prior to the spin-off from Northrop Grumman, does not necessarily reflect what our financial position and results of operations would have been had we been operating as an independent, publicly owned company during the periods presented, including changes that occurred in our operations and capitalization as a result of the spin-off.

	For the Nine Months Ended September 30		Year Ended December 31
(in millions except per share data)	2011	2010	2010	2009	2008	2007	2006
Sales and service revenues	$4,840	$4,987	$6,723	$6,292	$6,189	$5,692	$5,319
Goodwill impairment	300	—	—	—	2,490	—	—
Operating income (loss)	(14)	144	248	211	(2,354)	447	331
Net earnings (loss)	(163)	72	135	124	(2,420)	276	194
Net earnings (loss) attributable to HII	(163)	72	135	124	(2,420)	276	194
Total assets	5,715	5,185	5,203	5,036	4,760	7,658	7,644
Long-term debt (1)	1,837	283	105	283	283	283	283
Total long-term obligations	3,353	1,694	1,559	1,645	1,761	1,790	1,784
Net cash provided by (used in) operating activities	54	151	359	(88)	339	610	448
Free cash flow (2)	(65)	55	168	(269)	121	364	164
Basic earnings (loss) per share	(3.34)	1.48	2.78	2.53	(49.61)	5.65	3.98
Diluted earnings (loss) per share	(3.34)	1.48	2.78	2.53	(49.61)	5.65	3.98

(1)	Long-term debt does not include amounts payable to our former parent as of and before December 31, 2010 as these amounts were due upon demand and included in current liabilities.
(2)	Free cash flow is a non-GAAP financial measure and represents cash from operating activities less capital expenditures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Free Cash Flow” for more information on this measure.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

The following table presents our unaudited pro forma condensed consolidated statements of operations, reflecting adjustments to our condensed consolidated statements of operations for the nine months ended September 30, 2011 and the year ended December 31, 2010. The pro forma condensed consolidated statement of operations for the nine months ended September 30, 2011 is derived from our unaudited condensed consolidated financial statements included in this prospectus. The condensed consolidated statement of operations for the year ended December 31, 2010 is derived from the audited consolidated financial statements of our predecessor, NGSB, included in this prospectus.

The unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2011 and the year ended December 31, 2010 have been prepared to reflect the spin-off from Northrop Grumman, including: (i) the incurrence of $1,775 million of debt under the old notes and the HII Credit Facility; (ii) adjustments for certain federal contract matters in accordance with the Separation and Distribution Agreement; (iii) adjustments for uncertain federal and state tax positions in accordance with the Tax Matters Agreement; (iv) the cost of special long-term incentive stock grants, which were issued upon completion of the spin-off, in the form of restricted stock rights for our Named Executive Officers, including our President and Chief Executive Officer, and other key employees; (v) the cost of modifying certain terms of existing long-term incentive stock plans to allow continued vesting for our participants; and (vi) adjustments for work performed by Northrop Grumman with no margin. No pro forma adjustments have been included for the Transition Services Agreement, as we expect that the costs for the Transition Services Agreement will be comparable to those included in our historical consolidated financial statements. The unaudited pro forma condensed consolidated statement of operations data presented for the nine months ended September 30, 2011 and the year ended December 31, 2010 assume the spin-off occurred on January 1, 2010, the first day of fiscal year 2010. Basic and diluted earnings per share calculations for the nine months ended September 30, 2011 are based on the weighted average shares that were outstanding as of September 30, 2011 as any potentially dilutive instruments were antidilutive for this period. The basic earnings per share calculation for the year ended December 31, 2010 is based on the shares that were distributed to Northrop Grumman shareholders upon the spin-off on March 31, 2011. The diluted earnings per share calculation for the year ended December 31, 2010 is based on the shares and instruments representing potential shares that were distributed to Northrop Grumman shareholders on March 31, 2011. The assumptions used and pro forma adjustments derived from such assumptions are based on information accumulated through September 30, 2011.

The unaudited pro forma condensed consolidated statements of operations are not necessarily indicative of our results of operations had the spin-off been completed on the date assumed. Also, they may not reflect the results of operations that would have resulted had we been operating as an independent, publicly-owned company during such periods. In addition, they are not necessarily indicative of our future results of operations.

Huntington Ingalls Industries, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

	Nine Months Ended September 30, 2011			Year Ended December 31, 2010
(in millions)	Historical	Pro Forma Adjustments	Pro Forma	Historical	Pro Forma Adjustments	Pro Forma
Statement of Operations
Sales and service revenues	$4,840	$—	$4,840	$6,723	$—	$6,723
Operating expenses*	4,854	6 [A]	4,860	6,475	(3)[A]	6,472

Operating income (loss)	(14)	(6)	(20)	248	(3)	251
Other expense
Interest expense	(75)	(15)[C]	(90)	(40)	(80)[B]	(120)
Other, net	—	—	—	(2)	—	(2)

Earnings (loss) from operations before income taxes	(89)	(21)	(110)	206	(77)	129
Federal income taxes	74	(7)[D]	67	71	(18)[D]	53

Net earnings (loss)	$(163)	$(14)	$(177)	$135	$(59)	$76
Other comprehensive income, net of tax	32	—	32	16	—	16

Comprehensive income (loss)	$(131)	$(14)	$(145)	$151	$(59)	$92

Basic earnings (loss) per share	$(3.34)		$(3.63)	$2.78		$1.56
Basic weighted average common shares outstanding	48.8		48.8	48.8		48.8

Diluted earnings (loss) per share	$(3.34)		$(3.63)	$2.78		$1.53
Diluted weighted average common shares outstanding	48.8		48.8	48.8		49.6

*	Inclusive of cost of sales and service revenues, general and administrative expenses, and goodwill impairment.

See Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations.

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

[A]	We believe that costs required to operate the shipbuilding business as a stand alone company approximate those costs allocated to NGSB by Northrop Grumman through the March 31, 2011 spin-off date in the historical NGSB financial statements. Accordingly, no pro forma adjustment has been made for incremental operating costs. However, we have included adjustments totaling a $6 million increase and a $3 million decrease to cost of sales and service revenues for the nine months ended September 30, 2011 and the year ended December 31, 2010, respectively. These adjustments are summarized as follows:

In connection with the spin-off, retention stock awards were granted to key employees to ensure a successful transition and business continuity. Retention grants were delivered in the form of restricted stock rights with cliff vesting on the third anniversary of the grant. The annual expense for the retention grants included in the pro forma adjustment is $3 million and $8 million for the nine months ended September 30, 2011 and the year ended December 31, 2010, respectively (based on total shares granted of 144,576 shares for the Named Executive Officers and 533,124 shares for other key employees). The shares granted were determined based on the criticality of the employee’s position and on a percentage of the employee’s base salary.

An additional adjustment of $3 million in compensation expense was included in cost of sales and service revenues for the year ended December 31, 2010 to reflect the full year impact of a modification to the terms of Northrop Grumman’s long-term incentive stock plan. The December 2010 modification clarified that certain Northrop Grumman participants that transferred to HII would not be deemed terminated under the plan. The plan amendment was made in contemplation of the spin-off to allow continued vesting for our participants. The amount of the adjustment represents the vested portion of the difference between the aggregate value of the incentive awards at the date of the amendment and the value of the awards at their original date of grant.

There is approximately $43 million and $100 million of products and services provided by Northrop Grumman, at its cost without margin, to HII to support HII’s contracts included in the historical cost of sales and service revenues for the three months ended March 31, 2011 (the date of the spin-off) and the year ended December 31, 2010, respectively. Subsequent to the completion of the spin-off transaction, we negotiated with Northrop Grumman the terms of future subcontract work to be performed by Northrop Grumman. Based on these negotiated rates, we have increased cost of sales and service revenues by $3 million and $6 million for the nine months ended September 30, 2011 and for the year ended December 31, 2010, respectively.

A reduction of $20 million to cost of sales and service revenues represents the removal of the 2010 costs associated with specific Federal Contract Matters (as defined in the Separation and Distribution Agreement) relating to costs incurred by Northrop Grumman. These amounts were allocated in the historical financial statements to represent HII’s proportionate share of Northrop Grumman’s accruals for claims and audits identifying potentially disallowed costs and penalties. However, the Separation and Distribution Agreement provides that post-separation, HII and Northrop Grumman will each be solely responsible for the resolution of their respective pre-separation allowable cost audits relating to costs incurred at either the HII or Northrop Grumman level. The pro forma adjustment removes all costs incurred by Northrop Grumman that were previously allocated to HII, but which will become the sole responsibility of Northrop Grumman post-separation pursuant to the Separation and Distribution Agreement. Costs and obligations incurred by HII for its potential disallowed costs and penalties have been included in our consolidated financial statements and are insignificant.

[B]	The adjustment to interest expense for the year ended December 31, 2010 includes: (1) $115 million for the year ended December 31, 2010, related to HII’s issuance of $1,775 million of debt; (2) the removal of $27 million of interest associated with the elimination of interest on the notes payable to former parent; and (3) the removal of $8 million in interest related to the $178 million in GO Zone IRBs (as the GO Zone IRBs were tendered in anticipation of the spin-off) that was replaced by an equal amount of note payable to former parent in November 2010. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Cash Flows — Financing Activities” and also “Notes to Consolidated Financial Statements — Note 11.” The pro forma interest expense adjustment of $115 million represents interest expense of $100 million using the interest rates and maturities for the $1,775 debt issuance described below, plus $3 million in annual fees associated with issued but undrawn letters of credit under the HII Credit Facility, $3 million in annual commitment fees associated with the unutilized balance of the HII Credit Facility and $9 million in amortization of debt issuance costs based upon actual borrowing costs recorded subsequent to the spin-off.

[C]	The adjustment to interest expense for the nine months ended September 30, 2011 includes an increase of $23 million related to HII’s issuance of $1,775 million of debt and the removal of $8 million of interest associated with the eliminated notes payable of the former parent as described below. These adjustments were based upon actual interest expense recorded subsequent and prior to the spin-off, respectively.

[D]	The adjustments to federal income taxes for the nine months ended September 30, 2011 and December 31, 2010 represent the tax effect of the pro forma adjustments impacting earnings before income taxes calculated using the U.S. statutory tax rate of 35%. The year ended December 31, 2010 also includes a decrease of $9 million in tax expense associated with the removal of the liability for uncertain federal tax positions as provided by the Tax Matters Agreement that we entered into with Northrop Grumman, and which is included as an exhibit to the registration statement containing this prospectus.

Summary of the Old Notes, HII Credit Facility and the Spin-off

In connection with the spin-off from Northrop Grumman, we issued the old notes and entered into the term loan under the HII Credit Facility in an aggregate principal amount of $1,775 million. The $575 million term loan is due in 2016 and has a variable interest rate based on LIBOR. The rates used in the pro forma adjustments for the two periods presented, which averaged 2.76% for the nine months ended September 30, 2011 and 2.84% for the year ended December 31, 2010, represent the LIBOR rates measured quarterly during the respective periods, plus 2.5%. Costs and expenses related to issuing the old notes were capitalized and are being amortized in accordance with generally accepted accounting principals in the United States (“GAAP”). In connection with the spin-off, we also retired notes payable to the former parent of $715 million and accrued interest thereon of $239 million.

We have $529 million of borrowing capacity available under our revolving credit facility of $650 million because of approximately $121 million of letters of credit outstanding under this facility to support various performance obligations. See “Description of Other Indebtedness” for further information on the HII Credit Facility.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition together with the audited and unaudited historical consolidated financial statements and the notes thereto included elsewhere in this prospectus as well as the discussion in the section of this prospectus entitled “Business.” This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this prospectus entitled “Risk Factors” and “Special Note About Forward-Looking Statements.”

OVERVIEW

The Spin-Off

On March 31, 2011, Northrop Grumman completed the spin-off of HII from Northrop Grumman, following which we became an independent, publicly-owned company. On March 30, 2011, the record date for the distribution, Northrop Grumman stockholders of record received one share of HII common stock for every six shares of Northrop Grumman common stock held.

As part of the spin-off, Northrop Grumman completed an Internal Reorganization, as described in the “Prospectus Summary.” To complete the spin-off, Northrop Grumman distributed to its stockholders all of the shares of our common stock. After completion of the spin-off, we became an independent, publicly-owned company and own and operate the legacy Northrop Grumman shipbuilding business. We entered into a series of agreements with Northrop Grumman, including the Separation and Distribution Agreement and other agreements, which govern the relationship between us and Northrop Grumman subsequent to the spin-off and provide for the allocation between us and Northrop Grumman of various assets, liabilities and obligations (including employee benefits, intellectual property, insurance and tax-related assets and liabilities). These agreements are described in “Certain Relationships and Related Party Transactions — Agreements with Northrop Grumman Related to the Spin-Off.”

Financial Presentation

Prior to the Internal Reorganization (which occurred in March 2011, prior to the spin-off), Huntington Ingalls Industries, Inc. was a subsidiary of Northrop Grumman and had de minimis assets and operations, and our business was conducted by NGSB and its subsidiaries, which were also subsidiaries of Northrop Grumman. Accordingly, the financial information contained in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the fiscal periods prior to completion of the Internal Reorganization is derived from the financial statements of NGSB and its consolidated subsidiaries, as the predecessor to our business. We believe the financial results of NGSB prior to the spin-off are comparable to the financial results of Huntington Ingalls Industries, Inc. subsequent to the spin-off. For additional information regarding the Internal Reorganization, see “Prospectus Summary — The Spin-Off and Our Corporate Structure.”

Our Business

HII is organized into two operating segments, Ingalls and Newport News, which also represent our reportable segments. Through our Ingalls segment, we are the sole supplier and builder of amphibious assault and expeditionary ships to the U.S. Navy, the sole builder of National Security Cutters for the U.S. Coast Guard, and one of only two companies that builds the U.S. Navy’s current fleet of DDG-51 Arleigh Burke-class destroyers. Through our Newport News segment, we are the nation’s sole industrial designer, builder, and refueler of nuclear-powered aircraft carriers, and one of only two companies currently designing and building nuclear-powered submarines for the U.S. Navy. We build more ships, in more ship types and classes, than any other U.S. naval shipbuilder. We are also one of the nation’s leading full-service providers for the design, engineering, construction, and life cycle support of major surface ship programs for the U.S. Navy. As prime contractor, principal subcontractor, team member or partner, we participate in many high-priority defense technology programs in the United States. We conduct most of our business with the U.S. Government, principally the Department of Defense.

Factors Affecting Our Results of Operations

Our operating results have been or may be affected by the following factors:

Contracts

We generate the majority of our business from long-term government contracts for design, production and support activities. Government contracts typically include the following cost elements: direct material, labor and subcontracting costs, and certain indirect costs including allowable general and administrative costs. Unless otherwise specified in a contract, costs billed to contracts with the U.S. Government are determined under the requirements of the FAR and CAS regulations as allowable and allocable costs. Examples of costs incurred by us and not billed to the U.S. Government in accordance with the requirements of the FAR and CAS regulations include, but are not limited to, certain legal costs, lobbying costs, charitable donations, interest expense, and advertising costs.

We monitor our policies and procedures with respect to our contracts on a regular basis to ensure consistent application under similar terms and conditions as well as compliance with all applicable government regulations. In addition, costs incurred and allocated to contracts with the U.S. Government are routinely audited by the DCAA.

Our long-term contracts typically fall into one of two broad categories:

Flexibly Priced Contracts — Includes both cost-type and fixed-price incentive contracts. Cost-type contracts provide for reimbursement of the contractor’s allowable costs incurred plus a fee that represents profit. Cost-type contracts generally require that the contractor use its reasonable efforts to accomplish the scope of the work within some specified time and some stated dollar limitation. Fixed-price incentive contracts also provide for reimbursement of the contractor’s allowable costs, but are subject to a cost-share limit which affects profitability. Fixed-price incentive contracts effectively become firm fixed-price contracts once the cost-share limit is reached.

Firm Fixed-Price Contracts — A firm fixed-price contract is a contract in which the specified scope of work is agreed to for a price that is pre-determined by bid or negotiation, and not generally subject to adjustment regardless of costs incurred by the contractor. Time-and-materials contracts are considered firm fixed-price contracts as they specify a fixed hourly rate for each labor hour charged.

Approximately 99% of our 2010 revenue was generated by flexibly priced contracts (including certain fixed-price incentive contracts which have exceeded their cost-share limit), with the remaining 1% from firm fixed-price arrangements. Substantially all of our revenue for 2010 was derived from the U.S. Government. Our 2011 revenues to date have followed the same general allocation among contract types as we experienced in 2010.

Contract Fees — Negotiated contract fee structures for both flexibly priced and firm fixed-price contracts include, but are not limited to: fixed-fee amounts, cost sharing arrangements to reward or penalize for either under or over cost target performance, positive award fees and negative penalty arrangements. Profit margins may vary materially depending on the negotiated contract fee arrangements, percentage-of-completion of the contract, the achievement of performance objectives, and the stage of performance at which the right to receive fees, particularly under incentive and award fee contracts, is finally determined.

Award Fees — Certain contracts contain provisions consisting of award fees based on performance criteria such as cost, schedule, quality and technical performance. Award fees are determined and earned based on an evaluation by the customer of our performance against such negotiated criteria. Fees that can be reasonably assured and reasonably estimated are recorded over the performance period of the contract.

Impacts from Hurricanes

In August 2005, our shipyards in Louisiana and Mississippi sustained significant windstorm damage as a result of Hurricane Katrina, causing work and production delays. We incurred costs to replace or repair and improve destroyed and damaged assets, suffered losses under our contracts and incurred substantial costs to clean up and recover our operations. We invested significant capital to harden, protect and modernize our Pascagoula facilities, and to ensure the shipyard’s robustness. In 2008, as a result of Hurricane Gustav, our Ingalls shipyards experienced a shut-down for several days and a resulting minor delay in ship construction throughout the yards; however, the storm caused no significant physical damage to the yards, we believe in part due to our successful hardening and improvement after Hurricane Katrina. Also in 2008, Hurricane Ike severely impacted a subcontractor’s operations in Texas. The subcontractor produced compartments for two of the LPD amphibious transport dock ships under construction at the Ingalls shipyards. As a result of the delays and cost growth caused by the subcontractor’s production delays, our operating income was reduced during the second half of 2008.

Recent Developments in U.S. Cost Accounting Standards (“CAS”) Pension Recovery Rules

A substantial portion of our current and retired employee population is covered by pension plans, the costs of which are dependent upon various assumptions, including estimates of rates of return on benefit-related assets, discount rates for future payment obligations, rates of future cost growth and trends for future costs. In addition, funding requirements for benefit obligations of our pension plans are subject to legislative and other government regulatory actions. For example, due to government regulations, pension plan cost recoveries under our government contracts may occur in different periods from when those pension costs are accrued for financial statement purposes or when pension funding is made. Timing differences between pension costs accrued for financial statement purposes or when pension funding occurs compared to when such costs are recoverable as allowable costs under our government contracts could have a material adverse effect on our cash flow from operations.

In addition, on May 10, 2010, the CAS Board published a Notice of Proposed Rulemaking (“NPRM”) that, if adopted, would provide a framework to partially harmonize the CAS rules with the Pension Protection Act of 2006 (“PPA”) funding requirements. The NPRM would “harmonize” by partially mitigating the mismatch between CAS costs and PPA-amended minimum funding requirements under the Employee Retirement Income Security Act of 1974 (“ERISA”). Until the final rule is published, and to the extent that the final rule does not completely eliminate mismatches between ERISA funding requirements and CAS pension costs, government contractors maintaining defined benefit pension plans will continue to experience a timing mismatch between required contributions and pension expenses recoverable under CAS. We do not expect the final rule to be issued in 2011. The final rule is expected to apply to contracts starting the year following the award of the first CAS covered contract after the effective date of the new rule. We anticipate that contractors will be entitled to an equitable adjustment on existing contracts for any additional CAS contract costs resulting from the final rule.

Operating Performance Assessment and Reporting

We manage and assess the performance of our businesses based on our performance on individual contracts and programs obtained generally from government organizations using the financial measures referred to below, with consideration given to the Critical Accounting Policies, Estimates, and Judgments described below. Our portfolio of long-term contracts is largely flexibly-priced, which means that sales tend to fluctuate in concert with costs across our large portfolio of active contracts, with operating income being a critical measure of operational performance. Due to FAR rules that govern our business, most types of costs are allowable, and we do not focus on individual cost groupings (such as cost of sales or general and administrative costs) as much as we do on total contract costs, which are a key factor in determining contract operating income. As a result, in evaluating our operating performance, we look primarily at changes in sales and service revenues, and operating income, including the effects of significant changes in operating income as a result of changes in contract estimates and the use of the cumulative catch-up method of accounting in accordance with GAAP. Unusual fluctuations in operating performance driven by changes in a specific cost element across multiple contracts, however, are described in our analysis.

Program Descriptions

For convenience, a brief description of certain programs discussed in this prospectus is included in the “Glossary of Programs,” at page 11.

CONSOLIDATED OPERATING RESULTS

Selected financial highlights are presented in the table below.

	Nine Months Ended September 30		Year Ended December 31
$ in millions	2011	2010	2010	2009	2008
Sales and service revenues	$4,840	$4,987	$6,723	$6,292	$6,189
Cost of sales and service revenues	4,083	4,370	5,812	5,442	5,489
General and administrative expenses	471	473	663	639	564
Goodwill impairment	300	—	—	—	2,490
Operating income (loss)	(14)	144	248	211	(2,354)
Interest expense	75	30	40	36	40
Other, net	—	—	(2)	1	—
Federal income taxes	74	42	71	52	26
Net earnings (loss)	(163)	72	135	124	(2,420)
Diluted earnings (loss) per share	(3.34)	1.48	2.78	2.53	(49.61)

Sales and Service Revenues

Sales and service revenues consist of the following:

	Nine Months Ended September 30		Year Ended December 31
$ in millions	2011	2010	2010	2009	2008
Product sales	$4,201	$4,327	$5,798	$5,046	$5,207
Service revenues	639	660	925	1,246	982

Total sales and service revenues	$4,840	$4,987	$6,723	$6,292	$6,189

Nine months ended September 30, 2011 and 2010 — Product sales and service revenues for the nine months ended September 30, 2011, decreased $147 million, as compared with the same period in 2010. The change for the nine months includes lower sales volume following delivery of DDG-110 USS William P. Lawrence in the first quarter of 2011, delivery of DDG-107 USS Gravely in the third quarter of 2010, and lower sales volume on the CVN-71 USS Theodore Roosevelt Refueling and Complex Overhaul (RCOH) and CVN-78 Gerald R. Ford. The lower sales volume was partially offset by higher sales volume on DDG-113 (unnamed), the advanced construction contract for CVN-79 John F. Kennedy, and the advance planning contract for the CVN-72 USS Abraham Lincoln RCOH.

In addition, there was lower volume on the CVN-65 USS Enterprise Extended Dry-docking Selected Restricted Availability (EDSRA), the Post Shakedown Availabilities (PSAs) for CVN-77 USS George H.W. Bush and CVN-70 USS Carl Vinson, and the construction contracts for LPD-22 San Diego and LPD-24 Arlington. These decreases were offset by higher sales volume on LPD-26, the LHA program and the fourth National Security Cutter. Additionally, during 2010 the LPD program was impacted by our decision to wind down shipbuilding operations at our Avondale facility in 2013, which resulted in a reduction to product revenues in 2010 to reflect revised estimates to complete LPD-23 and LPD-25. See “Notes to the Condensed Consolidated Financial Statements (unaudited) — Note 4.”

2010 — Product sales and service revenues increased $431 million from 2009. The increase was primarily due to higher sales volume in the LPD and LHA expeditionary warfare programs, the CVN-78 Gerald R. Ford aircraft carrier construction program, the CVN-71 USS Theodore Roosevelt RCOH and the SSN-774 Virginia-class submarine construction program. These increases were partially offset by reduced sales in 2010 due to the 2009 deliveries of LHD-8 USS Makin Island and CVN-77 USS George H.W. Bush and decreased service revenues due to the completion of the CVN-65 USS Enterprise EDSRA in the second quarter of 2010. Additionally, during the second quarter of 2010 we announced the wind down of shipbuilding operations at the Avondale facility in 2013 and reduced product revenues to reflect revised estimates to complete LPD-23 and LPD-25. See “Notes to the Condensed Consolidated Financial Statements (unaudited) — Note 4.” In 2009, we reduced product revenues to reflect revised estimates to complete the LPD-class ships and LHA-6 America.

2009 — Product sales and service revenues increased $103 million from 2008. The increase was primarily due to higher volume on the CVN-65 USS Enterprise EDSRA, post-shakedown availabilities on the CVN-77 USS George H.W. Bush and CVN-70 USS Carl Vinson, higher sales on the construction of SSN-774 Virginia-class submarines and production ramp-ups in the LPD program. These increases were partially offset by decreases in product sales and service revenues due to the delivery of several ships in the second and third quarters of 2009, including the aircraft carrier CVN-77 USS George H.W. Bush, the expeditionary ship LHD-8 USS Makin Island, and the surface combatant DDG-105 USS Dewey.

Cost of Sales and Service Revenues; General and Administrative Expenses and Goodwill Impairment

Cost of sales and service revenues, general and administrative expenses and goodwill impairment were as follows:

	Nine Months Ended September 30		Year Ended December 31
$ in millions	2011	2010	2010	2009	2008
Cost of product sales	$3,543	$3,842	$5,042	$4,415	$4,672
% of product sales	84.3%	88.8%	87.0%	87.5%	89.7%
Cost of service revenues	540	528	770	1,027	817
% of service revenues	84.5%	80.0%	83.2%	82.4%	83.2%
General and administrative expenses	471	473	663	639	564
% of total sales and service revenues	9.7%	9.5%	9.9%	10.2%	9.1%
Goodwill impairment	300	—	—	—	2,490

Cost of sales and service revenues	$4,854	$4,843	$6,475	$6,081	$8,543

Cost of Product Sales and Service Revenues

Nine months ended September 30, 2011 and 2010 — Cost of product sales and service revenues in the nine months ended September 30, 2011 decreased by $287 million, or 7%, as compared to the same period in 2010. The decrease was primarily driven by the lower sales volume in 2011 described above and a non-recurring pre-tax charge of $113 million recognized in 2010 resulting from our decision to wind down shipbuilding operations at our Avondale facility in 2013. See “Notes to the Condensed Consolidated Financial Statements (unaudited) — Note 4.”

2010 — Cost of product sales and service revenues increased $370 million, or 7%, from 2009 primarily as a result of the higher product sales volume described above, partially offset by the lower service revenues described above. Cost of product sales and service revenues as a percentage of sales and service revenues remained steady year over year principally as a result of lower unfavorable product sales margin adjustments in our Ingalls segment in 2010 relative to 2009 (see “— Operating Income (Loss) — Segment Operating Income (Loss)” below), offset by a modest increase in cost of service revenues as a percentage of service revenues as a result of normal year-to-year variances in contract mix.

2009 — Cost of product sales and service revenues decreased $47 million, or 1%, from 2008 primarily as a result of the lower product sales volume described above, partially offset by the higher service revenues volume described above. Cost of product sales and service revenues as a percentage of sales and service revenues declined year over year principally as a result of lower unfavorable product sales margin adjustments in our Ingalls segment in 2009 relative to 2008 (see “— Operating Income (Loss) — Segment Operating Income (Loss)” below), and a modest decrease in cost of service revenues as a percentage of service revenues as a result of normal year-to-year variances in contract mix.

General and Administrative Expenses

In accordance with industry practice and the regulations that govern the cost accounting requirements for government contracts, general and administrative expenses are considered allowable and allocable costs on government contracts. These costs are allocated to contracts in progress on a systematic basis and contract performance factors include this cost component as an element of cost.

Nine months ended September 30, 2011 and 2010 — General and administrative expenses in the nine months ended September 30, 2011 decreased $2 million, or less than 1%, from the comparable period in 2010. The decrease was due principally to a lower net pension and post-retirement benefits adjustment (see “— Operating Income (Loss) — Net Pension and Post-Retirement Benefits Adjustment” below), partially offset by expenses associated with the transition to being an independent company in 2011.

2010 — General and administrative expenses in 2010 increased to $663 million from $639 million in 2009 primarily as a result of higher cost allocations for Northrop Grumman management and support services. The Northrop Grumman management and support services expense in 2010 increased to $115 million from $82 million in 2009. The increase in management and support services allocations reflects higher employee compensation expenses in 2010 and the impact of the final allocation of prior year overheads. As a percentage of total sales and service revenues, these costs decreased year over year due principally to the higher sales volume in 2010.

2009 — General and administrative expenses in 2009 increased to $639 million from $564 million in 2008 primarily as a result of higher net pension and post-retirement benefits expense and increased state tax expense. These 2009 increases were partially offset by lower cost allocations for Northrop Grumman management and support services, which included a larger favorable impact of final allocation of prior year overheads. As a percentage of total sales and service revenues, these costs increased year over year due principally to the cost increases described above, partially offset by the higher sales volume in 2009.

Goodwill Impairment

As further discussed in “— Critical Accounting Policies, Estimates, and Judgments — Purchase Accounting and Goodwill”, we perform impairment tests for goodwill as of November 30 each year, or when evidence of potential impairment exists. We record a charge to operations when we determine that an impairment has occurred.

Nine months ended September 30, 2011 and 2010 — In light of the adverse equity market conditions that began in the second quarter of 2011 and the resultant decline in industry market multiples and our market capitalization, we decided it would be appropriate to perform an interim goodwill impairment analysis as of September 30, 2011. This analysis resulted in a $300 million preliminary non-cash goodwill impairment charge in the Ingalls segment for the third quarter of 2011, which represented our best estimate of the amount of the impairment loss.

We have not completed our goodwill impairment analysis due to the complexities involved in determining the implied fair value of the goodwill of each reporting unit. There could be further adjustment to the goodwill impairment charge when the goodwill impairment test is completed. Any adjustment to the preliminary estimate as a result of completing this evaluation will be recorded and disclosed in our financial statements for the year ending December 31, 2011. In the nine months ended September 30, 2010, we did not record any goodwill impairments. See “Notes to the Condensed Consolidated Financial Statements (unaudited) — Note 6.”

2008 — We recorded a non-cash charge totaling $2.5 billion for the impairment of goodwill, driven primarily by adverse equity market conditions that caused a decrease in current market multiples and Northrop Grumman’s stock price as of November 30, 2008. See “Notes to Consolidated Financial Statements — Note 9.”

Operating Income (Loss)

We consider operating income to be an important measure for evaluating our operating performance and, as is typical in the industry, we define operating income as revenues less the related cost of producing the revenues and general and administrative expenses.

We internally manage our operations by reference to “segment operating income.” Segment operating income is defined as operating income before net pension and post-retirement benefits adjustment and deferred state income taxes, neither of which affects segment performance. Segment operating income is one of the key metrics we use to evaluate operating performance. Segment operating income is not, however, a measure of financial performance under GAAP, and may not be defined and calculated by other companies in the same manner.

The table below reconciles segment operating income (loss) to total operating income (loss) for the nine months ended September 30, 2011 and 2010, and for the years ended December 31, 2010, 2009 and 2008.

	Nine Months Ended September 30		Year Ended December 31
$ in millions	2011	2010	2010	2009	2008
Segment operating income (loss)	$(5)	$178	$294	$284	$(2,328)
Net pension and post-retirement benefits adjustment	(9)	(34)	(49)	(88)	(25)
Deferred state income taxes	—	—	3	15	(1)

Total operating income (loss)	$(14)	$144	$248	$211	$(2,354)

Segment Operating Income (Loss)

Nine months ended September 30, 2011 and 2010 — Segment operating loss for the nine months ended September 30, 2011 was $5 million as compared to segment operating income of $178 million for the same period in 2010. The change was primarily the result of the 2011 goodwill impairment charge described above, partially offset by the $113 million pre-tax charge recognized in 2010 resulting from our decision to wind down shipbuilding operations at our Avondale facility and the charges and adjustments recorded in the third quarter of 2010 as described above. The results for the nine months of 2010 also include business interruption insurance recovery related to Hurricane Ike received in the first quarter. See “Notes to the Condensed Consolidated Financial Statements (unaudited) — Note 13.” Activity within each segment is discussed in “Segment Operating Results” below.

2010 — Segment operating income was $294 million, an increase of $10 million from 2009. Segment operating income was 4.3% and 4.5% of sales and service revenues for 2010 and 2009, respectively. In 2010, we recorded net performance adjustments of $132 million on the LPD-22 through LPD-25 contract, including the effect of a $113 million charge for the cumulative effect of the $210 million of incremental costs expected in connection with our decision to wind down shipbuilding operations at the Avondale facility in 2013. See “Notes to Consolidated Financial Statements — Note 4.” Results for 2010 also include an unfavorable adjustment of $30 million to reflect additional costs to complete post-delivery work on LHD-8 USS Makin Island. See “Notes to Consolidated Financial Statements — Note 6.” Results for 2009 included unfavorable performance adjustments totaling $171 million on the LPD-22 through LPD-25 contract, partially offset by a favorable adjustment of $54 million on the LHD-8 contract. See “Notes to Consolidated Financial Statements — Note 6.” Activity within each segment is discussed in “— Segment Operating Results” below.

2009 — Segment operating income was $284 million as compared with a segment operating loss of $2.3 billion in 2008. The increase was primarily due to the 2008 goodwill impairment charge of $2.5 billion, and improved performance on the LHD expeditionary warfare program as compared to 2008. See “Notes to Consolidated Financial Statements — Note 9.” In 2008, the Ingalls segment had net negative performance adjustments of $263 million due principally to adjustments on the LHD-8 contract, as well as cost growth and schedule delays on the LPD program and the effects of Hurricane Ike on a subcontractor’s performance. See “Notes to Consolidated Financial Statements — Notes 6 and 15.”

Net Pension and Post-Retirement Benefits Adjustment

Net pension and post-retirement benefits adjustment reflects the difference between expenses for pension and other post-retirement benefits determined in accordance with GAAP and the expenses for these items included in segment operating income in accordance with CAS.

Nine months ended September 30, 2011 and 2010 — The net pension and post-retirement benefits adjustment was an expense of $9 million and $34 million in the nine months ended September 30, 2011, and 2010, respectively. The decreases in net expense in 2011 are due primarily to lower GAAP pension expense principally as a result of favorable returns on pension plan assets in 2010.

2010 — The net pension and post-retirement benefits adjustment was an expense of $49 million and $88 million in 2010 and 2009, respectively. The decrease in net expense in 2010 is primarily due to lower GAAP pension expense principally as a result of favorable returns on pension plan assets in 2009.

2009 — The net pension and post-retirement benefits adjustment was an expense of $88 million and $25 million in 2009 and 2008, respectively. The increase in net expense in 2009 was primarily due to negative returns on plan assets in 2008.

Deferred State Income Taxes

Deferred state income taxes reflect the change in deferred state tax assets and liabilities in the period. These amounts are recorded within operating income while the current period state income tax expense is charged to contract costs and included in cost of sales and service revenues in segment operating income.

Nine months ended September 30, 2011 and 2010 — We had no deferred state income tax expense for the nine months ended September 30, 2011 and 2010.

2010 — The benefit provided by deferred state income taxes in 2010 was $3 million, compared to a benefit of $15 million in 2009. The change was primarily due to the timing of contract-related deductions.

2009 — The benefit provided by deferred state income taxes in 2009 was $15 million, compared to an expense of $1 million in 2008. The change was primarily due to the timing of contract-related deductions.

Interest Expense

Nine months ended September 30, 2011 and 2010 — Interest expense for the nine months ended September 30, 2011 increased $45 million from the same period in 2010, primarily due to the HII senior notes and term loan established in connection with the spin-off. This increase was partially offset by the elimination of intercompany indebtedness to Northrop Grumman as of March 30, 2011.

2010 — Interest expense in 2010 increased $4 million as compared with 2009. The increase is primarily due to lower capitalized interest in 2010, which resulted from a lower level of long-term capital projects in 2010 as compared to 2009.

2009 — Interest expense in 2009 decreased $4 million, or 10%, as compared with 2008. The decrease is primarily due to higher capitalized interest in 2009, which resulted from a higher level of long-term capital projects in 2009 as compared to 2008.

Other, net

2010 — Other, net for 2010 decreased $3 million as compared with 2009. The decrease is primarily due to the write off of $2 million of capitalized debt issuance costs associated with the partial retirement of GO Zone IRBs in the fourth quarter of 2010 pursuant to a tender offer. See “— Liquidity and Capital Resources — Cash Flows — Financing Activities” below and also “Notes to Consolidated Financial Statements — Note 11.”

Federal Income Taxes

Nine months ended September 30, 2011 and 2010 — Our effective tax rate on earnings from operations (excluding the 2011 non-cash goodwill impairment charge of $300 million at Ingalls, which is non-deductible for income tax purposes) for the nine months ended September 30, 2011 was 35.1% compared with 36.8% in the same period in 2010. For the nine months ended September 30, 2011 and 2010, our effective tax rate differs from the statutory federal rate due to the domestic manufacturing deduction, the research and development credit, and other nondeductible expenditures.

2010 — Our effective tax rate on earnings from continuing operations for 2010 was 34.5% compared with 29.5% in 2009. The increase in effective tax rate is due to the elimination of certain tax benefits with the passage of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 and a decrease in the manufacturers’ deduction and the expiration of wage credit benefits, partially offset by the effects of the settlement with the Internal Revenue Service and the U.S. Congressional Joint Committee on Taxation of our parent’s tax returns for the years 2004 through 2006. See “Notes to Consolidated Financial Statements — Note 10.”

2009 — Our effective tax rate on earnings from continuing operations for 2009 was 29.5% compared with 27.1% in 2008 (excluding the non-cash, non-deductible goodwill impairment charge of $2.5 billion). The effective tax rate for 2008 was lower than 2009 due to the benefit of a higher wage credit in 2008 offset by a higher manufacturing deduction in 2009.

Segment Operating Results

Basis of Presentation

We are aligned into two reportable segments: Ingalls and Newport News.

	Nine Months Ended September 30		Year Ended December 31
$ in millions	2011	2010	2010	2009	2008
Sales and Service Revenues
Ingalls	$2,209	$2,300	$3,027	$2,865	$2,848
Newport News	2,688	2,748	3,775	3,534	3,427
Intersegment eliminations	(57)	(61)	(79)	(107)	(86)

Total sales and service revenues	$4,840	$4,987	$6,723	$6,292	$6,189

	Nine Months Ended September 30		Year Ended December 31
$ in millions	2011	2010	2010	2009	2008
Operating Income (Loss)
Ingalls	$(245)	$(71)	$(61)	$(29)	$(1,433)
Newport News	240	249	355	313	(895)

Total Segment Operating Income (Loss)	(5)	178	294	284	(2,328)
Non-segment factors affecting operating income (loss)
Net pension and post-retirement benefits adjustment	(9)	(34)	(49)	(88)	(25)
Deferred state income taxes	—	—	3	15	(1)

Total operating income (loss)	$(14)	$144	$248	$211	$(2,354)

Key Segment Financial Measures

Sales and Service Revenues

Period-to-period sales reflect performance under new and ongoing contracts. Changes in sales and service revenues are typically expressed in terms of volume. Unless otherwise described, volume generally refers to increases (or decreases) in reported revenues due to varying production activity levels, delivery rates, or service levels on individual contracts. Volume changes will typically carry a corresponding income change based on the margin rate for a particular contract.

Segment Operating Income

Segment operating income reflects the aggregate performance results of contracts within a segment. Excluded from this measure are certain costs not directly associated with contract performance, including net pension and post-retirement benefits expenses and deferred state income taxes. Changes in segment operating income are typically expressed in terms of volume, as discussed above, or performance. Performance refers to changes in contract margin rates. These changes typically relate to profit recognition associated with revisions to total estimated costs at completion of the contract (“EAC”) that reflect improved (or deteriorated) operating performance on a particular contract. Operating income changes are accounted for on a cumulative to date basis at the time an EAC change is recorded. Segment operating income may also be affected by, among other things, contract performance, the effects of workforce stoppages, the effects of natural disasters (such as hurricanes), resolution of disputed items with the customer, recovery of insurance proceeds, and other discrete events. At the completion of a long-term contract, any originally estimated costs not incurred or reserves not fully utilized (such as warranty reserves) could also impact contract earnings. Where such items have occurred, and the effects are material, a separate description is provided.

Ingalls

	Nine Months Ended September 30		Year Ended December 31
$ in millions	2011	2010	2010	2009	2008
Sales and service revenues	$2,209	$2,300	$3,027	$2,865	$2,848
Segment operating loss	(245)	(71)	(61)	(29)	(1,433)
As a percentage of segment sales	(11.1%)	(3.1%)	(2.0%)	(1.0%)	(50.3%)

Sales and Service Revenues

Nine months ended September 30, 2011 and 2010 — Ingalls revenues for the nine months ended September 30, 2011 decreased $91 million, or 4%, from the same period in 2010, primarily driven by lower sales in Surface Combatants, partially offset by higher sales in Expeditionary Warfare and Coast Guard & Coastal Defense. The decrease in Surface Combatants was primarily due to lower sales volume on the DDG-51 program following delivery of DDG-110 USS William P. Lawrence in the first quarter of 2011 and DDG-107 USS Gravely in the third quarter of 2010, partially offset by higher sales volume on DDG-113 (unnamed) in 2011. The increase in Expeditionary Warfare was due to higher sales volume on LPD-26 and the LHA program. Additionally, during 2010 the LPD program was impacted by our decision to wind down shipbuilding operations at our Avondale facility in 2013, which resulted in a reduction to product revenues in 2010 to reflect revised estimates to complete LPD-23 and LPD-25. See “Notes to the Condensed Consolidated Financial Statements (unaudited) — Note 4.” These increases in Expeditionary Warfare were partially offset by lower sales volume on LPD-22 San Diego and LPD-24 Arlington. The increase in Coast Guard & Coastal Defense was primarily due to higher sales volume on the fourth National Security Cutter, the contract for which was awarded in the fourth quarter of 2010.

2010 — Ingalls revenues increased $162 million, or 6%, from 2009, primarily driven by $339 million higher sales in Expeditionary Warfare, partially offset by $122 million lower sales in Surface Combatants and $62 million lower sales in Coast Guard & Coastal Defense. The increase in Expeditionary Warfare was due to higher sales volume in the LPD program and on LHA-6 America, partially offset by lower sales in 2010 due to the delivery of LHD-8 USS Makin Island in 2009. The decrease in Surface Combatants was primarily due to lower sales volume on the DDG-51 program following delivery of DDG-105 USS Dewey in the third quarter of 2009. The decrease in Coast Guard & Coastal Defense was primarily due to lower sales volume following delivery of NSC-2 USCGC Waesche in the fourth quarter of 2009.

2009 — Ingalls revenues increased $17 million from 2008, primarily driven by $81 million higher sales in Expeditionary Warfare, partially offset by $64 million lower sales in Surface Combatants. The increase in Expeditionary Warfare was due to higher sales volume in the LPD program due to production ramp-ups, partially offset by the delivery of LHD-8 USS Makin Island in the second quarter of 2009. The decrease in Surface Combatants was primarily due to lower sales volume on the DDG-51 program following delivery of DDG-105 USS Dewey in the third quarter.

Segment Operating Income (Loss)

Nine months ended September 30, 2011 and 2010 — Ingalls operating loss for the nine months ended September 30, 2011 was $245 million as compared to $71 million for the same period in 2010. The change was primarily the result of the 2011 goodwill impairment charge described above, partially offset by the $113 million pre-tax charge resulting from our decision to wind down shipbuilding operations at our Avondale facility and the charges and adjustments recorded in the third quarter of 2010 as described above. The results for 2010 also include business interruption insurance recovery related to Hurricane Ike received in the first quarter. See “Notes to the Condensed Consolidated Financial Statements (unaudited) — Note 13.”

2010 — Ingalls operating loss was $61 million as compared with a loss of $29 million in 2009. The increase in operating loss was caused primarily by unfavorable performance on Expeditionary Warfare programs and a lower level of operating income on other programs resulting from the sales volume reductions described above. In Expeditionary Warfare, we recorded net performance adjustments of $132 million on the LPD-22 through LPD-25 contract, including the effect of a $113 million charge for the cumulative effect of the $210 million of incremental costs expected in connection with our decision to wind down shipbuilding operations at the Avondale facility in 2013. See “Notes to the Condensed Consolidated Financial Statements (unaudited) — Note 4.” Additionally, we recognized an unfavorable adjustment of $30 million to reflect additional costs to complete post-delivery work on LHD-8 USS Makin Island. See “Notes to Consolidated Financial Statements — Note 6.” In 2009, operating income included a favorable adjustment of $54 million on the LHD-8 contract, which was more than offset by unfavorable adjustments of $38 million and $171 million on the DDG-51 and LPD programs, respectively.

2009 — Ingalls operating loss was $29 million as compared with a loss of $1.4 billion in 2008. The change was primarily due to the 2008 goodwill impairment charge of $2.5 billion, of which the Ingalls segment realized $1.3 billion, and improved performance on LHD-8 USS Makin Island as compared to 2008. See “Notes to Consolidated Financial Statements — Note 9.” In 2008, Ingalls had net negative performance adjustments of $263 million due principally to adjustments on the LHD-8 contract, as well as cost growth and schedule delays on the LPD program and the effects of Hurricane Ike on an LPD subcontractor’s performance. The absence of these unfavorable events in 2009 was partially offset by $171 million in net unfavorable performance adjustments in 2009 on the LPD-22 through LPD-25 contract. See “Notes to Consolidated Financial Statements — Note 6.”

Newport News

	Nine Months Ended September 30		Year Ended December 31
$ in millions	2011	2010	2010	2009	2008
Sales and service revenues	$2,688	$2,748	$3,775	$3,534	$3,427
Segment operating income (loss)	240	249	355	313	(895)
As a percentage of segment sales	8.9%	9.1%	9.4%	8.9%	(26.1%)

Sales and Service Revenues

Nine months ended September 30, 2011 and 2010 — Newport News revenues for the nine months ended September 30, 2011 decreased $60 million, or 2%, from the same period in 2010, primarily driven by lower sales in Aircraft Carriers and in Fleet Support, partially offset by higher sales in Submarines. The decrease in Aircraft Carriers was primarily due to lower volume on the CVN-65 USS Enterprise EDSRA. The decrease in sales was also driven by the PSA for CVN-77 USS George H.W. Bush, which was completed in the first quarter of 2010 and the PSA for CVN-70 USS Carl Vinson, partially offset by higher sales volume on the advance planning contract for the CVN-72 USS Abraham Lincoln RCOH and the advanced construction contract for CVN-79 John F. Kennedy. The decrease in Fleet Support was primarily due to lower activity in the San Diego fleet maintenance market. The increase in Submarines was primarily due to higher sales volume on the construction of Virginia-class submarines.

2010 — Newport News revenues increased $241 million, or 7%, from 2009, primarily driven by $148 million higher sales in Aircraft Carriers and $108 million higher sales in Submarines. The increase in Aircraft Carriers was primarily due to higher sales volume on CVN-78 Gerald R. Ford and CVN-71 USS Theodore Roosevelt RCOH, partially offset by lower volume in 2010 on CVN-77 USS George H.W. Bush and CVN-70 USS Carl Vinson RCOH, both of which were completed in the second quarter of 2009. The increase in Submarines was primarily due to higher sales volume on the construction of SSN-774 Virginia-class submarines.

2009 — Newport News revenues increased $107 million, or 3%, from 2008, primarily driven by $176 million higher sales in Submarines and $26 million higher sales in Aircraft Carriers, partially offset by $111 million lower sales in Fleet Support. The increase in Submarines was primarily due to higher sales volume on the construction of SSN-774 Virginia-class submarines. The increase in Aircraft Carriers was primarily due to higher sales volume on CVN-78 Gerald R. Ford, CVN-65 USS Enterprise EDSRA, and CVN-71 USS Theodore Roosevelt RCOH, partially offset by lower volume on CVN-77 USS George H.W. Bush and CVN-70 USS Carl Vinson RCOH, both of which were completed in the second quarter of 2009. The decrease in Fleet Support was primarily due to the redelivery of the USS Toledo submarine in the first quarter of 2009 and decreased carrier fleet support services.

Segment Operating Income (Loss)

Nine months ended September 30, 2011 and 2010 — Newport News operating income for the nine months ended September 30, 2011 was $240 million compared with $249 million in the same period 2010. The decrease was primarily due to the lower sales volume described above, partially offset by the impact of performance improvements realized on the Virginia-class submarine program in the second quarter of 2010, which were not recurring in the first half of 2011.

2010 — Newport News operating income was $355 million compared with $313 million in 2009. The increase was primarily due to the impact of the sales volume changes described above, improved operating performance on Aircraft Carriers and higher earnings from the company’s equity method investments, which totaled $19 million and $10 million in 2010 and 2009, respectively. See “Notes to Consolidated Financial Statements — Note 12.”

2009 — Newport News operating income was $313 million as compared with a loss of $895 million in 2008. The increase was primarily due to the 2008 goodwill impairment charge of $2.5 billion, of which the Newport News segment realized $1.2 billion. See “Notes to Consolidated Financial Statements — Note 9.” Additionally, the change in segment operating income in 2009 includes the impact of the higher sales volume described above for Aircraft Carriers and Submarines, partially offset by the impact of lower sales volume in Fleet Support.

Backlog

Total backlog includes both funded backlog (firm orders for which funding is contractually obligated by the customer) and unfunded backlog (firm orders for which funding is not currently contractually obligated by the customer). Backlog excludes unexercised contract options and unfunded Indefinite Delivery/Indefinite Quantity (IDIQ) orders. For contracts having no stated contract values, backlog includes only the amounts committed by the customer.

The following table presents funded and unfunded backlog by segment at September 30, 2011, December 31, 2010 and December 31, 2009.

	September 30, 2011			December 31, 2010			December 31, 2009
$ in millions	Funded	Unfunded	Total Backlog	Funded	Unfunded	Total Backlog	Funded	Unfunded	Total Backlog
Ingalls	$5,928	$288	$6,216	$4,317	$581	$4,898	$6,070	$38	$6,108
Newport News	5,896	5,143	11,039	5,248	7,191	12,439	5,141	9,116	14,257

Total backlog	$11,824	$5,431	$17,255	$9,565	$7,772	$17,337	$11,211	$9,154	$20,365

Backlog is converted into the following years’ sales as costs are incurred or deliveries are made. As of each of the dates presented above, U.S. government orders comprised substantially all of the total backlog.

Awards

Nine months ended September 30, 2011 and 2010 — The value of new contract awards during the nine months ended September 30, 2011 was approximately $4.8 billion. Significant new awards during this period include contracts for construction of LPD-26 John P. Murtha, construction of DDG-113 (unnamed), construction of DDG-114 (unnamed), continued engineering and construction of CVN-78 Gerald R. Ford, construction of the U.S. Coast Guard’s fifth National Security Cutter (unnamed), advance planning efforts for the CVN-72 USS Abraham Lincoln RCOH and continued execution of the CVN-71 USS Theodore Roosevelt RCOH.

2010 — The value of new contract awards during the year ended December 31, 2010, was approximately $3.6 billion. Significant new awards during this period include $480 million for the construction of the U.S. Coast Guard’s fourth National Security Cutter Hamilton, $480 million for design and long-lead material procurement activities for the CVN-79 John F. Kennedy aircraft carrier, $377 million for CVN-78 Gerald R. Ford, $224 million for LHA-7 (unnamed), $184 million for LPD-26 John P. Murtha, $114 million for DDG-114 (unnamed) and $62 million for long-lead material procurement activities for LPD-27 (unnamed).

2009 — The value of new contract awards during the year ended December 31, 2009, was approximately $4.3 billion. Significant new awards during this period include a contract valued at up to $2.4 billion for the CVN-71 USS Theodore Roosevelt RCOH, a contract valued at up to $635 million for engineering, design and modernization support of submarines, and $374 million for design and long-lead material procurement activities for the CVN-79 John F. Kennedy aircraft carrier.

Backlog Adjustments

In 2009, Ingalls segment backlog includes a decrease of $670 million for the customer’s restructuring of the DDG-1000 program.

QUARTERLY FINANCIAL DATA

Selected unaudited quarterly financial results since January 1, 2009 are set forth in the following tables.

2011

$ in millions, except per share amounts	1st Quarter	2nd Quarter	3rd Quarter
Sales and service revenues	$1,684	$1,563	$1,593
Operating income (loss)	85	91	(190)
Earnings (loss) before income taxes	70	61	(220)
Net earnings (loss)	45	40	(248)
Net earnings (loss) attributable to HII	45	40	(248)
Basic earnings (loss) per share	$0.92	$0.81	$(5.07)
Diluted earnings (loss) per share	$0.92	$0.80	$(5.07)

In light of the adverse equity market conditions that began in the second quarter of 2011 and the resultant decline in industry market multiples and our market capitalization, we decided it would be appropriate to perform an interim goodwill impairment analysis as of September 30, 2011. This analysis resulted in a $300 million preliminary non-cash goodwill impairment charge in the Ingalls segment for the third quarter of 2011, which represented our best estimate of the amount of the impairment loss.

2010

$ in millions, except per share amounts	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Sales and service revenues	$1,712	$1,610	$1,665	$1,736
Operating income (loss)	87	(20)	77	104
Earnings (loss) before income taxes	77	(30)	67	92
Net earnings (loss)	41	(11)	42	63
Net earnings (loss) attributable to HII	41	(11)	42	63
Basic earnings (loss) per share	$0.85	$(0.23)	$0.86	$1.29
Diluted earnings (loss) per share	$0.85	$(0.23)	$0.86	$1.29

In the second quarter of 2010, Northrop Grumman announced plans to consolidate NGSB’s Gulf Coast operations by winding down its operations at the Avondale, Louisiana facility in 2013 after completing LPD-17 class ships currently under construction. As a result of this decision, the company recognized a $113 million pre-tax charge to operating income for the contracts under construction at Avondale.

In the third quarter of 2010, NGSB determined that costs to complete post-delivery work on LHD-8 exceeded original estimates resulting in a charge of $30 million. Also in the third quarter, the company realized $24 million in unfavorable performance adjustments on LPD-24 Arlington, which was more than offset by $31 million in milestone incentives on the total LPD-22 through LPD-25 contract.

2009

$ in millions, except per share amounts	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Sales and service revenues	$1,410	$1,544	$1,656	$1,682
Operating income (loss)	68	(4)	82	65
Earnings (loss) before income taxes	57	(15)	71	63
Net earnings (loss)	39	(10)	52	43
Net earnings (loss) attributable to HII	39	(10)	52	43
Basic earnings (loss) per share	$0.80	$(0.20)	$1.07	$0.87
Diluted earnings (loss) per share	$0.80	$(0.20)	$1.07	$0.87

In the first quarter of 2009, the company recognized a $48 million favorable adjustment on the LHD-8 contract due to risk retirement for earlier than expected completion of U.S. Navy acceptance sea trials and increased escalation recovery. This increase was more than offset by lower performance of $38 million each on the DDG-51 program and LPD-22 due to cost growth.

In the second quarter of 2009, the company recognized a $105 million pre-tax charge for cost growth on LPD-17 class ships and LHA-6. These adjustments reflected additional expense to improve design, engineering, production, and quality processes as well as increased production cost estimates for these ships.

LIQUIDITY AND CAPITAL RESOURCES

We endeavor to ensure the most efficient conversion of operating results into cash for deployment in operating our businesses and maximizing shareholder value. We use various financial measures to assist in capital deployment decision making, including net cash provided by operating activities and free cash flow. We believe these measures are useful to investors in assessing our financial performance.

The table below summarizes key components of cash flow provided by (used in) operating activities:

	Nine months ended September 30		Year Ended December 31
$ in millions	2011	2010	2010	2009	2008
Net earnings (loss)	$(163)	$72	$135	$124	$(2,420)
Goodwill impairment	300	—	—	—	2,490
Deferred income taxes	—	24	(19)	(98)	10
Other non-cash items (1)	164	143	183	186	193
Retiree benefit funding less than (in excess of) expense	89	79	33	(28)	(28)
Trade working capital decrease (increase)	(336)	(167)	27	(272)	94

Net cash provided by (used in) operating activities	$54	$151	$359	$(88)	$339

(1)	Comprised of depreciation, amortization, and stock based compensation.

Cash Flows

The following is a discussion of our major operating, investing and financing activities for the nine months ended September 30, 2011 and 2010, as classified on the condensed consolidated statements of cash flows, and for each of the three years in the period ended December 31, 2010, as classified on the consolidated statements of cash flows.

Operating Activities

Nine months ended September 30, 2011 and 2010 — Net cash provided by operating activities for the nine months ended September 30, 2011 was $54 million compared with cash provided of $151 million in the same period in 2010. The change of $97 million was due principally to an increase in trade working capital of $169 million, which was primarily related to the timing of cash collections from our customers. Net cash paid by Northrop Grumman on our behalf for U.S. federal income tax obligations was $53 million and $28 million in the nine months ended September 30, 2011, and 2010, respectively. Net cash paid by the company for federal and state income taxes in the nine months ended September 30, 2011 was $34 million.

2010 — Net cash provided by operating activities was $359 million in 2010 compared with cash used of $88 million in 2009. The change of $447 million was due principally to a decrease in discretionary pension contributions of $97 million, a decrease in trade working capital of $299 million, and a decrease in deferred income taxes of $79 million. In 2009, trade working capital balances included the unfavorable impact of delayed customer billings associated with the negative performance adjustments on the LPD-22 through LPD-25 contract due to projected cost increases at completion. See “Notes to Consolidated Financial Statements — Note 6.” The change in deferred taxes was due principally to the timing of contract-related deductions. U.S. Federal income tax payments made by Northrop Grumman on our behalf were $89 million in 2010.

2009 — Net cash provided by operating activities in 2009 decreased $427 million as compared with 2008, due primarily to an increase in trade working capital of $366 million and an increase in deferred income taxes of $108 million. The trade working capital change resulted primarily from the unfavorable impact of delayed customer billings associated with the negative performance adjustments on the LPD-22 through LPD-25 contract due to projected cost increases at completion. See “Notes to Consolidated Financial Statements — Note 6.” The change in deferred taxes was due to the timing of contract-related deductions. U.S. Federal income tax payments made by Northrop Grumman on our behalf were $132 million in 2009.

2008 — Net cash provided by operating activities in 2008 decreased $271 million as compared with 2007, due primarily to lower net earnings (adjusted for non-cash goodwill impairment), an increase in discretionary pension contributions of $60 million, and a smaller year-over-year decrease in trade working capital of $50 million. The lower net earnings were the result of unfavorable performance on LHD-8 USS Makin Island. See “Notes to Consolidated Financial Statements — Note 6.” The change in trade working capital reflected the receipt in 2007 of $123 million of insurance proceeds related to Hurricane Katrina, partially offset by the impact of Hurricanes Ike and Gustav. See “Notes to Consolidated Financial Statements — Note 15.” U.S. Federal income tax payments made by Northrop Grumman on our behalf were $21 million in 2008.

Investing Activities

Nine months ended September 30, 2011 and 2010 — Cash used by investing activities for the nine months ended September 30, 2011 was $119 million compared with $96 million for the same period in 2010, consisting entirely of capital expenditures in both periods.

2010 — Cash used by investing activities was $189 million in 2010, principally for capital expenditures.

2009 — Cash used by investing activities was $178 million in 2009, due principally to $181 million in capital expenditures.

2008 — Cash used by investing activities was $152 million in 2008, due primarily to $218 million in capital expenditures. During 2008, we received $61 million from the release of restricted cash related to the GO Zone IRBs. See “Notes to Consolidated Financial Statements — Note 11.”

Financing Activities

Prior to the spin-off, transactions between Northrop Grumman and us were reflected as effectively settled for cash at the time of the transaction and are included in financing activities in the unaudited condensed consolidated statements of cash flows. The net effect of these transactions is reflected in Former Parent’s Equity in Unit in the unaudited condensed consolidated statements of financial position. In connection with the spin-off, we transferred $1,429 million of the proceeds of the HII senior notes and the HII Credit Facility to Northrop Grumman.

Nine months ended September 30, 2011 and 2010 — In connection with the spin-off, we (i) incurred $1,200 million of debt (consisting of $600 million of the 2018 old notes and $600 million of the 2021 old notes) and (ii) entered into the HII Credit Facility with third-party lenders in an amount of $1,225 million, comprised of a $575 million term loan (due in 2016 with a variable interest rate based on LIBOR plus a spread based on our leverage ratio; the current spread is 2.5% and may vary between 2.0% and 3.0%), and a $650 million revolving credit facility (maturing in 2016 with a variable interest rate on drawn borrowings based on LIBOR plus a spread based upon our leverage ratio; the current spread is 2.5% and may vary between 2.0% and 3.0%; and with a commitment fee rate on the unutilized balance based on the leverage ratio, which fee rate at the current leverage ratio is 0.5% and may vary between 0.35% and 0.5%), of which approximately $121 million of letters of credit was issued but undrawn as of September 30, 2011, and the remaining $529 million of which was unutilized at that time.

2010 — In anticipation of the spin-off, on November 30, 2010, NGSB purchased $178 million of the outstanding principal amount of GO Zone IRBs pursuant to a tender offer. NGSB used the proceeds of an intercompany loan for $178 million with Northrop Grumman to purchase the GO Zone IRBs and submitted the purchased bonds to the trustee for cancellation. See “Notes to Consolidated Financial Statements — Note 11.”

Free Cash Flow

Free cash flow represents cash from operating activities less capital expenditures. We believe free cash flow is a useful measure for investors to consider. This measure is a key factor in our planning, as it represents cash provided by or used in our operations minus amounts that we use for capital expenditures.

Free cash flow is not a measure of financial performance under GAAP, and may not be defined and calculated by other companies in the same manner. This measure should not be considered in isolation, as a measure of residual cash flow available for discretionary purposes, or as an alternative to operating results presented in accordance with GAAP as indicators of performance.

The table below reconciles net cash (used in) provided by operating activities to free cash flow:

	Nine Months Ended September 30		Year Ended December 31
$ in millions	2011	2010	2010	2009	2008
Net cash (used in) provided by operating activities	$54	$151	$359	$(88)	$339
Less capital expenditures	(119)	(96)	(191)	(181)	(218)

Free cash flow (used in) provided by operations	$(65)	$55	$168	$(269)	$121

Other Sources and Uses of Capital

Additional Capital — We expect cash generated from operations in combination with our existing credit facilities to be sufficient to service debt, meet contractual obligations, and finance capital expenditures for the next twelve months.

Financial Arrangements — In the ordinary course of business, we use standby letters of credit issued by commercial banks and surety bonds issued by insurance companies principally to support our self-insured workers’ compensation plans. At September 30, 2011, there were $121 million of stand-by letters of credit issued but undrawn and $295 million of surety bonds outstanding related to our operations. At December 31, 2010, there were $125 million of unused stand-by letters of credit and $296 million of surety bonds outstanding related to our operations.

Retirement of Debt — Immediately prior to the spin-off on March 30, 2011, and as of December 31, 2010, we had $715 million of promissory notes payable to Northrop Grumman, together with accrued and unpaid interest totaling $248 million and $239 million as of March 30, 2011, and December 31, 2010, respectively. In connection with the spin-off, the intercompany debt and accrued interest thereon in their entirety were contributed to our additional paid-in capital by Northrop Grumman.

In the three months ended September 30, 2011, we made a scheduled quarterly Term Loan payment of $7 million using cash generated from operations.

For a description of our outstanding debt amounts and related restrictive covenants, see “Notes to Consolidated Financial Statements — Note 7” and “Notes to the Condensed Consolidated Financial Statements (unaudited) — Note 7.”

Contractual Obligations

In connection with the spin-off, we (i) issued $1,200 million of the old notes to third parties and (ii) entered into a credit facility with third-party lenders in an amount of $1,225 million. Additionally, in connection with the spin-off, we entered into a Transition Services Agreement with Northrop Grumman, under which Northrop

Grumman or certain of its subsidiaries provide us with certain services to help ensure an orderly transition following the distribution.

Under the Transition Services Agreement, Northrop Grumman is providing, for up to 12 months following the spin-off, certain enterprise shared services (including information technology, resource planning, financial, procurement and human resource services), benefits support services and other specified services to us. The original term of the Transition Services Agreement ends on March 31, 2012, although we have the right to and have cancelled certain services as we transition to new third-party providers. The services provided by Northrop Grumman are charged to us at cost, and a limited number of these services may be extended for a period of approximately six months to enable full information systems transition. See “Certain Relationships and Related Party Transactions — Agreements with Northrop Grumman Related to the Spin-Off — Transition Services Agreement.”

In connection with the spin-off, we also entered into a Tax Matters Agreement (the “Tax Matters Agreement”) with Northrop Grumman that governs the respective rights, responsibilities and obligations of Northrop Grumman and us after the spin-off with respect to tax liabilities and benefits, tax attributes, tax contests and other tax sharing regarding U.S. Federal, state, local and foreign income taxes, other taxes and related tax returns. We have several liability with Northrop Grumman to the IRS for the consolidated U.S. Federal income taxes of the Northrop Grumman consolidated group relating to the taxable periods in which we were part of that group. However, the Tax Matters Agreement specifies the portion of this tax liability for which we will bear responsibility, and Northrop Grumman has agreed to indemnify us against any amounts for which we are not responsible. The Tax Matters Agreement also provides special rules for allocating tax liabilities in the event that the spin-off, together with certain related transactions, is not tax-free. See “Certain Relationships and Related Party Transactions — Agreements with Northrop Grumman Related to the Spin-Off — Tax Matters Agreement.”

We do not expect either the Transition Services Agreement or the Tax Matters Agreement to have a significant impact on our financial condition and results of operations.

The following table presents our contractual obligations as of December 31, 2010, and the related estimated timing of future cash payments, in addition to pro forma adjustment for significant matters resulting from the separation from our former parent:

$ in millions	Total	2011	2012-2013	2014-2015	2016 and beyond
Notes payable to parent (1)	$715	$715	$—	$—	$—
Accrued interest on notes payable to parent (1)	239	239	—	—	—
Long-term debt	105	—	—	—	105
Interest payments on long-term debt	105	8	15	15	67
Operating leases	137	21	36	25	55
Purchase obligations (2)	1,972	1,045	733	190	4
Other long-term liabilities (3)	587	76	127	82	302

Total contractual obligations	$3,860	$2,104	$911	$312	$533

Pro forma adjustment for significant matters resulting from the separation from our former parent
Notes payable to former parent and accrued interest (4)	$(954)	$(954)	$—	$—	$—
HII debt incurred in connection with spin-off	1,775	22	79	187	1,488
Interest payments on HII debt (5)	807	56	204	197	349

Total contractual obligations with pro forma adjustments	$5,488	$1,228	$1,194	$696	$2,370

(1)	The notes payable to our former parent and accrued interest are presented as due and paid in 2011 because such notes and the accrued interest thereon were contributed to our additional paid-in capital by our former parent.

(2)	A “purchase obligation” is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. These amounts are primarily comprised of open purchase order commitments to vendors and subcontractors pertaining to funded contracts.
(3)	Other long-term liabilities primarily consist of accrued workers’ compensation reserves, deferred compensation, and other miscellaneous liabilities, of which $197 million is the current portion of workers’ compensation liabilities. It excludes obligations for uncertain tax positions of $17 million, as the timing of the payments, if any, cannot be reasonably estimated.
(4)	In connection with the recapitalization resulting from the spin-off transaction, the amount of Northrop Grumman’s investment in the company, including intercompany debt (our notes payable to our former parent) and accrued interest thereon, net of the contribution, was contributed to additional paid-in capital.
(5)	Interest payments include interest on $575 million of variable interest rate debt calculated based on interest rates at September 30, 2011.

For further details regarding long-term debt and operating leases, see “Notes to Consolidated Financial Statements — Notes 11 and 14.”

OFF-BALANCE SHEET ARRANGEMENTS

As of September 30, 2011, we had no significant off-balance sheet arrangements other than the surety bonds and letters of credit discussed in “— Liquidity and Capital Resources — Other Sources and Uses of Capital” above and operating leases. For a description of our operating leases, see “Notes to Consolidated Financial Statements — Note 2” and “Notes to the Condensed Consolidated Financial Statements (unaudited) — Note 14.”

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rates — The financial instruments subject to interest rate risk include floating rate borrowings under the HII Credit Facility. At September 30, 2011, we had $561 million in floating rate debt outstanding under the HII Credit Facility’s term loan (and our $650 million revolver remained undrawn as of September 30, 2011). Based on the amounts outstanding under the HII Credit Facility as of September 30, 2011, an increase of 1% in interest rates would increase the interest expense on our debt by approximately $6 million on an annual basis.

Foreign Currency — We currently have, and in the future may enter into, foreign currency forward contracts to manage foreign currency exchange rate risk related to payments to suppliers denominated in foreign currencies. At September 30, 2011, the amount of foreign currency forward contracts outstanding was not material.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

Our consolidated financial statements are prepared in accordance with GAAP, which require management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Management considers an accounting policy to be critical if it is important to our financial condition and results of operations, and if it requires significant judgment and estimates on the part of management in its application. The development and selection of these critical accounting policies have been determined by our management. Due to the significant judgment involved in selecting certain of the assumptions used in these areas, it is possible that different parties could choose different assumptions and reach different conclusions. We consider the policies relating to the following matters to be critical accounting policies:

•	Revenue recognition

•	Purchase accounting and goodwill

•	Litigation, commitments and contingencies

•	Retirement benefits

•	Workers’ compensation

Revenue Recognition

Overview — We derive the majority of our business from long-term contracts for the production of goods and services provided to the federal government, which are accounted for in conformity with GAAP, for construction-type and production-type contracts and federal government contractors. We classify contract revenues as product sales or service revenues depending on the predominant attributes of the relevant underlying contracts. We consider the nature of these contracts and the types of products and services provided when determining the proper accounting method for a particular contract.

Percentage-of-Completion Accounting — We generally recognize revenues from our long-term contracts under the cost-to-cost measure of the percentage-of-completion method of accounting. The percentage-of- completion method recognizes income as work on a contract progresses. For most contracts, sales are calculated based on the percentage of total costs incurred in relation to total estimated costs at completion of the contract. For certain contracts with large up-front purchases of material, sales are generally calculated based on the percentage that direct labor costs incurred bear to total estimated direct labor costs.

The use of the percentage-of-completion method depends on our ability to make reasonably dependable cost estimates for the design, manufacture, and delivery of our products and services. Such costs are typically incurred over a period of several years, and estimation of these costs requires the use of judgment. We record sales under cost-type contracts as costs are incurred.

Many contracts contain positive and negative profit incentives based upon performance relative to predetermined targets that may occur during or subsequent to delivery of the product. These incentives take the form of potential additional fees to be earned or penalties to be incurred. Incentives and award fees that can be reasonably assured and reasonably estimated are recorded over the performance period of the contract. Incentives and award fees that are not reasonably assured or cannot be reasonably estimated are recorded when awarded or at such time as a reasonable estimate can be made.

Changes in estimates of contract sales, costs and profits are recognized using the cumulative catch-up method of accounting. This method recognizes in the current period the cumulative effect of the changes on current and prior periods. Hence, the effect of the changes on future periods of contract performance is recognized as if the revised estimate had been the original estimate. A significant change in an estimate on one or more contracts could have a material effect on our consolidated financial position or results of operations for that period.

Cost Estimation — The cost estimation process requires significant judgment and is based upon the professional knowledge and experience of our engineers, program managers, and financial professionals. Factors that are considered in estimating the work to be completed and ultimate contract recovery include the availability, productivity and cost of labor, the nature and complexity of the work to be performed, the effect of change orders, the availability of materials, the effect of any delays in performance, the availability and timing of funding from the customer, and the recoverability of any claims included in the estimates to complete. A significant change in an estimate on one or more contracts could have a material effect on our consolidated financial position or results of operations, and where such changes occur, separate disclosure is made of the nature, underlying conditions and financial impact from the change. We update our contract cost estimates at least annually and more frequently as determined by events or circumstances. We review and assess our cost and revenue estimates for each significant contract on a quarterly basis.

We record a provision for the entire loss on a contract in the period the loss is determined when estimates of total costs to be incurred on the contract exceed estimates of total revenue to be earned. We offset loss provisions first against costs that are included in unbilled accounts receivable or inventoried assets, with any remaining amount reflected in other current liabilities.

Purchase Accounting and Goodwill

Overview — We allocate the purchase price of an acquired business to the underlying tangible and intangible assets acquired and liabilities assumed based upon their respective fair market values, with the excess recorded as goodwill. Such fair market value assessments require judgments and estimates that can be affected by contract performance and other factors over time, which may cause final amounts to differ materially from original estimates. For acquisitions completed through December 31, 2008, we recorded adjustments to fair value assessments to goodwill over the purchase price allocation period (typically not exceeding twelve months), and adjusted goodwill for the resolution of income tax uncertainties which extended beyond the purchase price allocation period.

In 2009, we implemented new GAAP accounting guidance related to business combinations that impacts how we record adjustments to fair values included in the purchase price allocation and the resolution of income tax uncertainties. For acquisitions completed after January 1, 2009, any adjustments to the fair value of purchased assets and subsequent resolution of uncertain tax positions are recognized in net earnings, rather than as adjustments to goodwill. We have had no acquisitions since the new business combination GAAP requirements became effective.

Tests for Impairment — We perform impairment tests for goodwill as of November 30 each year, or when evidence of potential impairment exists. We record a charge to operations when we determine that an impairment has occurred. In order to test for potential impairment, we use a discounted cash flow analysis, corroborated by comparative market multiples where appropriate.

The principal factors used in the discounted cash flow analysis requiring judgment are the projected results of operations, discount rate and terminal value assumptions. The discount rate represents the expected cost of new capital. The terminal value assumptions are applied to the final year of the discounted cash flow model.

September 30, 2011 Impairment Test — In light of the adverse equity market conditions that began in the second quarter of 2011 and the resultant decline in industry market multiples and our market capitalization, we performed an interim goodwill impairment analysis as of September 30, 2011. This analysis resulted in a $300 million preliminary non-cash goodwill impairment charge in the Ingalls segment in the third quarter of 2011, which represented our best estimate of the amount of the impairment loss. The goodwill at these businesses has no tax basis, and, accordingly, there is no tax benefit to be derived from recording the impairment charge. No goodwill impairment was recognized at the Newport News segment as its fair value was substantially in excess of its carrying value as of September 30, 2011.

We have not completed our goodwill impairment analysis due to the complexities involved in determining the implied fair value of the goodwill of each reporting unit. We expect to finalize the goodwill impairment analysis during the fourth quarter of 2011. There could be further adjustment to the goodwill impairment charge when the goodwill impairment test is completed. Any adjustment to the preliminary estimate as a result of completing this evaluation will be recorded and disclosed in our financial statements for the year ending December 31, 2011. See “Notes to the Condensed Consolidated Financial Statements (unaudited) — Note 6.”

November 30, 2010 and June 30, 2010 Impairment Tests — As a result of the announcement to wind down operations at the Avondale, Louisiana facility and the Ingalls segment’s recent operating losses, we performed an impairment test for each reportable segment’s goodwill. The results of our goodwill impairment tests as of November 30, 2010 and June 30, 2010 indicated that the estimated fair value of each of our reporting units was substantially in excess of its carrying value. See “Notes to Consolidated Financial Statements — Note 4.”

November 30, 2008 Impairment Test — We recorded a non-cash charge totaling $2,490 million in the fourth quarter of 2008 for the impairment of goodwill. The impairment was primarily driven by adverse equity market conditions that caused a decrease in market multiples and our former parent’s market capitalization as of November 30, 2008. The charge reduced goodwill recorded in connection with Northrop Grumman’s 2001 acquisition of Newport News Shipbuilding, Inc. and Litton Industries, Inc.

Litigation, Commitments and Contingencies

Overview — We are subject to a range of claims, lawsuits, environmental and income tax matters, and administrative proceedings that arise in the ordinary course of business. Estimating liabilities and costs associated with these matters requires judgment and assessment based upon professional knowledge and experience of management and our internal and external legal counsel. In accordance with our practices relating to accounting for contingencies, we record amounts as charges to earnings after taking into consideration the facts and circumstances of each matter, including any settlement offers, and determine that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The ultimate resolution of any such exposure to us may vary from earlier estimates as further facts and circumstances become known.

Environmental Accruals — We are subject to the environmental laws and regulations of the jurisdictions in which we conduct operations. We record a liability for the costs of expected environmental remediation obligations when we determine that it is probable we will incur such costs, and the amount of the liability can be reasonably estimated. When a range of costs is possible and no amount within that range is a better estimate than another, we record the minimum amount of the range.

Factors which could result in changes to the assessment of probability, range of estimated costs and environmental accruals include: modification of planned remedial actions, increase or decrease in the estimated time required to remediate, discovery of more extensive contamination than anticipated, results of efforts to involve other legally responsible parties, financial insolvency of other responsible parties, changes in laws and regulations or contractual obligations affecting remediation requirements and improvements in remediation technology. Although we cannot predict whether new information gained as projects progress will materially affect the estimated liability accrued, we do not anticipate that future remediation expenditures will have a material adverse effect on our financial position, results of operations or cash flows.

Asset Retirement Obligations — We record all known asset retirement obligations for which the liability’s fair value can be reasonably estimated, including certain asbestos removal, asset decommissioning and contractual lease restoration obligations. Recorded amounts as of September 30, 2011 and December 31, 2010 are $21 million and $20 million, respectively, and consist primarily of obligations associated with the wind down of operations at our Avondale facility. See “Notes to Consolidated Financial Statements — Note 4.” Amounts as of December 31, 2009 were not material.

We also have known conditional asset retirement obligations related to assets currently in use, such as certain asbestos remediation and asset decommissioning activities to be performed in the future, that are not reasonably estimable as of December 31, 2010, due to insufficient information about the timing and method of settlement of the obligation. Accordingly, the fair value of these obligations has not been recorded in the consolidated financial statements. Environmental remediation and/or asset decommissioning of these facilities may be required when we cease to utilize these facilities. In addition, there may be conditional environmental asset retirement obligations that we have not yet discovered (e.g., asbestos may exist in certain buildings which we have not become aware of through its normal business operations), and therefore, these obligations also have not been included in the consolidated financial statements.

Litigation Accruals — Litigation accruals are recorded as charges to earnings when management, after taking into consideration the facts and circumstances of each matter, including any settlement offers, has determined that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The ultimate resolution of any exposure to us may vary from earlier estimates as further facts and circumstances become known. Based upon the information available, we believe that the resolution of any of these various claims and legal proceedings would not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Uncertain Tax Positions — Uncertain tax positions meeting the more-likely-than-not recognition threshold are recognized in the financial statements. If a tax position does not meet the minimum statutory threshold to avoid payment of penalties, we recognize an expense for the amount of the penalty in the period the tax position is claimed in our tax return. We recognize interest accrued related to unrecognized tax benefits in income tax expense. Penalties, if probable and reasonably estimable, are recognized as a component of income tax expense. The timing and amount of accrued interest is determined by the applicable tax law associated with an underpayment of income taxes. See “Notes to Consolidated Financial Statements — Note 10.” Under existing GAAP, prior to January 1, 2009, changes in accruals associated with uncertainties arising from the resolution of pre-acquisition contingencies of acquired businesses were charged or credited to goodwill; effective January 1, 2009, such changes are now recorded to income tax expense. Adjustments to other tax accruals are generally recorded in earnings in the period they are determined.

Retirement Benefits

Overview — We annually evaluate assumptions used in determining projected benefit obligations and the fair values of plan assets for our pension plans and other post-retirement benefits plans in consultation with our outside actuaries. In the event that we determine that plan amendments or changes in the assumptions are warranted, future pension and post-retirement benefit expenses could increase or decrease.

Assumptions — The principal assumptions that have a significant effect on our consolidated financial position and results of operations are the discount rate, the expected long-term rate of return on plan assets, the health care cost trend rate and the estimated fair market value of plan assets. For certain plan assets where the fair market value is not readily determinable, such as real estate, private equity, and hedge funds, estimates of fair value are determined using the best information available.

Discount Rate — The discount rate represents the interest rate that is used to determine the present value of future cash flows currently expected to be required to settle the pension and post-retirement benefit obligations. The discount rate is generally based on the yield of high-quality corporate fixed-income investments. At the end of each year, the discount rate is primarily determined using the results of bond yield curve models based on a portfolio of high quality bonds matching the notional cash inflows with the expected benefit payments for each significant benefit plan. Taking into consideration the factors noted above, our weighted-average pension composite discount rate was 5.84% at December 31, 2010 and 6.04% at December 31, 2009. Holding all other assumptions constant, and since net actuarial gains and losses were in excess of the 10% accounting corridor in 2010, an increase or decrease of 25 basis points in the discount rate assumption for 2010 would have decreased or increased pension and post-retirement benefit expense for 2010 by approximately $13 million, of which $2 million relates to post-retirement benefits, and decreased or increased the amount of the benefit obligation recorded at December 31, 2010, by approximately $140 million, of which $20 million relates to post-retirement benefits. The effects of hypothetical changes in the discount rate for a single year may not be representative and may be asymmetrical or nonlinear for future years because of the application of the accounting corridor. The accounting corridor is a defined range within which amortization of net gains and losses is not required. Due to adverse capital market conditions in 2008 our pension plan assets experienced a negative return of approximately 16% in 2008. As a result, substantially all of our plans experienced net actuarial losses outside the 10% accounting corridor at the end of 2008, thus requiring accumulated gains and losses to be amortized to expense. As a result of this condition, sensitivity of net periodic pension costs to changes in the discount rate was much higher in 2009 and 2010 than was the case in 2008 and prior. This condition is expected to continue into the near future.

Expected Long-Term Rate of Return — The expected long-term rate of return on plan assets represents the average rate of earnings expected on the funds invested in a specified target asset allocation to provide for anticipated future benefit payment obligations. For 2010 and 2009, we assumed an expected long-term rate of return on plan assets of 8.5%. An increase or decrease of 25 basis points in the expected long-term rate of return assumption for 2010, holding all other assumptions constant, would increase or decrease our pension and post-retirement benefit expense for 2010 by approximately $8 million.

Health Care Cost Trend Rates — The health care cost trend rates represent the annual rates of change in the cost of health care benefits based on external estimates of health care inflation, changes in health care utilization or delivery patterns, technological advances, and changes in the health status of the plan participants. Using a combination of market expectations and economic projections including the effect of health care reform, we selected an expected initial health care cost trend rate of 8.0% and an ultimate health care cost trend rate of 5.0% reached in 2017. In 2009, we assumed an expected initial health care cost trend rate of 7.0% for 2010 and an ultimate health care cost trend rate of 5.0% reached in 2014. Although our actual cost experience is much lower at this time, market conditions and the potential effects of health care reform are expected to increase medical cost trends in the next one to three years thus our past experience may not reflect future conditions.

Differences in the initial through the ultimate health care cost trend rates within the range indicated below would have had the following impact on 2010 post-retirement benefit results:

$ in millions	1-Percentage Point Increase	1-Percentage Point Decrease
Increase (Decrease) From Change in Health Care Cost Trend Rates To:
Post-retirement benefit expense	$2	$(2)
Post-retirement benefit liability	18	(18)

Workers’ Compensation

Our operations are subject to federal and state workers’ compensation laws. We maintain self-insured workers’ compensation plans, in addition to participating in federal administered second injury workers’ compensation funds. We estimate the required liability for such claims and state funding requirements on a discounted basis utilizing actuarial methods based on various assumptions, which include, but are not limited to, our historical loss experience and projected loss development factors as compiled in an annual actuarial study. Related self-insurance accruals include amounts related to the liability for reported claims and an estimated accrual for claims incurred but not reported. Our workers’ compensation liability is discounted at 3.31% and 3.47% at December 31, 2010 and 2009, respectively, based on future payment streams and a risk-free rate. Workers’ compensation benefit obligation on an undiscounted basis is $726 million and $686 million as of December 31, 2010 and 2009, respectively.

Accounting Standards Updates

In September 2011, the Financial Accounting Standards Board (“FASB”) revised the existing guidance on goodwill impairment testing. The updated standard reduces complexity and costs by allowing the company the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If so, a company must perform a more detailed two-step, goodwill impairment test, which is used to identify potential goodwill impairment and to measure the amount of goodwill loss to be recognized, if any. The standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 31, 2011; however, early adoption is permitted. We are currently evaluating the impact of the accounting standard update on our consolidated financial statements but we do not expect it to have a material effect.

BUSINESS

Our Company

For more than a century, we have been designing, building, overhauling and repairing ships primarily for the U.S. Navy and the U.S. Coast Guard. We are the nation’s sole industrial designer, builder and refueler of nuclear-powered aircraft carriers, the sole supplier and builder of amphibious assault and expeditionary warfare ships to the U.S. Navy, the sole builder of National Security Cutters for the U.S. Coast Guard, one of only two companies currently designing and building nuclear-powered submarines for the U.S. Navy and one of only two companies that builds the U.S. Navy’s current fleet of DDG-51 Arleigh Burke-class destroyers. We build more ships, in more ship types and classes, than any other U.S. naval shipbuilder. We are also a full-service systems provider for the design, engineering, construction and life cycle support of major programs for surface ships and a provider of fleet support and maintenance services for the U.S. Navy. With our product capabilities, heavy industrial facilities and a workforce of approximately 38,000 employees, we believe we are poised to continue to support the long-term objectives of the U.S. Navy to adapt and respond to a complex, uncertain and rapidly changing national security environment.

Our primary areas of business include the design, construction, repair and maintenance of nuclear-powered ships, such as aircraft carriers and submarines, and non-nuclear ships, such as surface combatants, expeditionary warfare/amphibious assault and coastal defense surface ships, as well as the overhaul and refueling of nuclear-powered ships.

The credit quality of our primary customer (the U.S. Government), the long life cycle of our products, our significant contracted backlog, our manufacturing capabilities at our heavy industrial facilities and the alignment of our products to the 2012 Shipbuilding Plan, assist us in forecasting our near- and long-term business plans that we believe provide us with a measure of financial stability and predictability.

Our three major shipyards are currently located in Newport News, Virginia, Pascagoula, Mississippi and Avondale, Louisiana.

We operate our shipbuilding business through our Huntington Ingalls Incorporated subsidiary, which is managed in two divisions (segments): Newport News, which includes all of our nuclear ship design, construction, overhaul and refueling businesses; and Ingalls, which includes our non-nuclear ship design, construction, repair and maintenance businesses.

Newport News

Through our Newport News shipyard, we are the sole supplier of nuclear-powered aircraft carriers to the U.S. Navy. We delivered the last of the ten-ship CVN-68 Nimitz-class, CVN-77 USS George H.W. Bush, on May 11, 2009. In 2008, we were awarded a $5.1 billion contract for the detail design and construction of the first ship of the CVN-78 Gerald R. Ford-class, the next generation of nuclear-powered aircraft carriers, which is scheduled for delivery in 2015. In 2009 and 2010, we received awards under a construction preparation contract totaling $989 million for the second CVN-78 Gerald R. Ford-class aircraft carrier, CVN-79 John F. Kennedy. This four-year contract includes design efforts, planning, procurement of long-lead-time materials and limited fabrication as well as continued research and development efforts with key suppliers. The 2012 Shipbuilding Plan includes the award of a new aircraft carrier construction contract every five years.

Through a teaming agreement with Electric Boat that provides for approximate equality of work allocated between the parties, we provide SSN-774 Virginia-class nuclear fast attack submarines. Under the teaming agreement, Electric Boat is the prime contractor to whom construction contracts have been awarded in blocks, and we are principal subcontractor. Block I was awarded in 1998 and consisted of four submarines, Block II was awarded in 2003 and consisted of six submarines, and Block III was awarded in 2008 and consisted of eight submarines. We and Electric Boat have delivered the first eight submarines of the class (all four submarines from Block I and four submarines from Block II), have another six submarines under construction (the remaining two submarines of Block II and the first four submarines of Block III) and have been contracted to deliver an additional four submarines (the remaining four submarines of Block III). Based on expected build rates, the last Block III SSN-774 Virginia-class submarine is scheduled for delivery in 2018. We are also investing in our facilities to support the increase in production rate from one to two SSN-774 Virginia-class submarines per year beginning in 2011. The team has a current backlog of 10 SSN-774 Virginia-class submarines, but there can be no assurance that the SSN-774 Virginia-class submarine program will continue to be funded or proceed on schedule. Additionally, we have begun working with Electric Boat on the initial design phase for the SSBN(X) Ohio-class Submarine Replacement Program. We also have a submarine engineering department that provides planning yard services to the U.S. Navy for its other two classes of nuclear-powered submarines, the Los Angeles-class and the Seawolf-class.

We are the exclusive provider of RCOH services for nuclear-powered aircraft carriers and a provider of fleet maintenance services to the U.S. Navy. In 2009, we were awarded a contract for up to $2.4 billion for the RCOH of CVN-71 USS Theodore Roosevelt, which is scheduled for redelivery to the U.S. Navy in 2013. In 2010, we were also awarded a three-year $678 million planning contract (an initial award of $79 million with two one-year options) for the RCOH of CVN-72 USS Abraham Lincoln. In 2011, the first option was exercised for $207 million. RCOH execution contracts are awarded approximately every four years. Additionally, we are currently building a facility at our Newport News shipyard for the inactivation of nuclear-powered aircraft carriers, the contract for the first of which, CVN-65 USS Enterprise, is expected to be awarded in 2013.

We leverage our nuclear capabilities in non-shipbuilding programs as well. For example, we are working with our joint venture partner, AREVA NP, to prepare for the manufacture of heavy components to support civilian nuclear power plant construction work. We are also working with several other joint venture partners for the DoE on environmental management and operations projects at the Savannah River Site near Aiken, South Carolina, and potentially at other DoE locations. We believe these programs allow us to utilize our nuclear expertise to take advantage of opportunities to provide niche services in our areas of core competencies.

The table below sets forth the primary product lines in our Newport News segment:

Newport News Programs

Program Name	Program Description	Contract Overview	Funding Overview
Carrier New Construction CVN-78 Gerald R. Ford-class	• New aircraft carrier for the 21st century • Increased warfighting capabilities • New propulsion plant • Reduced ship manning • Focused on operating cost reduction • Designed for modular construction	• Cost plus incentive fee • Exclusive provider • Incentivized capital investment under the planning contract • 8-year design, 7.5-year construction	• New construction contract expected to be awarded approximately every 5 years

Carrier RCOH	• Complex overhaul of the ship’s machinery and equipment • Refueling of both of the ship’s reactors • Significant renovation and modernization work	• Cost plus incentive fee • Exclusive provider • 3-year advanced planning • Approximately 3.5-year overhaul execution	• RCOH Execution contracts expected to be awarded approximately every 4 years

Submarine New Construction SSN-774 Virginia-class and Fleet Support

•    Post-Cold War design focused on maneuverability, stealth, warfighting capability and affordability

•    Designed for modular construction

•    Constructed under a teaming agreement with Electric Boat

•    Planning yard services for Los Angeles-class and Seawolf-class

• Fixed price incentive • Exclusive provider through joint production arrangement • Incentivized capital investment • Multi-ship buys • 5-year construction

•    Rate increasing from 1 to 2 annually in 2011

•    8 delivered, 10 additional in program backlog

•    Block IV expected to include 9 submarines with anticipated award in 2014

•    Fixed price incentive

•    Exclusive provider through joint production arrangement

•    Incentivized capital investment

•    Multi-ship buys

•    5-year construction

The table below sets forth the potential future programs in our Newport News segment:

Program Name	Program Description
Aircraft Carrier Inactivation

•    CVN-65 inactivation expected to begin in 2013

•    End-of-life nuclear reactor defueling

•    Inactivation of ship systems, equipment and machinery

•    4-year execution

•    Contracts for Nimitz-class carriers expected to be awarded approximately every 4 years beginning in 2023

Ohio-class Replacement Program	• Anticipated to begin in 2019 • The 2012 Shipbuilding Plan includes 12 SSBN(X) submarines • Currently acting as subcontractor in design of SSBN(X)

Energy	• AREVA Newport News: Manufacturing heavy reactor components • DoE: Site management and operations • Newport News Industrial

Ingalls

Our Ingalls shipyards design and construct surface combatant and amphibious assault/expeditionary warfare ships for the U.S. Navy and coastal defense surface ships for the U.S. Coast Guard. We are the sole supplier and builder of amphibious assault/expeditionary warfare ships (LHA and LPD) to the U.S. Navy. We are currently constructing five LPD-17 San Antonio-class amphibious transport dock ships: LPD-22 San Diego (scheduled for delivery in 2011), LPD-24 Arlington (scheduled for delivery in 2012) and LPD-26 John P. Murtha (scheduled for delivery in 2016) in our Pascagoula, Mississippi shipyard, and LPD-23 Anchorage (scheduled for delivery in 2012) and LPD-25 Somerset (scheduled for delivery in 2013) in our Avondale shipyard. Long-lead procurement is currently underway for LPD-27. As we complete work on LPD-23 Anchorage and LPD-25 Somerset, we intend to wind down our construction activities at Avondale, our Louisiana shipyard, and consolidate all Ingalls construction into our Mississippi facilities. We believe that consolidation in Pascagoula would allow us to realize the benefits of serial production, reduce program costs on existing contracts and make future vessels more affordable, thereby reducing overhead rates and realizing cost savings for the U.S. Navy and the U.S. Coast Guard. We are also exploring the potential for alternative uses of the Avondale facility, including alternative opportunities for the workforce there. We expect that process to take some time.

In 2009, construction of the LHD-1 Wasp-class amphibious assault ships was concluded with the delivery of LHD-8 USS Makin Island, and the first ship of the follow-on class of large-deck amphibious assault ships, LHA-6 America, is currently under construction and we expect to deliver it in 2013. Long-lead procurement is currently underway for LHA-7.

We are one of only two companies that build the U.S. Navy’s current fleet of DDG-51 Arleigh Burke-class destroyers, a program for which the U.S. Navy recently decided to restart production. We delivered DDG-107 USS Gravely to the U.S. Navy in July 2010 and DDG-110 William P. Lawrence in February 2011. We are currently preparing for the construction of DDG-113 (unnamed) (scheduled for delivery in 2016), and were recently awarded the construction contract for DDG-114 (unnamed) (scheduled for delivery in 2017).

We are constructing the composite superstructure of DDG-1000 Zumwalt and DDG-1001 Michael Monsoor and have been awarded a long lead time material contract for DDG-1002 (unnamed).

For the U.S. Coast Guard, we are currently constructing NSC-4 Hamilton (scheduled for delivery in 2014) for the National Security Cutter program, providing advanced and operationally efficient deepwater capabilities for the U.S. Coast Guard. The construction contract for NSC-5 was awarded to Ingalls in September 2011. The contracts for construction of NSC-4 and NSC-5 were awarded directly to Ingalls.

Additionally, we provide fleet maintenance and modernization services to the U.S. Navy and U.S. Coast Guard fleets. On any given day, over 600 employees of our wholly owned subsidiary AMSEC are on board U.S. Navy ships, assessing equipment conditions, modernizing systems and training sailors. Through our wholly owned subsidiary, CMSD, a Master Ship Repair Contractor, we provide ship repair, regular overhaul and selected restricted availability services (pierside or in customer’s drydocks) for the U.S. Navy. We also perform emergent repair for the U.S. Navy on all classes of ships.

In 2009, our Ingalls shipyards began implementation of a new management approach, the Ingalls Operating System, focused on better organizing and managing the construction of the ships we build. Through the Ingalls Operating System, we believe program managers will be better able to confirm that a ship is adhering to our newly developed standardized performance metrics, and to assure that we are providing high quality products in a safe, timely and cost-effective manner.

The table below sets forth the primary product lines in our Ingalls segment:

Ingalls Programs

Program Name	Program Description	Contract Overview	Funding Overview
DDG-51 Arleigh Burke-class Destroyer	• Most advanced surface combatant in the fleet • 62-Ship Program/ 28 awarded to us	• Fixed price incentive • 4-year construction	• 32 additional DDG-51s/Large Surface Combatants expected for procurement by 2031 • DDG-113 and DDG-114 under contract

LPD-17 San Antonio-class Amphibious Transport Dock Ship	• Transport and land 700 to 800 Marines, their equipment and supplies • Supports amphibious assault, special operations	• Fixed price incentive • 4.5-year construction	• 5 delivered (LPD 17 — 21), 5 under construction (LPD 22 — 26) • Long-lead time and material contract awarded for LPD-27

LHA-6 America-class Next Generation Amphibious Ship for Joint Operations	• Navy’s largest warfare ship for joint operations • Gas turbines • All electric auxiliaries	• Fixed price incentive • 5-year construction	• LHA-6 under construction • Long-lead time and material contract awarded for LHA-7

National Security Cutter (Legend Class)	• Largest/most capable of the U.S. Coast Guard’s new multi-mission cutters • Twin-screw propulsion • Two hangars/large flight deck	• Cost plus incentive fee (NSC-1, 2 and 3); fixed price incentive (NSC-4 - 5) • 3-year construction	• Plan for a total of 8 ships • 3 delivered (NSC-1, 2 and 3), NSC-4 under construction; NSC-5 under contract

The table below sets forth a potential future program in our Ingalls segment:

Ingalls Potential Future Program

Program Name	Program Description
LSD(X) Amphibious Dock Landing Ship	• Expected to begin in 2017 • 2012 Shipbuilding Plan calls for 12 LSD(X) ships (one every other year) • 4-year construction

History

Prior to its purchase by Northrop Grumman in 2001, the Newport News shipyard was the largest independent shipyard in the United States. Newport News was built in 1886 to repair ships servicing coal and train facilities in Hampton Roads, Virginia. By 1897, Newport News had built its first three boats for the U.S. Navy. In 1968 Newport News merged with the Tenneco Corporation, and in 1996 was spun-off to form its own corporation, Newport News Shipbuilding Inc.

Our Ingalls operations are centered around our Pascagoula, Mississippi and Avondale, Louisiana shipyards. The Pascagoula shipyard was founded in 1938 as the Ingalls Shipbuilding Corporation (“Ingalls Shipbuilding”). Ingalls Shipbuilding originally began building commercial ships, but in the 1950s shifted its focus to building ships for the U.S. Navy. In 1961, Ingalls Shipbuilding was purchased by Litton, an electronics company building navigation, communications and electronic warfare equipment. In 1999, Litton also acquired Avondale Industries. Organized in 1938, Avondale Industries first began building ocean-faring ships in the 1950s. From 1959 to 1985, Avondale Industries operated as a subsidiary of Ogden Corporation. In 2001, Northrop Grumman acquired Litton. Ingalls Shipbuilding and Avondale Industries became part of Northrop Grumman Ship Systems, Inc. (“NGSS”).

In January 2008, NGSS was realigned with Newport News into a single operating segment called Northrop Grumman Shipbuilding.

Huntington Ingalls Industries, Inc. was incorporated in Delaware on August 4, 2010. Our corporate headquarters are located in Newport News, Virginia.

Defense Industry Overview

The United States faces a complex, uncertain and rapidly changing national security environment. The defense of the United States and its allies requires the ability to respond to constantly evolving threats, terrorist acts, regional conflicts and cyber attacks, responses to which are increasingly dependent on early threat identification. National responses to such threats can require unilateral or cooperative initiatives ranging from dissuasion, deterrence, active defense, security and stability operations, or peacekeeping. We believe that the U.S. Government will continue to place a high priority on the protection of its engaged forces and citizenry and on minimizing collateral damage when force must be applied in pursuit of national objectives.

The United States’ engagement in combating terrorism around the world, coupled with the need to modernize U.S. military forces, has driven DoD funding levels since 2001. In February 2010, the DoD released its QDR, a legislatively mandated review of military strategy and priorities that shapes defense funding over the ensuing four years. The QDR emphasized four key strategic priorities: prevailing in today’s wars, preventing and deterring conflict, preparing to defeat adversaries in a wide range of contingencies, and preserving and enhancing the All-Volunteer Force. These priorities combined with supporting key joint mission requirements helped shape the U.S. Navy’s 2012 Shipbuilding Plan.

Even with withdrawal from Iraq, we expect that the nation’s engagement in a multi-front, multi-decade struggle will require an affordable balance between investments in current missions and investments in new capabilities to meet future challenges. The DoD faces the additional challenge of recapitalizing equipment and rebuilding readiness at a time when the DoD is pursuing modernization of its capabilities while facing potential major budget cuts as early as 2013. Through 2015, the base defense budget is expected to decline unless Congress and the President can reach agreement on an alternative spending plan.

In February 2010 and through 2011, the U.S. Navy released its 2012 Shipbuilding Plan, in which the U.S. Navy used the goals and strategies set forth in the QDR to identify the naval capabilities projected to meet the defense challenges faced by the nation in the next three decades. The 2012 Shipbuilding Plan uses, as a baseline, a 328-ship force, up from the former 313-ship force that was first proposed by the U.S. Navy to Congress in 2006 to design a battle inventory to provide global reach; persistent presence; and strategic, operational and tactical effects expected of naval forces within reasonable levels of funding. Major elements of the 2012 Shipbuilding Plan include:

•	Shifting the procurement of nuclear-powered aircraft carriers to five-year procurement centers, which will result in a steady-state aircraft carrier force of 11 CVNs throughout the 30 years;

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Truncating the DDG-1000 Zumwalt-class destroyer program, increasing the number of DDG-51 Arleigh Burke-class destroyers in the fleet from 88 to 94 and continuing the Advanced Missile Defense Radar (“AMDR”) development efforts;

•	Shifting to two sea frames for the Littoral Combat Ship (“LCS”) and splitting production of each sea frame between two shipyards in an effort to reduce the ship’s overall cost;

•	Maintaining an adaptable amphibious landing force of approximately 33 ships;

•	Transitioning to a Combat Logistics force composed of just two types of ships and reducing the size of the Joint High Speed Vessel Fleet;

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Defining U.S. Navy requirements for 48 fast attack submarines and four guided missile submarines to sustain strike capacity and a robust capability to covertly deploy special operations force personnel. Procurement of Virginia-class submarines will increase to two boats per year starting in 2011 and slow to one boat per year once full rate production of the SSBN(X) Ohio-class Submarine Replacement Program begins; and

•	Projecting procurement of 275 ships over the 2012 – 2041 period (205 combat ships and 70 logistics and support ships).

The QDR has directed certain specific enhancements to U.S. forces and capabilities and a number of these enhancements present NGSB with substantial new competitive opportunities including:

•	Exploitation of advantages in subsurface operations;

•	U.S. Air Force and U.S. Navy joint development of air-sea battle concepts to integrate air and naval force capabilities across all operational domains;

•	Increased ballistic missile defense capabilities;

•	Expanded future long-range strike capabilities;

•	Expanded capacity of Virginia-class fast attack nuclear submarines for long-range strike; and

•	U.S. Navy and U.S. Air Force new joint cruise missile alternatives.

The shipbuilding defense industry, as characterized by its competitors, customers, suppliers, potential entrants and substitutes, is unique in many ways. It is highly capital- and skilled labor-intensive. The U.S. Navy, a large single customer with many needs and requirements, dominates the industry’s customer base and is served by a supplier base where competition is giving way to exclusive providers. However, there are smaller shipyards entering the market to build the U.S. Navy’s new LCS. The U.S. Navy must compete with other national priorities, including other defense activities and entitlement programs, for a share of federal budget dollars.

The DoD recently announced various initiatives designed to gain efficiencies, refocus priorities and enhance business practices used by the DoD, including those used to procure goods and services from defense contractors. The most recent initiatives are organized in five major areas: Affordability and Cost Growth; Productivity and

Innovation; Competition; Services Acquisition; and Processes and Bureaucracy. These initiatives are still fairly new and the specific impacts on our industry will be understood better as the DoD implements them further. See “Risk Factors — Risks Related to Our Business — The Department of Defense has announced plans for significant changes to its business practices that could have a material effect on its overall procurement process and adversely impact our current programs and potential new awards.”

Our Business

We design and construct nuclear and non-nuclear ships for the U.S. Navy and U.S. Coast Guard, including nuclear-powered aircraft carriers and submarines, and non-nuclear surface combatants, amphibious assault ships and National Security Cutters. Additionally, through our shipyards and through our AMSEC and CMSD operations, we provide fleet maintenance and support services for the U.S. Navy’s ships. Our Newport News shipyard is also the exclusive supplier for the overhaul and refueling of nuclear-powered ships for the U.S. Navy.

Newport News

The capabilities of our Newport News operations extend from our core nuclear business of designing and constructing nuclear-powered ships, such as aircraft carriers and submarines and the refueling and overhaul of such ships, to our secondary businesses, which are focused on the construction of heavy manufacturing equipment for commercial nuclear power facilities and the operations, management and cleanup of environmental hazard sites through the DoE’s cleanup programs. Our Newport News shipyard is one of the largest shipyards in the United States. Our facilities are located on approximately 550 acres on the mouth of the James River, which adjoins the Chesapeake Bay. The shipyard has two miles of waterfront property and heavy industrial facilities that include seven graving docks, a floating dry dock, two outfitting berths, five outfitting piers, a module outfitting facility and various other workshops. Our Newport News shipyard also has a 2,170 foot drydock and a 1,050-ton gantry crane capable of servicing two aircraft carriers at one time.

Design, Construction and Refueling and Complex Overhaul of Aircraft Carriers

Engineering, design and construction of U.S. Navy nuclear aircraft carriers are core to our operations. Aircraft carriers are the largest ships in the U.S. Navy’s fleet, with a weight (displacement) of about 90,000 tons. Since 1933, Newport News has delivered 30 aircraft carriers to the U.S. Navy, including all 11 ships currently deployed.

The U.S. Navy’s newest carrier and the last of the CVN-68 Nimitz-class, CVN-77 USS George H.W. Bush, was delivered on May 11, 2009. Design work on the next generation carrier, the CVN-78 Gerald R. Ford-class, has been underway for over nine years. The CVN-78 Gerald R. Ford-class incorporates transformational technologies including an enhanced flight deck with increased sortie rates, improved weapons movement, a redesigned island, a new nuclear propulsion plant design, flexibility to incorporate future technologies and reduced manning. In 2008, we were awarded a $5.1 billion contract for detail design and construction of the first ship of the class, CVN-78 Gerald R. Ford, which is scheduled for delivery in 2015. In 2009 and 2010, we received awards under a construction preparation contract totaling $989 million for the second CVN-78 Gerald R. Ford-class aircraft carrier, CVN-79 John F. Kennedy. This four-year contract includes design efforts, planning, procurement of long-lead-time materials, and limited fabrication as well as continued research and development efforts with key suppliers.

We continue to be the exclusive prime contractor for nuclear carrier RCOHs. Each RCOH takes over three years and accounts for approximately 35% of all maintenance and modernization in the service life of an aircraft carrier. RCOH services include propulsion (refueling of reactors, propulsion plant modernization, propulsion plant repairs), restoration of service life (dry docking, tank and void maintenance; hull shafting, propellers, rudders; piping repairs, replacement and upgrades; electrical systems upgrades; aviation capabilities) and modernization (warfare, interoperability and environmental compliance). We provide ongoing maintenance for the U.S. Navy aircraft carrier fleet through both RCOH and repair work. The CVN-71 USS Theodore Roosevelt is expected to be redelivered to the U.S. Navy following its RCOH in early 2013.

In 2010, we were awarded a $678 million planning contract (an initial award of $79 million with two one-year options) for the RCOH of CVN-72 USS Abraham Lincoln. In 2011, the first option was exercised for $207 million. We believe that our position as the exclusive designer and builder of nuclear-powered aircraft carriers, as well as the fact that this work requires a highly trained workforce, is capital-intensive and has high barriers to entry due to its nuclear requirements, strongly positions us as the frontrunner for the award of future RCOH contracts on the current and future fleet of U.S. Navy carriers.

Aircraft Carrier Inactivation

We anticipate that in 2013 the U.S. Navy will contract with us, through our Newport News shipyard, to inactivate CVN-65 USS Enterprise, the world’s first nuclear-powered aircraft carrier, which was built by us and commissioned in 1961. We are currently building the facility to perform this work at our Newport News shipyard. Additionally, as other aircraft carriers in the naval fleet age, we believe that the U.S. Navy will require inactivation of those ships, and we plan to be positioned as the best choice for the U.S. Navy to grant that work. Aircraft carriers generally have a lifespan of approximately 50 years, and we believe the 11 carriers we have delivered and those we deliver going forward present a significant opportunity for us in the future with respect to both RCOH and inactivation. We expect funding for an aircraft carrier inactivation to be approximately $650 million.

Design and Construction of Nuclear-Powered Submarines

We are one of only two U.S. companies capable of designing and building nuclear-powered submarines for the U.S. Navy. Since 1960, Newport News has delivered 57 submarines, including 43 fast attack and 14 ballistic submarines, to the U.S. Navy. Of the 54 nuclear-powered fast attack submarines currently in active service, 26 have been delivered by Newport News. Our nuclear submarine program, located at our Newport News shipyard, includes construction, engineering, design, research and integrated planning. In February 1997, Northrop Grumman and Electric Boat executed a teaming agreement to cooperatively build SSN-774 Virginia-class fast attack nuclear submarines. Under the present arrangement, we build the stern, habitability and machinery spaces, torpedo room, sail and bow, while Electric Boat builds the engine room and control room. Work on the reactor plant and the final assembly, test, outfit and delivery is alternated between us and Electric Boat with Electric Boat performing this work on the odd numbered deliveries and Newport News on the even numbered deliveries. The initial four submarines in the class were delivered in 2004, 2006 and 2008. With Electric Boat as the prime contractor and us as a principal subcontractor, the team was awarded a construction contract in August 2003 for the second block of six SSN-774 Virginia-class submarines, the first four of which were delivered in 2008, 2009, 2010 and 2011. Construction on the remaining two submarines of the second block is underway, with the last scheduled to be delivered in 2014. In December 2008, the team was awarded a construction contract for the third block of eight SSN-774 Virginia-class submarines. The multi-year contract allows us and our teammate to proceed with the construction of one submarine per year in 2010, increasing to two submarines per year from 2011 to 2013. The eighth submarine to be procured under this contract is scheduled for delivery in 2019.

SSBN(X) Ohio-Class Replacement Program

The 2012 Shipbuilding Plan discusses the U.S. Navy’s intention to focus on the design and construction of replacement boats for the current aging Ohio-class ballistic and cruise missile submarines. The U.S. Navy has committed to designing a replacement class for the aging Ohio-class nuclear ballistic submarines, which were first introduced into service in 1981. The SSBN(X) Ohio-class Submarine Replacement Program represents a new program opportunity for us. Electric Boat is expected to lead the program. Although the contract is not yet negotiated, we expect to share in the design effort and our experience and well-qualified workforce position us for a potential role in the construction effort. The Ohio-class includes 14 ballistic missile submarines (SSBN) and four cruise missile submarines (SSGN). The Ohio-class Submarine Replacement Program currently calls for 12 new ballistic missile submarines over a 15-year period for approximately $4 to $7 billion each. The first Ohio-class ballistic submarine is expected to be retired in 2029, meaning that the first replacement platform should be in commission by that time. The U.S. Navy has initiated the design process for this class of submarine, and we have begun design work as a subcontractor to Electric Boat. We cannot guarantee that we will continue to work on the SSBN(X) design with Electric Boat, and we can give no assurance regarding the final design concept chosen by the U.S. Navy or the amount of funding made available by Congress for the SSBN(X) Ohio-class Submarine Replacement Program. At this time, construction is expected to begin in 2019 with the procurement of long-lead time materials in 2015. The current fiscal environment and uncertainty in defense budgets may delay the start of construction, or result in a reduction in the number of ships being procured, but we believe that this program may represent a significant opportunity for us in the future.

Energy

Our DoE and Commercial Nuclear Programs leverage our core competencies in nuclear operations, program management and heavy manufacturing. We selectively partner with experienced industry leaders, and we are a significant participant in one active joint venture. Additionally, through our subsidiary, Newport News Industrial Corporation (“NNI”), we are able to provide a range of services to the energy and petrochemical industries as well as government customers.

AREVA Newport News, LLC

In October 2008, we announced the formation of a joint venture, AREVA Newport News, LLC, with AREVA NP to build a new manufacturing facility in Newport News, Virginia to help supply heavy components to the civilian nuclear electrical power sector. AREVA Newport News plans to construct a production facility for the manufacture of heavy commercial nuclear power plant components. We are minority owners of the limited liability company that we formed pursuant to this joint venture.

DoE Programs

Savannah River

In January 2008, Savannah River Nuclear Solutions, LLC, our joint venture with Fluor Corporation and Honeywell International Inc., was awarded a five-year $4 billion contract for site management and operations of the DoE’s Savannah River Site located 12 miles south of Aiken, South Carolina. Work at the site includes management of a national laboratory and the cleanup of nuclear waste, both newly generated and backlogged and legacy wastes that exist at various facilities throughout the Savannah River Site. As part of the American Recovery and Reinvestment Act of 2009, Savannah River Nuclear Solutions was awarded a stimulus contract for $1.4 billion to deactivate and remediate several reactors and sites at the Savannah River Site. We have a 34% ownership stake in Savannah River Nuclear Solutions, LLC.

Newport News Industrial

NNI was incorporated in 1965 and provides a range of support services to operating commercial nuclear power plants. In the 45 years since it was founded, NNI has expanded its capabilities, continuing to provide support for nuclear energy work, as well as for fossil power plants and other industrial facilities. NNI focuses on fabrication services, construction services, equipment services, technical services and product sales to its customers, which include both private industry as well as government entities such as NASA, the DoE and the DoD.

VASCIC

Established in 1998 with state funding, VASCIC, the Virginia Advanced Shipbuilding and Carrier Integration Center, located in Newport News, Virginia, is the only facility in the world devoted to furthering research for nuclear-powered aircraft carriers and submarines. VASCIC is a facility where we conduct on-site warfare systems testing, training and laboratory research for the next generation of aircraft carriers, submarines and other ships. The center houses a team of systems experts who work together to develop and test advanced technology systems for aircraft carriers and other U.S. Navy ships, with a goal of reducing cost and increasing capability. VASCIC benefits the U.S. Navy and we believe represents a competitive advantage for us by developing future naval capabilities, reducing total ownership cost and facilitating technology transfer.

Ingalls

Through our Ingalls operations, we design and construct non-nuclear ships for the U.S. Navy and U.S. Coast Guard, including amphibious assault ships, surface combatants and National Security Cutters. We are the sole supplier of amphibious assault ships to the U.S. Navy and have built 28 of the 62-ship DDG-51 Arleigh Burke-class of Aegis guided missile destroyers in active service. We are also the sole supplier of the large multi-mission National Security Cutters for the U.S. Coast Guard. Our Ingalls shipbuilding sites are located in Mississippi (Pascagoula and Gulfport) and Louisiana (Waggaman and Avondale). We intend to wind down our construction activities at Avondale, our Louisiana shipyard, in 2013 and consolidate all Ingalls construction into our Mississippi facilities. During 2011, we closed and terminated the lease on the components facility in Tallulah, Louisiana. We are also exploring the potential for alternative uses of the Avondale facility, including alternative opportunities for the workforce there. We expect that process to take some time. Our various Ingalls facilities offer a collection of manufacturing capabilities with advantages, such as a 660-ton gantry crane, a shipbuilding facility focused on composite research and engineering and a Land Based Test Facility.

When our current management team assumed responsibility for NGSB in 2008, they identified key operational issues impacting Ingalls. By applying best practices and lessons learned from lead ship construction experience, they implemented the Ingalls Operating System to improve performance at Ingalls. We believe this new system will result in significant improvement in Ingalls’s operational performance.

The Ingalls Operating System organizes the construction of ships into 12-week phases with a discrete statement of work and cost and schedule goals. Through the Ingalls Operating System, program managers are able to ensure that a ship is adhering to our newly developed standardized performance metrics and that we are providing the highest possible quality products on a timely and cost-effective basis. The key features of the operating system are:

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Ship class plans. These plans apply to an entire class of ships and enforce conformity within the class. Construction is scheduled at the lowest level of work and in the most efficient work sequence by craft, thereby ensuring consistent ship construction and maximum “learning” (i.e., cost reduction) from ship to ship.

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Phase commitment and “hot wash.” This is a process whereby cost, schedule and work completion goals for each 12-week phase are established prior to commencing work. These commitments are the baseline for performance measurement, providing improved visibility for each phase and monitoring actual versus committed performance on a weekly basis. This additional rigor around completing work in the scheduled phase allows for timely corrective actions within the phase if actual performance deviates from commitments and precludes additional cost associated with out-of-phase work. At the completion of the phase, a formal “hot wash” process occurs that documents actual performance versus commitments and enables adjustments to EACs and future phase plans. These EAC updates ensure timely adjustments are made and effectively reduce or eliminate surprises that traditionally accompany annual reviews of EAC.

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Performance measurement. Using standardized metrics, performance measurements have been institutionalized at Ingalls to support the Operating System’s rhythm. The metrics include both lagging and leading indicators of performance. Each ship’s performance metrics are reviewed by management and staff weekly to allow for timely corrective actions and are also consolidated in an “Executive Dashboard” web-based visibility system for access by our entire management team.

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Risk/opportunity management. This process links a ship’s total risk and opportunity to phases of construction. Risk mitigation and opportunity plans are developed by phase and monitored to assess progress. The ship’s Program Manager owns the risk/opportunity process, which is administered by a centralized organization that ensures consistency throughout the portfolio.

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Labor resource plan (“LRP”). The LRP establishes employment requirements by craft or organization over the ship’s construction phase. The LRP integrates class plans and ship schedules with actual versus committed phase performance to establish hiring plans and the allocation of manning across ships. This integrated yard-wide labor resource plan enables an orderly proactive approach to hiring, overtime plans and movement of manning from ship to ship.

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Quarterly estimate at completion. The EAC process is performed on each ship and integrates performance across the Ingalls Operating System. It incorporates a bottom-up EAC process as well as top-down performance metrics to validate the program’s EAC. Each ship must address favorable or unfavorable results within the quarter and adjust (if necessary) program plan, EACs, and the program’s financials.

We believe that the increased integration and efficient utilization of workers, schedule and cost transparency and management oversight of the shipbuilding process through our Ingalls Operating System will enable us to execute on our current contracts, strengthen our position with the U.S. Navy and allow us to continue to improve our operations in the future.

Amphibious Assault Ships

We are the sole provider of amphibious assault and expeditionary warfare ships for the U.S. Navy. Design, construction and modernization of the U.S. Navy Large Deck Amphibious ships (LHA) are core to our Ingalls operations. In 2009, construction of LHD-1 Wasp-class multipurpose amphibious assault ships was concluded with the delivery of LHD-8 USS Makin Island. In 2007, we were awarded the construction contract for LHA-6 America, the first in a new class of enhanced amphibious assault ships designed from the keel up to be an aviation optimized Marine assault platform. The first ship of the LHA-6 America-class is currently under construction and we expect to deliver it in 2013. The LHA is a key component of the U.S. Navy-Marine Corps requirement for 11 Expeditionary Strike Groups/Amphibious Readiness Groups.

The LPD program is one of our Ingalls operations’ two long-run production programs where we have an opportunity to take advantage of cost reductions due to learning ship-over-ship. We are currently constructing five LPD-17 San Antonio-class amphibious transport dock ships: LPD-22 San Diego (scheduled for delivery in 2011), LPD-24 Arlington (scheduled for delivery in 2012) and LPD-26 John P. Murtha (scheduled for delivery in 2016) in our Pascagoula, Mississippi shipyard, and LPD-23 Anchorage (scheduled for delivery in 2012) and LPD-25 Somerset (scheduled for delivery in 2013) in our Avondale shipyard. Additionally, long-lead time material contract work for LPD-27 (unnamed) was awarded in October 2010.

As we complete work on LPD-23 Anchorage and LPD-25 Somerset, we intend to wind down our construction activities at Avondale, our Louisiana shipyard, in 2013 and the remaining Louisiana component facility in Waggaman by 2013 and consolidate all Ingalls construction into our Mississippi facilities. During 2011, we closed and terminated the lease on the components facility in Tallulah, Louisiana. We believe that this consolidation will allow our Ingalls shipbuilding to decrease its fixed overhead expenses, provide improved facility utilization and a more cost-efficient construction process, centralize our shipbuilding learning and realize the benefits of serial production. We expect that consolidation of operations in Pascagoula and Gulfport would reduce program costs on existing contracts and make future vessels more affordable, thereby reducing rates and realizing cost savings for the U.S. Navy and the U.S. Coast Guard. We are also exploring the potential for alternative uses of the Avondale facility, including alternative opportunities for the workforce there. We expect that process to take some time.

Surface Combatants

We are a design agent for and one of only two companies that constructs the DDG-51 Arleigh Burke-class guided missile destroyers, as well as major components for the DDG-1000 Zumwalt-class of land attack destroyers. We have delivered 28 DDG-51 Arleigh Burke-class destroyers to the U.S. Navy, including delivery of DDG-107 USS Gravely in July 2010 and DDG-110 William P. Lawrence in February 2011. Our participation in the DDG-1000 Zumwalt-class guided missile destroyers program includes detailed design and construction of the ships’ integrated composite deckhouses, as well as portions of the ships’ aft peripheral vertical launch systems. The U.S. Navy expects to build three DDG-1000 Zumwalt-class destroyers. At our Gulfport, Mississippi shipyard, which is focused on composite research and engineering, we are currently constructing the composite superstructure of DDG-1000 Zumwalt and DDG-1001 Michael Monsoor.

As set forth in the 2012 Shipbuilding Plan, the U.S. Navy has decided to truncate the DDG-1000 Zumwalt-class program and restart the DDG-51 Arleigh Burke-class destroyer production line. As a result of that determination, we are currently preparing for the construction of DDG-113 (unnamed) (scheduled for delivery in 2016), and were recently awarded a construction contract for DDG-114 (unnamed) (scheduled for delivery in 2017).

National Security Cutter

We are a participant, along with Lockheed Martin, in the U.S. Coast Guard’s Deepwater Modernization Program. This program is designed to replace aging and operationally expensive ships and aircraft used to conduct missions in excess of 50 miles from the shoreline. The flagship of this program is the NSC, a multi-mission platform designed and built by us. This type of cutter meets or exceeds traditional U.S. Coast Guard mission requirements as well as counter-terrorism requirements. In 2006, ICGS, a joint venture between us and Lockheed Martin was awarded a 43-month extension of the original design and construction contract awarded to the joint venture for the Deepwater Modernization Program. The first National Security Cutter, NSC-1 USCGC Bertholf, was delivered to the U.S. Coast Guard in 2008 followed by NSC-2 USCGC Waesche in 2009 and NSC-3 Stratton in 2011. The construction contract for NSC-4 Hamilton was awarded directly to us, not the joint venture, in November 2010 and construction began in 2011. The construction contract for NSC-5 was awarded to Ingalls in September 2011. The contracts for construction of NSC-4 and NSC-5 were awarded directly to Ingalls, and we believe that future NSC procurements will be contracted directly to us and not to the joint venture.

Fleet Support

AMSEC and Continental Maritime

Fleet support provides comprehensive life-cycle services, including depot maintenance, modernization, repairs, logistics and technical support and planning yard services for naval and commercial vessels through our AMSEC and CMSD subsidiaries. We have ship repair facilities in Newport News, Virginia, and San Diego, California, which are near the U.S. Navy’s largest homeports of Norfolk, Virginia and San Diego. AMSEC provides naval architecture and marine engineering, ship system assessments, maintenance engineering and logistics services to the U.S. Navy and commercial maritime industry from 28 locations nationwide and overseas. On any given day, over 600 of our AMSEC employees are on board U.S. Navy ships, assessing equipment conditions, modernizing systems and training sailors. Through CMSD, a Master Ship Repair Contractor, we provide ship repair, regular overhaul and selected restricted availability services (pierside or in customer’s drydocks) for the U.S. Navy. We also perform emergent repair for the U.S. Navy on all classes of ships.

Customers

U.S. Government revenue accounted for substantially all of total revenue in 2010, 2009 and 2008. Of those revenues in 2010, 97% were from the U.S. Navy and 3% from the U.S. Coast Guard. While we are reliant upon the U.S. Government for substantially all of our business, we are also the design agent and sole supplier for the nuclear aircraft carrier CVN-68 Nimitz-class and CVN-78 Gerald R. Ford-class, and together with our teammate Electric Boat, we are responsible for the construction of the entire SSN-774 Virginia-class of nuclear submarines. We are the builder of 28 of the original 62-ship program for DDG-51 Arleigh Burke-class U.S. Navy destroyers and the builder of amphibious assault ships (LHA and LPD). In addition, we have built the largest multi-mission National Security Cutters for the U.S. Coast Guard.

Intellectual Property

We incorporate new technologies and designs into our vessels. With more than 5,000 engineers and designers, we develop and implement new ship technologies.

Research and Development

Our research and development activities primarily include independent research and development (“IR&D”) efforts related to government programs. IR&D expenses are included in general and administrative expenses and are generally allocated to U.S. Government contracts. IR&D expenses totaled approximately $23 million, $21 million and $21 million for each of the years ended December 2010, 2009 and 2008, respectively. Expenses for research and development required by contracts are charged directly to the related contracts.

At VASCIC, we conduct on-site warfare systems testing, training and laboratory research for the next generation aircraft carriers, submarines and other ships. VASCIC serves as the focal point for the integration of ship systems and the application of new technologies. It has a classified facility and an integration area that allows for research and development related to setup and testing of electronic as well as hull, mechanical and electrical systems prior to introducing new equipment on board a ship. It also has modeling and simulation capability allowing for visualization using 3-D displays. See “— Our Business — VASCIC.”

Governmental Regulation and Supervision

Our business is affected by numerous laws and regulations relating to the award, administration and performance of U.S. Government contracts. See “Risk Factors — Risks Related to Our Business.”

We operate in a highly regulated environment and are routinely audited and reviewed by the U.S. Government and its agencies such as the U.S. Navy’s Supervisor of Shipbuilding, the Defense Contract Audit Agency and the Defense Contract Management Agency. These agencies review our performance under our contracts, our cost structure and our compliance with applicable laws, regulations and standards, as well as the adequacy of, and our compliance with, our internal control systems and policies. Systems that are subject to review include but are not limited to our accounting systems, purchasing systems, billing systems, property management and control systems, cost estimating systems, earned value management systems, compensation systems and management information systems. Any costs found to be unallowable or improperly allocated to a specific contract will not be reimbursed or must be refunded if already reimbursed. If an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspension, or prohibition from doing business with the U.S. Government. The U.S. Government also has the ability to decrement or withhold payments when it deems systems subject to its review to be inadequate. In particular, as contracts subject to new contractor business systems rules are awarded, withholdings may occur in the future if the U.S. Government makes a final determination of one or more significant deficiencies in one or more of such systems.

In addition, the U.S. Government generally has the ability to terminate contracts, in whole or in part, with little to no prior notice, for convenience or for default based on performance. In the event of termination for the government’s convenience, contractors are normally protected by provisions covering reimbursement for costs incurred on the contracts and profit on those costs, but not for anticipatory profit on the work that was terminated. Termination resulting from our default could expose us to various liabilities, including but not limited to excess reprocurement costs, and could have a material adverse effect on our ability to compete for contracts. See “Risk Factors — Risks Related to Our Business.”

In 2009, Congress passed legislation to improve the organization and procedures of the DoD for the acquisition of major weapons systems, including shipbuilding and maritime systems. This legislation, the Weapon System Acquisition Reform Act of 2009, requires the DoD to develop mechanisms to address cost, schedule and performance in establishing program requirements. As acquisition reform progresses, we will continue to anticipate and respond to the actions of the Pentagon and Congress to determine their impact on our operations.

U.S. Government contractors must comply with a myriad of significant procurement regulations and other requirements. Contracting with the U.S. Government may result in our filing of Requests for Equitable Adjustments (“REAs”) in connection with government contracts. REAs represent requests for the U.S. Government to make appropriate adjustments to aspects of a contract including pricing, delivery schedule, technical requirements or other affected terms, due to changes in the original contract requirements and resulting delays and disruption in contract performance for which the U.S. Government is responsible. REAs are prepared, submitted and negotiated in the ordinary course of business, and large REAs are not uncommon at the conclusion of both new construction and overhaul activities. Such REAs are not considered claims under the Contract Disputes Act of 1978, although they may be converted to such claims if good faith negotiations are unproductive.

In cases where there are multiple suppliers, contracts for the construction and conversion of U.S. Navy ships and submarines are generally subject to competitive bidding. In evaluating proposed prices, the U.S. Navy sometimes requires that each bidder submit information on pricing, estimated costs of completion and anticipated profit margins in order to assess cost realism. The U.S. Navy uses this and other data to determine an estimated cost for each bidder. Under U.S. Government regulations, certain costs, including certain financing costs and marketing expenses, are not allowable contract costs. The U.S. Government also regulates the methods by which all costs, including overhead, are allocated to government contracts.

Additional procurement regulations to which our contracts with various agencies of the U.S. Government and subcontracts with other prime contractors are subject include but are not limited to the Truth in Negotiations Act, the Procurement Integrity Act, the False Claims Act, Procurement Integrity Act, Cost Accounting Standards, the International Traffic in Arms Regulations promulgated under the Arms Export Control Act, the Close the Contractor Fraud Loophole Act and the Foreign Corrupt Practices Act. Noncompliance found by any one agency may result in fines, penalties, debarment or suspension from receiving additional contracts with all U.S. Government agencies.

Raw Materials

The most significant raw material we use is steel. Other materials used in large quantities include paint, aluminum, pipe, electrical cable and fittings. All of these materials are currently available in adequate supply. In connection with our government contracts, we are required to procure certain materials and component parts from supply sources approved by the U.S. Government. Generally, for all of our long-term contracts, we obtain price quotations for many of our materials requirements from multiple suppliers to ensure competitive pricing. We have not generally been dependent upon any one supply source; however, due largely to the consolidation of the defense industry, there are currently several components for which there is only one supplier. We believe that these single source suppliers as well as our overall supplier base are adequate to meet our future needs. We have mitigated some supply risk by negotiating long-term agreements with a number of raw material suppliers. In addition, we have mitigated price risk related to raw material purchases through certain contractual arrangements with the U.S. Government. We must continue our efforts to maintain sources for raw materials, fabricated parts, electronic components and major subassemblies. In this manufacturing and systems integration environment, effective oversight of subcontractors and suppliers is as vital to success as managing internal operations. While we have generally been able to obtain key raw materials required in our production processes in a timely manner, a significant delay in supply deliveries could have a material adverse effect on our financial position, results of operations or cash flows. See “Risk Factors — Risks Related to Our Business.”

Competition

We primarily compete with General Dynamics and to a lesser extent with smaller shipyards, one or more of whom may be teamed with a large defense contractor. Intense competition related to programs, resources and funding, and long operating cycles are both key characteristics of our business and the defense industry. It is common in this industry for work on major programs to be shared among a number of companies. A company competing to be a prime contractor may, upon ultimate award of the contract to another party, turn out to be a subcontractor for the ultimate prime contracting party. It is not uncommon to compete for a contract award with a peer company and, simultaneously, perform as a supplier to or a customer of such competitor on other contracts. The nature of major defense programs, conducted under binding contracts, allows companies that perform well to benefit from a level of program continuity not common in many industries.

We believe we are well-positioned in the market. Because we are the only company currently capable of building and refueling the U.S. Navy’s nuclear-powered aircraft carriers, we believe we are in a strong competitive position to be awarded any contracts to build or refuel nuclear-powered aircraft carriers. We are the only builder of large deck amphibious assault and expeditionary warfare ships for the U.S. Navy, including LHA and LPD, and would be positioned to be awarded any future contracts for these types of vessels. Our success in the competitive shipbuilding defense industry depends upon our ability to develop, market and produce our products and services at a cost consistent with the U.S. Navy’s budget, as well as our ability to provide the people, technologies, facilities, equipment and financial capacity needed to deliver those products and services with maximum efficiency.

Environmental, Health and Safety

Our manufacturing operations are subject to and affected by federal, state and local laws and regulations relating to the protection of the environment. We provide for the estimated cost to complete environmental remediation where we determine it is probable that we will incur such costs in the future in amounts we can reasonably estimate to address environmental impacts at currently or formerly owned or leased operating facilities, or at sites where we are named a Potentially Responsible Party (“PRP”) by the U.S. Environmental Protection Agency or similarly designated by other environmental agencies. These estimates may change given the inherent difficulty in estimating environmental cleanup costs to be incurred in the future due to the uncertainties regarding the extent of the required cleanup, determination of legally responsible parties, and the status of laws, regulations and their interpretations.

We assess the potential impact on our financial statements by estimating the range of reasonably possible remediation costs that we could incur on a site-by-site basis, taking into account currently available facts on each site as well as the current state of technology and prior experience in remediating contaminated sites. We review our estimates periodically and adjust them to reflect changes in facts and technical and legal circumstances. We record accruals for environmental cleanup costs in the accounting period in which it becomes probable we have incurred a liability and the costs can be reasonably estimated. We record insurance recoveries only when we determine that collection is probable and we do not include any litigation costs related to environmental matters in our environmental remediation accrual.

We estimate that as of September 30, 2011, the probable future costs for environmental remediation sites is $3 million, which is accrued in other current liabilities in the consolidated statements of financial position. We record environmental accruals on an undiscounted basis. At sites involving multiple parties, we provide environmental accruals based upon our expected share of liability, taking into account the financial viability of other jointly liable parties. We expense or capitalize environmental expenditures as appropriate. Capitalized expenditures relate to long-lived improvements in currently operating facilities. We may have to incur costs in addition to those already estimated and accrued if other PRPs do not pay their allocable share of remediation costs, which could have a material effect on our business, financial position, results of operations or cash flows. We have made the investments we believe necessary to comply with environmental laws. Although we cannot predict whether information gained as projects progress will materially affect the estimated accrued liability, we do not anticipate that future remediation expenditures will have a material adverse effect on our financial position, results of operations or cash flows.

We may incur future environmental costs at some point that may be related to the wind down of our construction activities at Avondale. Due to insufficient information about the nature, timing and extent of any potential environmental remediation and costs that we may experience at some point, these costs are not reasonably estimable at this time. Accordingly, potential environmental costs associated with the wind down of our construction activities at Avondale are not included in the estimated $3 million of probable future costs for environmental remediation sites discussed above, in the $271 million estimate of asset write downs and restructuring-related Avondale costs noted above or in the consolidated financial statements. Based on the FAR, we expect that a significant portion of any potential future environmental costs would be recoverable consistent with government accounting practices.

We believe that we are in material compliance with all applicable environmental regulations, and historical environmental compliance costs have not been material to our business. However, we could be affected by future laws or regulations, including those enacted in response to climate change concerns and other actions known as “green initiatives.” We recently established an internal goal of reducing our greenhouse gas emissions during the next five years. To comply with current and future environmental laws and regulations and to meet this goal, we expect to incur capital and operating costs, but at this time we do not expect that such costs will have a material adverse effect on our financial position, results of operations or cash flows.

With regard to occupational health and safety, the shipbuilding and ship repair industry involves work with many hazardous materials and processes, and remains one of the most highly hazardous industry segments. According to the Bureau of Labor statistics, the shipbuilding and ship repair industry (SIC Code 3731) ranks among the highest in virtually every injury metric. Nevertheless, in terms of serious injuries at our operations, there have been five industrial related fatalities in the past six years. There is one outstanding Occupational Safety & Health Administration (“OSHA”) investigation ongoing at our Avondale facility in New Orleans, Louisiana, which is related to the fatality that occurred there in July 2011, and our internal audit program seeks to assure that our OSHA compliance programs remain strong. In 1995, our Newport News shipyard became the first shipyard to be awarded the Star Award from the Occupational Safety and Health Administration’s Voluntary Protection Program (“OSHA VPP”). To earn this award, we joined efforts with our unions and supported the participation in the Voluntary Protection Program in which all parties help each other to make our shipyard a safer place to work. Since then, our Gulfport, Mississippi, Waggaman, Louisiana, and Continental Maritime of San Diego, California, facilities have all also been certified as OSHA VPP Star Sites. Additionally, our Avondale facility has been certified as an OSHA VPP Merit Site.

The Nuclear Regulatory Commission, the Department of Energy and the DoD regulate and control various matters relating to nuclear materials that we handle. Subject to certain requirements and limitations, our government contracts generally provide for indemnity by the U.S. Government for costs arising out of or resulting from certain nuclear risks.

Employees

We have approximately 38,000 employees. We are the largest industrial employer in Virginia and the largest private employer in Mississippi. Our workforce contains many third-, fourth- and fifth-generation shipbuilding employees. We employ individuals specializing in 19 crafts and trades, including more than 5,000 engineers and designers and more than 1,500 employees with advanced degrees. Employees who have been with us or our predecessors for over 40 years achieve the title of Master Shipbuilder. As of November 30, 2011, we had 975 Master Shipbuilders (676 in Newport News, 299 at Ingalls). Additionally, we employ nearly 5,500 veterans.

At our Newport News shipyard, we operate the Apprentice School, which trains approximately 750 apprentices each year in 19 trades and several advanced programs. Our Ingalls Apprentice School currently has approximately 350 registered apprentices in its programs. Apprentices are paid as full-time employees for the duration of their studies, and usually continue to work with us upon graduation. From nuclear pipe welders to senior executives, approximately 2,850 alumni of the Apprentice School at Newport News and approximately 1,900 alumni of our Ingalls Apprentice School continue to work with us.

Approximately 50% of our employees are covered by a total of 10 collective bargaining agreements. We expect to re-negotiate each of our collective bargaining agreements between 2013 and 2015 as they approach expiration. It is not expected that the results of these negotiations will have a material adverse effect on our financial position, results of operations or cash flows. We believe that our relationship with our employees is satisfactory.

Properties

At December 31, 2010, we had operations in San Diego, California; Avondale (New Orleans), Louisiana; Gulfport and Pascagoula, Mississippi; and Hampton, Newport News and Suffolk, Virginia. We also lease and/or own office buildings related to our operations in both Virginia Beach, Virginia and Washington, D.C.

Newport News. Our facilities located in Newport News, Virginia are on approximately 550 acres that we own at the mouth of the James River, which adjoins the Chesapeake Bay, the premier deep water harbor on the east coast of the United States. Our Newport News shipyard is one of the largest in the United States. It is the nation’s sole designer, builder and refueler of nuclear-powered aircraft carriers and one of only two companies capable of designing and building nuclear-powered submarines for the U.S. Navy. The shipyard also provides services for naval and commercial vessels. Its facilities include seven graving docks, a floating dry dock, two outfitting berths, five outfitting piers, a module outfitting facility and various other shops. Dry Dock 12 has been extended to 662 meters. Dry Dock 12 is serviced by a 1,050 metric ton capacity gantry crane that spans the dry dock and work platen.

Our Newport News shipyard also has a variety of other facilities including an 18-acre all-weather on-site steel fabrication shop, accessible by both rail and transporter, a module outfitting facility which enables us to assemble a ship’s basic structural modules indoors and on land, machine shops totaling 300,000 square feet, and its own school which provides a four-year accredited apprenticeship program that trains shipbuilders.

We believe that substantially all of our plants and equipment are, in general, well maintained and in good operating condition. They are considered adequate for present needs and, as supplemented by planned construction, are expected to remain adequate for the near future.

Ingalls. Our four properties comprising our Ingalls business are located in Pascagoula and Gulfport, Mississippi and Avondale and Waggaman, Louisiana. In addition, our facilities in San Diego, California and Virginia Beach, Virginia are considered part of our Ingalls operations. During 2011, we closed and terminated the lease on the components facility in Tallulah, Louisiana and ceased operations and shuttered the facility in Waggaman, Louisiana.

Our Pascagoula shipyard is a main provider of major surface warships to the U.S. Navy and has modernized dozens of other naval ships. It is the only U.S. shipyard in recent years to be developing and building six different classes of ships for the U.S. Navy and U.S. Coast Guard. Our facilities in Pascagoula sit on approximately 800 acres on the banks of the Pascagoula River where it flows into the Mississippi Sound. We lease the west bank of our Pascagoula facility from the State of Mississippi pursuant to a 99-year lease (consisting of a 40-year base term plus six additional option terms). We anticipate continued use of this facility for the remaining currently anticipated 55 years on the lease and beyond.

Our components facility in Gulfport, Mississippi, is on approximately 120 acres and is focused on composite research and engineering. The facility is currently building the DDG-1000 composite deckhouses. We believe that this composites capability, coupled with strong alliances with several universities and suppliers, positions us to take advantage of any shift toward lighter-weight topside composite structures in U.S. Naval and U.S. Coast Guard applications.

Our Avondale shipyard is on approximately 268 acres located on the banks of the Mississippi River approximately 12 miles upriver from downtown New Orleans. This site has the capacity to manufacture large amphibious assault and military and commercial transport vessels, and includes three outfitting docks totaling more than 6,000 linear feet. In addition to the shipyard, operations include the Maritime Technology Center of Excellence.

Our San Diego and Virginia Beach facilities provide fleet support services.

Our Ingalls operations continue to recover from the infrastructure and workforce impacts from Hurricane Katrina in 2005. In August 2005, our shipyards in Louisiana and Mississippi sustained significant windstorm damage as a result of Hurricane Katrina, causing work and production delays. We incurred costs to replace or repair and improve destroyed and damaged assets, suffered losses under our contracts, and incurred substantial costs to clean up and recover our operations. We invested significant capital to harden, protect and modernize our Pascagoula facilities, and to ensure the shipyard’s robustness. In 2008, our Ingalls shipyards were affected by Hurricane Gustav and Hurricane Ike. As a result of Hurricane Gustav, our shipyards experienced a shut-down for several days and a resulting minor delay in ship construction throughout the yards; however, the storm caused no significant physical damage to the yards, we believe in part due to our successful hardening and improvement after Hurricane Katrina. Hurricane Ike severely impacted a subcontractor’s operations in Texas. The subcontractor produced compartments for two of the LPD amphibious transport dock ships under construction at the Ingalls shipyards. As a result of the delays and cost growth caused by the subcontractor’s production delays, our operating income was reduced during the second half of 2008.

We intend to wind down our construction activities at Avondale, our Louisiana shipyard, in 2013 and the remaining Louisiana component facility in Waggaman by 2013 and consolidate all Ingalls construction into our Mississippi facilities. We expect that consolidation of operations in Mississippi would reduce program costs on existing contracts and make future vessels more affordable, thereby reducing rates and realizing cost savings for the U.S. Navy and the U.S. Coast Guard. We are also exploring the potential for alternative uses of the Avondale facility, including alternative opportunities for the workforce there. We expect that process to take some time.

Legal Proceedings

U.S. Government Investigations and Claims. Departments and agencies of the U.S. Government have the authority to investigate various transactions and operations of our company, and the results of such investigations may lead to administrative, civil or criminal proceedings, the ultimate outcome of which could be fines, penalties, repayments or compensatory or treble damages. U.S. Government regulations provide that certain findings against a contractor may lead to suspension or debarment from future U.S. Government contracts or the loss of export privileges for a company or a division or subdivision. Suspension or debarment could have a material adverse effect on us because of our reliance on government contracts.

In the second quarter of 2007, the U.S. Coast Guard issued a revocation of acceptance under the Deepwater Modernization Program for eight converted 123-foot patrol boats based on alleged “hull buckling and shaft alignment problems” and alleged “nonconforming topside equipment” on the vessels. We submitted a written response that argued that the revocation of acceptance was improper. The U.S. Coast Guard advised ICGS, which was formed by us and Lockheed Martin to perform the Deepwater Modernization Program, that it was seeking $96 million from ICGS as a result of the revocation of acceptance. The majority of the costs associated with the 123-foot conversion effort are associated with the alleged structural deficiencies of the vessels, which were converted under contracts with us and one of our subcontractors. In 2008, the U.S. Coast Guard advised ICGS that the U.S. Coast Guard would support an investigation by the U.S. Department of Justice of ICGS and its subcontractors instead of pursuing its $96 million claim independently. The Department of Justice conducted an investigation of ICGS under a sealed False Claims Act complaint filed in the U.S. District Court for the Northern District of Texas and decided in early 2009 not to intervene at that time. On February 12, 2009, the District Court unsealed the complaint filed by the relator, Michael J. DeKort, a former Lockheed Martin employee, against us, ICGS and Lockheed Martin Corporation relating to the 123-foot conversion effort. Damages under the False Claims Act are subject to trebling. On October 15, 2009, the three defendants moved to dismiss the Fifth Amended complaint. On April 5, 2010, the District Court ruled on the defendants’ motions to dismiss, granting them in part and denying them in part. As to us, the District Court dismissed conspiracy claims and those pertaining to the C4ISR systems. On October 27, 2010, the District Court entered summary judgment for us on the relators’ HM&E allegations and continued the trial date to December 1, 2010, to allow the relator and a co-defendant time to finalize a settlement. On November 10, 2010, the relator acknowledged that with the dismissal of the HM&E claims, no issues remained against us for trial and the District Court subsequently vacated the December 1, 2010 trial. On March 28, 2011, the District Court entered a final judgment dismissing the relator’s claims. On April 13, 2011, the relator appealed to the U.S. Court of Appeals for the Fifth Circuit. The parties filed their respective briefs and are awaiting further proceedings with the Fifth Circuit.

Litigation. We are party to various investigations, lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. Based on information available, we believe that the resolution of any of these various claims and legal proceedings would not have a material adverse effect on our financial position, results of operations or cash flows.

Through Northrop Grumman, we are pursuing legal action against an insurance provider, FM Global, arising out of a disagreement concerning the coverage of certain losses related to Hurricane Katrina. See “Notes to the Condensed Consolidated Financial Statements (unaudited) — Note 14.” Legal action was commenced against FM Global on November 4, 2005, which is now pending in the U.S. District Court for the Central District of California, Western Division. In August 2007, the District Court issued an order finding that the excess insurance policy provided coverage for Katrina-related losses. FM Global appealed the District Court’s order and on August 14, 2008, the U.S. Court of Appeals for the Ninth Circuit reversed the earlier summary judgment order in favor of Northrop Grumman’s interest, holding that the FM Global excess policy unambiguously excludes damage from the storm surge caused by Hurricane Katrina under its “Flood” exclusion. The Ninth Circuit remanded the case to the District Court to determine whether the California efficient proximate cause doctrine affords coverage sought by Northrop Grumman under the policy even if the Flood exclusion of the policy is unambiguous. On April 2, 2009, the Ninth Circuit denied Northrop Grumman’s Petition for Rehearing and remanded the case to the District Court. On June 10, 2009, Northrop Grumman filed a motion seeking leave of court to file a complaint adding Aon as a defendant. On July 1, 2009, FM Global filed a motion for partial summary judgment seeking a determination that the California efficient proximate cause doctrine is not applicable or that it affords no coverage under the policy. On August 26, 2010, the District Court denied Northrop Grumman’s motion to add Aon as a defendant to the case pending in federal court, finding that Northrop Grumman has a viable option to bring suit against Aon in state court. Also on August 26, 2010, the District Court granted FM Global’s motion for summary judgment based upon California’s doctrine of efficient proximate cause, and denied FM Global’s motion for summary judgment based upon breach of contract, finding that triable issues of fact remained as to whether and to what extent we sustained wind damage apart from the storm surge that inundated our Pascagoula facility. On September 29, 2011, the District Court granted FM

Global’s motion for summary judgment to dismiss Northrop Grumman’s claims for bad faith damages and for reformation holding in part that FM Global’s position that no coverage existed for certain damages was not unreasonable and, thus, not in bad faith. The company intends to continue to pursue the breach of contract action against FM Global. On January 27, 2011, Northrop Grumman filed suit against Aon in Superior Court seeking damages for professional negligence, breach of contract and negligent misrepresentation as well as for declaratory relief. Aon filed an answer dated November 7, 2011 that denied liability and asserted several defenses. Based on the current status of the litigation, no assurances can be made as to the ultimate outcome of these matters. However, if either of these claims are successful, the potential impact to our consolidated financial position, results of operations or cash flows would be favorable.

During 2008, notification from Munich-American Risk Partners (“Munich Re”), the only remaining insurer within the primary layer of insurance coverage with which a resolution has not been reached, was received noting that it would pursue arbitration proceedings against Northrop Grumman related to $18.75 million owed by Munich Re to Northrop Grumman Risk Management Inc. (“NGRMI”), a wholly owned subsidiary of Northrop Grumman, for certain losses related to Hurricane Katrina. An arbitration was later invoked by Munich Re in the United Kingdom under the reinsurance contract. Northrop Grumman was also notified that Munich Re was seeking reimbursement of approximately $44 million of funds previously advanced to NGRMI for payment of claim losses of which Munich Re provided reinsurance protection to NGRMI pursuant to an executed reinsurance contract, and $6 million of adjustment expenses. On November 11, 2011, Munich Re and NGRMI reached an agreement pursuant to which Munich Re agreed to withdraw and renounce with prejudice its reimbursement claim and pay to NGRMI the remaining $18.75 million of the limit of its reinsurance policy, and to resolve and close the arbitration process.

On January 31, 2011, the U.S. Department of Justice first informed us, through Northrop Grumman, of a False Claims Act complaint that we believe was filed under seal by one or more plaintiffs (relators) in mid-2010 in the U.S. District Court for the District of Columbia. The redacted copy of the complaint that we received (the “Complaint”) alleges that through largely unspecified fraudulent means, Northrop Grumman and we obtained federal funds that were restricted by law for the consequences of Hurricane Katrina, and used those funds to cover costs under certain shipbuilding contracts that were unrelated to Hurricane Katrina and for which Northrop Grumman and we were not entitled to recovery under the contracts. The Complaint seeks monetary damages of at least $835 million, plus penalties, attorney’s fees and other costs of suit. Damages under the False Claims Act may be trebled upon a finding of liability.

We have agreed to cooperate with the government investigation relating to the False Claims Act Complaint. We have been advised that the Department of Justice has not made a decision whether to intervene. Based upon our review to date of the information available to us, we believe we have substantive defenses to the allegations in the Complaint. We believe that the claims as set forth in the Complaint evidence a fundamental lack of understanding of the terms and conditions in our shipbuilding contracts, including the post-Katrina modifications to those contracts, and the manner in which the parties performed in connection with the contracts. Based upon our review to date of the information available to us, we believe that the claims as set forth in the Complaint lack merit and are not likely to result in a material adverse effect on our consolidated financial position, results of operations, or cash flows. We intend vigorously to defend the matter, but we cannot predict what new or revised claims might be asserted or what information might come to light so can give no assurances regarding the ultimate outcome.

Additionally, we and our predecessors in interest are defendants in several hundred cases filed in numerous jurisdictions around the country wherein former and current employees and various third parties allege exposure to asbestos-containing materials on or associated with our premises or while working on vessels constructed or repaired by us. Some cases allege exposure to asbestos-containing materials through contact with our employees and third persons who were on the premises. The cases allege various injuries including those associated with pleural plaque disease, asbestosis, cancer, mesothelioma and other alleged asbestos-related conditions. In some cases, in addition to us, several of our former executive officers are also named defendants. In some instances, partial or full insurance coverage is available to us for our liability and that of our former executive officers. Because of the varying nature of these actions, and based upon the information available to us to date, we believe we have substantive defenses in many of these cases but can give no assurance that we will prevail on all claims in each of these cases. We believe that the ultimate resolution of these cases will not have a material adverse effect on our financial position, results of operations or cash flows. See “Notes to the Condensed Consolidated Financial Statements (unaudited) — Note 11.”

MANAGEMENT

Our Executive Officers

The following table sets forth certain information as of September 30, 2011, concerning our executive officers, including a five-year employment history.

Name	Age	Position(s)
C. Michael Petters	51	President and Chief Executive Officer
Barbara A. Niland	52	Corporate Vice President, Business Management and Chief Financial Officer
Irwin F. Edenzon	58	Corporate Vice President and President — Ingalls Shipbuilding division
Matthew J. Mulherin	51	Corporate Vice President and President — Newport News Shipbuilding division
William R. Ermatinger	48	Corporate Vice President and Chief Human Resources Officer
Jerri F. Dickseski	49	Corporate Vice President, Communications
Douglass L. Fontaine II	50	Corporate Vice President, Controller and Chief Accounting Officer
Bruce N. Hawthorne	62	Corporate Vice President, General Counsel and Secretary
George M. Simmerman, Jr.	53	Corporate Vice President, Deputy General Counsel and Assistant Secretary
Mitchell B. Waldman	50	Corporate Vice President, Government and Customer Relations
D.R. Wyatt	53	Corporate Vice President and Treasurer

C. Michael Petters, President and Chief Executive Officer — Mr. Petters has been our President and Chief Executive Officer since the spin-off. Prior to the spin-off, Mr. Petters had been President of Northrop Grumman Shipbuilding since 2008, when NGSB was formed, and before that had been President of Northrop Grumman Newport News since 2004. Since joining Newport News Shipbuilding and Dry Dock Company in 1987, his responsibilities have included oversight of the Virginia-class submarine program, the nuclear-powered aircraft carrier programs, aircraft carrier overhaul and refueling, submarine fleet maintenance, commercial and naval ship repair, human resources and business and technology development. Mr. Petters holds a B.S. in Physics from the United States Naval Academy and an M.B.A. from the College of William and Mary.

Barbara A. Niland, Corporate Vice President, Business Management and Chief Financial Officer — Ms. Niland has been our Corporate Vice President, Business Management and Chief Financial Officer since the spin-off. Prior to the spin-off, Ms. Niland had been Sector Vice President, Business Management and Chief Financial Officer for NGSB since 2008, when NGSB was formed. In these positions, she has been responsible for strategy and processes supporting growth and profitability goals, as well as business management functions. Since joining a predecessor of Northrop Grumman in 1979, Ms. Niland held a variety of positions, including Vice President of Business Management and Chief Financial Officer of Northrop Grumman Newport News. Ms. Niland holds a B.S. in finance from Towson State University and an M.B.A. from the University of Maryland University College.

Irwin F. Edenzon, Corporate Vice President and President — Ingalls Shipbuilding division — Mr. Edenzon has been our Corporate Vice President and President-Ingalls Shipbuilding division since the spin-off. Prior to the spin-off, Mr. Edenzon had been Sector Vice President and General Manager, Gulf Coast for NGSB since 2008, when NGSB was formed. Since Mr. Edenzon joined Newport News Shipbuilding and Dry Dock Company in 1997, his responsibilities have included overseeing Newport News’ Technical Engineering Division, Advanced Programs and Internal Research, as well as serving as Vice President for Business and Technology Development, and Vice President for Technology Development and Fleet Support of Northrop Grumman Newport News. Mr. Edenzon holds a B.S. in Criminal Justice, magna cum laude, from Rutgers University and an M.B.A. from Florida Atlantic University.

Matthew J. Mulherin, Corporate Vice President and President — Newport News Shipbuilding division — Mr. Mulherin has been our Corporate Vice President and President — Newport News Shipbuilding division since the spin-off. Prior to the spin-off, Mr. Mulherin had been Sector Vice President and General Manager, Newport News for NGSB since 2008. Since joining Newport News Shipbuilding and Dry Dock Company in 1981,

Mr. Mulherin has had a variety of responsibilities, including serving as Vice President of the CVNX program, Vice President of the CVN-21 program, and Vice President of Programs for the Newport News operations, where he successfully led the aircraft carrier design and construction programs, carrier refueling and overhaul programs and the submarine program. Mr. Mulherin holds a B.S. in Civil Engineering from Virginia Tech.

William R. Ermatinger, Corporate Vice President and Chief Human Resources Officer — Mr. Ermatinger has been our Corporate Vice President and Chief Human Resources Officer since the spin-off. Prior to the spin-off, Mr. Ermatinger had been Sector Vice President of Human Resources and Administration for NGSB since 2008, when NGSB was formed. In that position, he was responsible for all NGSB human resources and administration activities. Since joining a predecessor of Northrop Grumman in 1987, Mr. Ermatinger has held several human resources management positions with increasing responsibility, including Vice President of Human Resources and Administration of Northrop Grumman Newport News. Mr. Ermatinger holds a B.A. in Political Science from the University of Maryland Baltimore County (UMBC).

Jerri F. Dickseski, Corporate Vice President of Communications — Ms. Dickseski has been our Corporate Vice President of Communications since the spin-off. In this position, she is responsible for our communications strategy and execution. Prior to her current position and since 2008, Ms. Dickseski served as Sector Vice President of Communications for Northrop Grumman Shipbuilding. Prior to that and since 2001, she was Director of Communications at Northrop Grumman Newport News. She joined Newport News Shipbuilding, Inc. in 1991. Ms. Dickseski holds both a B.A. and an M.A. in English from Old Dominion University.

Douglass L. Fontaine II, Corporate Vice President, Controller and Chief Accounting Officer — Mr. Fontaine has been our Corporate Vice President, Controller and Chief Accounting Officer since the spin-off. Prior to the spin-off, Mr. Fontaine had been Vice President and Controller of NGSB since 2008, when NGSB was formed. In that position, he was responsible for all NGSB accounting activities. Since joining a predecessor of Northrop Grumman in 1988, Mr. Fontaine held several positions with increasing responsibility at Northrop Grumman Ship Systems, including Vice President of Finance. Mr. Fontaine is a certified public accountant and holds a B.B.A. from the University of Mississippi.

Bruce N. Hawthorne, Corporate Vice President, General Counsel and Secretary — Mr. Hawthorne has been our Corporate Vice President, General Counsel and Secretary since the spin-off. In this position, he is our chief legal officer and has overall leadership responsibility for our law department and outside counsel. Prior to joining us, Mr. Hawthorne served as Partner and Practice Development Chairman for the law firm of Arnall Golden Gregory (“AGG”) LLP. From 2008 until joining AGG, he served as Co-founder and Managing Director of Consigliere Group LLC, a consulting and technology services firm. Mr. Hawthorne’s corporate career includes serving as Executive Vice President, General Counsel and Secretary for Electronic Data Systems, a global information technology services company (now part of Hewlett-Packard). Prior to that, he served as Executive Vice President and Chief Staff Officer for Sprint Corp. Until 2003, Mr. Hawthorne was a Senior Partner of the law firm King & Spalding LLP. Since 2006, Mr. Hawthorne has been the Founder and Principal of Montague Development, LLC, a vineyard owner and property developer. He holds a B.B.A. from the University of Michigan, an M.B.A. from the University of Detroit and a J.D. from Vanderbilt University.

George M. Simmerman, Jr., Corporate Vice President, Deputy General Counsel and Assistant Secretary — Mr. Simmerman has been our Corporate Vice President, Deputy General Counsel and Assistant Secretary since the spin-off. Prior to the spin-off and since 2008, Mr. Simmerman had been Vice President, Associate General Counsel and Sector Counsel of Northrop Grumman Shipbuilding. Prior to that, he was Vice President, Associate General Counsel and Sector Counsel of Northrop Grumman Ship Systems, a position he held since 2006. Mr. Simmerman was in private practice before joining a predecessor of Northrop Grumman Corporation in 1991. He holds a B.S. in Political Science from Spring Hill College and a J.D. from the University of Mississippi School of Law.

Mitchell B. Waldman, Corporate Vice President of Government and Customer Relations — Mr. Waldman has been our Corporate Vice President of Government and Customer Relations since the spin-off. In this position, he is responsible for the development and management of our government and customer affairs programs. Prior to that and since 2009, Mr. Waldman served as Vice President of Business Development of Advanced Programs and Technology for Northrop Grumman’s Aerospace Systems sector. Prior to that position, he served as Northrop Grumman’s Corporate Director for Acquisition Policy from 2008. Prior to that position and since 2003, Mr. Waldman served as National Security Advisor for former Sen. Trent Lott. He holds a B.S. in Mechanical Engineering from the University of Florida and a J.D. from Catholic University.

D.R. Wyatt, Corporate Vice President and Treasurer — Mr. Wyatt has been our Corporate Vice President and Treasurer since the spin-off. Prior to that, he had been Director of Business Management at Northrop Grumman Shipbuilding where he was responsible for aircraft carriers, carrier fleet support and energy business. Prior to his appointment as Director of Business Management, Mr. Wyatt served as Treasurer of Newport News Shipbuilding Inc., Assistant Treasurer and Manager of Finance, and has held various positions in the financial area of the company, including cost estimating, cost control, accounting, financial analysis, and government accounting. He has 13 years of Treasury experience responsible for corporate finance, cash management, risk management and all financings, capital structure, capital market interface, rating agency relationships, cash and financial forecasting, working capital management, short term investments, pension asset management, and insurance and loss control. Mr. Wyatt holds a B.S. in Economics from Hampden-Sydney College and an M.B.A. from Old Dominion University.

Our Board of Directors

The following table sets forth information, as of September 30, 2011, with respect to our board of directors. See “— Our Executive Officers” for Mr. Petters’ biographical information.

Name	Age	Position
Thomas B. Fargo	63	Chairman
C. Michael Petters	51	Director
Robert F. Bruner	61	Director
Artur G. Davis	43	Director
Anastasia D. Kelly	61	Director
Paul D. Miller	69	Director
Thomas C. Schievelbein	58	Director
Karl von der Heyden	75	Director

Thomas B. Fargo, Chairman — Admiral Fargo has been a director since the spin-off. He is currently a Managing Director and member of the Operating Executive Board of J.F. Lehman Company. Prior to that, he was President of Trex Enterprises from March 2005 until April of 2008, following a 35-year career in the Department of Defense and the U.S. Navy. He currently holds the John M. Shalikashvili Chair in National Security Studies at the National Bureau of Asian Research. Admiral Fargo also currently serves on the boards of directors of Alexander & Baldwin, Inc., Hawaiian Electric Industries, Inc. and United States Automobile Association. His prior public company experience includes serving on the boards of directors of Northrop Grumman Corporation and Hawaiian Airlines, Inc., including as chairman of its compensation committee. Admiral Fargo’s last assignment on active duty was as Commander, U.S. Pacific Command, leading the largest unified command while directing the joint operations of the Army, Navy, Air Force and Marine Corps. His service included six tours in Washington, D.C. and five commands in the Pacific, Indian Ocean and Middle East.

Robert F. Bruner, Director — Dr. Bruner has been a director since the spin-off. He currently serves as the dean of the Darden Graduate School of Business Administration at the University of Virginia, where he has been a faculty member since 1982. Dr. Bruner is a financial economist whose research focuses in the areas of capital structure management, commercial and investment banking and corporate finance, and he frequently works as a consultant for leading banks and professional services firms to train employees on these subjects. He has published numerous books and articles on a variety of investment banking and finance topics and has created a variety of instructional software programs on corporate value creation. Dr. Bruner was the founding co-editor, and since 2004 has served on the Advisory Board, of the Emerging Markets Review. From 1996 to 2010, he served as Co-Editor of Educator: Courses, Cases, and Teaching, which is a successor to Finance Teaching and Case Abstracts, which Dr. Bruner founded in 1996. Dr. Bruner chairs a Task Force on the Globalization of Management for AACSB International, and is also Chairman of the Board of the Consortium for Graduate Study in Management. Prior to his time in academia, Dr. Bruner was a banker at First Chicago Corporation for three years, and also served in the U.S. Army Reserve from 1971 to 1977. He holds a B.A. from Yale University and an M.B.A. and a D.B.A. from Harvard University.

Artur G. Davis, Director — Mr. Davis has been a director since the spin-off. He joined the law firm SNR Denton in 2011 as a partner in the white collar crime and government investigations section. Prior to that, Mr. Davis served four terms as a member of the United States House of Representatives, representing Alabama’s Seventh Congressional District. He served for four years as a member of the Ways and Means Committee, which has exclusive jurisdiction over tax-writing policy, and, during his tenure, also served on the Committee on House Administration, the Judiciary Committee, the Budget Committee and the House Financial Services Committee (formerly the Banking Committee). Mr. Davis served as co-chair of the House New Democrat Caucus for four years. He holds both a B.A., magna cum laude, and a J.D., cum laude, from Harvard University.

Anastasia D. Kelly, Director — Ms. Kelly has been a director since the spin-off. She joined the law firm of DLA Piper in 2010 as a partner. Prior to that, she was an Executive Officer of American International Group, Inc. (“AIG”) from 2006 to 2010, serving as Executive Vice President and General Counsel from 2006 to January 2009 and as Vice Chairman until December 2009, positions in which she was responsible for legal, regulatory, corporate governance and risk management issues. Prior to joining AIG, Ms. Kelly was an executive and general counsel of several large, publicly traded companies, including MCI/WorldCom, Sears, Roebuck and Co., and Fannie Mae. She serves as a director and member of the Compensation and Risk Committees of Owens-Illinois, Inc., the world’s largest manufacturer of glass containers, and serves on the boards of numerous philanthropic organizations. Ms. Kelly serves as a trustee of the Carey School of Business at Johns Hopkins University and is a member of the Rock Center for Corporate Governance at Stanford University Law School. She is past Chair of Equal Justice Works and a director of Lawyers for Children America and the International Institute for Conflict Prevention & Resolution. Ms. Kelly was a director of Saxon Capital from 2005 to 2007. Ms. Kelly holds a B.A., cum laude, from Trinity University and a J.D., magna cum laude, from George Washington University Law School. She is a member of the Texas Bar, the District of Columbia Bar and the American Bar Foundation.

Paul D. Miller, Director — Admiral Miller has been a director since the spin-off. He served as Chairman and CEO of Alliant Techsystems Inc., an aerospace and defense company, from 1999 until his retirement in 2005. He was also the President and CEO of Sperry Marine, Inc. from 1994 to 1998, when it was acquired by a predecessor of Northrop Grumman. During his 30-year career with the U.S. Navy, Admiral Miller served as Commander-in-Chief, U.S. Atlantic Command, one of five U.S. theater commands, and served concurrently as NATO Supreme Allied Commander-Atlantic. Since 2001, he has served on the boards of directors and as a member of the audit committees of both Donaldson Company, Inc. and Teledyne Technologies, Incorporated. He was also a director of Atlantic Marine Inc., a private company, from 2009 until the company was sold in 2010. Admiral Miller holds a B.A. from Florida State University, completed the U.S. Navy War College, has an M.B.A. from the University of Georgia, and completed the Executive Management Program at Harvard Business School.

Thomas C. Schievelbein, Director — Mr. Schievelbein has been a director since the spin-off. He also serves on the board of directors of The Brink’s Company as interim Executive Chairman and, effective December 24, 2011, will begin serving as interim President and Chief Executive Officer. Mr. Schievelbein serves as the Lead Director of New York Life Insurance Co., where he has served on the board of directors since 2006, and served on the board of directors of McDermott International Inc., where he serves as the chairman of the compensation committee, since February 2004. Mr. Schievelbein served as President of Northrop Grumman Newport News and was a member of the Northrop Grumman Corporate Policy Council from November 2001 until his retirement in November 2004. He served as Chief Operating Officer of Newport News Shipbuilding, Inc. from 1995 until

2001, and was responsible for the design, construction and maintenance of nuclear-powered aircraft carriers and submarines. His experience includes the Virginia-class submarine program, CVN-76, CVN-77 and CVN-21 aircraft carrier programs, aircraft carrier overhaul and refueling, submarine fleet maintenance, commercial and naval ship repair and business development. Mr. Schievelbein is a past member of the Secretary of the Navy’s Advisory Panel. He holds a B.S. in Marine Engineering from the United States Naval Academy and a Master’s Degree in Nuclear Engineering from the University of Virginia.

Karl von der Heyden, Director — Mr. von der Heyden has been a director since the spin-off. He currently serves as co-chairman of The American Academy in Berlin and as a trustee of New York City Global Partners. Mr. von der Heyden has served on the boards of directors of several public companies, including DreamWorks Animation SKG Inc. (October 2005 to June 2009), Macy’s, Inc. (February 1992 to May 2010), Aramark Corporation (September 2001 to December 2006), PanAmSat (March 2005 to May 2006) and NYSE Euronext, Inc. (December 2005 to May 2008). From 1996 to 2001, Mr. von der Heyden was vice chairman of the board of directors of PepsiCo, Inc., where he also served in various senior management capacities, including as chief financial officer. Mr. von der Heyden was previously co-chairman and chief executive officer of RJR Nabisco, president and chief executive officer of Metallgesellschaft Corp. and senior vice president, chief financial officer and a director of H.J. Heinz Company. He is a former trustee of Duke University, the YMCA of Greater New York and other non-profit organizations. He has served as Chairman of the FASB’s Advisory Council and was a senior adviser to the Clipper Group, a private equity firm. Mr. von der Heyden attended the Free University of Berlin and holds a B.A. from Duke University and an M.B.A. from the Wharton School of Business at the University of Pennsylvania. He also received a CPA certificate.

Qualifications of Directors

We believe the board of directors should be comprised of individuals with appropriate skills and experiences to meet board governance responsibilities and contribute effectively to the company. Pursuant to its charter, the Governance Committee reviews the skills and experiences of directors and nominee candidates before nominating directors for election to the board. All of our non-employee directors serve on board committees, further supporting the board by providing expertise to those committees. The needs of the committees are reviewed when considering nominees to the board.

The board of directors is comprised of active and former senior executives of major corporations and former senior executives of the U.S. military and individuals with business and academic experience in the defense industry and other fields. As such, they have a deep working knowledge of matters common to large companies, generally including experience with financial statement preparation, compensation determinations, regulatory compliance, corporate governance, public affairs and legal matters. Many of our directors serve on the boards of one or more other publicly owned companies. We believe the company benefits from the experience and expertise our directors gain from serving on those boards. We also believe for effective board governance and collaboration it is important to have Mr. Petters, our President and Chief Executive Officer, serve on the board.

Our non-employee directors are qualified to serve as directors and members of the committees on which they serve based on the following experience:

•

Admiral Fargo’s experience with the Department of Defense and the U.S. Navy, and as an executive in the private sector, together with his experience as a member of the Northrop Grumman board of directors.

•	Dr. Bruner’s experience as the dean of a graduate school of business, as a financial economist, banker and varied business and academic experience.

•

Mr. Davis’s experience in the U.S. House of Representatives, including on the Ways and Means Committee, the Budget Committee and the House Financial Services Committee, and varied public service and legal experience.

•	Ms. Kelly’s experience as a senior executive and general counsel of several large, publicly traded companies and varied business and legal experience.

•	Admiral Miller’s experience with the U.S. Navy, and as the chairman of an aerospace and defense company.

•	Mr. Schievelbein’s experience as the President and Chief Operating Officer of Northrop Grumman Newport News, together with his experience on the Northrop Grumman Corporate Policy Council.

•	Mr. von der Heyden’s experience on several boards of directors and boards of trustees and as a senior executive of large public companies, together with his varied business and finance experience.

Structure of the Board of Directors

Our board of directors is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, and the terms are staggered so that the term of only one class of directors expires at each annual meeting. The terms of the Class I, Class II and Class III directors expire in 2012, 2013 and 2014, respectively. The Class I directors include Mr. von der Heyden, Admiral Miller and Mr. Petters, the Class II directors include Admiral Fargo, Dr. Bruner and Mr. Davis, and the Class III directors include Mr. Schievelbein and Ms. Kelly.

Committees of the Board of Directors

The standing committees of our board of directors include an Audit Committee, a Compensation Committee and a Governance Committee, each as further described below. Each of these committees is composed exclusively of directors who are independent. Other committees may also be established by the board of directors from time to time.

Audit Committee. The members of the Audit Committee are Mr. von der Heyden (chair), Mr. Schievelbein and Dr. Bruner. The Audit Committee has the responsibility, among other things, to meet periodically with management and with both our independent auditor and internal auditor to review audit results and the adequacy of and compliance with our system of internal controls. In addition, the Audit Committee appoints or discharges our independent auditor, and reviews and approves auditing services and permissible non-audit services to be provided by the independent auditor in order to evaluate the impact of undertaking such added services on the independence of the auditor. The responsibilities of the Audit Committee are more fully described in our Audit Committee charter. The Audit Committee charter is posted on our website at www.huntingtoningalls.com and is available in print to any stockholder that requests it. All members of the Audit Committee are independent and financially literate. Further, the board of directors has determined that Mr. von der Heyden possesses accounting or related financial management expertise within the meaning of the NYSE listing standards and that he qualifies as an “audit committee financial expert” as defined under the applicable SEC rules.

Compensation Committee. The members of the Compensation Committee are Admiral Miller (chair) and Admiral Fargo. The Compensation Committee oversees all compensation and benefit programs and actions that affect our elected officers. The Compensation Committee also provides strategic direction for our overall compensation structure, policies and programs and reviews top-management succession plans. The Compensation Committee reviews and recommends to the board of directors the compensation of directors. The responsibilities of the Compensation Committee are more fully described in the Compensation Committee charter. The Compensation Committee charter is posted on our website at www.huntingtoningalls.com and is available in print to any stockholder that requests it. Each member of the Compensation Committee is a non-employee director, and there are no Compensation Committee interlocks involving any of the members of the Compensation Committee.

Governance Committee. The members of the Governance Committee are Ms. Kelly (chair), Mr. Davis and Admiral Fargo. The Governance Committee is responsible for developing and recommending to the board of directors criteria for board membership; identifying and reviewing the qualifications of candidates for election to the board of directors; and assessing the contributions and independence of incumbent directors in determining whether to recommend them for reelection to the board of directors. The Governance Committee also reviews and recommends actions to the board of directors on matters concerning transactions with related persons and matters involving corporate governance and, in general, oversees the evaluation of the board of directors. The responsibilities of the Governance Committee are more fully described in the Governance Committee charter. The Governance Committee charter is posted on our website at www.huntingtoningalls.com and is available in print to any stockholder that requests it.

Director Independence. Following the spin-off, our board of directors determined that the following directors are independent under NYSE rules: Admiral Fargo, Dr. Bruner, Mr. Davis, Ms. Kelly, Admiral Miller, Mr. Schievelbein and Mr. von der Heyden. Our board of directors annually determines the independence of directors based on a review by the directors and the Governance Committee. In affirmatively determining whether a director is independent, the board of directors determines whether each director meets the objective standards for independence set forth in the NYSE rules, which generally provide that:

•

A director who is an employee, or whose immediate family member (defined as a spouse, parent, child, sibling, father- and mother-in-law, son- and daughter-in-law, brother- and sister-in-law and anyone, other than a domestic employee, sharing the director’s home) is an executive officer of the company, would not be independent until three years after the end of such relationship.

•

A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from the company, other than director and committee fees and pension or other forms of deferred compensation for prior services (provided such compensation is not contingent in any way on continued service) would not be independent until three years after ceasing to receive such amount.

•

A director who is a partner of or employed by, or whose immediate family member is a partner of or employed by and personally works on the company’s audit, a present or former internal or external auditor of the company would not be independent until three years after the end of the affiliation or the employment or auditing relationship.

•

A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the company’s present executives serve on the other company’s compensation committee would not be independent until three years after the end of such service or employment relationship.

•

A director who is an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues, would not be independent until three years after falling below such threshold.

Compensation of Non-Employee Directors

Director compensation is determined by our board of directors with the assistance of its Compensation Committee. Such compensation consists of an annual retainer, an annual equity award, annual fees for serving as a committee chair and other types of compensation as determined by the board from time to time.

Director Compensation Table

The following table sets forth information concerning the 2010 compensation awarded by Northrop Grumman to non-employee directors of Northrop Grumman who are non-employee directors of HII:

Name	Fees Earned or Paid in Cash (1) ($)	Stock Awards (2) ($)	All Other Compensation ($)	Total ($)
Thomas B. Fargo (3)(4)	122,500	120,000	—	242,500
Thomas C. Schievelbein (5)	—	—	60,000	60,000

Footnotes:

(1)	Effective October 1, 2008, non-employee directors of Northrop Grumman earned an annual retainer of $220,000, $100,000 of which was paid in cash and the remainder of which was required to be deferred into a stock unit account pursuant to the 1993 Stock Plan for Non-Employee Directors, as amended (the “1993 Directors Plan”). The other annual retainers were paid in cash as follows:

Type of Retainer	Amount ($)
Audit Committee Retainer	10,000
Audit Committee Chair Retainer	25,000
Compensation Committee Chair Retainer	10,000
Governance Committee Chair Retainer	10,000
Policy Committee Chair Retainer	7,500
Non-executive Chairman of the Board	250,000
Matching Gifts for Education Program	Match of $1 per $1 of director contributions, up to $10,000 per director, to eligible educational programs in accordance with the rules of the program

(2)	Represents the target value of stock units awarded to each non-employee director of Northrop Grumman in 2010 under the 1993 Directors Plan. Of the $220,000 annual retainer earned by non-employee directors of Northrop Grumman, $120,000 was required to be deferred into a stock unit account (Automatic Stock Units) pursuant to the 1993 Directors Plan. Effective January 1, 2010, the amended 1993 Directors Plan provides that the Automatic Stock Units be paid at the conclusion of board service or earlier, as specified by the director, if he or she has more than five years of service. In addition, each director may defer payment of all or a portion of his or her remaining board retainer fee and other annual committee fees, which are placed into a stock unit account (Elective Stock Units). The Elective Stock Units are paid at the conclusion of board service or earlier as specified by the director, regardless of years of service. All deferral elections must be made prior to the beginning of the year for which the retainer and fees will be paid. Directors are credited with dividend equivalents in connection with the shares of our common stock until the shares are paid. The amount reported in this column for each director reflects the aggregate fair value on the date of grant, as determined under FASB Accounting Standards Codification Topic 718, Stock Compensation, of the stock units for each director, excluding any assumed forfeitures.
(3)	In 2010, a matching contribution was made by the company’s Matching Gifts for Education Program on behalf of Admiral Fargo in the amount of $2,500.
(4)	Admiral Fargo received an additional $10,000 for service on an Ad Hoc Committee of the Northrop Grumman board during 2010.
(5)	Pursuant to an agreement with NGSB, renewable on an annual basis, in 2010 Mr. Schievelbein received payment for service as a consultant on issues related to the management of NGSB and its programs, specializing in shipbuilding, ship repair, ship overhaul and other defense matters. The agreement expired on December 31, 2010 and has not been renewed.

Deferred Stock Units

As of December 31, 2010, the non-employee directors of HII who served as non-employee directors of Northrop Grumman had the following aggregate number of deferred stock units accumulated in their deferral accounts for all years of service as a director of Northrop Grumman, including additional stock units credited as a result of dividend equivalents earned on the stock units:

Name	Mandatory Deferral	Additional Voluntary Deferral	Total
Thomas B. Fargo	5,870	0	5,870

EXECUTIVE COMPENSATION

Prior to the spin-off, which was completed on March 31, 2011, we were a subsidiary of Northrop Grumman; therefore, our historical compensation strategy was primarily determined by Northrop Grumman’s senior management (“Northrop Grumman Management”) and the Compensation Committee of Northrop Grumman’s board of directors (the “Northrop Grumman Compensation Committee”) along with our senior management. Since the information presented in this section relates to our 2010 fiscal year, which ended on December 31, 2010, this Compensation Discussion and Analysis focuses primarily on our compensation programs and decisions with respect to 2010 and the processes used to determine 2010 compensation. The information in this section, including in the tables herein, is presented as of December 31, 2010 when Northrop Grumman was the relevant employer. Following the spin-off, we are the relevant employer and our board of directors has formed its own Compensation Committee that is responsible for our executive compensation programs going forward, which may be different from the compensation programs in place for 2010.

This Compensation Discussion and Analysis is presented in the following sections:

Compensation Philosophy: describes the principles that formed the foundation of the compensation and benefits programs covering our executives in 2010.

Section I—Roles and Responsibilities: provides an overview of the roles and responsibilities of the Northrop Grumman Compensation Committee, Northrop Grumman Management, our senior management and other parties involved in determining compensation for our Named Executive Officers (“HII NEOs”) for 2010.

Section II—Elements of Compensation: provides more details on our main compensation elements for HII NEOs for 2010—salary, annual incentives (or bonus), long-term incentive compensation and other benefits.

Section III—Policies and Procedures: gives additional information on policies and procedures related to HII NEO compensation for 2010.

Compensation Philosophy

The following compensation principles were based on principles approved by the Northrop Grumman Compensation Committee and formed the basis of our Compensation Philosophy prior to the spin-off.

•

Compensation programs were to be directly aligned with and reinforce stockholder interests, and accordingly had to be performance-based, transparent, defensible and designed to provide pay commensurate with company results. Compensation was designed to motivate and reward our management for delivering operational and strategic performance to maximize stockholder value and demonstrating our and Northrop Grumman’s values, behaviors, and leadership competencies.

•

Compensation and benefits had to be competitive within the market to attract and retain key talent that drives the desired business results. Market data was utilized to appropriately determine competitive pay levels.

•

A significant part of compensation was to be at risk based on financial and individual performance. The appropriate level of equity-related compensation linked to stockholder value was delivered through long-term incentives.

•

Compensation was to be disclosed and explained in a transparent, understandable manner. Clear and concise goals were established to enable the assessment of performance by the Northrop Grumman Compensation Committee and by stockholders through the Compensation Discussion and Analysis.

•

Compensation programs were to be consistent with financial objectives relative to our business conditions. Alignment to peer companies was considered when developing programs and goals; however, measures oriented to strongly improving business results will be the predominant factor.

•

Successful accomplishment of business goals in both annual operating performance and the achievement of increased stockholder value were designed to produce significant individual rewards, and failure to attain business goals was designed to negatively affect the pay of our executives.

•

To promote alignment of management and stockholder interests, all officers were expected to meet stock ownership guidelines in the following denominations of base salary: our President was required to hold three times his base salary and the other HII NEOs were required to hold one and one-half times their salary.

•

The mix of long-term awards, selection of performance criteria and oversight of compensation programs, together with other programs such as stock ownership guidelines, were designed to mitigate excessive risk by emphasizing a long-term focus on compensation and financial performance.

•

The HII NEO compensation strategy was to be consistent in philosophy for all incentive plan participants to ensure proper alignment, accountability, and line of sight regarding commitments and priorities. For 2010, over 85% of our President’s pay, and over 70% of the other HII NEOs’ pay, was based on compensation at risk.

SECTION I

Roles and Responsibilities for 2010

Role of Northrop Grumman Management

Northrop Grumman had an annual compensation review process that historically took place during the first quarter each year where it determined regular base salary merit increases, annual bonuses and grants of long-term incentives through an annual review of all employees, including the HII NEOs. The purpose of this review process was to measure individual performance over the course of the performance year against pre-set financial, operational and individual goals. The system assisted in ensuring that each HII NEO’s compensation was tied to the financial and operating performance of the company, the HII NEO’s individual achievement and the HII NEO’s demonstration of Northrop Grumman’s strategic initiatives and values.

Throughout the year, our President provided recommendations regarding the compensation of the HII NEOs (other than our President) to Northrop Grumman Management for their review and approval. These recommendations were reviewed by Northrop Grumman’s Chief Human Resources Officer (“Northrop Grumman CHRO”) and included all compensation actions for our officers, including the HII NEOs (other than our President), as well as participation in the company’s various executive benefit and perquisite programs. The Northrop Grumman CHRO reviewed all compensation actions for our officers and then made a recommendation to the Northrop Grumman CEO for his review and approval. This was one of many inputs the Northrop Grumman CEO considered when reviewing compensation recommendations provided by our President. The Northrop Grumman CEO also took into account the leadership, performance, skills and industry knowledge of our officers when making his decision. The Northrop Grumman CEO could also seek additional input from an independent consultant or request additional market data from the Northrop Grumman CHRO to assist with the decision. The Northrop Grumman CEO approved all compensation actions taken with respect to our officers other than our President, whose compensation and benefits were approved by the Northrop Grumman Compensation Committee.

Northrop Grumman Management also provided recommendations to the Northrop Grumman Compensation Committee regarding compensation actions for our President along with all executive plan designs and strategies. These recommendations included financial goals and criteria for the annual and long-term incentive plans. Northrop Grumman Management provided its recommendations based on information gathered from consultants and the market as well as from internal resources, allowing designs and strategies to be tied directly to the needs of Northrop Grumman’s and the company’s businesses.

Compensation Decisions for HII NEOs

In February 2010, the Northrop Grumman Compensation Committee, acting pursuant to authority under its charter, reviewed and approved compensation recommendations for our President. These compensation actions included a salary increase from $575,000 to $750,000, an annual bonus payment of $350,000 for 2009, and a grant of long-term incentives that included a grant of 122,700 stock options and a grant of 29,000 Restricted Performance Stock Rights (“RPSRs”) for the 2010 through 2012 performance period. These recommendations were provided to the Northrop Grumman Compensation Committee by the Northrop Grumman CEO.

In conjunction with the annual compensation cycle in the first quarter described above, the Northrop Grumman CEO approved the compensation actions for the HII NEOs below our President level. These compensation actions included salary increases, bonus payouts, and grants of RPSRs.

All grants of long-term incentive awards made to our employees by Northrop Grumman were within the annual grant guidelines established by the Northrop Grumman Compensation Committee. The Northrop Grumman Compensation Committee also established performance criteria for all Northrop Grumman employees, including our executives, regarding performance targets for both the Annual Incentive Plan (“AIP”) and Northrop Grumman’s long-term incentive stock plan (“LTI”).

Independent Consultant

The Northrop Grumman Compensation Committee relied on Mr. George Paulin, Chairman and CEO of Frederic W. Cook & Co., Inc. (“F.W. Cook”), for guidance in determining the levels and structure of executive compensation including our President. The Northrop Grumman Compensation Committee also utilized competitive salary data provided to the Northrop Grumman Compensation Committee by F.W. Cook and by Aon Hewitt (formerly Hewitt Associates and referred to herein as “Hewitt”).

Mr. Paulin’s role included: advising the Northrop Grumman Compensation Committee on management proposals as requested; serving as a resource to the Northrop Grumman Compensation Committee Chair on setting agenda items for Committee meetings and undertaking special projects; reviewing Northrop Grumman’s total compensation philosophy, peer groups and target competitive positioning for reasonableness and appropriateness; identifying market trends or practices; and providing proactive counsel to the Northrop Grumman Compensation Committee on best practices for board governance of executive compensation as well as areas of concern or risk in Northrop Grumman’s executive compensation programs. Our executives historically participated in those programs in which Mr. Paulin advised the Northrop Grumman Compensation Committee. Mr. Paulin and F.W. Cook received no other compensation from Northrop Grumman or from us except in connection with Mr. Paulin’s role as an independent consultant to the Northrop Grumman Compensation Committee.

In addition to Mr. Paulin, Northrop Grumman Management also utilized consulting services from Hewitt to provide competitive market data on our officer positions. Hewitt also provided data to Mr. Paulin on behalf of the Northrop Grumman Compensation Committee on an annual basis.

Neither Mr. Paulin nor Hewitt determined compensation amounts or made decisions regarding compensation recommendations for HII NEOs and other executives.

Benchmarking

Although compensation paid to the HII NEOs was not rigorously tied to that paid by peer groups, the Northrop Grumman Compensation Committee and the Northrop Grumman CEO determined that in order to support the objective of attracting and retaining leading executive talent, its total compensation program (base salary, target annual incentive awards, target long-term incentive award values and benefits) should, in the aggregate, approximate the 50th percentile in the market.

To assess market levels of compensation for Northrop Grumman elected officers, Northrop Grumman Management collected compensation data from a Target Industry Peer Group and a General Industry Peer Group to perform annual analyses. These peer groups for 2010 are detailed below. The Northrop Grumman Compensation Committee has determined that these groups provide a reasonable and relevant comparison of market data.

Consistent with the Compensation Philosophy discussed above, in 2010 the Northrop Grumman Compensation Committee initiated a review of these peer groups previously established for benchmarking compensation of Northrop Grumman’s elected officers, including our President. This study, prepared for the Northrop Grumman Compensation Committee by Mr. Paulin of F.W. Cook, resulted in modifications to the Target Industry Peer Group. The group was expanded from 11 to 15 companies, and some companies in the existing peer group were replaced. The objective of these changes was to better approximate the competitive marketplace within which Northrop Grumman operates and competes for talent while enhancing Northrop Grumman’s ability to obtain market data upon which to evaluate executive compensation. The new group included six of the nine largest worldwide defense contractors where comparable U.S. data was available and captured companies participating in Hewitt’s executive compensation survey.

For 2010, the Target Industry Peer Group consisted of the following 15 companies:

2010 Target Industry Peer Group (current)
3M Co.*	Johnson Controls, Inc.*
The Boeing Co.	L-3 Communications Holdings, Inc.*
Caterpillar, Inc.*	Lockheed Martin Corp.
Emerson Electric Co.*	Raytheon Co.
General Dynamics Corp.	SAIC, Inc.*
Goodrich Corp.*	Textron, Inc.*
Honeywell International, Inc.	United Technologies Corp.
ITT Corp.*

*	Added in 2010

Historically, the composition of the General Industry Peer Group fluctuated from year to year based on participation in Hewitt’s executive compensation survey however the basic design remained consistent; Fortune 100 companies participating in the survey, excluding financial services organizations due to their unique pay models. For 2010, data was compiled from 47 organizations. The analysis included a review of data as reported in the survey (including the 25th, 50th, and 75th percentile information) and employed statistical analysis to assess market pay on an adjusted basis, as determined by revenue size.

For 2010, the General Industry Peer Group consisted of the following 47 companies:

2010 General Industry Peer Group
Abbott Laboratories	Merck & Co., Inc.
Aetna, Inc.	PepsiCo, Inc.
AT&T, Inc.	Pfizer, Inc
Caterpillar, Inc.	Philip Morris International
Chevron Corporation	Procter & Gamble
CHS, Inc.	Raytheon Company
Comcast Corporation	Sunoco, Inc.
CVS Corporation	SUPERVALU INC.
Delta Air Lines Inc.	Target Corporation
E. I. du Pont de Nemours and Company	The Boeing Company
FedEx Corporation	The Coca-Cola Company
Ford Motor Company	The Dow Chemical Company
General Dynamics Corporation	The Home Depot, Inc.
General Electric Company	The Kroger Co.
Honeywell International, Inc.	The Walt Disney Company
Humana, Inc.	Tyson Foods Incorporated
IBM Corporation	United Parcel Service
Ingram Micro, Inc.	United Technologies Corporation
Johnson & Johnson	UnitedHealth Group
Johnson Controls, Inc.	Valero Energy Corporation
Kraft Foods, Inc.	Verizon Communications, Inc.
Lockheed Martin Corporation	Walgreen Co.
Lowe’s Companies, Inc.	Wellpoint, Inc.
Medco Health Solutions, Inc.

Compensation for Our President

Hewitt provided an analysis of elected officers in the two peer groups compared to Northrop Grumman executives. This information was analyzed by F.W. Cook and presented to the Northrop Grumman Compensation Committee in December 2010. This study was used as a reference to make base salary, bonus and long-term incentive plan recommendations for the Northrop Grumman Compensation Committee to review and approve in February 2011. The Northrop Grumman CEO utilized this information to determine compensation for his direct reports, including our President. With respect to our President however, the Northrop Grumman CEO recommendation to the Northrop Grumman Compensation Committee was limited to an annual bonus (pertaining to the 2010 performance year). The recommendation for our President’s annual incentive award was approved by the Northrop Grumman Compensation Committee at their meeting on February 15, 2011.

In 2010, target total compensation was measured for Northrop Grumman elected officers, including our President. Target total compensation is comprised of base salary, target annual incentive awards, target long-term incentive award values and benefits. As an elected officer of Northrop Grumman, Mr. Petters’ target total compensation was measured each year as part of an annual review conducted by Hewitt and F. W. Cook.

Compared to the Target Industry Peer Group, Mr. Petters’ target total compensation was 34% above the size-adjusted median, and for the General Industry Peer Group his target total compensation was 28% above the size-adjusted median. Mr. Petters’ compensation levels reflect the value Northrop Grumman has placed on the knowledge, skills and experience that he has brought to his role overseeing the Shipbuilding sector. In addition, Northrop Grumman has placed value on internal peer comparisons and equity in terms of Mr. Petters’ job scope and responsibilities.

Compensation for HII NEOs

Northrop Grumman Management had available extensive information on competitive market practices. The primary source of survey information that Northrop Grumman Management relied upon was provided by Hewitt and typically focused on companies in the heavy manufacturing industry with annual revenues similar, in Northrop Grumman Management’s judgment, to our annual revenue. Northrop Grumman Management, including the Northrop Grumman CEO, utilized this information when reviewing compensation information for all officers, including the HII NEOs.

To evaluate competitive pay levels in the marketplace, both the Northrop Grumman Compensation Committee and the Northrop Grumman CEO reviewed data reported from F.W. Cook and Hewitt for our President. The Northrop Grumman CEO reviewed data from Hewitt and SIRS Executive surveys from ORC Worldwide/Mercer for the remaining HII NEOs, including the 25th, 50th, and 75th percentile information. Where appropriate, the data presented to the Northrop Grumman Compensation Committee and the Northrop Grumman CEO also used statistical analysis of the applicable peer group to predict market pay levels based on revenue size.

Each of our executive positions that could be compared to relevant peer data was benchmarked to the relevant data. Executive positions that were unique to us and could not be benchmarked to the market were compared internally based on their relative duties and responsibilities. HII NEOs were matched to the Hewitt or SIRS benchmark positions, considering revenue size of the business unit for base salary, annual bonus and long-term incentives. Once the survey results were released, the matches were confirmed and the market data was extracted for use in determining annual salary, bonus and long-term incentive recommendations. In 2010, total direct compensation (base salary, annual bonus, long-term incentives) was measured for the remaining HII NEOs and their compensation levels ranged from 11% to 20% above the 50th percentile of the applicable survey results; Ms. Niland, 11%; Mr. Edenzon, 11%; Mr. Mulherin, 11%; Mr. Ermatinger, 20%.

Risk Assessment

During the fourth quarter of 2009 the Northrop Grumman board of directors oversaw an internal assessment of Northrop Grumman’s risk profile, including the potential risk posed by the compensation programs in which our employees participated. This was followed by a risk assessment of Northrop Grumman’s executive compensation programs in the first quarter of 2010, performed by the Northrop Grumman Compensation Committee’s compensation consultant, Mr. Paulin of F.W. Cook. As a part of these risk assessments, the following were determined:

•

the board and the Northrop Grumman Compensation Committee exercise close oversight over the performance measures utilized by the annual and long-term incentive plans, both of which serve to drive long-term performance and enhance stockholder value;

•

the performance objectives of the plans are linked such that achievement of annual incentive plan measures serves to enhance long-term performance of Northrop Grumman and the company while also supporting the goals established for the long-term incentive plan; and

•

the connection of performance metrics between the annual and long-term plans incentivizes long-term performance over short-term gain. Moreover, in addition to other risk-mitigating features incorporated into Northrop Grumman’s compensation programs such as holding-period requirements, stock ownership guidelines and a compensation recoupment policy, Northrop Grumman relies upon a rigorous system of internal controls to prevent any individual employee from creating adverse material risk in pursuit of an annual or long-term award.

SECTION II

Elements of Compensation

The compensation elements for the HII NEOs for fiscal 2010 are summarized in the table below and then described in more detail following the table.

Element of Compensation	Objectives	If Variable, Performance Measured	Cash or Equity

Salaries

•    targeted at a competitive market median on a job-by-job basis

•    adjusted above or below median based on executive’s experience, skills and sustained performance

•    served to recruit and retain the talent necessary to run our businesses

		Not variable	Cash

Annual Incentive

•    designed to motivate executives to attain vital short-term goals

•    intended to provide a competitive level of compensation when the individual and the company achieve the approved performance objectives

•    tying the annual incentive directly to financial performance provided the most effective alignment with stockholder interests

Variable, based on our and Northrop Grumman’s performance for all executives other than our President, which is based solely on Northrop Grumman performance, and adjusted for individual performance 2010 performance criteria were the following:

•    new business awards

•    pension-adjusted operating margin

•    free cash flow conversion before discretionary pension funding

•    non-financial performance goals

Cash

Element of Compensation	Objectives	If Variable, Performance Measured	Cash or Equity

Long-Term Incentives

•    for 2010, long-term incentives granted to our President in the form of Northrop Grumman stock options (50%) and Northrop Grumman Restricted Performance Stock Rights (50%); to the other HII NEOs in the form of Northrop Grumman Restricted Performance Stock Rights (100)%

		See below	Equity

Stock Options	• provided direct alignment with stockholder interest while serving as a retention tool	Variable, based on Northrop Grumman stock price	Equity

Restricted Performance Stock Rights	• designed to establish a long-term performance perspective for the executives • stock-based arrangement to create stockholder-managers interested in Northrop Grumman’s sustained growth and prosperity

Variable, based on:

•    pension-adjusted operating margin

•    pension-adjusted return on net assets

•    for our President, performance is measured in terms of Northrop Grumman stock price only (3 year total shareholder return)

Equity

Other Benefits	• supplemental retirement, savings, medical and severance plans consistent with industry practice	Not variable	Cash

Salaries

Base salaries of the HII NEOs were targeted at a competitive market median on a job-by-job basis with individual variations explained by differences in each incumbent’s experience, skills, and sustained performance. Internal pay relationships and equitability were also considered. The Northrop Grumman Compensation Committee reviewed and approved our President’s salary and the Northrop Grumman CEO reviewed and approved the other HII NEOs’ salaries, based on recommendations from our President, on an annual basis, or at the time of promotion or a substantial change in responsibilities, and made adjustments as needed based on the Compensation Philosophy described above.

In February 2010, the Northrop Grumman Compensation Committee approved base salary increases for certain sector presidents, including Mr. Petters, whose base salary was raised from $575,000 to $750,000. This action was taken to more closely align the sector presidents in terms of internal equity since the scope of job responsibilities is very similar.

Annual Incentives

Under the Northrop Grumman Annual Incentive Plan, the Northrop Grumman Compensation Committee approved annual incentive compensation targets for our President and the Northrop Grumman CEO approved the annual incentive compensation targets for the other HII NEOs. The incentive compensation targets were determined for each position based on market prevalence, individual job level, scope and overall influence on the business results. The Northrop Grumman Compensation Committee and the Northrop Grumman CEO considered both the recommendations of consultants and those of Northrop Grumman Management and our senior management in determining appropriate annual incentive target levels. The target incentive award (“Target Bonus”) represented a percentage of each executive’s base salary and, after the year ended, provided a basis upon which a final award amount was determined by the Northrop Grumman Compensation Committee and the Northrop Grumman CEO based on an assessment of the financial performance against pre-determined performance criteria and individual performance.

The annual incentive targets below were established for the HII NEOs:

2010 Annual Incentive Targets

Name	Title	Target Payout %	Payout Range % of Salary
C. Michael Petters	President and Chief Executive Officer	75%	0%—150%
Barbara A. Niland	Vice President and Chief Financial Officer	40%	0%—80%
Irwin F. Edenzon	Vice President and General Manager—Gulf Coast Operations	45%	0%—90%
Matthew J. Mulherin	Vice President and General Manager—Newport News Operations	45%	0%—90%
William R. Ermatinger	Vice President and Chief Human Resources Officer	40%	0%—80%

For 2010, our President’s bonus was evaluated based on the Northrop Grumman Company Performance Factor (“CPF”) and an Individual Performance Factor (“IPF”). For the remaining HII NEOs, bonuses were evaluated based on the Northrop Grumman Company Performance Factor, our Sector Performance Factor (“SPF”), and an IPF. Within the annual incentive formula described below, the CPF and SPF were weighted equally (50% each) and could range from 0% to 200%. The IPF could range 0-125%. Final bonus award payments were capped at 200% of an individual’s target bonus.

Annual incentive formula for 2010:

Base Salary	x	Target	%	=	Target Bonus

Target Bonus	x	CPF	x	IPF	=	Final Bonus Award	*

*	For elected officers including our President, as a member of Northrop Grumman’s Corporate Policy Council, the CPF within the formula is weighted 100% on Northrop Grumman company performance. For the other NEOs, the CPF equals Final Company Financial Metric (50%) plus Final Sector Score (50%). The Final Sector Score is comprised of sector level performance of the same financial and non-financial metrics explained below.

At the conclusion of the calendar year, an annual performance evaluation for each HII NEO, other than our President, was conducted by the Northrop Grumman CEO who reviewed and approved the IPFs for those HII NEOs. The IPF was determined based upon consideration of the following factors:

•	Financial performance

•	Performance on non-financial goals, including company-level goals and specific operating factors

•	Strategic leadership and vision

•	Program execution and performance

•	Customer relationships

•	Peer and employee relationships

The Northrop Grumman CEO and Northrop Grumman Compensation Committee reviewed all performance information, as well as the comparison to market data, and approved bonus amounts. As previously noted, the Northrop Grumman CEO approved bonus amounts for all HII NEOs (other than our President) and the Northrop Grumman Compensation Committee approved our President’s final bonus amount. The Northrop Grumman Compensation Committee approved the final financial performance factors (CPF and SPF) that were used to determine the annual incentive payout. The Northrop Grumman Compensation Committee also had full discretion to make adjustments to the CPF and/or SPF if it determined such adjustment was warranted. For example, in instances where our performance has been impacted by material, unusual or non-recurring gains and losses, changes in law, regulations or in generally accepted accounting principles, accounting charges or other extraordinary events not foreseen at the time the targets were set. The Northrop Grumman Compensation Committee has also adjusted payouts downward in the past despite performance targets having been met when it determined circumstances existed that had a negative impact on us and they were not reflected in the performance calculation. Actual adjustments for 2010 are described below.

2010 Annual Incentive Goals and Results

For the 2010 performance year, the Northrop Grumman Compensation Committee determined that the evaluation of Northrop Grumman performance would be based on achievement of both financial and non-financial metric goals. The final Northrop Grumman CPF equaled the financial metric score multiplied by the assessment for the non-financial metrics which were scored in the range of 80% to 120%. The Northrop Grumman Compensation Committee assessed non-financial performance with a recommendation from the Northrop Grumman CEO.

The three Northrop Grumman financial metrics focused on capturing new business awards, expanding the current pension-adjusted operating margin rate and on free cash flow conversion (calculated as free cash flow before discretionary pension funding divided by net income). The six Northrop Grumman non-financial metrics were customer satisfaction, diversity, engagement (attrition), environmental, quality and safety, measured as follows:

•

Customer Satisfaction—measured in terms of feedback received from customers including customer generated performance scores, award fees, as well as verbal and written feedback. For example, Department of Defense contracts that meet certain thresholds are required to provide feedback through the Contractor Performance Assessment Reporting System.

•	Diversity—measured in terms of improving representation of females and people of color in mid-level and senior-level management positions with respect to peer benchmarks.

•

Engagement (attrition)—measured in terms of voluntary attrition, which is an indicator of engagement levels within an organization as companies with high employee engagement retain a more motivated and productive workforce.

•	Environmental—measured in terms of the reduction, in metric tons, of greenhouse gases emissions.

•

Quality—measured using program-specific objectives available within each of Northrop Grumman’s sectors. This metric integrates available measures of quality including defect rates, process quality, supplier quality, planning quality and other appropriate criteria for program type and phase.

•	Safety—measured by Total Case Rate, and defined as the number of OSHA recordable injuries (any medical treatment requiring more than first aid) per 100 full-time employees.

The score for operating margin is adjusted based upon the amount of earnings charges recorded for the year. The adjustment can increase the score by a maximum of five percentage points if the actual operating margin rate is equal to or above target and minimal charges are recorded or decrease the score by up to five percentage points if significant charges are recorded and the target operating margin rate is not achieved. Each financial metric/goal is described below and shown with its relative weighting.

Northrop Grumman Financial Goals that were Applicable to our President

Metric/Goal	Weighting	Threshold Performance	Target Performance	Maximum Performance	2010 Actual Performance (as adjusted)
New Business Awards (Amounts in Billions)	20%	$27.0	$30.0	$37.0	$31.8
Pension-Adjusted Operating Margin Rate*	40%	8.0%	9.0%	10.0%	$9.3%
Free Cash Flow Conversion	40%	80%	100%	135%	119%

*	This goal is adjusted for net FAS/CAS pension expense.

For 2010, the Northrop Grumman Compensation Committee used its discretion to adjust the financial metric scores for four unusual, non-recurring items: financial impacts resulting from the shipbuilding strategic actions; IRS tax settlement for years 2004 through 2006; cash tender offer for Northrop Grumman debt securities; and the purchase of the new headquarters facility in Virginia. Three of the adjustments increased the score and one of the adjustments decreased the score.

After adjusting for the four unusual items described above, the Northrop Grumman adjusted financial performance score was 142%. For non-financial metrics, the calculated score was 107%. After incorporating performance on the three financial metrics and six non-financial metrics, the final CPF for Northrop Grumman was 152%. Based on an overall assessment of performance at Northrop Grumman, the Northrop Grumman CEO recommended to the Northrop Grumman Compensation Committee a company performance score of 150%. After reviewing Northrop Grumman’s overall performance, the Northrop Grumman Compensation Committee approved a final CPF of 150%.

Northrop Grumman non-financial goals applicable to our President were based on Company-level performance, including customer satisfaction, diversity, engagement (attrition), environmental, quality and safety, as described above. Based on an assessment of the adjusted company-level financial performance, the company-level non-financial performance metrics, and his individual performance factor, the Northrop Grumman Compensation Committee determined a score of 161% for our President for 2010. The calculation resulted in an annual incentive payout of $900,000 for the 2010 performance year.

Financial Goals that were Applicable to the Remaining HII NEOs

Metric/Goal	Weighting	Threshold Performance	Target Performance	Maximum Performance	2010 Actual Performance (as adjusted)
New Business Awards (Amounts in Billions)	20%	$3.4	$3.8	$4.6	$5.4
Operating Margin Rate	40%	5.9%	6.9%	7.9%	6.7%
Free Cash Flow Conversion*	40%	50%	65%	85%	92%

*	Defined as free cash flow divided by operating margin where free cash flow is adjusted for net external interest expense and foreign tax and operating margin is adjusted for purchased intangible amortization and intersegment margin.

AIP scores for our NEOs other than our President are based on the HII Final AIP score times an individual performance factor, with the HII Final AIP score based on the following calculation:

HII Final AIP Score = 50% x (Northrop Grumman financial metric score) + 50% x (HII score)

HII Score = (HII financial metric score) x (HII non-financial metric score + HII operating factor (range of 80—120%))

Within the annual incentive formula for the HII score, the operating factor is based on our performance as measured against a set of pre-approved HII specific objectives that consist of the following priorities: HII improvement projects, human capital, achieving first time quality, supply chain management, facilities and technology, and financial predictability. Consistent with the calculation of the Northrop Grumman financial metric score, our operating margin score is adjusted based upon the amount of HII earnings charges taken during the year. The HII non-financial metrics are the same as those for the company described above.

After adjusting for the Shipbuilding strategic actions (wind down of Shipbuilding activities in Avondale, Louisiana), the adjusted HII financial metric score was 150%. The combined assessment for the non-financial metrics and HII specific objectives was 118% resulting in a HII score of 177%. A final HII AIP score of 160% was calculated by taking 50% of the company financial metric score (142%) and 50% of the HII score (177%). For 2010, the Compensation Committee accepted the CEO’s recommendation that the HII Final AIP score be set at 160%, including an adjustment to the HII financial metrics for non-recurring strategic actions in Shipbuilding, and recognizing the success of the HII team in addressing the non-financial goals in Shipbuilding.

Details on the range of bonuses that could have been payable based on 2010 performance are provided in the Grants of Plan-Based Awards table. Actual bonus payouts for 2010 performance are provided in the Summary Compensation Table.

Long-Term Incentive Compensation

2010 Stock Option and Restricted Performance Stock Right Award

During 2010, each of the HII NEOs was granted long-term incentive awards in the form of Northrop Grumman equity grants. With respect to the amount of long-term incentive awards granted to the HII NEOs in 2010, the Northrop Grumman Compensation Committee determined the target award value for our President, and the Northrop Grumman CEO determined the target award values for the other HII NEOs based on the market analysis discussed in this Compensation Discussion and Analysis, applying value-based guidelines which focus on the value delivered versus the number of shares delivered (share-based guidelines). The Northrop Grumman Compensation Committee and Northrop Grumman CEO believed that value-based guidelines more effectively allow for the delivery of target opportunities that are consistent with median awards given to individuals holding comparable positions at peer companies.

2010 Long-Term Incentive Target Value

Name	Title	Target Value (% of Base Salary)
C. Michael Petters	President and Chief Executive Officer	248%
Barbara A. Niland	Vice President and Chief Financial Officer	114%
Irwin F. Edenzon	Vice President and General Manager—Gulf Coast Operations	122%
Matthew J. Mulherin	Vice President and General Manager—Newport News Operations	122%
William R. Ermatinger	Vice President and Chief Human Resources Officer	83%

In 2010, the Northrop Grumman Compensation Committee granted 50% of the target value in the form of stock options and 50% in the form of RPSRs to our President. The Northrop Grumman Compensation Committee believed it is important to utilize performance-based units such as RPSRs in combination with stock options, as this long-term incentive combination focuses on creating stockholder value. Stock options granted to our President in 2010 vest in three annual installments of 33% each, becoming fully vested after three years, and expiring after seven years. For the other NEOs, the Northrop Grumman CEO approved awards 100% in the form of RPSRs.

The Northrop Grumman Compensation Committee evaluated RPSR performance requirements each year to ensure they are aligned with Northrop Grumman’s objectives. For the 2010 grant, the Northrop Grumman Compensation Committee reviewed the performance metrics with management and determined that for elected officers of Northrop Grumman, including our President, performance would be measured in terms of relative Total Shareholder Return (“TSR”). TSR is measured by comparing Northrop Grumman share performance over a three-year period to the performance of top aerospace and defense companies in the United States and Europe, and to the S&P Industrials Index which comprises companies within the S&P 500 classified as Industrials.

For the other HII NEOs, financial performance would be measured based on the Return On Net Assets (“RONA”) adjusted for pension benefits and the pension-adjusted operating margin rate achieved at the end of the three-year period. Final performance determination is an equally weighted sum of RONA and pension-adjusted operating margin rate results. Target performance is based upon achieving a RONA of 14% and achieving a pension-adjusted operating margin rate of 10% at the end of 2012.

Shares that ultimately are vested and paid out under an RPSR award to the executive can vary from 0% to 200% of the original number of shares granted. RPSR awards may be paid in shares, cash or a combination of shares and cash. Dividends are not paid or earned on RPSR awards. More details on the 2010 stock option and RPSR grants to the President and HII NEOs are provided in the Grants of Plan-Based Awards Table.

Recently Completed RPSR Performance Period (2008—2010)

During the first quarter of each year, the Northrop Grumman Compensation Committee reviewed Northrop Grumman’s financial performance achievement against established goals to determine payout multiples for RPSRs with a performance period that ended in the prior year. The Northrop Grumman Compensation Committee had authority to make adjustments to the payout multiple if it determines such adjustment is warranted. For example, in certain instances where our performance was impacted by material, unusual or non-recurring gains and losses, changes in law, regulations or in generally accepted accounting principles, accounting charges or other extraordinary events not foreseen at the time the targets were set, the Northrop Grumman Compensation Committee used discretion in to modify the final awards. Individual performance is not relevant to the amount of the final payout of RPSRs.

At the February 15, 2011 meeting, the Northrop Grumman Compensation Committee reviewed performance for the January 1, 2008 to December 31, 2010 RPSR performance period. The final award for this grant of RPSRs was based on an equally weighted sum of RONA and cumulative, pension-adjusted, operating margin.

The amount of cumulative pension adjusted operating margin over the three year period was less than the threshold amount, resulting in a score of 0%, primarily because of the $3.1 billion goodwill impairment charge taken in 2008. RONA exceeded the maximum amount, resulting in a score of 200%. Based on equal weighting for each metric, the final performance for the 2008 grant was determined to be 100%.

Retention Grants for Key Employees

In January 2011, the Northrop Grumman Compensation Committee approved, for recommendation to the HII board of directors, special long-term incentive stock grants in the form of restricted stock rights (“RSRs”) for the HII NEOs, including our President. These grants were contingent upon the completion of the spin-off. The purpose of these grants was to ensure overall business continuity and a successful transition from Northrop Grumman to Huntington Ingalls Industries. The HII NEOs were granted RSRs with the following approximate values on the date of grant: Mr. Petters, $2,500,000; Ms. Niland, $1,000,000; Mr. Edenzon, $1,000,000; Mr. Mulherin, $1,000,000; Mr. Ermatinger, $750,000. These grants were made in HII shares upon the date of the distribution, with the number of shares based on the closing price on that date, and will vest 100% after three years.

Treatment of Long-Term Incentive Awards Following the Spin-Off

In connection with the spin-off, HII established an equity incentive plan to provide for awards with respect to shares of HII’s common stock. At the time of the distribution, the exercise price of and number of shares subject to any outstanding option to purchase Northrop Grumman stock, as well as the number of shares subject to any RPSRs, RSRs or other Northrop Grumman equity award, held by HII’s current and former employees on the distribution date were adjusted to reflect the value of the distribution such that the intrinsic value of such awards at the time of separation is held constant. The performance of each award was determined as of December 31, 2010 and fixed with a payout during the normal cycle in shares of HII stock at the end of the performance period. The awards will continue under HII for the remaining portion of each respective performance period. In addition, existing performance criteria applicable to such awards were modified appropriately to reflect the spin-off such that the remaining portion of each grant is based on HII performance metrics. The equity awards held by the HII NEOs were adjusted in the same manner as the awards held by our other current and former employees.

Other Benefits

This section describes the other benefits HII NEOs received in 2010. These benefits were non-performance related and were designed to provide a market competitive package for purposes of attracting and retaining the executive talent needed to achieve our business objectives. These included benefits under broad-based retirement plans, as well as supplemental executive benefits provided in addition to those provided to all other employees. These supplemental benefits included supplemental pension plans, enhanced health and welfare benefits and the Special Officers Retiree Medical Plan (“SORMP”) for our President offered at retirement.

Defined Benefit Retirement Plans

Northrop Grumman maintained tax-qualified defined benefit plans that covered the HII NEOs and the majority of our workforce. Compensation, age and service factor into the amount of the benefits provided under the plans. Thus, the plans were structured to reward and retain employees of long service and to recognize higher performance levels as evidenced by increases in annual pay.

Northrop Grumman maintained supplemental defined benefit plans that covered the HII NEOs. These plans (1) provided benefits that would have been provided under the tax-qualified plans but for limitations imposed by the Internal Revenue Code and (2) provided larger accruals for elected and appointed officers in recognition of the higher levels of responsibility for such executives. Such benefits are common in the aerospace and defense industry.

Although benefits were paid from different plans due to plan and legal requirements, Northrop Grumman imposed an overall cap on all the pension benefits which included the HII NEOs. Each officer’s total pension benefit under all pension plans combined was limited to no more than 60% of his or her final average pay. Additional information on these defined benefit retirement plans and the cap on officer pension benefits is provided in the Pension Benefits Table.

Defined Contribution Savings Plans

Northrop Grumman maintained tax-qualified retirement savings plans that covered the HII NEOs and the majority of our workforce. Participating employees contributed amounts from their pay to the plans, and Northrop Grumman generally provided a matching contribution.

Northrop Grumman maintained two supplemental savings plans that covered all eligible employees, including the HII NEOs. The Savings Excess Plan allowed the HII NEOs and all other eligible employees to defer compensation beyond the limits of the tax-qualified plans and receive a matching contribution. The HII NEOs and all other eligible employees could also defer compensation under the Deferred Compensation Plan. No match was provided under the Deferred Compensation Plan, which was closed to new contributions as of December 31, 2010.

Additional information about the Savings Excess and Deferred Compensation Plans is provided in the Nonqualified Deferred Compensation Table.

Special Officer Retiree Medical Plan (“SORMP”)

The SORMP was closed to new participants in 2007. Only our President was a participant in the SORMP and was entitled to retiree medical benefits pursuant to the terms of the SORMP. The coverage was essentially a continuation of the executive medical benefits plus retiree life insurance. Additional information about the SORMP is provided in the Retiree Medical Arrangement section in the attached tables.

Perquisites

HII NEOs were eligible for certain executive perquisites which included financial planning, income tax preparation, physical exams and personal liability insurance. While almost all other executive perquisites have been eliminated, the perquisites that remained were the most common within the marketplace and were viewed as an important component of our total compensation package. On an annual basis, Northrop Grumman Management and the Northrop Grumman Compensation Committee reviewed both perquisites and benefits for companies participating in the Aon Hewitt market-based database.

Use of Northrop Grumman Aircraft

Our President was able to utilize Northrop Grumman aircraft for business and personal travel. Throughout the year, if any HII NEO used Northrop Grumman aircraft for personal travel, the costs for such travel were imputed as income and subject to the appropriate tax reporting according to IRS regulations and this benefit was not grossed up.

Severance and Change-in-Control Benefits

Northrop Grumman had an established severance plan for elected and appointed officers. Prior to December 31, 2010, Northrop Grumman also maintained a change-in-control Special Agreement for certain elected officers, including our President. During its March 2010 meeting, the Northrop Grumman Compensation Committee approved the termination of all change-in-control agreements and plans at Northrop Grumman as of December 31, 2010, including the Special Agreement previously in effect for our President.

The severance plan provided compensation and benefits for a reasonable period if participants are terminated.

Northrop Grumman’s Severance Plan for Elected and Appointed Officers was implemented in August 2003, and offers severance to officers who qualify and are approved to receive such treatment. Generally, executives are unemployed for a time period following a termination, and the purpose of the severance plan was to help bridge an executive’s income and health coverage during this period. Effective October 1, 2009, the Northrop Grumman Compensation Committee approved a modification to severance benefits for our President and reduced the severance benefits from two years of salary and bonus to eighteen months. All other HII NEOs were eligible for severance benefits equal to one year of base salary + target bonus. In general, these benefits were consistent with severance multiples and benefit continuation periods in the market. The severance benefits that are provided to the HII NEOs under the Northrop Grumman Severance Plan for Elected and Appointed Officers are the following:

For our President

•	Lump sum cash payment = 1 1/ 2 x (Base Salary + Target Bonus)

•	Continue to pay portion of medical & dental benefits for 18 months concurrent with COBRA coverage. The employee is responsible for his/her portion

•	Outplacement assistance up to 1 year after termination

•	Continued reimbursement of eligible financial planning expenses for the year of termination and the following year, up to a maximum of $15,000 per year

For the HII NEOs

•	Lump sum cash payment = 1 x (Base Salary + Target Bonus)

•	Continue to pay portion of medical & dental benefits for 12 months concurrent with COBRA coverage. The employee is responsible for his/her portion

•	Outplacement assistance up to 1 year after termination

•	Continued reimbursement of eligible financial planning expenses for the year of termination and the following year, up to a maximum of $5,000 per year

Additional information on the benefits provided under the severance plan is provided in the Severance/Change-in-Control section of the tables. None of the HII NEOs will be entitled to any severance benefits under the Northrop Grumman Severance Plan for Elected and Appointed Officers as a result of the spin-off.

SECTION III

Policies and Procedures

Tax Deductibility of Pay

Section 162(m) of the Internal Revenue Code generally limits the annual tax deduction to $1 million per person for compensation paid to a public company’s CEO and its next three highest-paid executive officers (other than the CFO). Qualifying performance-based compensation is not subject to the deduction limit. For 2010, none of the HII NEOs was within the group of Northrop Grumman executive officers that was subject to the Code Section 162(m) limitations. Following the spin-off, we will consider the application of the Code Section 162(m) limits. However, our compensation decisions will be made, among other things, to ensure market competitive rates are maintained and retention of critical executives is achieved. Sometimes these decisions may result in compensation amounts being non-deductible under Code Section 162(m).

Grant Date for Equity Awards

Historically, the annual grant cycle for stock options and other equity awards occurred at the same time as salary increases and annual incentive grants. This typically occurred in February each calendar year. This timing allowed management and the Northrop Grumman Compensation Committee and the Northrop Grumman CEO to

make decisions on three compensation components at the same time, utilizing a total compensation perspective. The Northrop Grumman Compensation Committee and the Northrop Grumman CEO reviewed and approved long-term incentive grants in February and established the grant price for stock options on the date of the Northrop Grumman Compensation Committee meeting. The grant price was equal to the closing price of Northrop Grumman’s stock on the date of grant.

At its February 2010 meeting, the Northrop Grumman Compensation Committee reviewed and approved the long-term incentives for our President, and long-term incentives for the remaining HII NEOs were approved by the Northrop Grumman CEO under his delegation from the Northrop Grumman Compensation Committee. The 2010 grant was approved after the filing of Northrop Grumman’s Form 10-K for 2009 on February 9, 2010, as the Northrop Grumman Compensation Committee and Northrop Grumman CEO believe it is important to have the grant occur following the release of detailed financial information about the company. This approach allows for the stock price to be fully reflective of the market’s consideration of material information disclosed in Northrop Grumman’s Form 10-K.

Stock Ownership Guidelines

Northrop Grumman maintained stock ownership guidelines which applied to the HII NEOs. These guidelines were intended to further promote alignment of management and stockholder interests. These guidelines required that the HII NEOs and other officers own stock denominated as a multiple of their annual salaries which could be accumulated over a five-year period from the date of hire or promotion into an officer position.

The Stock Ownership guidelines were as follows:

•	HII President: 3 x base salary

•	Other HII NEOs: 11/2 x base salary

Shares that satisfy the stock ownership guidelines included:

•	Stock owned outright by an officer

•	Restricted Stock Rights, whether or not vested

•	Value of equivalent shares held in the Northrop Grumman Savings Plan, the Northrop Grumman Financial Security and Savings Program and the Northrop Grumman Savings Excess Plan.

Stock options and unvested RPSRs were not included in calculating ownership until they were converted to actual shares owned.

During its September 2010 meeting, the Northrop Grumman Compensation Committee performed its annual review of the ownership of all elected officers including our President. The Northrop Grumman CEO performed a review of the stock ownership holdings of Northrop Grumman’s Appointed Officers; these included the remaining HII NEOs. Officers whose current stock ownership fell below certain thresholds were asked to provide a plan for achieving compliance. The Northrop Grumman Compensation Committee and the Northrop Grumman CEO were satisfied with the efforts of all officers to achieve compliance.

In September 2008, the Northrop Grumman Compensation Committee approved a stock trading program under SEC Rule 10b5-1 for purposes of more effectively managing insider sales of stock. The plan covered all the HII NEOs and other officers. An insider could establish a plan during any quarterly window period for the next window period. The duration of the plan was one year.

Executive Compensation Recoupment

The Northrop Grumman Compensation Committee approved an executive compensation recoupment policy (also known as a “clawback” policy) at its December 2008 meeting that became effective in the first quarter of

2009, and was subsequently amended in March 2010. The policy applied to our NEOs and all other employees at the level of Vice President or higher. When first adopted, Northrop Grumman could recover annual and long-term incentive compensation when incentive payments had been based on financial results that were later restated due to misconduct.

In the first quarter of 2010, the Northrop Grumman Compensation Committee approved strengthening the policy to allow for the recovery of incentive compensation payments based on restated financial results regardless of whether misconduct was determined to have been the cause of the restatement. The Northrop Grumman Compensation Committee believed this broader definition governing the basis for incentive compensation recoupment would better serve shareholder interests and those of Northrop Grumman.

The Northrop Grumman Compensation Committee was responsible for investigating potential payments based on inaccurate financial results that were later restated, and determining whether any incentive payments are to be recovered.

Stock Holding Requirement

Effective with February 2010 awards, Northrop Grumman implemented a new stock holding policy for elected and appointed officers further emphasizing the importance of sustainable performance and appropriate risk management behaviors. This new policy worked in conjunction with the stock ownership requirements and required all officers (Corporate Policy Council members and vice presidents) to hold, for a period of three years, 50% of the net shares (after taxes) received from RPSR payouts and stock option exercises. This change was effective with the 2010 grants and for grants made in subsequent years. Grants to employees prior to 2010 are not subject to these holding requirements. These holding requirements will generally continue upon termination and retirement for a one-year period after separation from the company, affecting any stock vesting or option exercises in that one-year period. Stock vesting or options exercised after the one-year anniversary of retirement or termination will not be subject to the holding requirement.

2010 Summary Compensation Table

Name & Principal Position	Year	Salary(1) ($)	Bonus ($)	Stock Awards(2) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	Change in Pension Value and Non- Qualified Deferred Compensation Earnings(4) ($)	All Other Compensation(5) ($)	Total ($)
C. Michael Petters President and Chief Executive Officer	2010 2009 2008	716,346 572,788 566,827	0 0 0	2,208,350 1,490,069 2,379,608	1,400,034 861,877 946,494	900,000 350,000 603,750	434,140 593,065 490,672	62,009 76,789 73,803	5,720,879 3,944,588 5,061,154

Barbara A. Niland Vice President and Chief Financial Officer	2010 2009 2008	332,875 312,115 297,019	0 0 0	1,043,265 920,387 652,775	0 0 0	267,800 110,000 174,300	450,950 545,626 376,775	50,779 69,391 76,442	2,145,669 1,957,519 1,577,311

Irwin F. Edenzon Vice President and General Manager—Gulf Coast Operations	2010 2009 2008	368,723 347,115 322,231	0 0 0	1,264,864 1,051,902 606,210	0 51,959 0	306,798 140,000 199,200	215,018 340,778 266,050	53,168 60,144 101,649	2,208,571 1,991,898 1,495,340

Matthew J. Mulherin Vice President and General Manager—Newport News Operations	2010 2009 2008	368,723 347,115 328,040	0 0 0	1,264,864 1,051,902 652,775	0 51,959 0	306,798 140,000 199,200	243,700 273,116 216,647	62,712 73,885 75,601	2,246,797 1,937,977 1,472,263

William R. Ermatinger Vice President and Chief Human Resources Officer	2010 2009 2008	286,017 267,471 257,500	0 0 0	664,874 670,603 388,171	0 0 0	207,088 90,000 124,500	256,136 309,709 256,791	57,304 75,247 75,263	1,471,419 1,413,030 1,102,225

Footnotes:

(1)	The amounts in this column include amounts deferred under the savings and nonqualified deferred compensation plans.
(2)	The dollar value shown in these columns is equal to the grant-date fair value of equity awards made during the year. For assumptions used in calculating these numbers, see Footnote 4 on the Grants of Plan-Based Awards table. Amounts for 2008 have been adjusted to reflect expected performance on date of grant. The maximum grant date value (200%) of 2010 stock awards for each NEO is listed below:

•	C. Michael Petters $3,454,480

•	Barbara A. Niland $1,605,023

•	Irwin F. Edenzon $1,945,944

•	Matthew J. Mulherin $1,945,944

•	William R. Ermatinger $1,022,883

(3)	For 2009 and 2008, these amounts were paid under Northrop Grumman’s annual bonus plan based on performance achieved during the prior year, as described in the Compensation Discussion and Analysis. 2010 bonus information was approved by the Northrop Grumman Compensation Committee on February 15, 2011. The amounts in this column include amounts deferred under the savings and nonqualified deferred compensation plans.
(4)	There were no above-market earnings in the nonqualified deferred compensation plans (see the description of these plans under the Nonqualified Deferred Compensation table). The amounts in this column relate solely to the increased present value of the executive’s pension plan benefits (see the description of these plans under the Pension Benefits table).
(5)	The 2010 amount listed in this column for Mr. Petters includes medical, dental, life and disability premiums ($47,192), company contributions to Northrop Grumman defined contribution plans ($9,800), personal liability insurance ($541) and personal and dependent travel including company aircraft ($4,476).

The 2010 amount listed in this column for Ms. Niland includes medical, dental, life and disability premiums ($33,699), company contributions to Northrop Grumman defined contribution plans ($16,533), personal liability insurance ($500) and personal and dependent travel including company aircraft ($47).

The 2010 amount listed in this column for Mr. Edenzon includes medical, dental, life and disability premiums ($33,652), company contributions to Northrop Grumman defined contribution plans ($18,066), financial planning/income tax preparation ($950) and personal liability insurance ($500).

The 2010 amount listed in this column for Mr. Mulherin includes medical, dental, life and disability premiums ($43,896), company contributions to Northrop Grumman defined contribution plans ($14,316), financial planning/income tax preparation ($4,000) and personal liability insurance ($500).

The 2010 amount listed in this column for Mr. Ermatinger includes medical, dental, life and disability premiums ($42,592), company contributions to Northrop Grumman defined contribution plans ($13,752), financial planning/income tax preparation ($460) and personal liability insurance ($500).

Method for Calculating Perquisite Value

The following method was used to calculate the value of personal use of Northrop Grumman aircraft described in the paragraphs above. Northrop Grumman calculates the incremental cost of each element, which includes trip-related crew hotels and meals, in-flight food and beverages, landing and ground handling fees, hourly maintenance contract costs, hangar or aircraft parking costs, fuel costs based on the average annual cost of fuel per mile flown, and other smaller variable costs. Fixed costs that would be incurred in any event to operate Northrop Grumman aircraft (e.g., aircraft purchase costs, maintenance not related to personal trips, and flight crew salaries) are not included. The amount related to the loss of tax deduction to Northrop Grumman on account of personal use of corporate aircraft under the Internal Revenue Code is not included.

2010 Grants of Plan-Based Awards

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options(3) (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(4)
Name & Principal Position	Grant Type	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target ($)	Maximum (#)
C. Michael Petters President and Chief Executive Officer	Incentive Plan RPSR Options	2/16/10 2/16/10	0	562,500	1,125,000	0	29,000	58,000		122,700	59.56	2,208,350 1,400,034
Barbara A. Niland Vice President and Chief Financial Officer	Incentive Plan RPSR	2/16/10	0	133,900	267,800	0	13,474	26,948				1,043,265

Irwin F. Edenzon Vice President and General Manager—Gulf Coast Operations	Incentive Plan RPSR	2/16/10	0	166,860	333,720	0	16,336	32,672				1,264,864

Matthew J. Mulherin Vice President and General Manager—Newport News Operations	Incentive Plan RPSR	2/16/10	0	166,860	333,720	0	16,336	32,672				1,264,864

William R. Ermatinger Vice President and Chief Human Resources Officer	Incentive Plan RPSR	2/16/10	0	115,051	230,102	0	8,587	17,174				664,874

Footnotes:

(1)	Amounts in these columns show the range of payouts that was possible under Northrop Grumman’s annual bonus plan based on performance during 2010, as described in the Compensation Discussion and Analysis.

(2)	These amounts relate to RPSRs granted in 2010 under the 2001 Long-Term Incentive Stock Plan. Each RPSR represents the right to receive a share of Northrop Grumman’s common stock upon vesting of the RPSR. For the President, the RPSRs may be earned based on relative Total Shareholder Return over a three-year period commencing on January 1, 2010 and ending December 31, 2012. For other NEOs, the RPSRs may be earned based on Northrop Grumman’s Operating Margin (“OM”) and RONA performance over a three-year performance period commencing January 1, 2010 and ending December 31, 2012. The payout will occur in early 2013 and may range from 0% to 200% of the rights awarded. Earned RPSRs may be paid in shares, cash or a combination of shares and cash. An executive must remain employed through the performance period to earn an award, although pro-rata vesting results if employment terminates earlier due to retirement, death or disability. See the Severance/Change-in-Control section for treatment of RPSRs in these situations and upon a change in control.
(3)	These amounts relate to non-qualified stock options granted in 2010 under the 2001 Long-Term Incentive Stock Plan. The exercise price for the options equals the closing price of Northrop Grumman’s common stock on the date of grant. The options vest in one-third installments on the first three anniversaries of the grant date and become fully vested after three years. The options may also vest upon a change in control under certain circumstances, and a portion of the options may vest upon termination due to retirement, death or disability (see more on these issues in the Severance/Change-in-Control section). The options expire seven years from the date of the grant. No dividends or dividend equivalents are payable with respect to the options.
(4)	For assumptions used in calculating these numbers in accordance with U.S. GAAP, see “Notes to Consolidated Financial Statements—Note 18.”

Outstanding Equity Awards at 2010 Year-End

	Option Awards						Stock Awards
Name & Principal Position	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned (#) Options (#)	Grant Date	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested(2) (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested(3) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested(4) ($)
C. Michael Petters	0	122,700	0	2/16/10	59.56	2/16/17	0	0	29,000	1,878,620
President and Chief Executive Officer	39,683 39,700 0 27,000 40,000 20,000 10,000 8,000 8,000 4,000	79,367 19,850 0 9,000 0 0 0 0 0 0	0 0 0 0 0 0 0 0 0 0	2/17/09 2/27/08 1/15/08 2/28/07 2/15/06 11/1/04 6/14/04 8/20/03 8/20/02 1/18/02	44.99 80.82 71.85 65.10 52.43 52.49 47.11 57.40 49.21	2/17/16 2/27/15 2/28/17 2/15/16 11/1/14 6/14/14 8/20/13 8/20/12 1/18/12	0 0 12,500 0 0 0 0 0 0 0	0 0 809,750 0 0 0 0 0 0 0	20,700 13,000 0 0 0 0 0 0 0 0	1,340,946 842,140 0 0 0 0 0 0 0 0

Barbara A. Niland Vice President and Chief Financial Officer	0 0 0	0 0 0	0 0 0	2/16/10 2/17/09 2/27/08			0 0 0	0 0 0	13,474 12,786 6,213	872,846 828,277 402,478

Irwin F. Edenzon Vice President and General Manager—Gulf Coast Operations	0 2,489 0 0	0 4,980 0 0	0 0 0 0	2/16/10 2/17/09 2/27/08 3/20/08	44.99	2/17/16	0 0 0 0	0 0 0 0	16,336 14,613 5,107 683	1,058,246 946,630 330,831 44,245

Matthew J. Mulherin	0	0	0	2/16/10			0	0	16,336	1,058,246
Vice President and General Manager—Newport News Operations	2,489 0 0 8,000 5,000 4,000	4,980 0 0 0 0 0	0 0 0 0 0 0	2/17/09 2/27/08 2/28/07 6/14/04 8/20/03 8/20/02	44.99 52.49 47.11 57.40	2/17/16 6/14/14 8/20/13 8/20/12	0 0 0 0 0 0	0 0 0 0 0 0	14,613 6,213 0 0 0 0	946,630 402,478 0 0 0 0

William R. Ermatinger Vice President and Chief Human Resources Officer	0 0 0 0	0 0 0 0	0 0 0 0	2/16/10 2/17/09 3/20/08 2/27/08			0 0 0 0	0 0 0 0	8,587 9,316 455 3,253	556,266 603,490 29,475 210,729

Footnotes:

(1)

Options awarded vest at a rate of 33 1/3% per year on the grant’s anniversary date over the first three years of the seven-year option term. Options granted prior to 2008 vest at a rate of 25% per year on the grant’s anniversary date over the first four years of the ten-year option term.

(2)	Outstanding Restricted Stock Rights (RSRs) for Mr. Petters of 12,500 fully vested on January 15, 2011.
(3)	These are target numbers for RPSRs. The first RPSR award for each NEO will vest based on performance for the three-year period ending on December 31, 2012; the second, based on performance for the three-year period ending on December 31, 2011; and the third (and fourth for Mr. Edenzon and Mr. Ermatinger), based on performance for the three-year period ending on December 31, 2010.
(4)	Based on closing price of Northrop Grumman’s stock on December 31, 2010 of $64.78 for target RPSRs.

2010 Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name & Principal Position	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting(*) (#)	Value Realized on Vesting ($)

C. Michael Petters	0	0	15,660	932,710
President and Chief Executive Officer
Barbara A. Niland	0	0	4,567	272,011
Vice President and Chief Financial Officer
Irwin F. Edenzon	0	0	4,350	259,086
Vice President and General Manager—Gulf Coast Operations
Matthew J. Mulherin	0	0	6,090	362,720
Vice President and General Manager—Newport News Operations
William R. Ermatinger	0	0	3,480	207,269
Vice President and Chief Human Resources Officer

Footnote:

(*)	All shares in this column are RPSRs.

2010 Pension Benefits

Name & Principal Position	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit(*) ($)	Payments During Last Fiscal Year ($)

C. Michael Petters	CPC SERP	6.17	1,236,757	0
President and Chief Executive Officer	NNS Restoration	22.50	2,326,126	0
	NNS Salaried Pension Plan	22.50	496,901	0
Barbara A. Niland	OSERP	32.00	1,765,890	0
Vice President and Chief Financial Officer	ERISA 2	7.50	281,647	0
	ES Executive Pension Plan	32.00	946,364	0
	Northrop Grumman Pension Plan	32.00	588,673	0
Irwin F. Edenzon	OSERP	21.00	1,055,557	0
Vice President and General Manager—Gulf Coast Operations	NNS Restoration	13.17	471,922	0
	NNS Salaried Pension Plan	13.17	437,970	0
Matthew J. Mulherin	OSERP	30.00	684,500	0
Vice President and General Manager—Newport News Operations	NNS Restoration	28.50	941,115	0
	NNS Salaried Pension Plan	28.50	556,063	0
William R. Ermatinger	OSERP	23.58	868,995	0
Vice President and Officer Chief Human Resources	ERISA 2	7.50	106,145	0
	ES Executive Pension Plan	23.55	345,854	0
	Northrop Grumman Pension Plan	23.55	339,573	0

Footnote:

(*)	While benefits may be spread over different plans, it was Northrop Grumman’s policy that an executive’s total benefit under these plans was essentially limited to 60% of such executive’s final average pay. Service listed above in the CPC SERP represents employment while in a CPC position. The pension benefits for Mr. Petters under the CPC SERP are based on an alternate formula (as described in more detail in the CPC SERP section below) which includes total Northrop Grumman service.

The pension values included in this table are the present value of the benefits expected to be paid in the future. They do not represent actual lump sum values that may be paid from a plan. The amount of future payments is based on the current accrued pension benefit as of December 31, 2010. Pursuant to the SEC disclosure rules: (i) the actuarial assumptions used to calculate amounts for this table are the same as those used for Northrop Grumman’s financial statements and (ii) all pension values are determined assuming the NEO works until the specified retirement age, which is the earliest unreduced retirement age (as defined in each plan).

The value of accumulated benefits for Ms. Niland and Mr. Ermatinger has been computed in accordance with SEC guidance. This guidance results in an overlap of benefits in the OSERP and the ES Executive Pension Plan (“EPP”) which has the effect of overvaluing their benefits. Based on SEC guidance, the assumed OSERP retirement age for Ms. Niland and Mr. Ermatinger is the date on which they attain 85 points (age 55 in each case). At this age, their EPP benefit is zero, thereby increasing the OSERP benefit (see description of each of these plans below for further details). The assumed retirement age for the remaining plans is age 60. Under this assumption, the EPP and the OSERP are both payable. In reality, Ms. Niland and Mr. Ermatinger will retire under only one retirement age. If they were to retire on their earliest retirement age of 55, their annual annuity, based on current service and earnings, would be approximately $218,300 and $147,500 respectively. The present values are $2,570,985 and $1,298,413 which represent a more accurate value of their total benefit rather than the total amounts of $3,582,574 and $1,660,567 shown above.

General Explanation of the Table

Through acquisitions, Northrop Grumman acquired numerous pension plans applying to different groups of employees. Through changes in employment, individual employees may be covered by several different pension plans. However, an executive’s total benefit under these plans was essentially limited to 60% of his final average pay. Legally, the accrued pension benefit cannot be reduced or taken away so all of these historical pension plans were maintained.

Pension plans provide income during retirement as well as benefits in special circumstances including death and disability. In general, the plans were structured to reward and retain employees of long service and recognize higher achievement levels as evidenced by increases in annual pay. The term “qualified plan” generally means a plan that qualifies for favorable tax treatment under Internal Revenue Code Section 401. Savings plans (also known as 401(k) plans) and traditional pension plans are examples of qualified plans. Qualified plans apply to a broad base of employees. The term “nonqualified plan” generally means a plan that is limited to a specified group of management personnel. The nonqualified plans supplement the qualified plans and (1) provide benefits that would be provided under Northrop Grumman’s qualified plans but for limitations imposed by the Internal Revenue Code and (2) provide a minimum level of pension benefits to elected and appointed officers of Northrop Grumman in recognition of the higher levels of responsibility.

The amounts in the table are based on the specific provisions of each plan, which are described in more detail below. There are two basic types of pension benefits reflected in the Pension Benefits Table: non-cash balance type benefits and cash balance type benefits. For purposes of the amounts in the table: non-cash balance type benefits are determined based on the annual pension earned as of December 31, 2010, and include any supplemental payments. Cash balance type benefits are based on the account balance as of December 31, 2010, plus a future interest credit, converted to an annuity using the applicable conversion factors.

Ms. Niland and Mr. Ermatinger participated in the Northrop Grumman Pension Plan (“NGPP”), the Northrop Grumman Electronic Systems Executive Pension Plan (“ES EPP”), and the Northrop Grumman Supplemental Plan 2 (“ERISA 2”). Mr. Petters, Mr. Edenzon and Mr. Mulherin participated in the Newport News Shipbuilding, Inc. Retirement Plan (“NNS Plan”) and the Newport News Shipbuilding, Inc. Retirement Benefit Restoration Plan (“NNS Restoration Plan”). Each NEO except Mr. Petters also participated in the Officers Supplemental Executive Retirement Program (“OSERP”). Mr. Petters participated in the CPC Supplemental Executive Retirement Program (“CPC SERP”).

The change in pension values shown in the Summary Compensation Table includes the effect of:

•	an additional year of service from December 31, 2009 to December 31, 2010;

•	changes in eligible pension pay;

•	changes in applicable pay cap limits; and

•	changes in actuarial assumptions.

Description of Qualified Plans

Northrop Grumman Pension Plan (NGPP) and Newport News Shipbuilding, Inc.

Retirement Plan (“NNS Plan”)

These plans are part of the Northrop Grumman Pension Program (the “Program”). The general benefit structure of plans within the Program is similar except for the historical benefit formulas, the transition benefit formulas and the timing of the transition period, all of which are described below.

The Program is a group of defined benefit pension plans qualified under Internal Revenue Code Section 401. The Program provides up to three component pieces of benefits depending on when a participant is hired and terminates. The following chart illustrates the component pieces of the Program benefit (described in more detail after the chart):

Part B

(5-Year Transition Benefit)

Benefit based on a formula similar

to the one under

the historical plan formula

during the transition period

Part A		or		Part D
Benefit under the historical plan formula before the transition period	+	(if greater)	+	Benefit under the cash balance formula after the transition period	=	Pension Benefit

Part C

(5-Year Transition Benefit)

Benefit under the cash balance

formula during the transition period

The components are the historical benefit (the Part A benefit), the transition benefit (the greater of the Part B benefit or the Part C benefit) and the cash balance benefit (the Part D benefit). Eligible employees who joined the Program after the transition date associated with their pension plan accrue only the cash balance benefit (Part D) from their date of participation.

The qualified benefit for each NEO is the sum of these three benefits (Part A + Part B or C + Part D).The transition period for the NGPP is July 1, 2003 through June 30, 2008 while the transition period for the NNS Plan is January 1, 2004 through December 31, 2008. During the transition period, each eligible participant earned the greater of (i) the benefit calculated under a formula similar to his or her historical plan (Part B) or (ii) the cash balance formula benefit (Part C).

The Program’s cash balance formula (Parts C and D benefits) uses a participant’s points (age plus years of service) to determine a pay-based credit amount (a percentage of eligible pay) on a monthly basis. Interest is credited monthly on the amount in the participant’s hypothetical individual account. At normal retirement age, a participant’s balance in the hypothetical account is converted into an annuity payable for life, using factors specified in the Program. There are various forms of annuities from which the participant can choose, including a single life annuity or a joint-and-survivor annuity.

Specific Elements of the Program

The following paragraphs describe specific elements of the Program in more detail.

•	Formulas Under Historical Plans:

•

Northrop Grumman Electronic Systems Pension Plan (“NG ESPP”). The NG ESPP is a sub-plan of the NGPP and provides a benefit equal to 2% multiplied by the sum of all years of pensionable compensation (as limited by Code section 401(a)(17)) from January 1, 1995 plus a frozen benefit accrued under the prior Westinghouse Pension Plan, if any. Participants hired prior to January 1,

1995 who elect an annuity form of payment for their Westinghouse frozen benefit are eligible for an annual pre-age 62 supplemental benefit equal to $144 per year of service. This supplemental benefit is paid to those who retire prior to age 62 with payments ceasing at age 62. The NG ESPP was a contributory plan until April 1, 2000. Ms. Niland and Mr. Ermatinger have historical (Part A) benefits under this formula.

•

Newport News Shipbuilding, Inc. Retirement Plan. The NNS Plan provides a benefit equal to 55% of final average pay (as limited by Code section 401(a)(17)) multiplied by benefit service up to a maximum of 35 years divided by 35. Participants with pre-1997 service also have a frozen accrued benefit with the prior NNS parent company, Tenneco. Total benefit service is used for the NNS Plan benefit but the frozen accrued benefit with Tenneco is offset from the total benefit. Final average pay is the average of the final 60 months of base pay multiplied by 12 to determine an annual final average pay. Mr. Petters, Mr. Edenzon and Mr. Mulherin have historical (Part A) benefits under this formula.

•

Cash Balance Formula. Table 1 shows the percentage of pay credit specified at each point level for the Part C benefit for each NEO. Interest is credited monthly based on the 30-year Treasury bond rate.

•	For the Part D benefit, the cash balance formula for all NEOs is based on Table 2.

Table 1 (Heritage)

	Credit Amount
Points (attained age and total service)	All Eligible Pay	Eligible Pay in Excess of Social Security Wage Base

Under 25	6.0%	6.0%
25 to 34	6.5%	6.0%
35 to 44	7.0%	6.0%
45 to 54	7.5%	6.0%
55 to 64	8.0%	6.0%
65 to 74	8.5%	6.0%
75 to 84	9.0%	6.0%
Over 84	9.5%	6.0%

Table 2 (Part D Formula)

	Credit Amount
Points (attained age and total service)	All Eligible Pay	Eligible Pay in Excess of Social Security Wage Base

Under 25	3.5%	4.0%
25 to 34	4.0%	4.0%
35 to 44	4.5%	4.0%
45 to 54	5.0%	4.0%
55 to 64	5.5%	4.0%
65 to 74	6.5%	4.0%
75 to 84	7.5%	4.0%
Over 84	9.0%	4.0%

•

Vesting. Participants vest in their Program benefits upon completion of three years of service. As of December 31, 2010, each NEO has a nonforfeitable right to receive retirement benefits, which are payable upon early (if eligible) or normal retirement, as elected by the NEO.

•

Form of Benefit. The standard form of benefit is an annuity payable for the life of the participant. At normal retirement the annuity for the cash balance formula is equal to the accumulated account balance divided by 9. Other annuity options may be elected; however, each of them is actuarially equivalent in value to the standard form. The NG ESPP also allows a lump-sum form of distribution to be elected on a portion of the historical (Part A) benefit.

•	Pay. Pay for purposes of the cash balance, and the NG ESPP formulas is basically salary plus the annual cash bonus. Final average pay for the NNS Plan is determined using base salary only.

•

Normal Retirement. Normal retirement means the benefit is not reduced for early commencement. It is generally specified in each formula: age 65 for the historical NG ESPP and NNS Plan formula and the later of age 65 and three years of vesting service for the cash balance formula.

•

Early Retirement. Early retirement eligibility for the historical NNS Plan and for the cash balance formulas occurs when the participant attains both age 55 and completes 10 years of service. Early retirement for the NG ESPP can occur when the participant attains either age 58 and completes 30 years of service or attains age 60 and completes 10 years of service. Alternatively, an NG ESPP participant may elect to commence an actuarially reduced vested benefit at any time following termination. Early retirement benefits under both the historical and cash balance formulas may be reduced for commencement prior to normal retirement. This is to reflect the longer period of time over which the benefit will be paid.

•

All NEOs have completed 10 or more years of service; hence, they are eligible for early retirement under the NGPP or the NNS Plan, as applicable, upon attainment of the early retirement age requirement. Early retirement benefits for each NEO cannot commence prior to termination of employment.

Description of Nonqualified Plans

ERISA 2

ERISA 2 is a nonqualified plan which provides benefits that would have been paid under the NGPP but for the Code section 401(a)(17) limit on the amount of compensation that may be taken into account under a qualified plan. ERISA 2 also provides benefits based on compensation deferred under a Company deferred compensation plan, because such deferrals are not included as compensation under the qualified plans. Benefits under ERISA 2 are subject to a general limitation of 60% of final average pay (reduced for early retirement, if applicable, according to the rules of the OSERP) for all Company pension benefits. Optional forms of payment are generally the same as those from the qualified plan, plus a 13-month delayed lump sum option on a portion of the ERISA 2 benefit. Reductions for early retirement apply in the same manner as under the associated qualified plan.

Ms. Niland and Mr. Ermatinger began participation under the ERISA 2 plan on July 1, 2003; the date ERISA 2 was amended to cover NG ESPP participants.

NNS Restoration Plan

NNS Restoration Plan is a nonqualified plan which provides benefits that would have been paid under the NNS Plan but for the Code section 401(a)(17) limit on the amount of compensation that may be taken into account under a qualified plan and the Code Section 415 limit on benefits that may be paid under a qualified plan. The NNS Restoration Plan also provides benefits based on total compensation (generally base pay plus bonus earned in a calendar year) including compensation deferred under a Northrop Grumman deferred compensation plan. Benefits under the NNS Restoration Plan are subject to a general limitation of 60% of final average pay (reduced for early retirement, if applicable, according to the rules of the OSERP) for all Northrop Grumman pension benefits. Optional forms of payment are the same as those under the NNS Plan. Reductions for early retirement apply in the same manner as under the NNS Plan.

Mr. Petters, Mr. Edenzon and Mr. Mulherin began participation under the NNS Restoration Plan when they reached applicable pay grades for inclusion in the Plan.

ES Executive Pension Plan

The ES EPP is a nonqualified plan, frozen to new entrants on July 1, 2003. It provides a gross supplemental pension equal to 1.47% of final average pay for each year or portion thereof that the participant was making maximum contributions to the NG ESPP or predecessor plan. Final average pay is the average of the highest five annualized base salaries at December of each year on or after 1995 plus the average of the highest five annual incentive payments since January 1, 1995. The final ES EPP benefit is reduced by benefits from the NG ESPP and ERISA 2. Participants vest in their ES EPP benefits upon attaining age 58 and completion of 30 years of service, attaining age 60 and completion of 10 years of service or attaining age 65 and completion of 5 years of service. These milestones must be attained prior to termination from the Company. As of December 31, 2010 Ms. Niland and Mr. Ermatinger were not vested in their respective ES EPP benefits. Optional forms of payment are the same as those from the NG ESPP.

OSERP

The OSERP is a nonqualified plan frozen to new entrants on July 1, 2008; therefore, officers hired on or after this date and any promoted officers who do not participate in a qualified defined benefit pension plan are not allowed to participate in the OSERP. They instead participate in the Officers Retirement Account Contribution Plan, which is a defined contribution plan arrangement. Ms. Niland, Mr. Edenzon, Mr. Mulherin and Mr. Ermatinger participated in the OSERP which provides a total pension benefit equal to a percentage of final average pay (the average pay without the 401(a)(17) limit and including deferred compensation in the three highest-paid plan years during the greater of (i) the last ten consecutive years of participation, or (ii) all consecutive years of participation since January 1, 1997) where the percentage is determined by the following formula: 2% for each year of service up to 10 years, 1.5% for each subsequent year up to 20 years, and 1% for each additional year over 20 and less than 45, less any other Northrop Grumman pension benefits. In the OSERP provisions, all years of service with Northrop Grumman are used to determine the final percentage.

The OSERP benefit when combined with all Northrop Grumman pension benefits cannot exceed the general limit of 60% of final average pay (reduced for early retirement, if applicable, according to the rules of the OSERP). Optional forms of payment are generally the same as those from the qualified plan, plus a 13-month delayed lump sum option on a portion of the OSERP benefit.

Normal Retirement: Age 65.

Early Retirement: Age 55 and completion of 10 years of service. Benefits are reduced by the smaller of 2.5% for each year between retirement age and age 65, or 2.5% for each point less than 85 at retirement. Points are equal to the sum of age and years of service.

Vesting: Participants vest in their OSERP benefits upon attaining age 55 and completion of 10 years of service or attaining age 65 and completion of 5 years of service. These milestones must be attained prior to termination from Northrop Grumman.

CPC SERP

The CPC SERP is a nonqualified plan, frozen to new entrants on July 1, 2009. Mr. Petters is eligible to participate in the CPC SERP which provides a pension equal to the greater of the amount accrued under the CPC SERP formula or the benefit calculated using the OSERP provisions. Effective July 1, 2009, the CPC SERP formula is a percentage of final average pay (as defined under the OSERP) where the percentage is determined by the following formula: 3.3334% for each year or portion thereof that the participant has served on the Corporate Policy Council up to 10 years, 1.5% for each subsequent year up to 20 years and 1% for each additional year over 20. The final CPC SERP benefit is determined by deducting any other Northrop Grumman pension benefits accrued for the same period of council service.

CPC SERP participants will also have their benefits calculated under the OSERP provisions and if it results in a greater amount, the benefit under the OSERP provisions will be provided.

The CPC SERP benefit when combined with all Northrop Grumman pension benefits cannot exceed the general limit of 60% of final average pay (reduced for early retirement, if applicable, according to the rules of the CPC SERP). Optional forms of payment are generally the same as those from the qualified plan, plus a 13-month delayed lump sum option on a portion of the CPC SERP benefit.

Normal Retirement: Age 65.

Early Retirement: The later of the first day of the month following termination or the commencement of the participant’s qualified plan benefit. Benefits are reduced by the smaller of 2.5% for each year between retirement age and age 65, or 2.5% for each point less than 85 at retirement. Points are equal to the sum of age and years of service.

Vesting: Participants vest in their CPC SERP benefits when they have vested in their qualified plan benefits.

409A Restrictions on Timing and Optional Forms of Payment

Under IRC section 409A, employees who participate in company-sponsored nonqualified plans such as the ES EPP, ERISA 2, NNS Restoration Plan, the OSERP and the CPC SERP are subject to special rules regarding the timing and forms of payment for benefits earned or vested after December 31, 2004 (“post-2004 benefits”). Payment of post-2004 benefits must begin on the first day of the month coincident with or following the later of attainment of age 55 and termination from the Northrop Grumman. The optional forms of payment for post-2004 benefits are limited to single life annuity or a selection of joint and survivor options.

Specific Assumptions Used to Estimate Present Values

Assumed Retirement Age: For all plans, pension benefits are assumed to begin at the earliest retirement age that the participant can receive an unreduced benefit payable from the plan. OSERP and CPC SERP, benefits are first unreduced once the NEO reaches age 55 and accumulates 85 points or reaches age 65. For the NG ESPP (Part A and B benefits), the associated ERISA 2 (Part B benefits) and the ES EPP, vested benefits are first unreduced for the NEO at the earlier of age 60 and completion of 30 years of service or age 65. NNS Plan and associated NNS Restoration Plan benefits (Part A and B benefits), are first unreduced at the earlier of age 62 and completion of 10 years of service or age 65. Given each NEO’s period of service, cash balance benefits (Part C and D benefits) will be converted to an annuity on an unreduced basis at age 55.

When portions of an NEO’s benefit under the “Part A + Part B or Part C + Part D” structure have different unreduced retirement ages, the later unreduced age is used for the entire benefit.

Discount Rate: The applicable discount rates are 6.00% as of December 31, 2009 (6.25% for the NNS Plan and 5.75% for Plan B) and 5.75% as of December 31, 2010 (6.00% for the NNS Plan).

Mortality Table: As was used for financial reporting purposes, RP-2000 projected ten years without collar adjustment as of December 31, 2009 and RP-2000 projected eleven years without collar adjustment as of December 31, 2010.

Present Values: Present values are calculated using the Assumed Retirement Age, Discount Rate, and Mortality Table described above; they assume the NEO remains employed until his earliest unreduced retirement age.

Future Investment Crediting Rate Assumption: Cash balance amounts are projected to the Assumed Retirement Age based on the future investment crediting rate assumptions of 4.37% as of December 31, 2009 and 3.80% as of December 31, 2010. These rates are used in conjunction with the discount rate to estimate the present value amounts for cash balance benefits.

Information on Executives Eligible to Retire and Additional Notes

Mr. Edenzon is eligible to retire early and begin pension benefits immediately under all plans in which he participates. His total annual immediate benefit assuming he had terminated on December 31, 2010 was $165,943.

2010 Nonqualified Deferred Compensation

Name & Principal Position	Plan Name	Executive Contributions in Last FY(1) ($)	Registrant Contributions in Last FY(2) ($)	Aggregate Earnings in Last FY(3) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE(4) ($)

C. Michael Petters	Deferred Compensation	0	0	255,026	0	2,544,647
President and Chief Executive Officer	Savings Excess	0	0	0	0	0
Barbara A. Niland	Deferred Compensation	0	0	0	0	0
Vice President and Chief Financial Officer	Savings Excess	49,469	9,016	10,283	0	312,896
Irwin F. Edenzon	Deferred Compensation	0	0	26,742	52,221	138,690
Vice President and General Manager—Gulf Coast Operations	Savings Excess	26,372	10,549	14,974	0	152,868
Matthew J. Mulherin	Deferred Compensation	84,418	0	215,114	0	1,619,631
Vice President and General Manager—Newport News Operations	Savings Excess	5,420	4,516	1,601	0	15,561
William R. Ermatinger	Deferred Compensation	0	0	0	0	0
Vice President and Chief Human Resources Officer	Savings Excess	20,963	5,241	13,717	0	136,028

Footnotes:

(1)	Executive contributions in this column also are included in the salary and non-equity incentive plan columns of the 2010 Summary Compensation Table.
(2)	Northrop Grumman contributions in this column are included under the All Other Compensation column in the 2010 Summary Compensation Table.
(3)	Aggregate earnings in the last fiscal year are not included in the 2010 Summary Compensation Table since they are not above market or preferential.
(4)	The only amounts reflected in this column that previously were reported as compensation to the NEO in the Summary Compensation Table were executive and Northrop Grumman contributions for the respective fiscal year-end and only if the NEO was reported as an NEO for each respective year. Aggregate earnings in this column were not reported previously in the Summary Compensation Table.

All Deferred Compensation Plan balances consist of employee contributions and earnings only; there are no company contributions to this plan.

Ms. Niland’s Savings Excess Plan (“SEP”) account balance consists of $255,411 in employee contributions, as adjusted for investment returns.

Mr. Edenzon’s SEP account balance consists of $123,526 in employee contributions, as adjusted for investment returns.

Mr. Mulherin’s SEP account balance consists of $8,279 in employee contributions, as adjusted for investment returns.

Mr. Ermatinger’s SEP account balance consists of $102,047 in employee contributions, as adjusted for investment returns.

Outlined below are the material terms of the two nonqualified deferred compensation plans in which the executives could participate. No above market earnings are provided under these plans.

Feature	Savings Excess Plan	Deferred Compensation Plan
Compensation Eligible for Deferral	1% to 75% of salary and ICP bonus above IRS limits	Up to 90% of salary and/or ICP bonus
Company Allocation	Up to 4%, based on a contribution rate of 8% • First 2% is matched at 100% • Next 2% is matched at 50% • Next 4% is matched at 25%	None
Method of Crediting Earnings	Participants may make elections on a daily basis as to how their account balances will be deemed invested for purposes of crediting earnings to the account. Deemed investments are chosen from a limited list of investment options selected by the Committee administering the Plan.	Participants may make elections on a daily basis as to how their account balances will be deemed invested for purposes of crediting earnings to the account. Deemed investments are chosen from a limited list of investment options selected by the Committee administering the Plan.
Vesting	100% at all times	100% at all times
Distributions
At Termination of Employment	Based on advance election, payment made in lump sum or installments over period of up to 15 years.	Based on advance election, payment made in lump sum or installments over a 5, 10, or 15-year period.
Scheduled In-Service Distribution	Not available	Available with advance election. Payment made in lump sum or installments over 2-5 years.
Non-Scheduled In-Service Distribution	Not available	Up to 90% of the pre-2005 account balance may be distributed. A 10% forfeiture penalty will apply.
Hardship Withdrawals	Not available	Available

All deferred compensation that was not earned and vested before January 1, 2005 is subject to the requirements under Internal Revenue Code section 409A. Those requirements largely restrict an executive’s ability to control the form and timing of distributions from nonqualified plans such as those listed in this chart.

2010 Change-in-Control and Severance

The tables below provide estimated payments and benefits that Northrop Grumman would have provided each NEO if his employment had terminated on December 31, 2010 for specified reasons. These payments and benefits are payable based on the following Northrop Grumman arrangements:

•	The Severance Plan for Elected and Appointed Officers of Northrop Grumman Corporation

•	The 2001 Long-Term Incentive Stock Plan and terms and conditions of equity awards

•	The Special Officer Retiree Medical Plan

•	The Special Agreements (change-in-control agreements)

We summarized these arrangements before providing the estimated payment and benefit amounts in the tables. Due to the many factors that affect the nature and amount of any benefits provided upon the termination events discussed below, any actual amounts paid or distributed to NEOs may be different. Factors that may affect these amounts include timing during the year of the occurrence of the event, our stock price and the NEO’s age. The amounts described below are in addition to a NEO’s benefits described in the Pension Benefits and Nonqualified Deferred Compensation Tables, as well as benefits generally available to our employees such as distributions under our 401(k) plan, disability or life insurance benefits and accrued vacation.

Severance Plan Benefits

Upon a “qualifying termination” (defined below) Northrop Grumman had discretion to provide severance benefits to the NEOs under the Severance Plan for Elected and Appointed Officers of Northrop Grumman Corporation (“Severance Plan”). Provided the NEO signed a release, such executive would have received: (i) a lump sum severance benefit equal to one times base salary, and target bonus, except our President who would have received one and one-half times base salary and target bonus, (ii) continued medical and dental coverage for the severance period, (iii) income tax preparation/financial planning fees for one year and (iv) outplacement expenses up to 15% of salary. The cost of providing continued medical and dental coverage was based upon current premium costs. The cost of providing income tax preparation and financial planning for one year was capped at $15,000 for the Corp VP & President and $5,000 for each of the other NEOs.

A “qualifying termination” means one of the following:

•	involuntary termination, other than for cause or mandatory retirement,

•	election to terminate in lieu of accepting a downgrade to a non-officer position,

•	following a divestiture of the NEO’s business unit, election to terminate in lieu of accepting a relocation, or

•	if the NEO’s position is affected by a divestiture, the NEO is not offered salary or bonus at a certain level.

Terms of Equity Awards

The terms of equity awards to the NEOs under the 2001 Long-Term Incentive Plan provided for accelerated vesting if an NEO terminated for certain reasons. For stock options and RPSRs, accelerated vesting of a portion of each award results from a termination due to death, disability, or retirement (after age 55 with 10 years of service or mandatory retirement at age 65). An extended exercise period is also provided for options under these circumstances. For restricted stock rights (“RSRs”), accelerated vesting occurs for a termination due to death or disability.

For purposes of estimating the payments due under RPSRs below, Northrop Grumman performance is assumed to be at target levels through the close of each three-year performance period.

The terms of equity awards to the NEOs under the 2001 Long-Term Incentive Plan also provided for accelerated vesting of stock options and RSRs (and for prorated payment in the case of RPSRs) in the event that the NEO was terminated in a qualifying termination related to a change in control (see “— Change-in-Control Benefits” below). Prorated payment for RPSRs made upon a qualifying termination will be based on the portion of the three-year performance period prior to the qualifying termination. For example, if the qualifying termination occurred on June 30 in the second year of a three-year performance period, the target number of RPSRs subject to an award would be multiplied by one-half and then multiplied by the earnout percentage that is based on Northrop Grumman’s performance for the performance period.

Payout of RPSRs for retirements and terminations is made during the normal process for payouts which occur during the first quarter following the end of the performance period.

Retiree Medical Arrangement

The Special Officer Retiree Medical Plan (“SORMP”) was closed to new participants in 2007. NEOs who are vested participants in the SORMP are entitled to retiree medical benefits pursuant to the terms of the SORMP. The coverage is essentially a continuation of the NEO’s executive medical benefits plus retiree life insurance. A participant becomes vested if he or she has either five years of vesting service as an elected officer or 30 years of total service with Northrop Grumman and its affiliates. A vested participant can commence SORMP benefits at retirement before age 65 if he has attained age 55 and 10 years of service. The estimated cost of the SORMP benefit reflected in the tables below is the present value of the estimated cost to provide future benefits using actuarial calculations and assumptions. Mr. Petters is the only NEO eligible for SORMP benefits.

Change-in-Control Benefits

During its March 2010 meeting, the Northrop Grumman Compensation Committee approved the termination of all change-in-control programs and agreements effective January 1, 2011. Through December 31, 2010, Mr. Petters was entitled to severance benefits under his change-in-control agreement only upon a qualifying termination that occurred during a protected period (of up to six months) prior to a change in control or in the 24-month period following a change in control. For this purpose, a “qualifying termination” generally occurred if the NEO’s employment was terminated by Northrop Grumman for reasons other than “Cause” or the NEO terminated employment for specified “Good Reason” during the two-year period following the change in control.

As reflected in the following table, through December 31, 2010 and upon a qualifying termination, the Company would have provided the NEO with the following:

•	a lump sum payment equal to three times the President’s highest annualized base salary earned

•	a lump sum payment equal to three times the President’s target bonus for the year during which the change in control occurs

•	a lump sum payment equal to the pro rata portion of the President’s target bonus for the year during which termination occurs

•	a lump sum payment equal to the increase in the present value of all the President’s qualified and nonqualified pension benefits based on an addition in age and service of three years

•	three years of continued welfare benefits

•	reimbursement for the costs of outplacement services for 12 months following the effective date of termination, up to an amount equal to 15% of the President’s base salary

Termination Payments

C. Michael Petters

President and Chief Executive Officer

Executive Benefits	Voluntary Termination	Involuntary Termination Not For Cause (2)	Post-CIC Involuntary or Good Reason Termination	Death or Disability (3)
Salary	$0	$1,125,000	$2,250,000	$0
Short-term Incentives	$0	$843,750	$1,687,500	$0
Long-term Incentives (1)	$0	$0	$4,541,088	$3,328,745
Benefits and Perquisites
Incremental Pension	$0	$0	$904,874	$0
Retiree Medical and Life Insurance	$369,669	$369,669	$369,669	$369,669
Medical/Dental Continuation	$0	$54,081	$128,856	$0
Life Insurance Coverage	$0	$0	$0	$0
Financial Planning/Income Tax	$0	$15,000	$0	$0
Outplacement Services	$0	$112,500	$112,500	$0

Footnotes:
(1)	Long-term Incentives include grants of Restricted Stock Rights, Restricted Performance Stock Rights and Stock Options. Results in a benefit under Voluntary Termination only if eligible for retirement treatment under the terms and conditions of the grants (age 55 with 10 years of service).
(2)	Similar treatment provided for certain “good reason” terminations as described above. However, there would be no termination payment in the event of an involuntary termination for cause.
(3)	Retiree medical and life insurance value reflects cost associated with Disability. If termination results from death, the retiree medical and life insurance expense would be less than the disability amount indicated.

Termination Payments

Barbara A. Niland

Vice President and Chief Financial Officer

Executive Benefits	Voluntary Termination	Involuntary Termination Not For Cause (2)	Post-CIC Involuntary or Good Reason Termination	Death or Disability
Salary	$0	$334,750	$0	$0
Short-term Incentives	$0	$133,900	$0	$0
Long-term Incentives (1)	$0	$0	$843,112	$843,112
Benefits and Perquisites
Medical/Dental Continuation	$0	$26,236	$0	$0
Financial Planning/Income Tax	$0	$5,000	$0	$0
Outplacement Services	$0	$50,213	$0	$0

Footnotes:

(1)	Long-term Incentives include grants of Restricted Performance Stock Rights and Stock Options. Results in a benefit under Voluntary Termination only if eligible for retirement treatment under the terms and conditions of the grants (age 55 with 10 years of service).
(2)	Similar treatment provided for certain “good reason” terminations, as described above. However, there would be no termination payment in the event of an involuntary termination for cause.

Termination Payments

Irwin F. Edenzon

Vice President and General Manager—Gulf Coast Operations

Executive Benefits	Voluntary Termination	Involuntary Termination Not For Cause (2)	Post-CIC Involuntary or Good Reason Termination	Death or Disability
Salary	$0	$370,800	$0	$0
Short-term Incentives	$0	$166,860	$0	$0
Long-term Incentives (1)	$1,033,091	$1,033,091	$1,082,368	$1,033,091
Benefits and Perquisites
Medical/Dental Continuation	$0	$26,236	$0	$0
Financial Planning/Income Tax	$0	$5,000	$0	$0
Outplacement Services	$0	$55,620	$0	$0

Footnotes:
(1)	Long-term Incentives include grants of Restricted Performance Stock Rights and Stock Options. Results in a benefit under Voluntary Termination only if eligible for retirement treatment under the terms and conditions of the grants (age 55 with 10 years of service).
(2)	Similar treatment provided for certain “good reason” terminations, as described above. However, there would be no termination payment in the event of an involuntary termination for cause.

Termination Payments

Matthew J. Mulherin

Vice President and General Manager—Newport News Operations

Executive Benefits	Voluntary Termination	Involuntary Termination Not For Cause (2)	Post-CIC Involuntary or Good Reason Termination	Death or Disability
Salary	$0	$370,800	$0	$0
Short-term Incentives	$0	$166,860	$0	$0
Long-term Incentives (1)	$0	$0	$1,082,368	$1,033,091
Benefits and Perquisites
Medical/Dental Continuation	$0	$36,054	$0	$0
Financial Planning/Income Tax	$0	$5,000	$0	$0
Outplacement Services	$0	$55,620	$0	$0

Footnotes:

(1)	Long-term Incentives include grants of Restricted Performance Stock Rights and Stock Options. Results in a benefit under Voluntary Termination only if eligible for retirement treatment under the terms and conditions of the grants (age 55 with 10 years of service).
(2)	Similar treatment provided for certain “good reason” terminations, as described above. However, there would be no termination payment in the event of an involuntary termination for cause.

Termination Payments

William R. Ermatinger

Vice President and Chief Human Resources Officer

Executive Benefits	Voluntary Termination	Involuntary Termination Not For Cause (2)	Post-CIC Involuntary or Good Reason Termination	Death or Disability
Salary	$0	$287,628	$0	$0
Short-term Incentives	$0	$115,051	$0	$0
Long-term Incentives (1)	$0	$0	$587,684	$587,684
Benefits and Perquisites
Medical/Dental Continuation	$0	$36,054	$0	$0
Financial Planning/Income Tax	$0	$5,000	$0	$0
Outplacement Services	$0	$43,144	$0	$0

Footnotes:

(1)	Long-term Incentives include grants of Restricted Performance Stock Rights and Stock Options. Results in a benefit under Voluntary Termination only if eligible for retirement treatment under the terms and conditions of the grants (age 55 with 10 years of service).
(2)	Similar treatment provided for certain “good reason” terminations, as described above. However, there would be no termination payment in the event of an involuntary termination for cause.

Accelerated Equity Vesting Due to Change in Control

The terms of equity awards to the NEOs under the 2001 Long-Term Incentive Plan provided for accelerated vesting of stock options and RSRs (and for prorated payments in the case of RPSRs) if Northrop Grumman were involved in certain types of “change in control” events that are more fully described in the Plan (e.g., certain business combinations after which Northrop Grumman is not the surviving entity and the surviving entity does not assume the awards). Vested stock options that are not exercised prior to one of these changes in control may be settled in cash and terminated. Prorated payments for RPSRs made upon one of these changes in control will be based on the portion of the three-year performance period prior to the change in control. For example, if a change in control occurred on June 30 in the second year of a three-year performance period, the target number of RPSRs subject to an award would be multiplied by one-half and then multiplied by the earnout percentage that is based on Northrop Grumman’s performance for the first half of the performance period.

The table below provides the estimated value of accelerated equity vesting and/or payments if such a change in control had occurred on December 31, 2010. The value of the accelerated vesting was computed using the closing market price of Northrop Grumman’s common stock on December 31, 2010 ($64.78). The value for unvested RPSRs was computed by multiplying $64.78 by the number of unvested shares that would vest. The value of unvested stock options equals the difference between the exercise price of each option and $64.78. No value was attributed to accelerated vesting of a stock option if its exercise price was greater than $64.78.

	Stock Options	RSRs	RPSRs
Name and Principal Position	Acceleration of Vesting	Acceleration of Vesting	Prorated Payment	Total
C. Michael Petters	$2,211,167	$809,750	$1,520,171	$4,541,088
President and Chief Executive Officer
Barbara A. Niland	$0	$0	$843,112	$843,112
Vice President and Chief Financial Officer
Irwin F. Edenzon	$98,554	$0	$983,814	$1,082,368
Vice President and General Manager—Gulf Coast Operations
Matthew J. Mulherin	$98,554	$0	$983,814	$1,082,368
Vice President and General Manager—Newport News Operations
William R. Ermatinger	$0	$0	$587,684	$587,684
Vice President and Chief Human Resources Officer

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information with respect to the beneficial ownership of our common stock, as of October 31, 2011, by:

•	each of our stockholders who beneficially own more than 5% of our outstanding common stock;

•	each of our current directors;

•	each of our Named Executive Officers (See “Executive Compensation”); and

•	all of our directors and executive officers as a group.

Except as otherwise noted in the footnotes below, each person or entity identified in the tables below has sole voting and investment power with respect to the securities owned by such person or entity. As of October 31, 2011, 48,808,341 shares of our common stock were outstanding.

Stock Ownership of Certain Beneficial Owners

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent of Class
State Street Bank and Trust Company	5,474,887	11.22%(a)
One Lincoln Street, Boston, MA 02111

Capital World Investors	3,906,291	8.00%(b)
333 South Hope Street, Los Angeles, CA 90071

AllianceBernstein LP	3,864,638	7.92%(c)
1245 Avenue of the Americas, New York, NY 10105

BlackRock Inc.	3,324,427	6.81%(d)
40 East 52nd Street, New York, NY 10022

Pennant Capital Management, L.L.C.	2,734,343	5.60%(e)
26 Main Street, Suite 203, Chatham, NJ 07928

Southpoint Master Fund LP	2,531,641	5.19%(f)
623 Fifth Avenue, Suite 2601, New York, NY 10022

Greenlight Capital	2,510,000	5.14%(g)
140 East 45th Street, 24th Floor, New York, NY 10017

(a)	This information is derived from information regarding our common stock in a Schedule 13G filed with the SEC by State Street Bank and Trust Company (“State Street”) on April 11, 2011. According to State Street, as of December 31, 2010, State Street had shared voting and dispositive power over 5,474,887 shares of common stock.
(b)	Capital World Investors, a division of Capital Research and Management Company, has not filed ownership reports with respect to our common stock. Based on its most recent filing with respect to Northrop Grumman common stock, in a Schedule 13G/A filed with the SEC on February 14, 2011, Capital World Investors would have sole voting power over 1,631,291 shares of our common stock and sole dispositive power over 3,906,291 shares of our common stock.
(c)	AllianceBernstein LP has not filed ownership reports with respect to our common stock. Based on its most recent filing with respect to Northrop Grumman common stock, in a Schedule 13G/A filed with the SEC on February 9, 2011, AllianceBernstein LP would have sole voting power over 2,664,963 shares of our common stock, sole dispositive power over 3,321,981 shares of our common stock and shared dispositive power over 2,446 shares of our common stock.

(d)	BlackRock, Inc. (which acquired Barclays Global Investors effective December 1, 2009) has not filed ownership reports with respect to our common stock. Based on its most recent filing with respect to Northrop Grumman common stock, in a Schedule 13G/A filed with the SEC on February 7, 2011, BlackRock, Inc. would have sole voting power over 3,864,638 shares of our common stock and sole dispositive power over 3,864,638 shares of our common stock.
(e)	This information is derived from information regarding our common stock in a Schedule 13G filed with the SEC by Pennant Capital Management, L.L.C. (“Pennant Capital”) on November 28, 2011. According to Pennant Capital, as of November 28, 2011, Pennant Capital and Alan Fournier each had shared voting and dispositive power over 2,734,343 shares of our common stock.
(f)	This information is derived from information regarding our common stock in a Schedule 13G filed with the SEC by Southpoint Master Fund, LP (“Southpoint”) on November 15, 2011. According to Southpoint, as of November 15, 2011, Southpoint had shared voting and/or dispositive power over 2,531,641 shares of common stock. As noted in this filing, Southpoint shared voting and/or dispositive power over such shares of common stock with Southpoint Capital Advisors LP, Southpoint Capital Advisors LLC, Southpoint GP, LP, Southpoint GP, LLC, and John S. Clark II.
(g)	This information is derived from information regarding our common stock in a Schedule 13G filed with the SEC by Greenlight Capital, LLC, a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), DME Management GP, LLC, a Delaware limited liability company (“DME Management GP”), DME Advisors, LP, a Delaware limited partnership (“DME Advisors”), DME Capital Management, LP, a Delaware limited partnership (“DME CM”), DME Advisors GP, LLC, a Delaware limited liability company (“DME GP” and together with Greenlight LLC, Greenlight Inc., DME Management GP, DME Advisors and DME CM, “Greenlight”), and Mr. David Einhorn, the principal of Greenlight on July 25, 2011. According to Greenlight, Greenlight LLC has shared voting and dispositive power over 853,000 shares of our common stock; Greenlight Inc. has shared voting and dispositive power over 1,900,900 shares of our common stock; DME Management has shared voting and dispositive power over 155,300 shares of our common stock; DME Advisors has shared voting and dispositive power over 372,000 shares of our common stock; DME CM has shared voting and dispositive power over 237,100 shares of our common stock; DME GP has shared voting and dispositive power over 609,100 shares of our common stock; and Mr. Einhorn has shared voting and dispositive power over 2,510,000 shares of our common stock.

Stock Ownership of Officers and Directors

	Shares Beneficially Owned	Options (1)	Share Equivalents (2)	Restricted Stock Units (3)	Total	Percent of Class
Non-Employee Directors
Thomas B. Fargo	973	—	—	9,639	10,612	*
Robert F. Bruner	—	—	—	7,230	7,230	*
Artur G. Davis	—	—	—	7,230	7,230	*
Anastasia D. Kelly	—	—	—	7,230	7,230	*
Paul D. Miller	—	—	—	7,230	7,230	*
Thomas C. Schievelbein	481	—	—	7,230	7,711	*
Karl von der Heyden	—	—	—	7,230	7,230	*
Named Executive Officers
C. Michael Petters	12,069	505,442	183	—	517,694	1.05%
Barbara A. Niland	2,220	—	—	—	2,220	*
Irwin F. Edenzon	1,171	8,230	322	—	9,723	*
Matthew J. Mulherin	3,419	36,326	128	—	39,873	*
William R. Ermatinger	772	—	662	—	1,434	*
Directors and Executive Officers as a Group (18 persons)	24,563	585,112	1,940	53,019	664,634	1.34%

*	Represents less than 1%.
(1)	These shares subject to option are either currently exercisable or exercisable within 60 days as of October 31, 2011.
(2)	Represents share equivalents with pass-through voting rights in the Huntington Ingalls Industries Savings Plan and/or the Huntington Ingalls Industries Savings Excess Plan.
(3)	Represents vested restricted stock units which will generally become payable within 30 days following the date the non-employee director ceases to provide services as a member of the board of directors. A restricted stock unit will be paid either in a share of common stock or, at the discretion of the board of directors, cash of equivalent value at the time of vesting (or a combination of cash and shares).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Northrop Grumman Related to the Spin-Off

In connection with the spin-off, we and Northrop Grumman entered into material agreements that govern the ongoing relationships between the two companies after the spin-off and provide for an orderly transition to our status as an independent, publicly-owned company. Following the spin-off, we and Northrop Grumman have operated independently. In order to govern certain ongoing relationships between us and Northrop Grumman after the spin-off and to provide mechanisms for an orderly transition, we and Northrop Grumman entered into agreements for certain services and rights, and we and Northrop Grumman agreed to indemnify each other against certain liabilities arising from our respective businesses. The following is a summary of the terms of the material agreements we entered into with Northrop Grumman.

Separation and Distribution Agreement

We and NGSB entered into a Separation and Distribution Agreement with Northrop Grumman and NGSC before the distribution of our shares of common stock to Northrop Grumman stockholders. The Separation and Distribution Agreement sets forth our agreements with Northrop Grumman regarding the principal actions taken in connection with our separation from Northrop Grumman, including the Internal Reorganization. It also sets forth other agreements that govern certain aspects of our relationship with Northrop Grumman following the spin-off.

Transfer of Assets and Assumption of Liabilities. The Separation and Distribution Agreement identified certain transfers of assets and assumptions of liabilities that were necessary in advance of our separation from Northrop Grumman so that each of HII and Northrop Grumman retained both the assets of, and the liabilities associated with, our respective businesses. Matters identified above in the “Legal Proceedings” section that relate to our shipbuilding business have been allocated to us under the Separation and Distribution Agreement. The Separation and Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between HII and Northrop Grumman.

All agreements, arrangements, commitments and understandings, including all intercompany accounts payable or accounts receivable, intercompany indebtedness and intercompany work orders, between us and our subsidiaries and other affiliates, on the one hand, and Northrop Grumman and its other subsidiaries and other affiliates, on the other hand, terminated as of the distribution date, except certain agreements and arrangements that were intended to survive the distribution. After the distribution, we issued letter subcontracts for the performance of follow-on work for terminated intercompany work orders. We continue to negotiate and finalize definitive subcontracts with Northrop Grumman and its other subsidiaries and affiliates.

Shared Gains and Shared Liabilities. Subject to certain exceptions, including those set forth in the Tax Matters Agreement, the Separation and Distribution Agreement provides for the sharing of certain gains and liabilities. We and Northrop Grumman are entitled to or responsible for the appropriate proportion of the shared gains or liabilities. The appropriate proportion applicable to any shared gain or liability is determined by the extent to which the shared gain or liability relates to our or Northrop Grumman’s respective businesses. The Separation and Distribution Agreement further provides that where the Separation and Distribution Agreement has not already specified the appropriate proportions applicable to any such shared gain or liability, the applicable appropriate proportions with respect to a shared gain or liability are determined by an allocation committee comprising one representative designated by each of Northrop Grumman and us.

Representations and Warranties. In general, neither we nor Northrop Grumman made any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents. Except as expressly set forth in the Separation and Distribution Agreement or in any ancillary agreement, all assets were transferred on an “as is,” “where is” basis.

The Distribution. The Separation and Distribution Agreement governs the rights and obligations of the parties regarding the distribution. Prior to the distribution, the number of our shares held by Northrop Grumman increased to the number of shares of our common stock distributable in the distribution. Northrop Grumman caused its agent to distribute all of the issued and outstanding shares of our common stock to Northrop Grumman stockholders who held Northrop Grumman shares as of the record date.

Release of Claims. We and Northrop Grumman agreed to broad releases pursuant to which we released the other and its affiliates, successors and assigns and their respective stockholders, directors, officers, agents and employees from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the distribution. These releases were subject to certain exceptions set forth in the Separation and Distribution Agreement.

Indemnification. We and NGSB on one hand, and Northrop Grumman and NGSC on the other, agreed to indemnify each other and each of our respective affiliates, former, current and future directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing against certain liabilities in connection with the spin-off and our respective businesses.

The amount of any party’s indemnification obligations are subject to reduction by any insurance proceeds received by the party being indemnified. The Separation and Distribution Agreement also specifies procedures with respect to claims subject to indemnification and related matters.

In the event that, prior to the fifth anniversary of the distribution, we experience a change of control and our corporate rating is downgraded to B or B2 or below, as applicable, during the period beginning upon the announcement of such change of control and ending 60 days after the announcement of the consummation of such change of control, we will be required to provide credit support for our indemnity obligations under the Separation and Distribution Agreement in the form of one or more standby letters of credit in an amount equal to $250 million.

Employee Matters Agreement

We entered into an Employee Matters Agreement with Northrop Grumman that sets forth our agreements with Northrop Grumman as to certain employment, compensation and benefits matters.

The Employee Matters Agreement provides for the allocation and treatment of assets and liabilities arising out of employee compensation and benefit programs in which our employees participated prior to the distribution. In connection with the distribution, we provided benefit plans and arrangements in which our employees began participating after the distribution. Generally, we assumed or retained sponsorship of, and liabilities relating to, employee compensation and benefit programs relating to our current and former employees and all employees who were transferred to us from Northrop Grumman in connection with the distribution.

The Employee Matters Agreement also provided for post-distribution transfers of employees between Northrop Grumman and us. In such event, the recipient employer will generally be responsible for all prospective employment-related liabilities relating to the transferred employees, and, under the Employee Matters Agreement, the transferred employees will be treated in the same manner as other employees of the recipient.

Insurance Matters Agreement

We entered into an Insurance Matters Agreement with Northrop Grumman pursuant to which we allocated rights regarding various policies of insurance.

Under the Insurance Matters Agreement, Northrop Grumman assigned to us its rights and obligations in certain insurance policies that are exclusive to our business. In the event that Northrop Grumman experiences a loss that relates to our business and may be recoverable under the insurance policies transferred to us pursuant to the Insurance Matters Agreement, Northrop Grumman may make the claim directly to the insurer. We are responsible for paying all amounts necessary to exhaust or otherwise satisfy all applicable self-insured retentions, deductibles, and retrospective premium adjustments and similar amounts.

Northrop Grumman retained the rights and obligations to all other insurance policies. Northrop Grumman provides us the benefit of such retained insurance policies, until such policies are exhausted by us or Northrop Grumman, for occurrences prior to the distribution. We have no rights under such policies for occurrences after the distribution.

Intellectual Property License Agreement

We, through NGSB, entered into an Intellectual Property License Agreement with NGSC pursuant to which we may license certain of our intellectual property to NGSC and its affiliates and NGSC and its affiliates may license certain of its intellectual property to us.

The licenses granted by us and NGSC under the Intellectual Property License Agreement permit the licensed party and its affiliates to use certain licensed intellectual property for uses such party has made of the licensed intellectual property in the ordinary course of such party’s business generally in the twelve-month period prior to the distribution, including the general manner and scope of such use in the licensed party’s line of business for which the licensed intellectual property has been used during such period.

We and NGSB each may assign the Intellectual Property License Agreement and the rights granted thereunder, whether in whole or in part, without the other party’s consent if such assignment takes place in an acquisition context, including in connection with the sale of a business unit or a product line. An assignment by either of us to an unaffiliated third party outside of an acquisition context will require the other party’s consent. Any assignee of an assigning party’s license rights is subject to the limitations and restrictions imposed under the Intellectual Property License Agreement, including the restrictions regarding the general manner, scope and line of business for which and by whom the licensed intellectual property will be used.

Tax Matters Agreement

We entered into a Tax Matters Agreement with Northrop Grumman that governs rights and obligations after the spin-off with respect to matters regarding U.S. Federal, state, local and foreign income taxes and other taxes, including tax liabilities and benefits, attributes, returns and contests.

Under the Tax Matters Agreement, taxes for periods before the spin-off are allocated as follows:

•

We are severally liable with Northrop Grumman for its U.S. Federal income taxes for periods before the spin-off, and this several liability will continue after the spin-off. Current NGC will continue to act as tax agent for New NGC for U.S. Federal tax matters for periods before the spin-off and New NGC will pay all costs and expenses associated with Current NGC retaining a tax officer for this purpose. Under the Tax Matters Agreement, Northrop Grumman has agreed to indemnify us for any portion of such taxes that we pay, subject to our obligation relating to audit adjustments, described below.

•

We are obligated to indemnify Northrop Grumman for audit adjustments that increase our U.S. Federal taxable income for periods before the spin-off and are of a nature that could result in correlative reductions to our taxable income for periods after the spin-off. This indemnity applies only to the extent such adjustments increase our U.S. Federal income tax liability for periods before the spin-off by a total of more $5,000,000.

•

Northrop Grumman generally is responsible for our state, local and foreign income taxes for periods before the spin-off. We are, however, obligated to indemnify Northrop Grumman for audit adjustments that increase such taxes, in accordance with the provisions of the Separation and Distribution Agreement relating to government contract matters.

•

Northrop Grumman generally is responsible for our taxes other than income taxes for periods before the spin-off. We will not indemnify Northrop Grumman for audit adjustments relating to non-income taxes.

The Tax Matters Agreement contains special provisions to allocate tax liabilities resulting from the spin-off or related transactions not being tax-free (notwithstanding the IRS ruling and tax opinion stating that such transactions are tax-free). Under the Tax Matters Agreement, if our actions could be reasonably likely to cause the spin-off, the Internal Reorganization or any such related transactions not to be tax-free, we will be obligated to indemnify Northrop Grumman for the resulting taxes, professional fees and other expenses. The amount of any such indemnification could be substantial.

The Tax Matters Agreement contains covenants intended to protect the tax-free status of the spin-off, the Internal Reorganization and related transactions. These covenants may restrict our ability to pursue strategic or other transactions that otherwise could maximize the value of our business and may discourage or delay a change of control that you may consider favorable. In general, we covenanted that, until March 31, 2013:

•

We will not take any action inconsistent with continuation of the shipbuilding business. The winding down of our operations at Avondale will not be considered inconsistent with continuation of the shipbuilding business.

•

We will not sell, transfer or otherwise dispose of more than 30% of our gross assets in one or more transactions. Specified transactions, however, including the winding down of our operations at Avondale, will not count against the 30% limitation. These will include sales in the ordinary course of business, payments of interest and principal on indebtedness and stock repurchases to the extent described below.

•	We will not repurchase more than 20% of our stock.

•

We will not take any action (or permit actions by other persons if we can prevent them) that would result in one or more persons, in one or more transactions, selling more than 20% of our stock (including but not limited to stock repurchases).

•

We will not take any action (or permit actions by other persons if we can prevent them) that would result in one or more persons, in one or more transactions, acquiring 40% or more of our stock (by vote or value) or of the stock of a successor in a merger or consolidation (or, in either case, rights to acquire such stock). Such transactions include mergers and acquisitions, sales of stock between shareholders, issuances of new stock, repurchases of stock, recapitalizations and amendments to our certificate of incorporation affecting shareholder voting rights. Specified transactions, however, will not count against the 40% limitation. These include public trading by persons owning less than 5% of our stock and compensatory grants of stock or stock options to directors or employees or exercises of such stock options.

We covenanted not to take any of the above actions unless either (i) Northrop Grumman requests and obtains from the IRS a supplemental ruling, satisfactory in form and substance to Northrop Grumman, that the contemplated action will not adversely affect the tax-free status of the transactions, or (ii) we obtain, from a nationally recognized law firm, an unqualified opinion to such effect. Both the law firm and the form and substance of the opinion must be satisfactory to Northrop Grumman.

Although valid as between the parties, the Tax Matters Agreement is not be binding on the IRS.

Transition Services Agreement

We entered into a Transition Services Agreement with Northrop Grumman, under which Northrop Grumman or certain of its subsidiaries provide us with certain services to help ensure an orderly transition following the distribution.

Services. Under the Transition Services Agreement, Northrop Grumman provides certain enterprise shared services (including information technology, resource planning, financial, procurement and human resource services), benefits support services and other specified services to us. Northrop Grumman is also providing assistance in transitioning these services to HII-led relationships with third-party providers. These services are provided at cost, as determined by Northrop Grumman in a manner consistent with its cost accounting practices.

Indemnification. Under the Transition Services Agreement, we released and will indemnify Northrop Grumman and its affiliates for losses arising from or relating to the provision or use of any service or product provided under the Transition Services Agreement.

Term. The Transition Services Agreement became effective on the distribution date, and will remain in effect until the expiration of the last time period for the performance of services thereunder, which was originally targeted to be no longer than 12 months from the distribution date. A limited number of these services may be extended for a period of approximately six months to enable full information systems transition.

Termination. Each party will be permitted to terminate the Transition Services Agreement if the other party breaches any of its significant obligations under the agreement and does not cure such breach within 30 days of receiving written notice from the other party.

Other Agreements

NGSC Guaranty Performance, Indemnity and Termination Agreement. We entered into the Guaranty Performance Agreement with NGSC, pursuant to which we agreed to comply on behalf of NGSC with all of its guarantee obligations in relation to the $83.7 million of revenue bonds (the “Revenue Bonds”), which were issued for our benefit, to indemnify NGSC for all costs arising out of or related to its guarantee obligations of the Revenue Bonds and to cause NGSC’s guarantee obligations to terminate or to cause credit support to be provided in the event of a change of control of HII. For any period of time between a change of control and the termination of NGSC’s guarantee obligations, we will be required to cause credit support to be provided for NGSC’s guarantee obligations in the form of one or more letters of credit in an amount reasonably satisfactory to NGSC to support the payment of all principal, interest and any premiums under the Revenue Bonds. In addition, so long as NGSC has any liability under the guaranty, we will be required to pay a fee equal to 1% per annum of the aggregate principal amount of the Revenue Bonds outstanding unless we are providing credit support for NGSC’s obligations under the guaranty. For a description of the Revenue Bonds, see “Description of Other Indebtedness — Economic Development Revenue Bonds — Guaranty.”

Policy and Procedures Governing Related Person Transactions

Our board of directors has adopted a written policy and procedures for the review, approval and ratification of transactions to which we are a party and the aggregate amount involved in the transaction will or may be expected to exceed $100,000 in any year if any director, director nominee, executive officer, greater-than-5% beneficial owner or their respective immediate family members have or will have a direct or indirect interest.

The policy provides that the Governance Committee reviews transactions subject to the policy and determines whether or not to approve or ratify those transactions. In doing so, the Governance Committee takes into account, among other factors it deems appropriate, whether the transaction is on terms that are no less favorable to us than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the related person’s interest in the transaction, the materiality of the proposed related person transaction, the actual or perceived conflict of interest between us and the related person, the relationship of the proposed transaction to applicable state corporation and fiduciary obligation laws and rules, disclosure standards, our Corporate Governance Guidelines and Code of Ethics and Business Conduct, and the best interests of us and our stockholders.

The Governance Committee adopted standing pre-approvals under the policy for transactions with related persons. Pre-approved transactions include, but are not limited to: (a) employment of executive officers where (i) the officer’s compensation is required to be reported in the Proxy Statement or (ii) the executive officer is not an immediate family member of another executive officer or director, the related compensation would have been reported in the Proxy Statement if the officer was a “named executive officer” and the Compensation Committee approved such compensation; (b) director compensation where such compensation is required to be reported in the Proxy Statement and the arrangements have been approved by the board of directors; (c) certain transactions with other companies where the related person’s only relationship with the other company is as a director, employee or beneficial owner of less than 10% of that company’s shares and the aggregate amount involved does not exceed the greater of $1 million or 2% of that company’s total annual revenues; (d) certain of our charitable contributions where the related person’s only relationship is as an employee or director of the charitable entity and where the aggregate amount does not exceed the lesser of $1 million or 2% of the charitable entity’s total annual receipts; (e) transactions where the related person’s interest derives solely from his or her ownership of common stock of the company and all stockholders receive proportional benefits; (f) transactions involving competitive bids; (g) regulated transactions; and (h) certain banking-related services.

The policy requires each director and executive officer to complete an annual questionnaire to identify his or her related interests and persons, and to notify the Office of the General Counsel of changes in that information. Based on that information, the Office of the General Counsel maintains a master list of related persons for purposes of tracking and reporting related person transactions.

DESCRIPTION OF OTHER INDEBTEDNESS

HII Credit Facility

In connection with the spin-off, we entered into the HII Credit Facility with third-party lenders (the “HII Credit Facility”). The HII Credit Facility comprises (i) a five-year term loan facility of $575 million, which was funded on March 30, 2011, and (ii) a revolving credit facility of $650 million, which may be drawn upon during a period of five years from the date of the funding. The revolving credit facility includes a letter of credit subfacility of $350 million, and a swingline loan subfacility of $100 million. The revolving credit facility will have a variable interest rate on drawn borrowings based on the London Interbank Offered Rate (“LIBOR”) plus a spread based upon the company’s leverage ratio and a commitment fee rate on the unutilized balance based on the company’s leverage ratio. As of September 30, 2011, the spread was 2.5% and may vary between 2.0% and 3.0%. As of September 30, 2011, the fee rate was 0.5% and may vary between 0.35% and 0.5%. As of September 30, 2011, approximately $121 million of letters of credit were issued but undrawn, and the remaining $529 million was unutilized.

The term loan facility is subject to amortization in three-month intervals from the funding date, expected to be in an aggregate amount equal to (i) 5% during each of the first year and the second year, (ii) 10% during the third year, (iii) 15% during the fourth year and (iv) 65% payable during the fifth year (of which 5% shall be payable on each of the first three quarterly payment dates during such year, and the balance shall be payable on the term maturity date). Loans will bear interest at a rate equal to LIBOR plus a spread of 2.5% (or the base rate plus 1.5%), which spread is expected to vary between 2.0% and 3.0% based upon changes to our leverage ratio.

Security. The HII Credit Facility will be secured by a perfected first priority security interest in substantially all of our assets, and substantially all assets of the guarantors, subject to certain exceptions.

Covenants. The loan agreement contains customary affirmative covenants, including, but not limited to, those related to our maintaining our corporate existence, complying with applicable laws, payment of taxes, and ownership of property; and customary negative covenants, including but not limited to limitations on mergers, consolidations, liquidations and dissolutions and prepayments and modifications of subordinated debt and unsecured bonds.

Financial Covenants. The loan agreement contains certain financial covenants, which include (a) a maximum total leverage ratio, defined as the ratio of total indebtedness to earnings before interest, taxes, depreciation and amortization (“EBITDA”), (b) a minimum interest coverage ratio, defined as the ratio of EBITDA to total interest expense, net of interest income and (c) a limitation on capital expenditures. We were in compliance with all covenants as of September 30, 2011.

Guaranties. Each of the company’s existing and future domestic wholly-owned subsidiaries, except for those which are specifically designated as unrestricted subsidiaries, are and will be guarantors under the HII Credit Facility.

Mandatory Prepayment. Mandatory prepayments of the term loan are required from the net cash proceeds from any sale or other disposition of our assets or those of our subsidiaries (subject to certain exceptions and reinvestment rights), the net cash proceeds from issuances or incurrences of debt by us or our subsidiaries (other than permitted indebtedness), and a portion of any excess cash flow, as such term is defined in the loan agreement, of us or our subsidiaries (subject to certain agreed upon reductions).

Events of Default. The loan agreement provides that the happening of one or more of the following events will constitute an “Event of Default” (subject to certain thresholds and exceptions): (a) nonpayment of principal when due; (b) nonpayment of interest, fees or other amounts when due; (c) material inaccuracy of representations and warranties at the time made or reaffirmed; (d) violation of a covenant; (e) cross-default on material indebtedness; (f) bankruptcy events; (g) certain ERISA events; (h) material judgments; (i) actual or asserted invalidity of any HII Credit Facility guarantee, security document or subordination provisions or non-perfection of any security interest; (j) a change of control; and (k) failure of the spin-off to occur within five business days of the funding date.

Gulf Opportunity Zone Industrial Revenue Bonds

Under a loan agreement, dated December 1, 2006, between NGSS and the Mississippi Business Finance Corporation (the “MBFC”), we borrowed the proceeds of the MBFC’s issuance of $200 million of Gulf Opportunity Industrial Development Revenue Bonds (the “GO Zone IRBs”) at an interest rate of 4.55% due 2028. As of September 30, 2011, we had $21.6 million outstanding from the issuance of such bonds.

Optional Redemption. The GO Zone IRBs may be redeemed by the issuer on or after December 1, 2016, in whole at any time, or in part from time to time as requested by us, but, if in part, by lot or in such other random manner as the trustee under the related indenture shall determine, at a price equal to 100% of the principal amount thereof plus accrued interest to the date of redemption.

Optional Mandatory Tender for Purchase. The GO Zone IRBs are subject to a mandatory tender for purchase on or after December 1, 2016, as requested by us, at 100% of the principal outstanding. If any GO Zone IRBs are purchased by us, such GO Zone IRBs will remain outstanding and may be offered for sale in a different interest rate mode.

In connection with the then-potential spin-off, on November 30, 2010, NGSB purchased $178.4 million of the outstanding principal amount of GO Zone IRBs pursuant to a tender offer. NGSB used cash on hand provided by Northrop Grumman to purchase the GO Zone IRBs and submitted the purchased bonds to the trustee for cancellation. The remaining $21.6 million of GO Zone Bonds mature in 2028 and accrue interest at a fixed rate of 4.55% (payable semi-annually).

Covenants. The loan agreement contains customary affirmative and negative covenants, including those related to NGSS (a) maintaining its corporate existence, (b) maintaining and properly insuring certain buildings and immovable equipment at our shipbuilding complex located in Pascagoula and Gulfport, Mississippi (collectively, the “GO Zone Project”), (c) promptly paying, as the same become due, all taxes and assessments related to the GO Zone Project, and (d) operating the GO Zone Project for its designated purposes until the date on which no GO Zone IRBs are outstanding.

Guaranty. The performance of our payment obligations in connection with the GO Zone IRBs, including payment of any and all amounts which may come due under the indenture therefor, the GO Zone IRBs, or the loan agreement, is guaranteed by Current NGC.

After the spin-off, the payment obligations, under the guaranty, remained with Current NGC, which is a wholly owned subsidiary of HII. We entered into a Performance and Indemnity Agreement with Current NGC, pursuant to which we will agree to comply with all of Current NGC’s obligations under this guaranty and to indemnify Current NGC for any costs, losses or damages arising out of, or related to, this guaranty.

Events of Default. The loan agreement provides that the happening of one or more of the following events will constitute an “Event of Default”: (a) failure by us to pay when due the amounts required to be paid; (b) failure by us to pay within 30 days of the date due any other amounts required to be paid pursuant to the loan agreement; (c) failure by us to observe and perform any other of the covenants, conditions or agreements under the loan agreement for a period of 90 days after written notice specifying such failure and requesting that it be remedied from the issuer or the trustee, unless extended; and (d) certain events of bankruptcy, insolvency, dissolution, liquidation, winding-up, reorganization or other similar events of Northrop Grumman Ship Systems, Inc.

Economic Development Revenue Bonds

Under a loan agreement, dated May 1, 1999, between Northrop Grumman Ship Systems, Inc. and the MBFC, we borrowed the proceeds of the MBFC’s issuance of $83.7 million of Revenue Bonds at an interest rate of 7.81% due 2024.

Optional Redemption. The Revenue Bonds are redeemable, in whole or in part, at the option of the issuer, at our direction, at any time at a redemption price equal to the greater of (a) 100% of the principal amount of the Revenue Bonds or (b) as determined by an independent banker, the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis, plus, in each case, accrued interest thereon to the date of redemption. The discount rate is based upon a comparable Treasury yield plus 0.25%.

Covenants. The loan agreement contains customary affirmative and negative covenants, including those related to Ingalls (a) maintaining its corporate existence, (b) maintaining and properly insuring certain port facilities at our shipbuilding complex located in Jackson County, Mississippi (collectively, the “Ingalls Project”), (c) promptly paying, as the same become due, all taxes and assessments related to the Ingalls Project, and (d) operating the Ingalls Project for its designated purposes until the date on which no Revenue Bonds are outstanding.

Guaranty. The performance of the payment obligations in connection with the Revenue Bonds, including our payment for the principal and interest under the Revenue Bonds, which were issued for our benefit, and all other amounts due under the loan agreement, is guaranteed by NGSC. We entered into the Guaranty Performance Agreement with NGSC, pursuant to which we will agree, among other things, to comply with all of NGSC’s obligations under this guaranty, to indemnify NGSC for any costs, losses or damages arising out of or related to this guaranty and to terminate NGSC’s guaranty obligations or cause credit support to be provided in the event we experience a change of control. For a description of the Guaranty Performance Agreement, see “Certain Relationships and Related Party Transactions — Agreements with Northrop Grumman Related to the Spin-Off — Other Agreements.”

Events of Default. The loan agreement provides that the happening of one or more of the following events will constitute an “Event of Default” under the loan agreement: (a) failure by us to pay any loan repayment installment required to be paid with respect to the principal of or premium, if any, on any bond on the date and at the time specified in the loan agreement; (b) failure by us to pay any amount required to be paid with respect to interest on any bond on the date and at the time specified in the loan agreement; (c) failure by us to observe and perform any other of the covenants, conditions or agreements under the loan agreement for a period of 30 days after written notice specifying such failure and requesting that it be remedied from the issuer or the trustee under the indenture governing the Revenue Bonds, unless extended; (d) certain events of bankruptcy, insolvency, dissolution, liquidation, winding-up, reorganization or other similar events of Ingalls; or (e) the occurrence of an “Event of Default” under the indenture governing the Revenue Bonds. Additionally, failure by NGSC to comply with its covenants under the guaranty will be a default under the guaranty and under the indenture governing the Revenue Bonds, which, if not cured within the applicable period, could potentially result in the trustee taking action against us. We will not be indemnified by NGSC for any actions it takes that lead to a breach of the guaranty and will not obtain any contractual undertaking by NGSC to comply with such covenants.

DESCRIPTION OF NOTES

In this Description of Notes, “HII” refers only to Huntington Ingalls Industries, Inc., and any successor obligor on the notes, and not to any of its subsidiaries. You can find the definitions of certain terms used in this description under “— Certain Definitions.”

HII issued the old notes and will issue the new notes under an indenture, dated as of March 11, 2011, between HII and The Bank of New York Mellon, as trustee. Unless the context otherwise requires, we refer to the 2018 old notes and the 2018 new notes collectively as the “2018 notes,” the 2021 old notes and the 2021 new notes collectively as the “2021 notes” and the old notes and the new notes collectively as the “notes.” The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act. The 2018 notes and the 2021 notes will each be a separate class under the indenture and will vote separately.

The following is a summary of the material provisions of the indenture. Because this is a summary, it may not contain all the information that is important to you. You should read the indenture in its entirety. The indenture is being filed as an exhibit to this registration statement on Form S-4 of which this prospectus is a part.

Basic Terms of Notes

2018 Notes

The 2018 notes, with an aggregate principal amount of $600 million, will mature on March 15, 2018. The 2018 notes are unsecured unsubordinated obligations of HII, ranking equally in right of payment with all existing and future unsubordinated obligations of HII. The 2018 notes bear interest from the date of issue of the 2018 old notes or, if interest has already been paid, from the date it was most recently paid, at the rate set forth on the cover of this prospectus, payable semiannually on each March 15 and September 15, commencing September 15, 2011, to holders of record on the March 1 or September 1 (whether or not a business day) immediately preceding the interest payment date.

2021 Notes

The 2021 notes, with an aggregate principal amount of $600 million, will mature on March 15, 2021. The 2021 notes are unsecured unsubordinated obligations of HII, ranking equally in right of payment with all existing and future unsubordinated obligations of HII. The 2021 notes bear interest from the date of issue of the 2021 old notes or, if interest has already been paid, from the date it was most recently paid, at the rate set forth on the cover of this prospectus, payable semiannually on each March 15 and September 15, commencing September 15, 2011, to holders of record on the March 1 or September 1 (whether or not a business day) immediately preceding the interest payment date.

General

Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Additional Notes

Subject to the covenants described below, HII may issue additional notes of either series under the indenture having the same terms in all respects as the notes of such series, or in all respects except with respect to interest paid or payable on or prior to the first interest payment date after the issuance of additional notes of such series and such additional notes may have different issuance prices, initial interest accrual dates or initial interest payment dates and may not have the benefit of any registration rights. The notes offered hereby of such series and any additional notes subsequently issued as part of such series would be treated as a single class for all purposes under the indenture and will vote together as one class on all matters with respect to the notes.

The Spin-Off

The old notes were issued by HII in connection with a spin-off transaction (the “Spin-Off”, and the date on which the Spin-Off was consummated, the “Spin-Off Date”), pursuant to which the shares of HII were distributed to the stockholders of Northrop Grumman Corporation. Prior to the Spin-Off, Northrop Grumman Corporation and its Subsidiaries (collectively, “Northrop Grumman”) underwent an internal reorganization on the terms described in this prospectus (the “Internal Reorganization”) that resulted in HII becoming the parent company of (i) Northrop Grumman Shipbuilding, Inc. (“NGSB”) and its direct and indirect subsidiaries that operated the shipbuilding business of Northrop Grumman and (ii) the holding company known as Northrop Grumman Corporation (“Current NGC”) that held the ownership interests of all of the Northrop Grumman entities prior to the Spin-Off, which, after the Spin-Off had no material assets or liabilities other than (a) its liabilities as a guarantor under debt and certain contracts of HII and its Restricted Subsidiaries outstanding on the Issue Date, (b) indemnities from HII in support of the liabilities listed in (a), (c) liabilities reasonably incurred in connection with the maintenance of its corporate existence, and (d) liabilities that may arise from its contractual obligations under the agreements to which NGC (as defined below) is a party relating to the Transactions, and which was renamed “Titan II Inc.” after the Spin-Off. All other assets, liabilities and operations of Current NGC remained as part of a newly formed company, New P, Inc., that was renamed Northrop Grumman Corporation after the Spin-Off (“New NGC” and, together with its consolidated subsidiaries after the Spin-Off, collectively “NGC”).

All restrictive covenants are applicable to HII and each of the Persons that were one of its Restricted Subsidiaries on March 30, 2011, the date that the escrow conditions provided for in the indenture were satisfied (the “Completion Date”). Each person that was not engaged in the shipbuilding business of Northrop Grumman and was not intended to be a Subsidiary of HII following the Spin-Off Date and Current NGC was automatically designated an Unrestricted Subsidiary when it became a Subsidiary of HII, and such designation was not treated as a Restricted Payment. Such Unrestricted Subsidiaries are not party to the indenture, do not guaranty the notes and are not be subject to the restrictive covenants in the indenture.

Guaranties

The obligations of HII pursuant to the notes, including any repurchase obligations resulting from a Change of Control, are unconditionally guaranteed, jointly and severally, on an unsecured basis, by each of HII’s direct and indirect Domestic Restricted Subsidiaries that guarantees Debt under the Credit Agreement. If any Restricted Subsidiary guarantees Debt under the Credit Agreement after the Completion Date, the Restricted Subsidiary must guarantee the notes.

Each Note Guaranty will be limited to the maximum amount that would not render the Guarantors’ obligations subject to avoidance under applicable fraudulent conveyance provisions of the United States Bankruptcy Code or any comparable provision of state law. By virtue of this limitation, a Guarantor’s obligation under its Note Guaranty could be significantly less than amounts payable with respect to the notes, or a Guarantor may have effectively no obligation under its Note Guaranty. See “Risk Factors — Risks Related to the New Notes — Insolvency and fraudulent transfer laws and other limitations may preclude the recovery of payment under the new notes and the guarantees.”

The Note Guaranty of a Guarantor will terminate upon

(1) a sale or other disposition (including by way of consolidation or merger) of Capital Stock of the Guarantor if, as a result of such disposition, such Guarantor ceases to be a Subsidiary or the sale or disposition of all or substantially all the assets of the Guarantor (other than to HII or a Restricted Subsidiary) otherwise permitted by the indenture,

(2) the release of the Guarantee by such Guarantor of Debt under the Credit Agreement, other than a discharge through payment thereon,

(3) the designation in accordance with the indenture of the Guarantor as an Unrestricted Subsidiary, or

(4) defeasance or discharge of the notes, as provided in “Defeasance and Discharge.”

Optional Redemption

2018 Notes

Except as set forth in the next three paragraphs, the 2018 notes are not redeemable at the option of HII.

At any time and from time to time prior to March 15, 2015, upon not less than 30 nor more than 60 days’ notice, HII may redeem, in whole or in part, the 2018 notes at a price of 100% of the principal amount of the notes redeemed plus the Applicable Premium, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

At any time and from time to time on or after March 15, 2015, upon not less than 30 nor more than 60 days’ notice, HII may redeem the 2018 notes, in whole or in part, at a redemption price equal to the percentage of principal amount set forth below plus accrued and unpaid interest to the redemption date.

12-month period commencing in Year	Percentage
2015	103.438%
2016	101.719%
2017 and thereafter	100.000%

At any time and from time to time prior to March 15, 2014, upon not less than 30 nor more than 60 days’ notice, HII may redeem the 2018 notes with the net cash proceeds received by HII from any Qualified Equity Offering at a redemption price equal to 106.875% of the principal amount plus accrued and unpaid interest to the redemption date, in an aggregate principal amount for all such redemptions not to exceed 35% of the aggregate principal amount of the 2018 notes, including additional notes, provided that

(1) in each case the redemption takes place not later than 90 days after the closing of the related Qualified Equity Offering, and

(2) not less than 65% in principal amount of the 2018 notes, including additional notes, remains outstanding immediately thereafter.

2021 Notes

Except as set forth in the next three paragraphs, the 2021 notes are not redeemable at the option of HII.

At any time and from time to time prior to March 15, 2016, upon not less than 30 nor more than 60 days’ notice, HII may redeem, in whole or in part, the 2021 notes at a price of 100% of the principal amount of the notes redeemed plus the Applicable Premium, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

At any time and from time to time on or after March 15, 2016, upon not less than 30 nor more than 60 days’ notice, HII may redeem the 2021 notes, in whole or in part, at a redemption price equal to the percentage of principal amount set forth below plus accrued and unpaid interest to the redemption date.

12-month period commencing in Year	Percentage
2016	103.563%
2017	102.375%
2018	101.188%
2019 and thereafter	100.000%

At any time and from time to time prior to March 15, 2014, upon not less than 30 nor more than 60 days’ notice, HII may redeem 2021 notes with the net cash proceeds received by HII from any Qualified Equity Offering at a redemption price equal to 107.125% of the principal amount plus accrued and unpaid interest to the redemption date, in an aggregate principal amount for all such redemptions not to exceed 35% of the aggregate principal amount of the 2021 notes, including additional notes, provided that

(1) in each case the redemption takes place not later than 90 days after the closing of the related Qualified Equity Offering, and

(2) not less than 65% in principal amount of the 2021 notes, including additional notes, remains outstanding immediately thereafter.

Selection and Notice

If fewer than all of the notes of a series are being redeemed, the trustee will select the notes of such series to be redeemed pro rata, by lot or by any other method the trustee in its sole discretion deems fair and appropriate, in denominations of $2,000 principal amount and higher integral multiples of $1,000. Upon surrender of any note redeemed in part, the holder will receive a new note equal in principal amount to the unredeemed portion of the surrendered note. Once notice of redemption is sent to the holders, notes called for redemption become due and payable at the redemption price on the redemption date, and, commencing on the redemption date, notes redeemed will cease to accrue interest.

No Mandatory Redemption or Sinking Fund

There will be no mandatory redemption or sinking fund payments for the notes. HII may at any time, and from time to time, purchase notes in the open market or otherwise.

Ranking

The notes rank equally with or senior to all Debt of HII and the Guarantors, but are effectively junior to all secured Debt to the extent of the value of the assets securing such Debt. As of September 30, 2011, HII and the Guarantors had $561 million of secured Debt, and an additional $650 million available for borrowings and letters of credit under the HII Credit Facility. Subject to the limits described under “Limitation on Liens”, HII and its Restricted Subsidiaries may incur additional secured Debt.

The operations of HII are currently conducted through its subsidiaries. None of HII’s future Foreign Restricted Subsidiaries will guarantee the notes. Claims of creditors of non-guarantor subsidiaries, including trade creditors, and claims of preferred stockholders (if any) of those subsidiaries generally will have priority with respect to the assets and earnings of those subsidiaries over the claims of creditors of HII, including holders of the notes. The notes and each Note Guaranty therefore will be effectively subordinated to creditors (including trade creditors) and preferred stockholders (if any) of subsidiaries of HII (other than the Guarantors).

Although the indenture limits the incurrence of Debt and Disqualified or Preferred Stock of Restricted Subsidiaries, the limitation is subject to a number of significant exceptions. Moreover, the indenture does not impose any limitation on the incurrence by Restricted Subsidiaries of liabilities that are not considered Debt or Preferred Stock under the indenture. See “— Certain Covenants — Limitation on Debt.”

Suspension of Certain Covenants

If at any time after the Issue Date (i) the notes are rated Investment Grade by each of S&P and Moody’s (or, if either (or both) of S&P and Moody’s have been substituted in accordance with the definition of “Rating Agencies”, by each of the then applicable Rating Agencies) and (ii) no Default has occurred and is continuing under the indenture, HII and its Restricted Subsidiaries will not be subject to the covenants in the indenture specifically listed under the following captions in this “Description of Notes” section of this prospectus (the “Suspended Covenants”):

(1) “— Certain Covenants — Limitation on Debt”;

(2) “— Certain Covenants — Limitation on Restricted Payments”;

(3) “— Certain Covenants — Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”;

(4) “— Certain Covenants — Limitation on Asset Sales”;

(5) “— Certain Covenants — Limitation on Transactions with Affiliates”;

(6) “— Certain Covenants — Line of Business”; and

(7) clause (a)(3) of “— Consolidation, Merger or Sale of Assets — Company.”

At such time as the above referenced covenants are suspended (a “Suspension Period”), HII will no longer be permitted to designate any Restricted Subsidiary as an Unrestricted Subsidiary unless HII would have been permitted to designate such Subsidiary as an Unrestricted Subsidiary if a Suspension Period had not been in effect for any period and such designation shall be deemed to have created a Restricted Payment as set forth above under the heading “— Limitation on Restricted Payments” following the Reversion Date (as defined below).

In the event that HII and its Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) the condition set forth in clause (i) of the first paragraph of this section is no longer satisfied, then HII and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenant with respect to future events.

On each Reversion Date, all Debt incurred during the Suspension Period prior to such Reversion Date will be deemed to be Debt incurred pursuant to clause (b)(7) under “— Limitation on Debt.” For purposes of calculating the amount available to be made as Restricted Payments under clause (3) of clause (a) of “— Limitation on Restricted Payments”, calculations under such covenant shall be made as though such covenant had been in effect during the entire period of time after the Issue Date (including the Suspension Period). Restricted Payments made during the Suspension Period not otherwise permitted under clause (b) of the “— Limitation on Restricted Payments” covenant will reduce the amount available to be made as Restricted Payments under clause (3) of clause (a) of such covenant. For purposes of the “— Limitation on Asset Sales” covenant, on the Reversion Date, the amount of Excess Proceeds will be reset to zero.

Notwithstanding that the Suspended Covenants may be reinstated, no Default or Event of Default shall be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during a Suspension Period (or on the Reversion Date after a Suspension Period based solely on events that occurred during the Suspension Period).

There can be no assurance that the notes will ever achieve or maintain a rating of Investment Grade from the Rating Agencies.

Certain Covenants

The indenture contains covenants including, among others, the following:

Limitation on Debt

(a) HII

(1) will not, and will not permit any of its Restricted Subsidiaries to, Incur any Debt; and

(2) will not permit any of its Restricted Subsidiaries that is not a Guarantor to Incur any Preferred Stock (other than Preferred Stock of Restricted Subsidiaries held by HII or a Restricted Subsidiary, so long as it is so held);

provided that HII or any Restricted Subsidiary may Incur Debt and any Restricted Subsidiary that is not a Guarantor may Incur Preferred Stock if, on the date of the Incurrence, after giving effect to the Incurrence and the receipt and application of the proceeds therefrom, the Fixed Charge Coverage Ratio is not less than 2.0:1.0.

(b) Notwithstanding the foregoing, HII and, to the extent provided below, any Restricted Subsidiary may Incur the following (“Permitted Debt”):

(1) Debt (“Permitted Bank Debt”) of HII or any Guarantor pursuant to Credit Facilities; provided that the aggregate principal amount at any time outstanding does not exceed $1,500.0 million, less any amount of such Debt permanently repaid as provided under the “Limitation on Asset Sales”;

(2) Debt of HII or any Restricted Subsidiary to HII or any Restricted Subsidiary so long as such Debt continues to be owed to HII or a Restricted Subsidiary;

(3) Debt of HII pursuant to the notes (other than additional notes, but including new notes in respect of notes and additional notes) and Debt of any Guarantor pursuant to a Note Guaranty of the notes (including additional notes and new notes);

(4) Debt (“Permitted Refinancing Debt”) constituting an extension or renewal of, replacement of, or substitution for, or issued in exchange for, or the net proceeds of which are used to repay, redeem, repurchase, refinance or refund, including by way of defeasance (all of the above, for purposes of this clause, “refinance”) then outstanding Debt in an amount not to exceed the principal amount of the Debt so refinanced, plus premiums, fees and expenses; provided that

(A) in case the Debt to be refinanced is Subordinated Debt, the new Debt, by its terms or by the terms of any agreement or instrument pursuant to which it is outstanding, is expressly made subordinate in right of payment to the notes at least to the extent that the Debt to be refinanced is subordinated to the notes,

(B) the new Debt either does not have a Stated Maturity prior to the Stated Maturity of the Debt to be refinanced or has a Stated Maturity at least 91 days after the maturity of the notes, and the Average Life of the new Debt is at least equal to the remaining Average Life of the Debt to be refinanced,

(C) in no event may Debt of HII or any Guarantor be refinanced pursuant to this clause by means of any Debt of any Restricted Subsidiary that is not a Guarantor, and

(D) Debt Incurred pursuant to clauses (1), (2), (5), (6), (9), (10), (12), (13), (14) and (15) may not be refinanced pursuant to this clause;

(5) Hedging Agreements of HII or any Restricted Subsidiary entered into in the ordinary course of business for the purpose of limiting risks associated with the business of HII and its Restricted Subsidiaries and not for speculation;

(6) Debt of HII or any Restricted Subsidiary incurred in respect of workers’ compensation claims and self-insurance obligations and with respect to letters of credit and bankers’ acceptances issued in the ordinary course of business and not supporting Debt, including letters of credit for operating purposes or completion guarantees or supporting indemnity, bid, warranty, performance, surety, appeal or similar bonds, or indemnification, adjustment of purchase price or similar obligations incurred in connection with the acquisition or disposition of any business or assets;

(7) Debt of HII or any Restricted Subsidiary (a) that was outstanding on the Issue Date or was Incurred on or prior to the Completion Date as a result of the Transactions or (b) Incurred under the Interim Ordinary Course Transactions (and, for purposes of clause (4)(D), not otherwise constituting Permitted Debt); provided that no Debt for borrowed money Incurred under clause (b) shall remain outstanding following the Spin-Off Date;

(8) Acquired Debt; provided that, after giving effect to the incurrence thereof, (A) HII could incur at least $1.00 of Debt pursuant to paragraph (a) above or (B) the Fixed Charge Coverage Ratio of HII would be greater than such ratio immediately prior to such incurrence;

(9) Obligations of HII or any Restricted Subsidiary in respect of customer advances received and held in the ordinary course of business;

(10) Debt of HII and any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements, in each case, incurred in the ordinary course of business;

(11) Debt of HII or any Restricted Subsidiary, which may include Capital Leases, mortgage financings or purchase money obligations, Incurred on or after the Issue Date no later than 180 days after the date of purchase or completion of construction or improvement of property, plant or equipment for the purpose of financing all or any part of the purchase price or cost of construction or improvement; provided that the aggregate principal amount of any Debt (including the aggregate outstanding amount of Permitted Refinancing Debt Incurred to refinance Debt Incurred pursuant to this clause) at any time outstanding pursuant to this clause may not exceed the greater of (A) $75.0 million and (B) 2.0% of Consolidated Net Tangible Assets of HII;

(12) Debt of HII or any Restricted Subsidiary consisting of Guarantees of Debt of HII or any Restricted Subsidiary Incurred under any other clause of this covenant;

(13) Debt incurred on behalf of, or representing Guarantees of Debt of, joint ventures not to exceed the greater of (A) $100.0 million and (B) 2.6% of Consolidated Net Tangible Assets at any time outstanding;

(14) Debt supported by a letter of credit Incurred under clause (1) above in the same principal amount; and

(15) Debt of HII or any Restricted Subsidiary Incurred on or after the Issue Date not otherwise permitted in an aggregate principal amount at any time outstanding not to exceed the greater of (A) $200.0 million and (B) 5.3% of Consolidated Net Tangible Assets.

(c) Notwithstanding any other provision of this covenant, for purposes of determining compliance with this covenant, increases in Debt solely due to fluctuations in the exchange rates of currencies will not be deemed to exceed the maximum amount that HII or a Restricted Subsidiary may Incur under this covenant. For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Debt, the U.S. dollar-equivalent principal amount of Debt denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Debt was Incurred; provided that if such Debt is Incurred to refinance other Debt denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Debt does not exceed the principal amount of such Debt being refinanced. The principal amount of any Debt Incurred to refinance other Debt, if Incurred in a different currency from the Debt being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Debt is denominated that is in effect on the date of such refinancing. Guarantees or Liens in respect of, or obligations in respect of letters of credit relating to, Debt which is otherwise included in the determination of a particular amount of Debt shall not be included in the determination of such amount of Debt; provided that the Incurrence of the Debt represented by such guarantee, Lien or letter of credit, as the case may be, was in compliance with this covenant.

(d) In the event that an item, or a portion of such item, taken by itself, of Debt or Preferred Stock meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (14) above or such item is (or a portion, taken by itself (without taking into account any other Permitted Debt (other than Permitted Debt under clause (8) above) being incurred on the same date, would be) entitled to be Incurred pursuant to paragraph (a) of this covenant, HII shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such item of Debt in any manner that complies with this covenant, and may change the classification of an item of Debt (or any portion thereof) to any other type of Debt described in this covenant at any time; provided that Debt under the Credit Agreement outstanding on the Completion Date shall be deemed at all times to be incurred under clause (1) of Permitted Debt.

(e) Neither HII nor any Guarantor may Incur any Debt that is subordinated in right of payment to other Debt of HII or the Guarantor unless such Debt is also subordinated in right of payment to the notes or the relevant Note Guaranty to the same extent. This does not apply to distinctions between categories of Debt that exist by reason of any structural subordination, Liens or Guarantees securing or in favor of some but not all of such Debt.

Limitation on Restricted Payments

(a) HII will not, and will not permit any Restricted Subsidiary to, directly or indirectly (the payments and other actions described in the following clauses being collectively “Restricted Payments”):

•

declare or pay any dividend or make any distribution on its Equity Interests (other than dividends or distributions paid in HII’s Qualified Equity Interests) held by Persons other than HII or any of its Restricted Subsidiaries;

•	purchase, redeem or otherwise acquire or retire for value any Equity Interests of HII or any direct or indirect parent of HII held by Persons other than HII or any of its Restricted Subsidiaries;

•

repay, redeem, repurchase, defease or otherwise acquire or retire for value, or make any payment on or with respect to, any Subordinated Debt (except (1) a payment of interest or principal at Stated Maturity or (2) the purchase, repurchase or other acquisition of Subordinated Debt or payments of principal and interest in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, within one year of the due date thereof); or

•	make any Investment other than a Permitted Investment;

unless, at the time of, and after giving effect to, the proposed Restricted Payment:

(1) no Default has occurred and is continuing,

(2) HII could Incur at least $1.00 of Debt under paragraph (a) under “Limitation on Debt”, and

(3) the aggregate amount expended for all Restricted Payments made on or after the Issue Date would not, subject to paragraph (c), exceed the sum of

(A) 50% of the aggregate amount of the Consolidated Net Income (or, if the Consolidated Net Income is a loss, minus 100% of the amount of the loss) accrued on a cumulative basis during the period, taken as one accounting period, from January 1, 2011, and ending on the last day of HII’s most recently completed fiscal quarter for which internal financial statements are available immediately preceding the date of such proposed Restricted Payment, plus

(B) subject to paragraph (c), the aggregate net cash proceeds and the fair market value (determined in the good faith of HII) of any property other than cash received by HII (other than from a Subsidiary) after the Issue Date from

(i) the issuance and sale of its Qualified Equity Interests, including by way of issuance of its Disqualified Equity Interests or Debt to the extent since converted into Qualified Equity Interests of HII, or

(ii) as a contribution to its common equity, plus

(C) an amount equal to the sum, for all Unrestricted Subsidiaries, of the following:

(x) the cash and the fair market value (as determined in good faith by HII) of property, after the Issue Date, received on Investments (other than Permitted Investments) in an Unrestricted Subsidiary made after the Issue Date as a result of any sale, repayment, redemption, liquidating distribution or other realization other than pursuant to clause (D) below (to the extent not included in Consolidated Net Income), plus

(y) the portion (proportionate to HII’s equity interest in such Subsidiary) of the fair market value (as determined in good faith by HII) of the assets less liabilities of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary, not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments made after the Issue Date by HII and its Restricted Subsidiaries in such Unrestricted Subsidiary pursuant to this paragraph (a); plus

(D) the cash and the fair market value (as determined in good faith by HII) of property, after the Issue Date, received on any other Investment (other than Permitted Investments) made after the Issue Date as a result of any payments of interest on Debt, dividends, repayments of loans or advances, or sale, repayment, redemption, liquidating distribution or other realization (to the extent not included in Consolidated Net Income) not to exceed the amount of such Investment as made.

The amount expended in any Restricted Payment, if other than in cash, will be deemed to be the fair market value of the relevant non-cash assets, as determined in good faith by the board of directors, whose determination will be conclusive and evidenced by a Board Resolution.

(b) The foregoing will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof if, at the date of declaration, such payment would comply with paragraph (a);

(2) dividends or distributions by a Restricted Subsidiary payable, on a pro rata basis or on a basis more favorable to HII, to all holders of its Equity Interests;

(3) the repayment, redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Debt with the net cash proceeds of, or in exchange for, a substantially concurrent issuance of new Subordinated Debt Incurred in accordance with the indenture;

(4) the purchase, redemption or other acquisition or retirement of Equity Interests of HII or any direct or indirect parent in exchange for, or out of the net cash proceeds of a substantially concurrent offering of, Qualified Equity Interests of HII or of a cash contribution to the common equity of HII;

(5) the repayment, redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Debt of HII in exchange for, or out of the net cash proceeds of, a substantially concurrent offering of, Qualified Equity Interests of HII or of a cash contribution to the common equity of HII;

(6) any Investment made in exchange for, or out of the net cash proceeds of a substantially concurrent offering of Qualified Equity Interests of HII or of a cash contribution to the common equity of HII;

(7) the purchase, redemption or other acquisition or retirement for value of Equity Interests of HII in connection with issuances of Equity Interests pursuant to employee benefit plans or otherwise in compensation to officers, directors or employees, which purchase, redemption or other acquisition or retirement for value is in order to minimize dilution; provided, however, that the aggregate cash consideration paid for such purchase, redemption, acquisition or retirement for value does not exceed $10.0 million in any calendar year; provided, further, that any unused amounts in any calendar year may be carried forward to one or more future periods subject to a maximum aggregate amount of repurchases made pursuant to this clause (7) not to exceed $20.0 million in any calendar year;

(8) the defeasance, redemption, repurchase or other acquisition of any Subordinated Debt at a purchase price not greater than (x) 101% of the principal amount thereof in the event of a change of control pursuant to a provision no more favorable to the holders thereof than “Repurchase of Notes Upon a Change of Control” or (y) 100% of the principal amount thereof in the event of an Asset Sale pursuant to a provision no more favorable to the holders thereof than “Limitation on Asset Sales”, in each case plus accrued interest, provided that, in each case, prior to or contemporaneously with the defeasance, redemption, repurchase or other acquisition HII has made an Offer to Purchase and repurchased all notes issued under the indenture that were validly tendered for payment and not withdrawn in connection with the Offer to Purchase;

(9) the declaration and payment of dividends on Disqualified Stock of HII or any Restricted Subsidiary issued or Incurred in compliance with the covenant “— Limitation on Debt” to the extent such dividends are included in Fixed Charges;

(10) repurchases of Equity Interests deemed to occur upon the exercise of stock options, warrants or other convertible or exchangeable securities, or cash payments, in lieu of issuance of fractional shares, in connection with the exercise of stock options, warrants or other securities convertible into or exchangeable for the Equity Interests of HII or any Restricted Subsidiary;

(11) the declaration and payment of dividends on HII’s Equity Interests, or the purchase, repurchase, redemption, defeasance or other acquisition or retirement of any Qualified Equity Interests of HII, not to exceed an aggregate amount pursuant to this clause (11) of $30.0 million in any calendar year provided, that any unused amounts in any calendar year may be carried forward to one or more future periods; and

(12) Restricted Payments not otherwise permitted hereby in an aggregate amount not to exceed $100.0 million;

provided that, in the case of clause (11), no Event of Default has occurred and is continuing or would occur as a result thereof.

(c) Proceeds of the issuance of Qualified Equity Interests will be included under clause (3) of paragraph (a) only to the extent they are not applied as described in clause (4), (5) or (6) of paragraph (b). Restricted Payments permitted pursuant to clause (2) through (7), (9), (10) or (12) will not be included in making the calculations under clause (3) of paragraph (a).

(d) Notwithstanding anything to the contrary set forth above, (i) none of (x) the consummation of the Transactions, including the Internal Reorganization, the distribution of the Equity Interests of any Unrestricted Subsidiary by HII or any Restricted Subsidiary to NGC or any of its Subsidiaries (other than HII or any of its Subsidiaries) and the contribution of a portion of the proceeds of the offering and Credit Agreement borrowings to NGC or (y) the Interim Ordinary Course Transactions will constitute a Restricted Payment, and (ii) any contribution to HII’s equity or issuance of Equity Interests of HII in connection with the Transactions will be disregarded for purposes of clause (a)(3) above.

Limitation on Liens

HII will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur or permit to exist any Liens of any nature whatsoever that secure Debt on any of its properties or assets, whether owned at the Issue Date or thereafter acquired, other than Permitted Liens, without effectively providing that the notes are secured equally and ratably with (or, if the obligation to be secured by the Lien is subordinated in right of payment to the notes or any Note Guaranty, prior to) the obligations so secured for so long as such obligations are so secured.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

(a) Except as provided in paragraph (b), HII will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to

(1) pay dividends or make any other distributions on any Equity Interests of the Restricted Subsidiary owned by HII or any other Restricted Subsidiary,

(2) pay any Debt or other obligation owed to HII or any other Restricted Subsidiary,

(3) make loans or advances to HII or any other Restricted Subsidiary, or

(4) transfer any of its property or assets to HII or any other Restricted Subsidiary.

(b) The provisions of paragraph (a) do not apply to any encumbrances or restrictions

(1) existing (a) on the Issue Date in the indenture or any other agreements in effect on the Issue Date, or (b) existing on the Completion Date in the Credit Agreement or any other agreement relating to the Transactions (in each case on the terms described in this prospectus), and any extensions, renewals, replacements or refinancings of any of the foregoing; provided that the encumbrances and restrictions in the extension, renewal, replacement or refinancing are, taken as a whole, no less favorable in any material respect to the noteholders than the encumbrances or restrictions being extended, renewed, replaced or refinanced;

(2) existing under or by reason of applicable law, rule, regulation or order;

(3) existing

(A) with respect to any Person, or to the property or assets of any Person, at the time the Person is acquired by HII or any Restricted Subsidiary, or

(B) with respect to any Unrestricted Subsidiary at the time it is designated or is deemed to become a Restricted Subsidiary,

which encumbrances or restrictions (i) are not applicable to any other Person or the property or assets of any other Person and (ii) were not put in place in anticipation of such event and any extensions, renewals, replacements or refinancings of any of the foregoing, provided the encumbrances and restrictions in the extension, renewal, replacement or refinancing are, taken as a whole, no less favorable in any material respect to the noteholders than the encumbrances or restrictions being extended, renewed, replaced or refinanced;

(4) of the type described in clause (a)(4) arising or agreed to in the ordinary course of business (i) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease or license, (ii) are contained in agreements related to the license of copyrighted or patented materials or other intellectual property or (iii) by virtue of any Lien on, or agreement to transfer, option or similar right with respect to any property or assets of, HII or any Restricted Subsidiary;

(5) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, the Restricted Subsidiary that is permitted by “Limitation on Asset Sales”;

(6) encumbrances or restrictions that are customary provisions in joint venture agreements, asset sale agreements, stock sale agreements, sale leaseback agreements or other similar arrangements with respect to the disposition or distribution of assets or property subject to such agreements;

(7) any other agreements governing Debt entered into after the Issue Date that contains encumbrances and restrictions that are not materially more restrictive with respect to any Restricted Subsidiary than those in effect on the Issue Date with respect to that Restricted Subsidiary pursuant to agreements in effect on the Issue Date;

(8) any restriction with respect to HII or a Restricted Subsidiary (or any of its property or assets) imposed by customary provisions in Hedging Agreements not entered into for speculative purposes;

(9) existing under, by reason of or with respect to Debt Incurred by any Guarantor permitted to be Incurred under the “— Limitation on Debt” covenant; or

(10) required pursuant to the indenture.

Guarantees by Restricted Subsidiaries

If and for so long as any Domestic Restricted Subsidiary Guarantees any Debt under the Credit Agreement, such Restricted Subsidiary shall guarantee the notes.

Repurchase of Notes upon a Change of Control

Not later than 30 days following a Change of Control, HII will make an Offer to Purchase all outstanding notes at a purchase price equal to 101% of the principal amount plus accrued interest to the date of purchase.

An “Offer to Purchase” must be made by written offer, which will specify the principal amount of notes subject to the offer and the purchase price. The offer must specify an expiration date (the “expiration date”) not less than 30 days or more than 60 days after the date of the offer and a settlement date for purchase (the “purchase date”) not more than five business days after the expiration date. The offer must describe the transaction or transactions that constitute the Change of Control. The offer will also contain instructions and materials necessary to enable holders to tender notes pursuant to the offer.

A holder may tender all or any portion of its notes pursuant to an Offer to Purchase, subject to the requirement that any portion of a note tendered must be equal to $2,000 principal amount or a higher multiple of $1,000 (provided that any unpurchased portion of a note must be in a minimum principal amount of $2,000). Holders are entitled to withdraw notes tendered up to the close of business on the expiration date. On the purchase date the purchase price will become due and payable on each note accepted for purchase pursuant to the Offer to Purchase, and interest on notes purchased will cease to accrue on and after the purchase date.

HII will not be required to make an Offer to Purchase upon a Change of Control if (i) a third party makes such Offer to Purchase contemporaneously with or upon a Change of Control in the manner, at the times and otherwise in compliance with the requirements of the indenture and purchases all notes validly tendered and not withdrawn under such Offer to Purchase or (ii) a notice of redemption to the holders of the notes has been given pursuant to the indenture as described under “— Optional Redemption.”

HII will comply with Rule 14e-1 under the Exchange Act and all other applicable laws in making any Offer to Purchase, and the above procedures will be deemed modified as necessary to permit such compliance.

The Credit Agreement limits the ability of HII to repurchase notes in the event of a Change of Control and also provides that the occurrence of certain change of control events with respect to HII would constitute a default thereunder. In the event a Change of Control occurs and the Credit Agreement restricts HII’s ability to repurchase the notes, HII could seek the consent of the Credit Agreement lenders to the purchase of notes or could attempt to refinance the Credit Agreement. If HII were not able to obtain that consent or to refinance, it would continue to be prohibited from purchasing notes. In that case, HII’s failure to purchase tendered notes would constitute an Event of Default under the indenture, which would in turn constitute a default under the Credit Agreement.

Future debt of HII may also prohibit HII from purchasing notes in the event of a Change of Control, provide that a Change of Control is a default or require repurchase upon a Change of Control. Moreover, the exercise by the noteholders of their right to require HII to purchase the notes could cause a default under other debt, even if the Change of Control itself does not, due to the financial effect of the purchase on HII.

Finally, HII’s ability to pay cash to the noteholders following the occurrence of a Change of Control may be limited by HII’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make the required purchase of the notes. See “Risk Factors — Risks Related to the Notes — The new notes will be subject to a change of control provision, and we may not have the ability to raise the funds necessary to fulfill our obligations under the new notes following a change of control.”

The phrase “all or substantially all”, as used with respect to the assets of HII in the definition of “Change of Control”, is subject to interpretation under applicable state law, and its applicability in a given instance would depend upon the facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of “all or substantially all” the assets of HII has occurred in a particular instance, in which case a holder’s ability to obtain the benefit of these provisions could be unclear.

Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that HII purchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The provisions under the indenture relating to HII’s obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or amended as described in “— Amendments and Waivers.”

Limitation on Asset Sales

HII will not, and will not permit any Restricted Subsidiary to, make any Asset Sale unless the following conditions are met:

(1) The Asset Sale is for consideration at least equal to fair market value, as determined in good faith by the board of directors.

(2) At least 75% of the consideration consists of cash, Cash Equivalents or Replacement Assets or a combination thereof received at closing. For purposes of this clause (2):

(A) the assumption by the purchaser of Debt or other obligations (other than Subordinated Debt) of HII or a Restricted Subsidiary pursuant to a customary novation agreement,

(B) instruments or securities received from the purchaser that are promptly, but in any event within 180 days of the closing, converted by HII to cash, to the extent of the cash actually so received, and

(C) any Designated Non-cash Consideration received by HII in such Asset Sale having an aggregate fair market value (as determined in good faith by HII), taken together with all other Designated Non-cash Consideration received pursuant to this clause (C) that is at that time outstanding, not to exceed the greater of $50.0 million and 1.3% of Consolidated Net Tangible Assets at the time of the receipt of such Designated Non-cash Consideration (with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value)

shall be considered cash received at closing.

(3) Within 365 days after the receipt of any Net Cash Proceeds from an Asset Sale, the Net Cash Proceeds may be used

(A) to permanently repay secured Debt of HII or a Guarantor or any Debt of a Restricted Subsidiary that is not a Guarantor (and in the case of a revolving credit facility, permanently reduce the commitment thereunder by such amount), in each case owing to a Person other than HII or any Subsidiary, or

(B) to acquire Replacement Assets or to make capital expenditures or expenditures for maintenance, repair or improvement of existing capital assets;

provided that if during such 365-day period HII or a Restricted Subsidiary enters into a definitive written agreement committing it to apply such Net Cash Proceeds in accordance with the requirements of clause (B) above, such 365-day period shall be extended with respect to the amount of Net Cash Proceeds so committed until the earlier of the date required to be paid in accordance with such agreement and 180 days.

(4) The Net Cash Proceeds of an Asset Sale not applied pursuant to clause (3) within 365 days of the Asset Sale (as may be extended as set forth above) constitute “Excess Proceeds.” Excess Proceeds of less than $50.0 million will be carried forward and accumulated. When accumulated Excess Proceeds equals or exceeds such amount, HII must, within 30 days, make an Offer to Purchase notes of both series having a principal amount equal to

(A) accumulated Excess Proceeds, multiplied by

(B) a fraction (x) the numerator of which is equal to the outstanding principal amount of the notes of both series and (y) the denominator of which is equal to the outstanding principal amount of the notes of both series and all pari passu Debt similarly required to be repaid, redeemed or tendered for in connection with the Asset Sale, rounded down to the nearest $1,000. The purchase price for the notes will be 100% of the principal amount plus accrued interest to the date of purchase. If the Offer to Purchase is for less than all of the outstanding notes and notes in an aggregate principal amount in excess of the purchase amount are tendered and not withdrawn pursuant to the offer, HII will purchase notes of both series having an aggregate principal amount equal to the purchase amount on a pro rata basis (based on the principal amount of all notes tendered), with adjustments so that only notes in multiples of $1,000 principal amount will be purchased. Upon completion of the Offer to Purchase, Excess Proceeds will be reset at zero, and any Excess Proceeds remaining after consummation of the Offer to Purchase may be used for any purpose not otherwise prohibited by the indenture.

If an offer is made to repurchase the notes pursuant to an Offer to Purchase, HII will and will cause its Restricted Subsidiaries to comply with all applicable tender offer rules under state and federal securities laws, including, but not limited to, Section 14(e) under the Exchange Act and Rule 14e-1 thereunder, to the extent applicable to such offer. To the extent that the provisions of any securities laws or regulations conflict with the “— Limitation on Asset Sales” covenant in the indenture, HII shall comply with the applicable securities laws or regulations and shall not be deemed to have breached its obligations under the “— Limitation on Asset Sales” covenant.

Limitation on Transactions with Affiliates

(a) HII will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service with any Affiliate of HII or any Restricted Subsidiary, for consideration in excess of

$10.0 million (a “Related Party Transaction”), except upon fair and reasonable terms not materially less favorable to HII or the Restricted Subsidiary than could be obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate of HII.

(b) Any Related Party Transaction or series of Related Party Transactions with an aggregate value in excess of $20.0 million must first be approved by a majority of the board of directors who are disinterested in the subject matter of the transaction pursuant to a Board Resolution delivered to the trustee. Prior to entering into any Related Party Transaction or series of Related Party Transactions with an aggregate value in excess of $50.0 million, HII must in addition obtain and deliver to the trustee a favorable written opinion from a nationally recognized investment banking firm as to the fairness of the transaction to HII and its Restricted Subsidiaries from a financial point of view.

(c) The foregoing paragraphs do not apply to

(1) any transaction between HII and any of its Restricted Subsidiaries or between Restricted Subsidiaries of HII;

(2) the payment of reasonable and customary compensation paid to, or loans made to, and indemnities and other benefits provided to officers, directors, employees or consultants of HII or any Subsidiary, as determined by HII in good faith;

(3) any Restricted Payments and Permitted Investments (other than Permitted Investments referred to in clause (4) thereof) if permitted by the indenture;

(4) any transaction with a joint venture, partnership, limited liability company or other entity that constitutes an Affiliate solely because HII or a Restricted Subsidiary owns an equity interest in such joint venture, partnership, limited liability company or other entity;

(5) sales or leases of goods, or providing or receiving services, to or from joint ventures and Affiliates (but excluding any officers or directors) in the ordinary course of business for less than fair market value but not for less than cost;

(6) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, or transactions with joint ventures, in each case on terms that are not materially less favorable to HII or any of its Restricted Subsidiaries, as the case may be, as determined in good faith by HII, than those that could be obtained in a comparable arm’s length transaction with a Person that is not an Affiliate of HII;

(7) contributions to the equity capital of HII or a Restricted Subsidiary or sales of Qualified Equity Interests of HII or a Guarantor;

(8) transactions or arrangements pursuant to (a) any agreements in effect on the Issue Date, (b) Interim Ordinary Course Transactions at any time prior to the Spin-Off Date, or (c) any agreements to be entered into in connection with the Transactions, and, in the case of agreements referred to in clauses (a) and (c), as such agreements may be amended, modified or replaced from time to time so long as the amended, modified or new agreements, taken as a whole, are not materially less favorable to the holders of the notes than those in effect on the Issue Date in the case of clause (a) or those described in the Offering Circular in the case of clause (c).

Line of Business

HII will not, and will not permit any of its Restricted Subsidiaries, to engage in any business other than a Permitted Business, except to an extent that so doing would not be material to HII and its Restricted Subsidiaries, taken as a whole.

Designation of Restricted and Unrestricted Subsidiaries

(a) The board of directors may designate any Subsidiary, including a newly acquired or created Subsidiary, to be an Unrestricted Subsidiary if it meets the following qualifications and the designation would not cause a Default.

(1) At the time of the designation, the designation would be permitted under “Limitation on Restricted Payments.”

(2) To the extent the Debt of the Subsidiary is not Non-Recourse Debt, any Guarantee or other credit support thereof by HII or any Restricted Subsidiary is permitted under “Limitation on Debt and Disqualified or Preferred Stock” and “Limitation on Restricted Payments.”

(3) The Subsidiary is not party to any transaction or arrangement with HII or any Restricted Subsidiary that would not be permitted under “Limitation on Transactions with Affiliates.”

(4) Neither HII nor any Restricted Subsidiary has any obligation to subscribe for additional Equity Interests of the Subsidiary or to maintain or preserve its financial condition or cause it to achieve specified levels of operating results, except to the extent permitted by “Limitation on Debt” and “Limitation on Restricted Payments.”

Once so designated, the Subsidiary will remain an Unrestricted Subsidiary, subject to paragraph (b).

(b) (1) A Subsidiary previously designated an Unrestricted Subsidiary pursuant to clause (iii) of the definition thereof which fails to meet the qualifications set forth in paragraph (a) will be deemed to become at that time a Restricted Subsidiary, subject to the consequences set forth in paragraph (d).

(2) The board of directors may designate an Unrestricted Subsidiary to be a Restricted Subsidiary if the designation would not cause a Default.

(c) Upon a Restricted Subsidiary becoming an Unrestricted Subsidiary,

(1) all existing Investments of HII and the Restricted Subsidiaries therein (valued at HII’s proportional share of the fair market value of its assets less liabilities (as determined in good faith by HII)) will be deemed made at that time;

(2) all existing Capital Stock or Debt of HII or a Restricted Subsidiary held by it will be deemed Incurred at that time, and all Liens on property of HII or a Restricted Subsidiary held by it will be deemed incurred at that time;

(3) all existing transactions between it and HII or any Restricted Subsidiary will be deemed entered into at that time;

(4) it is released at that time from its Note Guaranty, if any; and

(5) it will cease to be subject to the provisions of the indenture as a Restricted Subsidiary.

(d) Upon an Unrestricted Subsidiary becoming, or being deemed to become, a Restricted Subsidiary,

(1) all of its Debt and Preferred Stock will be deemed Incurred at that time for purposes of “Limitation on Debt”, but will not be considered the sale or issuance of Equity Interests for purposes of “Limitation on Asset Sales”;

(2) Investments therein previously charged under “Limitation on Restricted Payments” will be credited as provided thereunder;

(3) it may be required to issue a Note Guaranty pursuant to “Guaranties by Restricted Subsidiaries”; and

(4) it will thenceforward be subject to the provisions of the indenture as a Restricted Subsidiary.

(e) Any designation by the board of directors of a Subsidiary as a Restricted Subsidiary or Unrestricted Subsidiary will be evidenced to the trustee by promptly filing with the trustee a copy of the Board Resolution giving effect to the designation and an officer’s certificate certifying that the designation complied with the foregoing provisions.

(f) Notwithstanding the foregoing, each of NGC and its Subsidiaries (after giving effect to the Transactions) and Current NGC shall be deemed an Unrestricted Subsidiary of HII at all times on and after and for so long as it becomes a Subsidiary of HII (which designation shall occur automatically and without the need to comply with clause (a) above). Following the Completion Date, HII shall not permit or cause Current NGC to engage at any time in any business or have any material assets or liabilities, other than (a) its liabilities as a guarantor under debt and certain contracts of HII and its Restricted Subsidiaries outstanding on the Issue Date, (b) indemnities from HII in support of the liabilities listed in (a), (c) liabilities reasonably incurred in connection with the maintenance of its corporate existence, and (d) liabilities that may arise from its contractual obligations under the agreements to which NGC is a party relating to the Transactions.

Financial Reports

(a) Whether or not HII is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, HII must provide the trustee and Noteholders within the time periods specified in those sections with

(1) all quarterly and annual reports that would be required to be filed with the Commission on Forms 10-Q and 10-K if HII were required to file such reports, and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if HII were required to file such reports.

In addition, whether or not required by the Commission, HII will, if the Commission will accept the filing, file a copy of all of the information and reports referred to in clauses (1) and (2) with the Commission for public availability within the time periods specified in the Commission’s rules and regulations. For purposes of this covenant, HII will be deemed to have provided all required reports referred to in this covenant to the trustee and the Noteholders as required by this covenant if it has timely filed such reports with the Commission via the EDGAR filing system (or its successor system). If HII had any Unrestricted Subsidiaries during the relevant period, then the quarterly and annual reports required by this covenant shall include a reasonably detailed presentation of the financial condition and results of operations of HII and its Restricted Subsidiaries, excluding in all respects the Unrestricted Subsidiaries, separate from the financial condition and results of operations of the Unrestricted Subsidiaries.

Notwithstanding anything herein to the contrary, HII will not be deemed to have failed to comply with any of its obligations under this covenant for purposes of clause (4) under “Events of Default” until 90 days after the date any report hereunder is due.

(b) For so long as any of the notes remain outstanding and constitute “restricted securities” under Rule 144, HII will furnish to the holders of the notes and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Reports to Trustee

HII will deliver to the trustee

(1) within 120 days after the end of each fiscal year a certificate stating that HII has fulfilled its obligations under the indenture or, if there has been a Default, specifying the Default and its nature and status; and

(2) as soon as possible and in any event within 30 days after HII becomes aware of the occurrence of a Default, an officers’ certificate setting forth the details of the Default, and the action which HII proposes to take with respect thereto.

Consolidation, Merger or Sale of Assets

Company

(a) HII will not

•	consolidate with or merge with or into any Person, or

•

sell, convey, transfer, lease or otherwise dispose of all or substantially all of its assets and the assets of its Restricted Subsidiaries, taken as a whole, as an entirety or substantially an entirety, in one transaction or a series of related transactions, to any Person, or

•	permit any Person to merge with or into HII

unless

(1) either (x) HII is the continuing Person or (y) the resulting, surviving or transferee Person is a corporation, limited liability company or partnership (provided that if the resulting, surviving or transferee Person is a limited liability company or partnership, a corporate Wholly Owned Restricted Subsidiary becomes a co-obligor at such time) organized and validly existing under the laws of the United States of America or any jurisdiction thereof and expressly assumes by supplemental indenture all of the obligations of HII under the indenture and the notes and the registration rights agreement;

(2) immediately after giving effect to the transaction, no Default has occurred and is continuing;

(3) immediately after giving effect to the transaction on a pro forma basis, HII or the resulting surviving or transferee Person could Incur at least $1.00 of Debt under paragraph (a) under “Limitation on Debt”; and

(4) HII delivers to the trustee an officers’ certificate and an opinion of counsel, each stating that the consolidation, merger or transfer and the supplemental indenture (if any) comply with the indenture;

provided, that (a) clauses (2) and (3) do not apply (i) to the consolidation or merger of HII with or into a Wholly Owned Restricted Subsidiary or the consolidation or merger of a Wholly Owned Restricted Subsidiary with or into HII, or to the sale, lease, conveyance, transfer, or other disposition of all or substantially all of its assets and the assets of its Restricted Subsidiaries, taken as a whole, as an entirety or substantially an entirety, to a Wholly-Owned Restricted Subsidiary that is a Guarantor, or (ii) if the sole purpose of the transaction is to change the jurisdiction of incorporation of HII and (b) the foregoing does not apply to the consummation of the Transactions.

(b) Upon the consummation of any transaction effected in accordance with these provisions, if HII is not the continuing Person, the resulting, surviving or transferee Person will succeed to, and be substituted for, and may exercise every right and power of, HII under the indenture and the notes with the same effect as if such successor Person had been named as HII in the indenture. Upon such substitution, except in the case of a lease, HII will be released from its obligations under the indenture and the notes.

Guarantors

No Guarantor may

•	consolidate with or merge with or into any Person, or

•	sell, convey, transfer or dispose of, all or substantially all its assets as an entirety or substantially as an entirety, in one transaction or a series of related transactions, to any Person, or

•	permit any Person to merge with or into the Guarantor

unless

(A) the other Person is HII or any Restricted Subsidiary that is a Guarantor or becomes a Guarantor concurrently with the transaction; or

(B) (1) either (x) the Guarantor is the continuing Person or (y) the resulting, surviving or transferee Person expressly assumes by supplemental indenture all of the obligations of the Guarantor under its Note Guaranty; and

(2) immediately after giving effect to the transaction, no Default has occurred and is continuing; or

(C) the transaction constitutes a sale or other disposition (including by way of consolidation or merger) of the Guarantor or the sale or disposition of all or substantially all the assets of the Guarantor (in each case other than to HII or a Restricted Subsidiary) otherwise permitted by the indenture.

Default and Remedies

Events of Default

An “Event of Default” occurs with respect to notes of a series if

(1) HII defaults in the payment of the principal of any note of such series when the same becomes due and payable at maturity, upon acceleration or redemption, or otherwise (other than pursuant to an Offer to Purchase pursuant to “Repurchase of Notes upon a Change of Control” or “Limitation on Asset Sales”);

(2) HII defaults in the payment of interest (including any Additional Interest) on any note of such series when the same becomes due and payable, and the default continues for a period of 30 days;

(3) HII fails (A) after 45 days after written notice to HII by the trustee or to HII and the trustee by the holders of 25% or more in aggregate principal amount of the notes of such series to make an Offer to Purchase (which notice requires that the failure be remedied and states that it is a notice of default under the indenture) or (B) to thereafter accept and pay for notes tendered when and as required pursuant to “Repurchase of Notes upon a Change of Control” or “Limitation on Asset Sales”;

(4) HII defaults in the performance of or breaches any other covenant or agreement of HII in the indenture or under the notes of such series and the default or breach continues for a period of 60 consecutive days after written notice to HII by the trustee or to HII and the trustee by the holders of 25% or more in aggregate principal amount of the notes of such series (which notice requires that the default be remedied and states that it is a notice of default under the indenture);

(5) there occurs with respect to any Debt of HII or any of its Restricted Subsidiaries having an outstanding principal amount of $50.0 million or more in the aggregate for all such Debt of all such Persons (i) an event of default that results in such Debt being due and payable prior to its scheduled maturity or (ii) failure to make a principal payment when due and such defaulted payment is not made, waived or extended within the applicable grace period;

(6) one or more final judgments or orders for the payment of money are rendered against HII or any of its Restricted Subsidiaries and are not paid or discharged, and there is a period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $50.0 million (in excess of amounts which HII’s insurance carriers have not challenged under applicable policies or which indemnifying parties have not challenged under applicable third party indemnities) during which a stay of enforcement, by reason of a pending appeal or otherwise, is not in effect;

(7) certain bankruptcy defaults occur with respect to HII or any Significant Subsidiary;

(8) any Note Guaranty of a Significant Subsidiary ceases to be in full force and effect, other than in accordance the terms of the indenture, or a Guarantor that is a Significant Subsidiary denies or disaffirms its obligations under its Note Guaranty; or

(9) at any time prior to the Completion Date, HII defaults in the performance of, or breaches, any covenant or agreement of HII in the escrow agreement, or the lien of the escrow agreement on the account into which the proceeds of the offering of the old notes were deposited and the U.S. Government Obligations ceases to be perfected or have the priority intended to be provided, or the escrow agreement ceases to be in full force and effect or HII asserts the invalidity thereof.

Consequences of an Event of Default

If an Event of Default, other than a bankruptcy default with respect to HII, occurs and is continuing under the indenture with respect to notes of a series, the trustee or the holders of at least 25% in aggregate principal amount of the notes of such series then outstanding, by written notice to HII (and to the trustee if the notice is given by the holders), may, and the trustee at the request of such holders shall, declare the principal of and accrued interest on the notes of such series to be immediately due and payable. Upon a declaration of acceleration, such principal and interest will become immediately due and payable. If a bankruptcy default occurs with respect to HII, the principal of and accrued interest on the notes of each series then outstanding will become immediately due and payable without any declaration or other act on the part of the trustee or any holder.

In the event of a declaration of acceleration of the notes solely because an Event of Default described in clause (5) above has occurred and is continuing, the declaration of acceleration of the notes shall be automatically rescinded and annulled if the event of default or payment default triggering such Event of Default pursuant to clause (5) shall be remedied or cured by HII or a Restricted Subsidiary of HII or waived (and the related declaration of acceleration rescinded or annulled) by the holders of the relevant Debt within 20 business days after the declaration of acceleration with respect thereto and if the rescission and annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction obtained by the trustee for the payment of amounts due on the notes.

The holders of a majority in principal amount of the outstanding notes of a series by written notice to HII and to the trustee may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if

(1) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the notes of such series that have become due solely by the declaration of acceleration, have been cured or waived,

(2) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction, and

(3) all sums paid or advanced by the trustee under the indenture and the reasonable fees, expenses and disbursements of the trustee, its agents and counsel have been paid.

Except as otherwise provided in “— Consequences of an Event of Default” or “— Amendments and Waivers — Amendments with Consent of Holders,” the holders of a majority in principal amount of the outstanding notes of a series may, by notice to the trustee, waive an existing Default and its consequences with respect to such series. Upon such waiver, the Default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured, but no such waiver will extend to any subsequent or other Default or impair any right consequent thereon.

The holders of a majority in principal amount of the outstanding notes of a series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes of such series. However, the trustee may refuse to follow any direction that conflicts with law or the indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders of notes of such series not joining in the giving of such direction, and may take any other action it deems proper that is not inconsistent with any such direction received from holders of notes of such series.

A holder of notes of a series may not institute any proceeding, judicial or otherwise, with respect to the indenture or the notes of such series, or for the appointment of a receiver or trustee, or for any other remedy under the indenture or the notes of such series, unless:

(1) the holder has previously given to the trustee written notice of a continuing Event of Default with respect to the notes of such series;

(2) holders of at least 25% in aggregate principal amount of outstanding notes of such series have made written request to the trustee to institute proceedings in respect of the Event of Default in its own name as trustee under the indenture;

(3) holders have offered to the trustee indemnity reasonably satisfactory to the trustee against any costs, liabilities or expenses to be incurred in compliance with such request;

(4) the trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(5) during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding notes of such series have not given the trustee a direction that is inconsistent with such written request.

Notwithstanding anything to the contrary, the right of a holder of a note to receive payment of principal of or interest on its note on or after the Stated Maturities thereof or after a redemption or repurchase date therefor, or to bring suit for the enforcement of any such payment on or after such dates, may not be impaired or affected without the consent of that holder.

If any Default occurs and is continuing and is known to the trustee, the trustee will send notice of the Default to each holder within 90 days after it occurs, unless the Default has been cured; provided that, except in the case of a default in the payment of the principal of or interest on any note, the trustee may withhold the notice if and so long as the board of directors, the executive committee or a trust committee of directors of the trustee in good faith determine that withholding the notice is in the interest of the holders.

No Liability of Directors, Officers, Employees, Incorporators, Members and Stockholders

No director, officer, employee, incorporator, member, general or limited partner or stockholder, past, present and future, of HII or any of its Subsidiaries or NGC or any of its Subsidiaries, as such, will have any liability for any obligations of HII or any Guarantor under the notes, any Note Guaranty or the indenture or for any claim based on, in respect of, or by reason of, such obligations. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. This waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Amendments and Waivers

Amendments Without Consent of Holders

HII and the trustee may amend or supplement the indenture, the escrow agreement or the notes without notice to or the consent of any noteholder

(1) to cure any ambiguity, defect or inconsistency in the indenture or the notes;

(2) to comply with “Consolidation, Merger or Sale of Assets”;

(3) to comply with any requirements of the Commission in connection with the qualification of the indenture under the Trust Indenture Act;

(4) to evidence and provide for the acceptance of an appointment by a successor trustee;

(5) to provide for uncertificated notes in addition to or in place of certificated notes, provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code;

(6) to provide for any Guarantee of the notes, to secure the notes or to confirm and evidence the release, termination or discharge of any Guarantee of or Lien securing the notes when such release, termination or discharge is permitted by the indenture;

(7) to provide for or confirm the issuance of additional notes;

(8) to make any other change that does not materially and adversely affect the rights of any holder;

(9) to provide for the issuance of new notes;

(10) to add to the covenants of HII for the benefit of the noteholders;

(11) to add additional Events of Default; or

(12) to conform any provision to the “Description of Notes” section of the Offering Circular.

Amendments With Consent of Holders

(a) Except as otherwise provided in “— Default and Remedies — Consequences of an Event of Default” or paragraph (b), HII and the trustee may amend the indenture and the notes with respect to a series with the written consent of the holders of a majority in principal amount of the outstanding notes of such series and the holders of a majority in principal amount of the outstanding notes of a series may waive future compliance by HII with any provision of the indenture or the notes with respect to such series.

(b) Notwithstanding the provisions of paragraph (a), without the consent of each holder affected, an amendment or waiver may not

(1) reduce the principal amount of or change the Stated Maturity of any installment of principal of any note,

(2) reduce the rate of or change the Stated Maturity of any interest payment on any note,

(3) reduce the amount payable upon the redemption of any note or change the time of any mandatory redemption or, in respect of an optional redemption, the times at which any note may be redeemed or, once notice of redemption has been given, the time at which it must thereupon be redeemed,

(4) after the time an Offer to Purchase is required to have been made, reduce the purchase amount or purchase price, or extend the latest expiration date or purchase date thereunder,

(5) make any note payable in money other than that stated in the note,

(6) impair the right of any holder of notes to receive any principal payment or interest payment on such holder’s notes, on or after the Stated Maturity thereof or any redemption or repurchase date therefor, or to institute suit for the enforcement of any such payment,

(7) make any change in the percentage of the principal amount of the notes required for amendments or waivers,

(8) modify or change any provision of the indenture affecting the ranking of the notes or any Note Guaranty in a manner adverse to the holders of the notes, or

(9) make any change in any Note Guaranty that would adversely affect the noteholders in any material respect.

It is not necessary for noteholders to approve the particular form of any proposed amendment, supplement or waiver, but is sufficient if their consent approves the substance thereof.

Neither HII nor any of its Subsidiaries may, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid or agreed to be paid to all holders of the notes that consent, waive or agree to amend such term or provision within the time period set forth in the solicitation documents relating to the consent, waiver or amendment.

Defeasance and Discharge

HII may discharge its obligations under the notes of a series and the indenture with respect to such notes by irrevocably depositing in trust with the trustee money sufficient or U.S. Government Obligations the principal of and interest on which will be sufficient, or a combination thereof sufficient, to pay principal of and interest on the notes of such series to maturity or redemption within one year, subject to meeting certain other conditions.

HII may also elect to

(1) discharge most of its obligations in respect of the notes of a series and the indenture (with respect to such notes), not including obligations related to the defeasance trust or to the replacement of notes or its obligations to the trustee (“legal defeasance”) or

(2) discharge its obligations under most of the covenants and under clause (3) of “Consolidation, Merger or Sale of Assets” with respect to notes of a series (and the events listed in clauses (3), (4) (solely with respect to the covenants being defeased), (5), (6), (8) and (9) under “— Default and Remedies — Events of Default” will no longer constitute Events of Default) (“covenant defeasance”)

by irrevocably depositing in trust with the trustee money sufficient or U.S. Government Obligations the principal of and interest on which will be sufficient, or a combination thereof sufficient, to pay principal of and interest on the notes of such series to maturity or redemption and by meeting certain other conditions, including delivery to the trustee of either a ruling received from the Internal Revenue Service or an opinion of counsel to the effect that the holders will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would otherwise have been the case. In the case of legal defeasance, such an opinion could not be given absent a change of law after the Issue Date.

In the case of either discharge or defeasance, the Note Guaranties, if any, will terminate with respect to notes of the applicable series.

Concerning the Trustee

The Bank of New York Mellon is the trustee under the indenture.

Except during the continuance of an Event of Default, the trustee need perform only those duties that are specifically set forth in the indenture and no others, and no implied covenants or obligations will be read into the indenture against the trustee. In case an Event of Default has occurred and is continuing, the trustee shall exercise those rights and powers vested in it by the indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. No provision of the indenture will require the trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties thereunder, or in the exercise of its rights or powers, unless it receives indemnity satisfactory to it against any loss, liability or expense.

The indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the trustee, should it become a creditor of any obligor on the notes, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with HII and its Affiliates; provided that if it acquires any conflicting interest under the Trust Indenture Act it must either eliminate the conflict within 90 days, apply to the Commission for permission to continue or resign.

Form, Denomination and Registration of Notes

The new notes of each series will be issued in registered form, without interest coupons, in denominations of $2,000 and higher integral multiples of $1,000, in the form of both global notes and certificated notes, as further provided below.

The trustee is not required (i) to issue, register the transfer of or exchange any note for a period of 15 days before a selection of notes to be redeemed or purchased pursuant to an Offer to Purchase, (ii) to register the transfer of or exchange any note so selected for redemption or purchase in whole or in part, except, in the case of a partial redemption or purchase, that portion of the note not being redeemed or purchased, or (iii) if a redemption or a purchase pursuant to an Offer to Purchase is to occur after a regular record date but on or before the corresponding interest payment date, to register the transfer or exchange of any note on or after the regular record date and before the date of redemption or purchase.

No service charge will be imposed in connection with any transfer or exchange of any note, but HII may in general require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.

Depositary Procedures

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the “participants”) and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (collectively, the “indirect participants”). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

DTC has also advised us that, pursuant to procedures established by it:

(1)	upon deposit of the global notes, DTC will credit the accounts of participants with portions of the principal amount of the global notes; and

(2)	ownership of these interests in the global notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the global notes).

Investors in the global notes who are participants in DTC’s system may hold their interests therein directly through DTC. Investors in the global notes who are not participants may hold their interests therein indirectly through organizations which are participants in such system. All interests in a Global Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of an interest in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium and additional interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the company and the trustee will treat the Persons in whose names the notes, including the global notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither the company, the trustee nor any agent of the company or the trustee has or will have any responsibility or liability for:

(1)	any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global notes; or

(2)	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee or the company. Neither the company nor the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and the company and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

DTC has advised the company that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the global notes for legended notes in certificated form, and to distribute such notes to its participants.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants, it is under no obligation to perform such procedures, and such procedures may be discontinued or changed at any time. Neither the company nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Global Notes

Global notes will be deposited with the trustee as custodian for DTC, and registered in the name of a nominee of DTC. Beneficial interests in the global notes will be shown on records maintained by DTC and its direct and indirect participants. So long as DTC or its nominee is the registered owner or holder of a global note, DTC or such nominee will be considered the sole owner or holder of the notes represented by such global note for all purposes under the indenture and the notes. No owner of a beneficial interest in a global note will be able to transfer such interest except in accordance with DTC’s applicable procedures and the applicable procedures of its direct and indirect participants.

HII will apply to DTC for acceptance of the global notes in its book-entry settlement system. Investors may hold their beneficial interests in the global notes directly through DTC if they are participants in DTC, or indirectly through organizations which are participants in DTC.

Payments of principal and interest under each global note will be made to DTC’s nominee as the registered owner of such global note. HII expects that the nominee, upon receipt of any such payment, will immediately credit DTC participants’ accounts with payments proportional to their respective beneficial interests in the principal amount of the relevant global note as shown on the records of DTC. HII also expects that payments by DTC participants to owners of beneficial interests will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants, and none of HII, the trustee, the custodian or any paying agent or registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in any global note or for maintaining or reviewing any records relating to such beneficial interests.

Certificated Notes

If DTC notifies HII that it is unwilling or unable to continue as depositary for a global note and a successor depositary is not appointed by HII within 90 days of such notice, or an Event of Default has occurred and the trustee has received a request from DTC, the trustee will exchange each beneficial interest in that global note for one or more certificated notes registered in the name of the owner of such beneficial interest, as identified by DTC

Same Day Settlement and Payment

The indenture requires that payments in respect of the notes represented by the global notes be made by wire transfer of immediately available funds to DTC for transfer to the accounts of its participants. With respect to notes in certificated form, HII will make all payments by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each holder’s registered address.

The new notes represented by the global notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. HII expects that secondary trading in any certificated notes will also be settled in immediately available funds.

Governing Law

The indenture, including any Note Guaranties, and the notes shall be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Accrued Yield” means, an amount in respect of each $1,000 principal amount of notes that will provide the holder thereof with the yield to maturity on such note, calculated on the basis of a 360 day year and payable for the actual number of days elapsed from the Issue Date. “Yield to maturity” means the annual yield to maturity of the notes, calculated based on market convention and as reflected in the pricing term sheet for this offering.

“Acquired Debt” means Debt of a Person existing at the time the Person merges with or into, or becomes a, Restricted Subsidiary or is assumed in connection with the acquisition of assets from such person and not Incurred in connection with, or in contemplation of, the Person merging with or into or becoming a Restricted Subsidiary or such acquisition.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Applicable Premium” means, with respect to any note on any redemption date, the greater of (1) 1.0% of the principal amount of such note; and (2) the excess, if any, of (a) the present value at such redemption date of (i) the redemption price of such note on March 15, 2015 in the case of the 2018 notes and March 15, 2016 in the case of the 2021 notes each as set forth under “— Optional Redemption” plus (ii) all required interest payments due on such note through March 15, 2015 in the case of the 2018 notes and March 15, 2016 in the case of the 2021 notes (in each case, excluding accrued but unpaid interest, if any, to the redemption date), computed using a discount rate equal to the applicable Treasury Rate as of such redemption date plus 50 basis points; over (b) the principal amount of such note.

“Asset Sale” means any sale, lease, transfer or other disposition of any assets by HII or any Restricted Subsidiary, including by means of a merger, consolidation or similar transaction and including any sale or issuance of the Equity Interests (other than directors’ qualifying shares or shares or interests held by foreign nationals as required by law) of any Restricted Subsidiary (each of the above referred to as a “disposition”), provided that the following are not included in the definition of “Asset Sale”:

(1) a disposition to HII or a Restricted Subsidiary, including the sale or issuance by HII or any Restricted Subsidiary of any Equity Interests of any Restricted Subsidiary to HII or any Restricted Subsidiary;

(2) the disposition by HII or any Restricted Subsidiary of assets in the ordinary course of business, including inventory and other assets acquired and held for resale or rights granted to others pursuant to leases or licenses;

(3) the disposition of cash, Cash Equivalents and cash management investments;

(4) the disposition of scrap, damaged, worn out, obsolete, surplus, permanently retired assets, or property or equipment that is no longer useful in the conduct of the business of HII and its Restricted Subsidiaries;

(5) the sale or discount of accounts receivable arising in the ordinary course of business not in connection with a securitization or factoring transaction;

(6) a transaction covered by “Consolidation, Merger or Sale of Assets — HII”;

(7) a Restricted Payment permitted under “Limitation on Restricted Payments” or a Permitted Investment;

(8) the issuance of Disqualified Stock or Preferred Stock of a non-Guarantor Restricted Subsidiary pursuant to “Limitation on Debt”;

(9) the disposition of HII’s interest, including Equity Interests and assets related to, the shipyard located in Avondale, Louisiana or the facilities in Waggaman, Louisiana, or Tallulah, Louisiana;

(10) any sale of Equity Interests in, or Debt or other securities of, an Unrestricted Subsidiary;

(11) dispositions of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell or put/call arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(12) any disposition in a transaction or series of related transactions of assets with a fair market value of less than $10.0 million; and

(13) any disposition of assets pursuant to the Transactions or the Interim Ordinary Course Transactions.

“Average Life” means, with respect to any Debt, the quotient obtained by dividing (i) the sum of the products of (x) the number of years from the date of determination to the dates of each successive scheduled principal payment of such Debt and (y) the amount of such principal payment by (ii) the sum of all such principal payments.

“Capital Lease” means, with respect to any Person, any lease of any property which, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

“Capital Stock” means, with respect to any Person, any and all shares of stock of a corporation, partnership interests or other equivalent interests (however designated, whether voting or non-voting) in such Person’s equity, entitling the holder to receive a share of the profits and losses, and a distribution of assets, after liabilities, of such Person.

“Cash Equivalents” means

(1) United States dollars, or money in other currencies received in the ordinary course of business,

(2) U.S. Government Obligations or certificates representing an ownership interest in U.S. Government Obligations with maturities not exceeding two years from the date of acquisition,

(3)(i) demand deposits, (ii) time deposits and certificates of deposit with maturities of one year or less from the date of acquisition, (iii) bankers’ acceptances with maturities not exceeding one year from the date of acquisition, and (iv) overnight bank deposits, in each case with any bank or trust company organized or licensed under the laws of the United States or any state thereof having capital, surplus and undivided profits in excess of $500 million whose short-term debt is rated “A-2” or higher by S&P or “P-2” or higher by Moody’s,

(4) repurchase obligations with a term of not more than 180 days for underlying securities of the type described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above,

(5) commercial paper rated at least P-1 by Moody’s or A-1 by S&P and maturing within six months after the date of acquisition,

(6) direct obligations issued by any state of the United States or any political subdivision or public instrumentality thereof rated at least Investment Grade, provided that such Investments mature within 365 days after the date of acquisition, and

(7) money market funds at least 95% of the assets of which consist of investments of the type described in clauses (1) through (6) above.

“Change of Control” means:

(1) the merger or consolidation of HII with or into another Person or the merger of another Person with or into HII or the merger of any Person with or into a Subsidiary of HII if Capital Stock of HII is issued in connection therewith, or the sale of all or substantially all the assets of HII to another Person, unless holders of a majority of the aggregate voting power of the Voting Stock of HII, immediately prior to such transaction, hold securities of the surviving or transferee Person that represent, immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving Person;

(2) any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as such term is used in Rules 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of HII;

(3) individuals who on the Issue Date constituted the board of directors of HII, together with any new directors whose election by the board of directors or whose nomination for election by the stockholders of HII was approved by a majority of the directors then still in office who were either directors or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the board of directors of HII then in office; or

(4) the adoption of a plan relating to the liquidation or dissolution of HII.

Notwithstanding anything to the contrary set forth above, the consummation of the Transactions will be disregarded in determining the occurrence of a Change of Control.

“Commission” means the United States Securities and Exchange Commission.

“Consolidated Net Income” means, for any period, the aggregate net income (or loss) of HII and its Restricted Subsidiaries for such period determined on a consolidated basis in conformity with GAAP, provided that the following (without duplication) will be excluded in computing Consolidated Net Income:

(1) the net income (but not loss) of any Person that is not a Restricted Subsidiary (including minority interests in unconsolidated Persons or Investments in Unrestricted Subsidiaries), except to the extent of the dividends or other distributions actually paid in cash (which, for the avoidance of doubt, will increase Consolidated Net Income) to HII or any of its Restricted Subsidiaries by such Person during such period (including dividends and distributions from joint ventures);

(2) solely for purposes of determining the amount available for Restricted Payments under clause (a)(3) of the first paragraph of “— Limitation on Restricted Payments,” the net income of any Restricted Subsidiary (other than a Guarantor) to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income would not have been permitted for the relevant period by charter or by any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary;

(3) any net after-tax gains or losses attributable to Asset Sales or the extinguishment or conversion of Debt, in each case net of fees and expenses relating to the transaction giving rise thereto;

(4) all extraordinary gains or losses (net of fees and expenses relating to the transaction giving rise thereto), income, expenses or charges;

(5) the cumulative effect of a change in accounting principles;

(6) non-recurring expenses and charges related to the Spin-Off and related financings;

(7) non-recurring non-cash charges attributable to the closing of manufacturing facilities or the lay-off of employees, in either case which are recorded as “restructuring and other specific charges” in accordance with GAAP;

(8) non-cash compensation expense incurred with any issuance of Equity Interests of HII to an employee of HII or any Restricted Subsidiary;

(9) any one-time expenses or charges (including financing, financial and other advisory fees, accounting and consulting fees and legal fees) related to any acquisition, Investment, Asset Sale, disposition, issuance of Equity Interests, Debt or amendment or modification of any Debt, and including, in each case, any such transaction undertaken but not completed, in each case whether or not successful;

(10) any expenses, charges or losses that are covered by indemnification or other reimbursement provisions in connection with any Investment or any sale, conveyance, transfer or other disposition of assets permitted under the indenture, to the extent actually reimbursed, or, so long as HII has made a determination that a reasonable basis exists for indemnification or reimbursement and only to the extent that such amount is in fact indemnified or reimbursed within 365 days of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so indemnified or reimbursed within such 365 days);

(11) any expenses, charges or losses with respect to liability or casualty events or business interruption to the extent covered by insurance and actually reimbursed, or, so long as HII has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is in fact reimbursed within 365 days of the date of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so reimbursed within such 365 days);

(12) any non-cash impairment charges or asset write-off or write-down, or from fair value accounting required by Statement of Financial Accounting; and

(13) cash or non-cash restructuring costs, charges or losses relating to the closing of the shipyard in Avondale, Louisiana, the construction of the LPD-23 Anchorage or the construction of the LPD-25 Somerset, up to an aggregate amount for all such cash costs, charges and losses of (A) for the 2011 fiscal year, $50.0 million, (B) for the 2012 fiscal year, $35.0 million and (C) for any fiscal year thereafter, $25.0 million.

“Consolidated Net Tangible Assets” of any Person means the aggregate amount of assets of such Person and its Restricted Subsidiaries after deducting therefrom (to the extent otherwise included therein) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent quarterly or annual (as the case may be) consolidated balance sheet (prior to the relevant date of determination for which internal financial statements are available) of such Person and its Restricted Subsidiaries in accordance with GAAP.

“Consolidated Secured Leverage Ratio” means, on any date (the “transaction date”), the ratio of

(x) the aggregate amount of Debt of HII and its Restricted Subsidiaries as of the date of determination that is secured by a Lien on any asset of HII or any of its Restricted Subsidiaries (“Secured Debt”) to

(y) the aggregate amount of EBITDA for the four fiscal quarters immediately prior to the transaction date for which internal financial statements are available.

Such ratio shall be calculated on a pro forma basis (in accordance with Regulation S-X) as appropriate and consistent with the pro forma adjustments set forth in the definition of Fixed Charge Coverage Ratio.

“Credit Agreement” means the credit agreement dated as of March 11, 2011 among HII, the guarantors named therein, the lenders party thereto and JPMorgan Chase Bank, N.A., as agent, together with any related documents (including any security documents and guarantee agreements), as such agreement may be amended, modified, supplemented, restated, extended, renewed, refinanced or replaced or substituted from time to time in one or more agreements or instruments (in each case with the same or new lender, group of lenders, purchasers or debtholders), including pursuant to any agreement extending the maturity thereof or otherwise restructuring all or any portion of the Debt thereunder or increasing the amount loaned or issued thereunder.

“Credit Facilities” means one or more (i) credit facilities (including the Credit Agreement) with banks or other lenders providing for revolving credit loans or term loans or the issuance of letters of credit or bankers’ acceptances or the like, (ii) note purchase agreements and indentures providing for the sale of debt securities, and (iii) any agreement that refinances any Debt Incurred under any agreement described in clause (i) or (ii) or this clause (iii), including in each case any successor or replacement agreement or agreements or indentures.

“Debt” means, with respect to any Person, without duplication,

(1) all indebtedness of such Person for borrowed money;

(2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments, excluding obligations in respect of trade letters of credit or bankers’ acceptances issued in respect of trade payables; provided that such obligations shall not constitute Debt except to the extent drawn upon or presented and not paid within 10 business days;

(4) all obligations of such Person to pay the deferred and unpaid purchase price of property or services which are recorded as liabilities under GAAP, excluding trade payables arising in the ordinary course of business;

(5) all obligations of such Person as lessee under Capital Leases;

(6) all Debt of other Persons Guaranteed by such Person to the extent so Guaranteed;

(7) all Debt of other Persons secured by a Lien on any asset of such Person, whether or not such Debt is assumed by such Person;

(8) all Disqualified Stock; and

(9) all obligations of such Person under Hedging Agreements at the time of determination.

The amount of Debt of any Person will be deemed to be:

(A) with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation;

(B) with respect to Debt secured by a Lien on an asset of such Person but not otherwise the obligation, contingent or otherwise, of such Person, the lesser of (x) the fair market value of such asset on the date the Lien attached and (y) the amount of such Debt;

(C) with respect to any Debt issued with original issue discount, the face amount of such Debt less the remaining unamortized portion of the original issue discount of such Debt;

(D) with respect to any Hedging Agreement, the net amount payable if such Hedging Agreement terminated at that time due to default by such Person;

(E) with respect to any Disqualified Equity Interests, the maximum amount that HII and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Equity Interests or portion thereof, exclusive of accrued dividends; and

(F) otherwise, the outstanding principal amount thereof.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means any non-cash consideration received by HII or a Restricted Subsidiary in connection with an Asset Sale that is designated as Designated Non-cash Consideration pursuant to an officer’s certificate executed by an officer of HII or such Restricted Subsidiary at the time of such Asset Sale, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration provided that any such amount is deemed to be Net Cash Proceeds of an Asset Sale for purposes of “Limitation on Asset Sales.”

“Disqualified Equity Interests” means Equity Interests that by their terms or upon the happening of any event prior to the Stated Maturity of the notes are:

(1) required to be redeemed or redeemable at the option of the holder for consideration other than Qualified Equity Interests, or

(2) convertible at the option of the holder into Disqualified Equity Interests or exchangeable for Debt;

provided that only the portion of such Equity Interests that is required to be redeemed, is so redeemable or is so convertible at the option of the holder thereof before such date will be deemed to be Disqualified Equity Interests and Equity Interests will not constitute Disqualified Equity Interests solely because of provisions giving holders thereof the right to require repurchase or redemption upon an “asset sale” or “change of control” occurring prior to the Stated Maturity of the notes if those provisions

(A) are no more favorable to the holders than “Limitation on Asset Sales” and “Repurchase of Notes Upon a Change of Control”, and

(B) specifically state that repurchase or redemption pursuant thereto will not be required prior to HII’s repurchase of the notes as required by the indenture.

“Disqualified Stock” means Capital Stock constituting Disqualified Equity Interests.

“Domestic Restricted Subsidiary” means any Restricted Subsidiary formed under the laws of the United States of America or any jurisdiction thereof.

“EBITDA” means, for any period, the sum of

(1) Consolidated Net Income, plus

(2) Fixed Charges, to the extent deducted in calculating Consolidated Net Income, plus

(3) to the extent deducted in calculating Consolidated Net Income and as determined on a consolidated basis for HII and its Restricted Subsidiaries in conformity with GAAP:

(A) income taxes, including any penalties and interest related to such taxes or arising from any tax examinations;

(B) depreciation, amortization (including amortization of goodwill, other intangibles, deferred financing fees, debt issuance costs, commissions, fees and expenses) and all other non-cash items reducing Consolidated Net Income (not including non-cash charges in a period which reflect cash expenses paid or to be paid in another period), less all non-cash items increasing Consolidated Net Income;

(C) any costs and expenses incurred by HII or any Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, any stock subscription or shareholder agreement, to the extent that such costs or expenses are funded with the cash proceeds contributed to the capital of HII or net cash proceeds from an issuance of Equity Interests of HII (other than Disqualified Equity Interests); and

(D) all non-recurring losses (and minus all non-recurring gains).

“Equity Interests” means all Capital Stock and all warrants or options with respect to, or other rights to purchase, Capital Stock, but excluding Debt convertible into equity.

“Fixed Charge Coverage Ratio” means, on any date (the “transaction date”), the ratio of

(x) the aggregate amount of EBITDA for the four fiscal quarters immediately prior to the transaction date for which internal financial statements are available (the “reference period”) to

(y) the aggregate Fixed Charges during such reference period.

In making the foregoing calculation,

(1) pro forma effect will be given to any Incurrence or repayment, defeasance or redemption of Debt (other than pursuant to revolving credit facilities) or Preferred Stock and the application of the proceeds thereof during the reference period or subsequent thereto and on or prior to the date of determination as if such Incurrence, repayment or redemption occurred on the first day of the reference period;

(2) pro forma calculations of interest on Debt bearing a floating interest rate will be made as if the rate in effect on the transaction date (taking into account any Hedging Agreement applicable to the Debt) had been the applicable rate for the entire reference period; and

(3) Fixed Charges related to any Debt or Preferred Stock no longer outstanding or to be repaid, defeased or redeemed on the transaction date, except for Consolidated Interest Expense accrued during the reference period under a revolving credit to the extent of the commitment thereunder (or under any successor revolving credit) in effect on the transaction date, will be excluded;

(4) pro forma effect (calculated in accordance with Regulation S-X) will be given to

(A) the creation, designation or redesignation of Restricted and Unrestricted Subsidiaries,

(B) the acquisition or disposition of companies, divisions or lines of businesses by HII and its Restricted Subsidiaries, including any acquisition or disposition of a company, division or line of business since the beginning of the reference period by a Person that became a Restricted Subsidiary after the beginning of the reference period, and

(C) discontinued operations and the discontinuation of any discontinued operations but, in the case of Fixed Charges, only to the extent that the obligations giving rise to the Fixed Charges will not be obligations of HII or any Restricted Subsidiary following the transaction date that have occurred since the beginning of the reference period as if such events had occurred, and, in the case of any disposition, the proceeds thereof applied, on the first day of the reference period. To the extent that pro forma effect is to be given to an acquisition or disposition of a company, division or line of business, the pro forma calculation will be based upon the most recent four full fiscal quarters for which the relevant financial information is available.

“Fixed Charges” means, for any period, the sum of

(1) Interest Expense for such period; and

(2) the product of

(x) cash and non-cash dividends paid, declared, accrued or accumulated during such period on any Disqualified Stock, and dividends paid during such period on any Preferred Stock, of HII or a Restricted Subsidiary, except for dividends payable in HII’s Qualified Stock or paid to HII or to a Restricted Subsidiary and excluding items eliminated in consolidation, and

(y) a fraction, the numerator of which is one and the denominator of which is one minus the sum of the currently effective combined Federal, state, local and foreign tax rate applicable to HII and its Restricted Subsidiaries.

“Foreign Restricted Subsidiary” means any Restricted Subsidiary that is not a Domestic Restricted Subsidiary.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Debt or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Debt or other obligation of the payment thereof or to protect such obligee against loss in respect thereof, in whole or in part; provided that the term “Guarantee” does not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor” means (i) each Domestic Restricted Subsidiary of HII in existence on the Completion Date that Guarantees any Debt under the Credit Agreement at such time and (ii) each Domestic Restricted Subsidiary that executes a supplemental indenture in the form attached to the indenture providing for the guaranty of the payment of the notes, or any successor obligor under its Note Guaranty pursuant to “Consolidation, Merger or Sale of Assets”, in each case unless and until such Guarantor is released from its Note Guaranty pursuant to the indenture.

“Hedging Agreement” means (i) any interest rate swap agreement, interest rate cap agreement or other agreement designed to protect against fluctuations in interest rates or (ii) any foreign exchange forward contract, currency swap agreement or other agreement designed to protect against fluctuations in foreign exchange rates or (iii) any commodity or raw material futures contract or any other agreement designed to protect against fluctuations in raw material prices.

“Incur” means, with respect to any Debt, to incur, create, issue, assume or Guarantee such Debt. If any Person becomes a Restricted Subsidiary on any date after the Issue Date (including by redesignation of an Unrestricted Subsidiary or failure of an Unrestricted Subsidiary to meet the qualifications necessary to remain an Unrestricted Subsidiary), the Debt of such Person outstanding on such date will be deemed to have been Incurred by such Person on such date for purposes of “Limitation on Debt”, but with respect to Disqualified Stock will not be considered the sale or issuance of Equity Interests for purposes of “Limitation on Asset Sales.” The accretion of original issue discount or payment of interest in kind will not be considered an Incurrence of Debt.

“Interest Expense” means, for any period, the consolidated interest expense of HII and its Restricted Subsidiaries, plus, to the extent not included in such consolidated interest expense, and to the extent incurred, accrued or payable by HII or its Restricted Subsidiaries, without duplication, (i) amortization of debt discount but excluding the amortization or write-off of debt issuance costs, deferred financing fees, commissions, fees and expenses and expensing of interim loan commitment and other financing fees, (ii) capitalized interest, (iii) non-cash interest expense, (iv) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing and (v) net costs associated with Hedging Agreements (including the amortization of fees) in respect of interest rate protection, as determined on a consolidated basis and in accordance with GAAP.

“Investment” means

(1) any direct or indirect advance, loan or other extension of credit to another Person,

(2) any capital contribution to another Person, by means of any transfer of cash or other property or assets,

(3) any purchase or acquisition of Equity Interests, bonds, notes or other Debt, or other instruments or securities issued by another Person, including the receipt of any of the above as consideration for the disposition of assets or rendering of services, or

(4) any Guarantee of the Debt of another Person;

but shall exclude: (a) accounts receivable and other extensions of trade credit arising in the ordinary course of business; (b) the acquisition or use of property and assets from suppliers and other vendors in the ordinary course of business; (c) prepaid expenses and workers’ compensation, utility, lease and similar deposits, in the ordinary course of business; and (d) negotiable instruments held for collection and endorsements for deposit or collection in the ordinary course of business.

If HII or any Restricted Subsidiary (x) sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary so that, after giving effect to that sale or disposition, such Person is no longer a Subsidiary of HII, or (y) designates any Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the provisions of the indenture, all remaining Investments of HII and the Restricted Subsidiaries in such Person shall be deemed to have been made at such time.

“Investment Grade” means BBB- or higher by S&P and Baa3 or higher by Moody’s, or the equivalent of such ratings by another Rating Agency.

“Issue Date” means March 11, 2011.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or Capital Lease having substantially the same economic effect as any of the foregoing).

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash (including (i) payments in respect of deferred payment obligations to the extent corresponding to, principal, but not interest, when received in the form of cash, and (ii) proceeds from the conversion of other consideration received when converted to cash), net of

(1) brokerage commissions and other fees and expenses related to such Asset Sale, including all legal, accounting, title and recording tax expenses, commissions and other fees and expenses incurred;

(2) provisions for federal, state, foreign and local taxes as a result of such Asset Sale taking into account the consolidated results of operations of HII and its Restricted Subsidiaries;

(3) payments required to be made to holders of minority interests in Restricted Subsidiaries as a result of such Asset Sale or to repay Debt outstanding at the time of such Asset Sale that is secured by a Lien on the property or assets sold; and

(4) amounts by contract to be held in escrow pending determination of whether a purchase price adjustment will be made and appropriate amounts to be provided as a reserve against liabilities associated with such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and indemnification obligations associated with such Asset Sale, with any subsequent reduction of the reserve other than by payments made and charged against the reserved amount or release from escrow to be deemed a receipt of cash.

“Non-Recourse Debt” means Debt as to which neither HII nor any Restricted Subsidiary provides any Guarantee and no default as to which would, as such, constitute a default under any Debt of HII or any Restricted Subsidiary.

“Note Guaranty” means the guaranty of the notes by a Guarantor pursuant to the indenture.

“Obligations” means, with respect to any Debt, all obligations (whether in existence on the Issue Date or arising afterwards, absolute or contingent, direct or indirect) for or in respect of principal (when due, upon acceleration, upon redemption, upon mandatory repayment or repurchase pursuant to a mandatory offer to purchase, or otherwise), premium, interest, penalties, fees, indemnification, reimbursement and other amounts payable and liabilities with respect to such Debt, including all interest accrued or accruing after the commencement of any bankruptcy, insolvency or reorganization or similar case or proceeding at the contract rate (including, without limitation, any contract rate applicable upon default) specified in the relevant documentation, whether or not the claim for such interest is allowed as a claim in such case or proceeding.

“Offering Circular” means the offering circular relating to the issuance of the old notes dated March 4, 2011.

“Permitted Business” means any of the businesses in which HII and its Restricted Subsidiaries are engaged on the Issue Date and Completion Date after giving effect to the Transactions, and any business reasonably related, incidental, complementary or ancillary thereto.

“Permitted Investments” means:

(1) Investments in existence on the Issue Date not otherwise permitted by clause (2) below or required pursuant to any agreement in effect on the Issue Date;

(2) any Investment in HII or in a Restricted Subsidiary of HII;

(3) any Investment in Cash Equivalents;

(4) any Investment by HII or any Subsidiary of HII in a Person, if as a result of such Investment,

(A) such Person becomes a Restricted Subsidiary of HII, or

(B) such Person is merged or consolidated with or into, or transfers or conveys substantially all its assets to, or is liquidated into, HII or a Restricted Subsidiary;

(5) Investments received as non-cash consideration in an Asset Sale made pursuant to and in compliance with “Limitation on Asset Sales” or any disposition of property not constituting an Asset Sale;

(6) Hedging Agreements otherwise permitted under the indenture;

(7)(i) receivables owing to HII or any Restricted Subsidiary and advances to suppliers if created or acquired in the ordinary course of business, (ii) Cash Equivalents, (iii) endorsements for collection or deposit in the ordinary course of business, and (iv) securities, instruments or other obligations received in compromise or settlement of debts created in the ordinary course of business, or by reason of a composition or readjustment of debts or reorganization of another Person, or in satisfaction of claims or judgments;

(8) Investments in an aggregate amount, taken together with all other Investments made in reliance on this clause, not to exceed the greater of (A) $150.0 million and (B) 4.0% of Consolidated Net Tangible Assets (net of, with respect to the Investment in any particular Person, the cash return thereon received after the Issue Date as a result of any sale for cash, repayment, redemption, liquidating distribution or other cash realization (not included in Consolidated Net Income), not to exceed the amount of Investments in such Person made after the Issue Date in reliance on this clause);

(9) payroll, travel and other loans or advances to, or Guarantees issued to support the obligations of, officers and employees, in each case in the ordinary course of business, not in excess of $10.0 million outstanding at any time;

(10) Investments in joint ventures and Unrestricted Subsidiaries (measured on the date each such investment is made and without giving effect to subsequent changes in value) in an aggregate amount not to exceed the greater of (A) $150.0 million and (B) 4.0% of Consolidated Net Tangible Assets (net of, with respect to the Investment in any particular Person, the cash return thereon received after the Issue Date as a result of any sale for cash, repayment, redemption, liquidating distribution or other cash realization (not included in Consolidated Net Income), not to exceed the amount of Investments in such Person made after the Issue Date in reliance on this clause);

(11) extensions of credit to customers and suppliers in the ordinary course of business; and

(12) Investments resulting from the disposition of interests in the shipyard in Avondale, Louisiana or the facilities in Waggaman, Louisiana, or Tallulah, Louisiana.

“Permitted Liens” means

(1) Liens existing on the Issue Date or arising on or prior to the Completion Date pursuant to the Transactions and the Interim Ordinary Course Transactions, in each case not otherwise constituting Permitted Liens;

(2) Liens securing the notes or any Note Guaranties;

(3) Liens securing (A) Permitted Bank Debt plus (B) Debt Incurred under the first paragraph under “Limitation on Debt” in an aggregate principal amount not to exceed (X) an amount that does not cause the Consolidated Secured Leverage Ratio to exceed 2.65:1 minus (Y) an amount equal to $1,500 million less any amount of Permitted Bank Debt permanently repaid as provided under “Limitation on Asset Sales”, plus (C) Obligations in respect thereof and any cash management obligations or agreements with respect to similar banking services;

(4) pledges or deposits under worker’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts or leases, or to secure public or statutory obligations, surety bonds, customs duties and the like, or for the payment of rent, in each case incurred in the ordinary course of business and not securing Debt;

(5) Liens imposed by law, such as carriers’, vendors’, warehousemen’s and mechanics’ liens, in each case for sums not yet due or being contested in good faith and by appropriate proceedings;

(6) Liens in respect of taxes and other governmental assessments and charges which are not yet due or which are being contested in good faith and by appropriate proceedings;

(7) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the proceeds thereof;

(8) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property, not interfering in any material respect with the conduct of the business of HII and its Restricted Subsidiaries;

(9) licenses or leases or subleases as licensor, lessor or sublessor of any of its property, including intellectual property, in the ordinary course of business;

(10) customary Liens in favor of trustees and escrow agents, and netting and setoff rights, banker’s liens and the like in favor of financial institutions and counterparties to financial obligations and instruments, including Hedging Agreements;

(11) Liens on assets pursuant to merger agreements, stock or asset purchase agreements and similar agreements in respect of the disposition of such assets;

(12) judgment liens, and Liens securing appeal bonds or letters of credit issued in support of or in lieu of appeal bonds, so long as no Event of Default then exists as a result thereof;

(13) Liens (including the interest of a lessor under a Capital Lease) on property that secure Debt Incurred under clause (11) of Permitted Debt for the purpose of financing all or any part of the purchase price or cost of construction or improvement of such property and which attach within 180 days after the date of such purchase or the completion of construction or improvement;

(14) Liens on property of a Person at the time such Person becomes a Restricted Subsidiary of HII, provided such Liens were not created in contemplation thereof and do not extend to any other property of HII or any Restricted Subsidiary;

(15) Liens on property at the time HII or any of the Restricted Subsidiaries acquires such property, including any acquisition by means of a merger or consolidation with or into HII or a Restricted Subsidiary of such Person, provided such Liens were not created in contemplation thereof and do not extend to any other property of HII or any Restricted Subsidiary;

(16) Liens securing Debt or other obligations of HII or a Restricted Subsidiary to HII or a Restricted Subsidiary;

(17) Liens securing Hedging Agreements so long as such Hedging Agreements relate to Debt for borrowed money that is, and is permitted to be under the indenture, secured by a Lien on the same property securing such Hedging Agreements;

(18) Liens in favor of customs or revenue authorities arising as a matter of law to secure payments of customs duties in connection with the importation of goods incurred in the ordinary course of business;

(19) deposits in the ordinary course of business to secure liability to insurance carriers;

(20) any interest of title of an owner of equipment or inventory on a loan or consignment to HII or any of its Restricted Subsidiaries and Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by HII or any Restricted Subsidiary in the ordinary course of business;

(21) Liens securing obligations for third party customer financing in the ordinary course of business;

(22) options, put and call arrangements, rights of first refusal and similar rights relating to Investments in joint ventures, limited liability companies, partnerships and the like permitted to be made under the indenture;

(23) Liens deemed to exist in connection with Investments in repurchase agreements that constitute Permitted Investments; provided that such Liens do not extend to any assets other than those assets that are the subject of such repurchase agreements;

(24) Liens on property necessary to defease Debt that was not incurred in violation of the indenture;

(25) extensions, renewals or replacements of any Liens referred to in clauses (1), (2), (13), (14) or (15) in connection with the refinancing of the obligations secured thereby, provided that such Lien does not extend to any other property and, except as contemplated by the definition of “Permitted Refinancing Debt”, the amount secured by such Lien is not increased; and

(26) other Liens securing obligations in an aggregate amount not exceeding $210.0 million.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, including a government or political subdivision or an agency or instrumentality thereof.

“Preferred Stock” means, with respect to any Person, any and all Capital Stock which is preferred as to the payment of dividends or distributions, upon liquidation or otherwise, over another class of Capital Stock of such Person.

“Qualified Equity Interests” means all Equity Interests of a Person other than Disqualified Equity Interests.

“Qualified Equity Offering” means any public or private offering, after the Issue Date, of Qualified Stock of HII other than pursuant to employee benefit plans or otherwise in compensation to officers, directors or employees.

“Qualified Stock” means all Capital Stock of a Person other than Disqualified Stock.

“Rating Agencies” means S&P and Moody’s; provided, that if either S&P or Moody’s (or both) shall cease issuing a rating on the notes for reasons outside the control of HII, HII may select a nationally recognized statistical rating agency to substitute for S&P or Moody’s (or both).

“Replacement Assets” means all or substantially all of the assets of a Permitted Business, or a majority of the Voting Stock of another Person that thereupon becomes a Restricted Subsidiary engaged in a Permitted Business or assets (other than inventory, securities or Cash Equivalents) that are used or useful in a Permitted Business.

“Restricted Subsidiary” means any Subsidiary of HII other than an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group, a division of McGraw Hill, Inc. and its successors.

“Significant Subsidiary” means any Restricted Subsidiary, or group of Restricted Subsidiaries, that would, taken together, be a “significant subsidiary” as defined in Article 1, Rule 1-02 (w)(1) or (2) of Regulation S-X promulgated under the Securities Act, as such regulation is in effect on the Issue Date.

“Stated Maturity” means (i) with respect to any Debt, the date specified as the fixed date on which the final installment of principal of such Debt is due and payable or (ii) with respect to any scheduled installment of principal of or interest on any Debt, the date specified as the fixed date on which such installment is due and payable as set forth in the documentation governing such Debt, not including any contingent obligation to repay, redeem or repurchase prior to the regularly scheduled date for payment.

“Subordinated Debt” means any Debt of HII or any Guarantor which is subordinated in right of payment to the notes or the Note Guaranty, as applicable, pursuant to a written agreement to that effect.

“Subsidiary” means with respect to any Person, any corporation, association or other business entity of which more than 50% of the outstanding Voting Stock is owned, directly or indirectly, by, or, in the case of a partnership, the sole general partner or the managing partner or the only general partners of which are, such Person and one or more Subsidiaries of such Person (or a combination thereof). Unless otherwise specified, “Subsidiary” means a Subsidiary of HII.

“Transactions” means, collectively, the Internal Reorganization and the Spin-Off, including the transactions set forth in the instruments and documents relating thereto to occur in connection therewith (including any actions necessary to effect such transactions), the offering of the notes and borrowings under the Credit Agreement and the application of the proceeds thereof (including the contribution of a portion of the proceeds of the offering of the notes and Credit Agreement borrowings to NGC), and the payment of the fees and expenses and reimbursement of advances related thereto (including financing, financial and other advisory fees, accounting and consulting fees and legal fees), in each case substantially on the terms described the Offering Circular.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to March 15, 2015 in the case of the 2018 notes and March 15, 2016 in the case of the 2021 notes; provided that if the period from the redemption date to such date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“U.S. Government Obligations” means (i) obligations issued or directly and fully guaranteed or insured by the United States of America or by any agent or instrumentality thereof, provided that the full faith and credit of the United States of America is pledged in support thereof; (ii) repurchase agreements with respect to debt obligations referred to in clause (i); (iii) money market accounts that invest solely in the debt obligations referred to in clause (i) and/or repurchase obligations referred to in clause (ii) above; and (iv) U.S. dollars.

“Unrestricted Subsidiary” means (i) all Subsidiaries of NGC that were not intended to be HII or a Subsidiary of HII following the Spin-Off; (ii) Current NGC; and (iii) any Subsidiary of HII that at the time of determination has previously been designated, and continues to be, an Unrestricted Subsidiary in accordance with “Designation of Restricted and Unrestricted Subsidiaries.”

“Voting Stock” means, with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members, as applicable, of the governing body of such Person.

“Wholly Owned” means, with respect to any Restricted Subsidiary, a Restricted Subsidiary all of the outstanding Capital Stock of which (other than any director’s qualifying shares) is owned by HII and one or more Wholly Owned Restricted Subsidiaries (or a combination thereof).

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER

The following discussion is a summary of material U.S. Federal income tax consequences of the exchange offer to holders of old notes. The summary below is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations of the Treasury Department, administrative rulings and pronouncements of the Internal Revenue Service and judicial decisions, all of which are subject to change, possibly with retroactive effect. This summary does not address all of the U.S. Federal income tax consequences that may be applicable to particular holders, including dealers in securities, financial institutions, insurance companies and tax-exempt organizations. In addition, this summary does not consider the effect of any foreign, state, local, gift, estate or other tax laws that may be applicable to a particular holder. This summary applies only to a holder that acquired old notes at original issue for cash and holds such old notes as a capital asset within the meaning of Section 1221 of the Code.

The exchange of old notes for new notes in the exchange offer will not constitute a taxable event to holders for U.S. Federal income tax purposes. Consequently, no gain or loss will be recognized by a holder upon receipt of a new note, the holder’s holding period for the new note will include the holder’s holding period for the old note exchanged therefor, and the holder’s basis in the new note will be the same as the holder’s basis in the old note immediately before the exchange.

Persons considering the exchange of old notes for new notes should consult their own tax advisors concerning the U.S. Federal income tax consequences to them in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

PLAN OF DISTRIBUTION

For a period of 180 days from the date on which the exchange offer is consummated, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents. We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any broker-dealers, and will indemnify the holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such new notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until April 4, 2012 all dealers effecting transactions in the Exchange Securities may be required to deliver a prospectus.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of Exchange Securities and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the new notes and the related guarantees in connection with this offering will be passed upon for us by King & Spalding LLP, Atlanta, Georgia.

EXPERTS

The consolidated financial statements as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the allocation of certain corporate function expenses in the preparation of the financial statements). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. Our SEC filings are available to the public on the SEC’s website at http://www.sec.gov. To receive copies of public records not posted to the SEC’s web site at prescribed rates, you may complete an online form at http://www.sec.gov, send a fax to (202) 772-9337 or submit a written request to the SEC, Office of FOIA/PA Operations, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

While any notes remain outstanding, we will make available without charge, upon written or oral request, to any beneficial owner and any prospective purchaser of notes the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which we are not subject to Section 13 or 15(d) of the Exchange Act.

This prospectus is part of a registration statement on Form S-4 that we filed with the SEC. The registration statement, including the exhibits and schedules, contains additional relevant information about us and the new notes that, as permitted by the rules and regulations of the SEC, we have not included in this prospectus. You should read the entire registration statement for further information about us and the new notes. A copy of the registration statement can be obtained from the SEC’s website, as described above, or by request to the address set forth below:

Huntington Ingalls Industries, Inc.

4101 Washington Avenue

Newport News, Virginia 23607

Attention: Treasurer

Phone: (757) 380-2000

NORTHROP GRUMMAN SHIPBUILDING

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Northrop Grumman Corporation

Los Angeles, California

We have audited the accompanying consolidated statements of financial position of Northrop Grumman Shipbuilding and subsidiaries (the “Company”), a wholly owned subsidiary of Northrop Grumman Corporation (the “Corporation”), as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Northrop Grumman Shipbuilding and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2, the accompanying consolidated financial statements have been derived from the consolidated financial statements and accounting records of the Corporation. The consolidated financial statements also include expense allocations for certain corporate functions historically provided by the Corporation. These allocations may not be reflective of the actual expense which would have been incurred had the Company operated as a separate entity apart from the Corporation.

DELOITTE & TOUCHE LLP

Virginia Beach, Virginia

February 8, 2011

(February 21, 2011 as to Note 13)

(December 14, 2011 as to Note 21)

NORTHROP GRUMMAN SHIPBUILDING

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31
$ in millions	2010	2009	2008
Sales and Service Revenues
Product sales	$5,798	$5,046	$5,207
Service revenues	925	1,246	982

Total sales and service revenues	6,723	6,292	6,189

Cost of Sales and Service Revenues
Cost of product sales	5,042	4,415	4,672
Cost of service revenues	770	1,027	817
Corporate home office and other general and administrative costs	663	639	564
Goodwill impairment			2,490

Operating income (loss)	248	211	(2,354)
Other (expense) income
Interest expense	(40)	(36)	(40)
Other, net	(2)	1	—

Earnings (loss) before income taxes	206	176	(2,394)
Federal income taxes	71	52	26

Net earnings (loss)	$135	$124	$(2,420)

Net earnings (loss) from above	$135	$124	$(2,420)
Other comprehensive income (loss)
Change in unamortized benefit plan costs	11	142	(677)
Tax (expense) benefit on change in unamortized benefit plan costs	5	(56)	264

Other comprehensive income (loss), net of tax	16	86	(413)

Comprehensive income (loss)	$151	$210	$(2,833)

The accompanying notes are an integral part of these consolidated financial statements.

NORTHROP GRUMMAN SHIPBUILDING

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

$ in millions	Unaudited Pro Forma December 31 2010	December 31 2010	December 31 2009
Assets
Current Assets
Accounts receivable, net	$728	$728	$537
Inventoried costs, net	293	293	298
Deferred income taxes	284	284	326
Prepaid expenses and other current assets	8	8	10

Total current assets	1,313	1,313	1,171

Property, Plant, and Equipment
Land and land improvements	303	303	287
Buildings and leasehold improvements	1,357	1,357	1,296
Machinery and other equipment	1,162	1,162	1,104
Capitalized software costs	185	185	160

	3,007	3,007	2,847
Accumulated depreciation and amortization	(1,010)	(1,010)	(870)

Property, plant, and equipment, net	1,997	1,997	1,977

Other Assets
Goodwill	1,134	1,134	1,134
Other purchased intangibles, net of accumulated amortization of $352 in 2010 and $329 in 2009	587	587	610
Pension plan asset	131	131	116
Miscellaneous other assets	41	41	28

Total other assets	1,893	1,893	1,888

Total assets	$5,203	$5,203	$5,036

Liabilities and Equity
Current Liabilities
Notes payable to parent		$715	$537
Trade accounts payable	$274	274	314
Current portion of workers’ compensation liabilities	197	197	255
Accrued interest on notes payable to parent		239	212
Current portion of post-retirement plan liabilities	146	146	175
Accrued employees’ compensation	203	203	173
Advance payments and billings in excess of costs incurred	107	107	81
Provision for contract losses	80	80	53
Other current liabilities	265	265	154

Total current liabilities	1,272	2,226	1,954

Long-term debt	105	105	283
Contribution payable to parent	1,429
Other post-retirement plan liabilities	567	567	502
Pension plan liabilities	381	381	379
Workers’ compensation liabilities	351	351	265
Deferred tax liabilities	99	99	156
Other long-term liabilities	56	56	60

Total liabilities	4,260	3,785	3,599

Commitments and Contingencies (Note 14)
Equity
Common Stock, $.01 par value
Additional paid-in capital	1,458
Parent’s equity in unit		1,933	1,968
Accumulated other comprehensive loss	(515)	(515)	(531)

Total equity	943	1,418	1,437

Total liabilities and equity	$5,203	$5,203	$5,036

The accompanying notes are an integral part of these consolidated financial statements.

NORTHROP GRUMMAN SHIPBUILDING

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31
$ in millions	2010	2009	2008
Operating Activities
Net Earnings (Loss)	$135	$124	$(2,420)
Adjustments to reconcile to net cash provided by (used in) operating activities
Depreciation	160	156	137
Amortization of purchased intangibles	23	30	56
Impairment of goodwill			2,490
Deferred income taxes	(19)	(98)	10
Decrease (increase) in Accounts receivable	(190)	(56)	(103)
Inventoried costs	5	(101)	52
Prepaid expenses and other current assets	2	(1)	2
Increase (decrease) in Accounts payable and accruals	205	(111)	145
Retiree benefits	33	(28)	(28)
Other non-cash transactions, net	5	(3)	(2)

Net cash provided by (used in) operations	359	(88)	339

Investing Activities
Additions to property, plant, and equipment	(191)	(181)	(218)
Decrease in restricted cash			61
Other investing activities, net	2	3	5

Net cash used in investing activities	(189)	(178)	(152)

Financing Activities
Repayment of long-term debt	(178)
Proceeds from issuance of note payable to parent	178
Net transfers from (to) parent	(170)	266	(187)

Net cash (used in) provided by financing activities	(170)	266	(187)

Increase (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents, beginning of year	—	—	—

Cash and cash equivalents, end of year	$—	$—	$—

Supplemental Cash Flow Disclosure
Cash paid for interest	$16	$16	$16

Non-Cash Investing and Financing Activities

Capital expenditures accrued in accounts payable	$44	$47	$42

The accompanying notes are an integral part of these consolidated financial statements.

NORTHROP GRUMMAN SHIPBUILDING

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Year Ended December 31
$ in millions	2010	2009	2008
Parent’s Equity in Unit
At beginning of year	$1,968	$1,578	$4,185
Net earnings (loss)	135	124	(2,420)
Net transfers from (to) parent	(170)	266	(187)

At end of year	1,933	1,968	1,578

Accumulated Other Comprehensive Loss
At beginning of year	(531)	(617)	(204)
Other comprehensive income (loss), net of tax	16	86	(413)

At end of year	(515)	(531)	(617)

Total equity	$1,418	$1,437	$961

The accompanying notes are an integral part of these consolidated financial statements.

NORTHROP GRUMMAN SHIPBUILDING

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS

Northrop Grumman Shipbuilding and its subsidiaries (NGSB or the company) is a wholly owned subsidiary of Northrop Grumman Corporation (Northrop Grumman). The company currently operates three major shipyards located in Newport News, Virginia, Pascagoula, Mississippi and Avondale, Louisiana but plans to wind down its shipbuilding operations at the Avondale, Louisiana facility in 2013 (see Note 4).

The company’s business is organized into two operating segments, Gulf Coast and Newport News. Through its Gulf Coast shipyards, the company currently is the sole supplier and builder of amphibious assault and expeditionary ships to the U.S. Navy, currently the sole builder of National Security Cutters for the U.S. Coast Guard, one of only two companies that currently builds the U.S. Navy’s current fleet of DDG-51 Arleigh Burke-class destroyers, and one of the nation’s leading service providers of life cycle support of major surface ship programs for the U.S. Navy and U.S. Coast Guard. Through its Newport News shipyard, the company is the nation’s sole industrial designer, builder, and refueler of nuclear-powered aircraft carriers, and one of only two companies currently capable of designing and building nuclear-powered submarines for the U.S. Navy. As prime contractor, principal subcontractor, or partner, NGSB participates in many high-priority defense technology programs in the U.S. The company conducts most of its business with the U.S. Government, principally the Department of Defense (DoD).

Strategic Actions—Northrop Grumman announced in July 2010 that it will evaluate whether a separation of NGSB would be in the best interests of Northrop Grumman shareholders, customers, and employees. Strategic alternatives for NGSB include, but are not limited to, a spin-off to Northrop Grumman shareholders. Northrop Grumman believes that separating NGSB from Northrop Grumman will benefit both Northrop Grumman and the shipbuilding business by better aligning management’s attention and investment resources to pursue opportunities in their respective markets and more actively manage their cost structures.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated financial statements of NGSB have been derived from the consolidated financial statements and accounting records of Northrop Grumman and were prepared in conformity with accounting principles generally accepted in the United States (GAAP).

The consolidated statements of operations include expense allocations for certain corporate functions historically provided to NGSB by Northrop Grumman, including, but not limited to, human resources, employee benefits administration, treasury, risk management, audit, finance, tax, legal, information technology support, procurement, and other shared services. These allocations are reflected in the consolidated statements of operations within the expense categories to which they relate. The allocations were made on a direct usage basis when identifiable, with the remainder allocated on various bases that are further discussed in Note 19. Management of NGSB and Northrop Grumman consider these allocations to be a reasonable reflection of the utilization of services by, or benefits provided to, NGSB. Management believes that the allocations are substantially consistent with NGSB’s estimates of the costs it would incur as a stand-alone company. However, these estimates are based on management’s judgment regarding its future stand-alone company costs and not the actual costs incurred.

Transactions between NGSB and Northrop Grumman are reflected as effectively settled for cash at the time of the transaction and are included in financing activities in the consolidated statements of cash flows. The net effect of these transactions is reflected in the parent’s equity in unit in the consolidated statements of financial position.

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The consolidated financial statements also include certain Northrop Grumman assets and liabilities that are specifically identifiable or otherwise allocable to the company. The NGSB consolidated financial statements may not be indicative of NGSB’s future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had NGSB operated as a stand-alone company during the periods presented.

Unaudited Pro Forma Statement of Financial Position—The unaudited pro forma statement of financial position presents NGSB’s pro forma capitalization at December 31, 2010. The statement reflects the impacts of the transactions to be completed in conjunction with the spin-off of Huntington Ingalls Industries, Inc. (“HII”), which will become the parent of NGSB, including: (i) the distribution of HII common stock by Northrop Grumman to its shareholders; and (ii) the accrual of the contribution of $1,429 million by HII to Northrop Grumman Systems Corporation, a subsidiary of Northrop Grumman (the “Contribution”). The Contribution is presented as a long-term obligation because it will be paid using the proceeds from the incurrence of $1,775 million of debt prior to the completion of the spin-off by HII (the “HII Debt”). HII will record the net proceeds of the HII Debt after funding the Contribution as cash and cash equivalents on its Consolidated Statement of Financial Position.

The distribution of HII common stock to Northrop Grumman’s stockholders includes adjustments for the recapitalization transactions. In connection with this recapitalization, the amount of Northrop Grumman’s net investment in HII, including intercompany debt and accrued interest thereon which was recorded as notes payable to parent in the consolidated statement of financial position, net of the contribution, will be contributed to additional paid-in capital. Northrop Grumman stockholders will receive one share of HII common stock for every six shares of Northrop Grumman stock owned. The unaudited pro forma statement of financial position reflects a distribution of 48,492,792 shares of HII common stock based on the 290,956,752 shares of Northrop Grumman stock outstanding as of December 31, 2010.

The unaudited pro forma statement of financial position was prepared as if the transactions and events described above had occurred on December 31, 2010.

Parent’s Equity in Unit—Parent’s Equity in Unit in the consolidated statements of financial position represents Northrop Grumman’s historical investment in NGSB, the net effect of cost allocations from and transactions with Northrop Grumman, net cash activity, and NGSB’s accumulated earnings. See Basis of Presentation in Note 2 and Note 19.

Financial Statement Reclassification—Certain amounts in the prior year financial statements and related notes have been reclassified to conform to the current presentation as described in Note 10. In addition, the company reclassified $22 million of accrued liabilities from non-current to current liabilities in the 2009 consolidated statements of financial position to conform to the current presentation.

Principles of Consolidation—The consolidated financial statements presented herein represent the stand-alone results of operations, financial position and cash flows of NGSB and its subsidiaries. All intercompany transactions and accounts of NGSB have been eliminated.

Accounting Estimates—The preparation of the financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates have been prepared on the basis of the most current and best available information; actual results could differ materially from those estimates.

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Revenue Recognition—As a defense contractor engaging in long-term contracts (both as prime contractor and subcontractor), the majority of the company’s business is derived from long-term contracts for the construction of naval vessels, production of goods, and services provided to the federal government, principally the U.S. Navy. In accounting for these contracts, the company extensively utilizes the cost-to-cost measures of the percentage-of-completion method of accounting, principally based upon direct labor dollars or total costs incurred. Under this method, sales, including estimated earned fees or profits, are recorded as costs are incurred. Contract sales are calculated either based on the percentage that direct labor costs incurred bear to total estimated direct labor costs or based on the percentage that total costs incurred bear to total estimated costs at completion. Certain contracts contain provisions for price redetermination or for cost and/or performance incentives. Such redetermined amounts or incentives are included in sales when the amounts can reasonably be determined and estimated. Amounts representing contract change orders, claims, requests for equitable adjustment, or limitations in funding are included in sales only when they can be reliably estimated and realization is probable. The company estimates profit as the difference between total estimated revenue and total estimated cost of a contract and recognizes that profit over the life of the contract based on progress towards completion. The company classifies contract revenues as product sales or service revenues depending upon the predominant attributes of the relevant underlying contracts. In the period in which it is determined that a loss will result from the performance of a contract, the entire amount of the estimated ultimate loss is charged against income. Loss provisions are first offset against costs that are included in unbilled accounts receivable or inventoried costs, with any remaining amount reflected in other current liabilities. Changes in estimates of contract sales, costs, and profits are recognized using the cumulative catch-up method of accounting. This method recognizes in the current period the cumulative effect of the changes on current and prior periods. Hence, the effect of the changes on future periods of contract performance is recognized as if the revised estimate had been the original estimate. A significant change in an estimate on one or more contracts could have a material effect on the company’s consolidated financial position or results of operations, and where such changes occur, separate disclosure is made of the nature, underlying conditions, and the amount of the financial impact from the change in estimate (see Notes 4 and 6).

Corporate Home Office and Other General and Administrative Costs—In accordance with industry practice and the regulations that govern the cost accounting requirements for government contracts, most general and administrative expenses are considered allowable and allocable costs on government contracts. These costs are allocated to contracts in progress on a systematic basis and contract performance factors include this cost component as an element of cost.

General and administrative expenses also include certain Northrop Grumman corporate and other costs, primarily consisting of the net pension and post-retirement benefits adjustment, the provision for deferred state income taxes and certain other expenses that are generally not currently allowable under the Federal Acquisition Regulations (FAR). The net pension and post-retirement benefits adjustment reflects the difference between pension and post-retirement benefits expenses determined in accordance with GAAP and pension and post-retirement benefit expenses allocated to individual contracts determined in accordance with Cost Accounting Standards (CAS). For purposes of these stand-alone financial statements, these Northrop Grumman amounts together with allowable general and administrative expenses have been allocated to NGSB. Allowable general and administrative expense is comprised of NGSB home office costs, independent research and development costs, bid and proposal costs, the allowable portion of corporate home office costs, and the current state income tax provision.

Research and Development—Company-sponsored research and development activities primarily include independent research and development (IR&D) efforts related to government programs. IR&D expenses are included in general and administrative expenses and are generally allocated to government contracts. Company-sponsored IR&D expenses totaled $23 million, $21 million and $21 million for the years ended December 31, 2010, 2009 and 2008, respectively. Expenses for research and development sponsored by the customer are charged directly to the related contracts.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Product Warranty Costs—The company provides certain product warranties that require repair or replacement of non-conforming items for a specified period of time often subject to a specified monetary coverage limit. The company’s product warranties are provided under government contracts, the costs of which are immaterial and are accounted for using the percentage-of-completion method of accounting.

Environmental Costs—Environmental liabilities are accrued when the company determines it is responsible for remediation costs and such amounts are reasonably estimable. When only a range of amounts is established and no amount within the range is more probable than another, the minimum amount in the range is recorded. Environmental liabilities are recorded on an undiscounted basis. Environmental expenditures are expensed or capitalized as appropriate. Capitalized expenditures, if any, relate to long-lived improvements in currently operating facilities. The company does not record insurance recoveries before collection is probable. At December 31, 2010, and 2009, the company did not have any accrued receivables related to insurance reimbursements or recoveries for environmental matters.

Fair Value of Financial Instruments—The valuation techniques utilized to determine the fair value of financial instruments are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3—Significant inputs to the valuation model are unobservable.

Except for long-term debt, the carrying amounts of the company’s other financial instruments are measured at fair value or approximate fair value due to the short-term nature of these other items.

Asset Retirement Obligations—The company records all known asset retirement obligations for which the liability’s fair value can be reasonably estimated, including certain asbestos removal, asset decommissioning and contractual lease restoration obligations. Recorded amounts as of December 31, 2010 are $20 million and consist primarily of obligations associated with the wind down of the company’s shipbuilding operations at the Avondale facility (see Note 4). Amounts as of December 31, 2009 were not material.

The company also has known conditional asset retirement obligations related to assets currently in use, such as certain asbestos remediation and asset decommissioning activities to be performed in the future, that are not reasonably estimable as of December 31, 2010 and 2009 due to insufficient information about the timing and method of settlement of the obligation. Accordingly, the fair value of these obligations has not been recorded in the consolidated financial statements. Environmental remediation and/or asset decommissioning of these facilities may be required when the company ceases to utilize these facilities but no such plans are currently contemplated as of December 31, 2010. In addition, there may be conditional environmental asset retirement obligations that the company has not yet discovered (e.g. asbestos may exist in certain buildings which the company has not become aware of through its normal business operations), and therefore, these obligations also have not been included in the consolidated financial statements.

Income Taxes—The results of the company’s operations are included in the federal income and state income and franchise tax returns of Northrop Grumman. Income tax expense and other income tax-related information contained in these financial statements are presented as if the company filed its own tax returns on a stand-alone

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basis and are based on the prevailing statutory rates for U.S. federal income taxes and the composite state income tax rate for the company for each period presented. State and local income and franchise tax provisions are allocable to contracts in process and, accordingly, are included in cost of product sales, cost of service revenues and corporate home office and other general and administrative expenses.

The company makes a comprehensive review of its portfolio of uncertain tax positions regularly. In this regard, an uncertain tax position represents the company’s expected treatment of a tax position taken in Northrop Grumman’s consolidated tax return, or planned to be taken in a future tax return or claim that has not been reflected in measuring income tax expense for financial reporting purposes. Until these positions are sustained or otherwise resolved by the taxing authorities, the company does not recognize the tax benefits resulting from such positions, if any, and reports the tax effects as a liability for uncertain tax positions in its consolidated statements of financial position.

Determinations of the expected realizability of deferred tax assets and the need for any valuation allowances against these deferred tax assets were evaluated based upon the stand-alone tax attributes of the company, and no valuation allowances were deemed necessary as of December 31, 2010, and 2009.

Current federal income tax liabilities are assumed to be immediately settled by Northrop Grumman and are relieved through the parent’s equity in unit account. Federal income taxes have been recorded within income tax expense. The company recognizes interest accrued related to unrecognized tax benefits in income tax expense. Penalties, if probable and reasonably estimable, are also recognized as a component of income tax expense.

Cash and Cash Equivalents—Northrop Grumman utilizes a centralized cash management system. Cash and cash equivalents balances are held at the Northrop Grumman level and have not been allocated to NGSB. Historically, cash received by the company has been transferred to Northrop Grumman, and Northrop Grumman has funded the company’s disbursement accounts on an as-needed basis. The net effect of transfers of cash to and from the Northrop Grumman cash management accounts is reflected in the parent’s equity in unit account in the consolidated statements of financial position.

Accounts Receivable—Accounts receivable include amounts billed and currently due from customers, amounts currently due but unbilled, certain estimated contract change amounts, claims or requests for equitable adjustment in negotiation that are probable of recovery, and amounts retained by the customer pending contract completion.

Inventoried Costs—Inventoried costs primarily relate to work in process under contracts that recognize revenue using labor dollars as the basis of the percentage-of-completion calculation. These costs represent accumulated contract costs less cost of sales, as calculated using the percentage-of-completion method. Accumulated contract costs include direct production costs, factory and engineering overhead, production tooling costs, and, for government contracts, allowable general and administrative expenses. According to the provisions of U.S. Government contracts, the customer asserts title to, or a security interest in, inventories related to such contracts as a result of contract advances, performance-based payments, and progress payments. In accordance with industry practice, inventoried costs are classified as a current asset and include amounts related to contracts having production cycles longer than one year. Inventoried costs also include company owned raw materials, which are stated at the lower of cost or market, generally using the average cost method.

Depreciable Properties—Property, plant, and equipment owned by the company are recorded at cost and depreciated over the estimated useful lives of individual assets. Costs incurred for computer software developed or obtained for internal use are capitalized and amortized over the expected useful life of the software, not to exceed nine years. Leasehold improvements are amortized over the shorter of their useful lives or the term of the lease.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The remaining assets are depreciated using the straight-line method, with the following lives:

Years
Land improvements	12 – 45
Buildings and improvements	15 – 50
Capitalized software costs	3 – 9
Machinery and other equipment	3 – 45

The company evaluates the recoverability of its property, plant and equipment when there are changes in economic circumstances or business objectives that indicate the carrying value may not be recoverable. The company’s evaluations include estimated future cash flows, profitability and other factors in determining fair value. As these assumptions and estimates may change over time, it may or may not be necessary to record impairment charges.

Leases—The company has historically used Northrop Grumman’s incremental borrowing rate in the assessment of lease classification as capital or operating and defines the initial lease term to include renewal options determined to be reasonably assured. The company conducts operations primarily under operating leases.

Many of the company’s real property lease agreements contain incentives for tenant improvements, rent holidays, or rent escalation clauses. For incentives for tenant improvements, the company records a deferred rent liability and amortizes the deferred rent over the term of the lease as a reduction to rent expense. For rent holidays and rent escalation clauses during the lease term, the company records minimum rental expenses on a straight-line basis over the term of the lease. For purposes of recognizing lease incentives, the company uses the date of initial possession as the commencement date, which is generally, when the company is given the right of access to the space and begins to make improvements in preparation for intended use.

Goodwill and Other Purchased Intangible Assets—The company performs impairment tests for goodwill as of November 30th of each year, or when evidence of potential impairment exists. When it is determined that impairment has occurred, a charge to operations is recorded. Purchased intangible assets are amortized on a straight-line basis over their estimated useful lives and the carrying value of these assets is reviewed for impairment when events indicate that a potential impairment may have occurred (see Notes 4 and 9).

Self-Insured Group Medical Insurance—The company participates in a Northrop Grumman-sponsored self-insured group medical insurance plan and these financial statements include an allocation of the expenses and accruals attributable to NGSB employees participating in the plan. The plan is designed to provide a specified level of coverage for employees and their dependents. Northrop Grumman estimates expenses and the required liability of such claims utilizing actuarial methods based on various assumptions, which include, but are not limited to, Northrop Grumman’s historical loss experience and projected loss development factors. Related self-insurance accruals include amounts related to the liability for reported claims and an estimated accrual for claims incurred but not reported.

Self-Insured Workers’ Compensation Plan—The operations of the company are subject to the federal and state workers’ compensation laws. The company maintains self-insured workers’ compensation plans, in addition to participating in state administered second injury workers’ compensation funds. The company estimates the required liability of such claims and state funding requirements on a discounted basis utilizing actuarial methods based on various assumptions, which include, but are not limited to, the company’s historical loss experience and projected loss development factors as compiled in an annual actuarial study. Related self-insurance accruals include amounts related to the liability for reported claims and an estimated accrual for claims incurred but not

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reported. The company’s workers’ compensation liability is discounted at 3.31% and 3.47% at December 31, 2010, and 2009, respectively, which discount rates were determined using a risk-free rate based on future payment streams. Workers’ compensation benefit obligations on an undiscounted basis were $726 million and $686 million as of December 31, 2010 and 2009, respectively.

Litigation, Commitments, and Contingencies—Amounts associated with litigation, commitments, and contingencies are recorded as charges to earnings when management, after taking into consideration the facts and circumstances of each matter, including any settlement offers, has determined that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

Retirement Benefits—A substantial portion of the company’s employees are covered by Northrop Grumman-sponsored defined benefit pension plans under which they are eligible for benefits generally at age 65 or on a reduced basis for qualifying early retirement. Certain employees are also covered by Northrop Grumman-sponsored post-retirement health care plans. For the Northrop Grumman sponsored pension and post-retirement plans that only cover company employees, the consolidated financial statements reflect the respective plans’ total funded status and related changes in funded status. For the Northrop Grumman sponsored pension and post-retirement plans where company employees participate along with other Northrop Grumman employees, the consolidated financial statements reflect an allocated portion of the respective plans’ funded status and related changes in funded status based upon the company employee participation level. The assets recognized as of December 31, 2010 and 2009 for such plans where allocations were required were calculated based on the present values of the accrued benefit determined under Employee Retirement Income Security Act (ERISA) and Internal Revenue Service (IRS) regulations. The CAS costs have been separately calculated for NGSB in accordance with the relevant standards. For funded plans, Northrop Grumman’s funding policy is to contribute, at a minimum, the statutorily required amount to an irrevocable trust. For unfunded plans, Northrop Grumman makes contributions equal to the amount of benefit payments made to plan participants. Northrop Grumman also sponsors 401(k) defined contribution plans in which most of the company’s employees are eligible to participate. Northrop Grumman contributions for most plans are based on a cash matching of company employee contributions up to 4 percent of compensation. In addition to the Northrop Grumman-sponsored 401(k) defined contribution plan, company employees hired after June 30, 2008 are eligible to participate in a Northrop Grumman-sponsored defined contribution pension plan in lieu of a defined benefit pension plan.

Stock Compensation—Certain key employees of the company participate in stock-based compensation plans of Northrop Grumman. All of Northrop Grumman’s stock-based compensation plans are considered equity plans and compensation expense recognized is net of estimated forfeitures over the vesting period. Northrop Grumman issues stock options and stock awards, in the form of restricted performance stock rights and restricted stock rights, under its existing plans. The fair value of stock option grants is estimated on the date of grant using a Black-Scholes option-pricing model and expensed on a straight-line basis over the vesting period of the options, which is generally three to four years. The fair value of stock awards is determined based on the closing market price of Northrop Grumman’s common stock on the grant date and at each reporting date, the amount of shares is adjusted to equal the amount ultimately expected to vest. Compensation expense for stock awards is allocated to NGSB by Northrop Grumman and expensed over the vesting period, usually three to five years.

Accumulated Other Comprehensive Loss—The accumulated other comprehensive loss as of December 31, 2010 and 2009, was comprised of unamortized benefit plan costs of $515 million (net of tax benefit of $343 million) and $531 million (net of tax benefit of $338 million), respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.	ACCOUNTING STANDARDS UPDATES

Accounting Standards Updates not effective until after December 31, 2010 are not expected to have a significant effect on the company’s consolidated financial position, results of operations or cash flows.

4.	CONSOLIDATION OF GULF COAST OPERATIONS

In July 2010, Northrop Grumman announced plans to consolidate NGSB’s Gulf Coast operations by winding down its shipbuilding operations at the Avondale, Louisiana facility in 2013 after completing LPD-class ships currently under construction there. Future LPD-class ships will be built in a single production line at the company’s Pascagoula, Mississippi facility. The consolidation is intended to reduce costs, increase efficiency, and address shipbuilding overcapacity. Due to the consolidation, NGSB expects higher costs to complete ships currently under construction in Avondale due to anticipated reductions in productivity and increased the estimates to complete LPDs 23 and 25 by approximately $210 million. The company recognized a $113 million charge to operating income for the cumulative effect of these incremental costs on the LPD 23 and 25 contracts in the second quarter of 2010.

In connection with and as a result of the decision to wind down its shipbuilding operations at the Avondale, Louisiana facility, the company determined it would not meet certain requirements under its co-operative agreement with the State of Louisiana. Accordingly, the company recorded liabilities of $51 million in June 2010 to recognize this obligation as well as certain asset retirement obligations, which were necessitated as a result of the Avondale facility decision. In addition to the cost of the assets to be acquired from the State of Louisiana upon payment of the obligation to the state, the company anticipates that it will incur substantial other restructuring and facilities shut-down related costs, including but not limited to, severance, relocation expense, and asset write-downs related to the Avondale facilities. These costs are expected to be allowable expenses under government accounting standards and thus will be recoverable in future years’ overhead costs. These future costs could approximate $310 million and such costs should be allocable to existing flexibly priced contracts or future negotiated contracts at the Gulf Coast operations in accordance with FAR provisions relating to the treatment of restructuring and shutdown related costs.

In its initial audit report on the company’s cost proposal for the restructuring and shutdown related costs, the Defense Contract Audit Agency (DCAA) stated that, in general, the proposal was not adequately supported in order for it to reach a conclusion. The DCAA also questioned about $25 million (approximately 8%) of the costs submitted. The DCAA stated that it could not reach a final conclusion on the cost submission due to the potential spin transaction relating to the Shipbuilding business. Accordingly, the DCAA did not accept the cost proposal as submitted, and the company intends to resubmit its proposal to address the concerns expressed by the DCAA. Ultimately, the company anticipates that this process will result in an agreement with the U.S. Navy that is substantially in accord with management’s cost allowability expectations. Accordingly, the company has treated these costs as allowable costs in determining the cost and earnings performance on its contracts in process. If there is a formal challenge to the company’s treatment of its restructuring costs, there are prescribed dispute resolution alternatives to resolve such a challenge and the company would likely pursue a dispute resolution process.

As a result of the announcement to wind down its shipbuilding operations at the Avondale, Louisiana facility and the Gulf Coast segment’s 2010 operating losses, the company performed an impairment test for the Gulf Coast segment’s other long-lived assets and each reportable segment’s goodwill as of June 30, 2010. The company’s testing approach for goodwill impairment utilizes a discounted cash flow analysis corroborated by comparative market multiples to determine the fair value of its businesses for comparison to their corresponding book values. NGSB determined that no impairment existed as of June 30, 2010. See Note 9 for the results of the annual impairment test.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Northrop Grumman’s decision to wind down its shipbuilding operations at the Avondale, Louisiana facility also led to a curtailment adjustment reducing the pension benefit obligation on the benefit plans in which NGSB employees participate by $14 million. The effect of this curtailment on the company’s consolidated results of operations or cash flows was not material.

NGSB is currently exploring alternative uses of the Avondale facility by potential new owners, including alternative opportunities for the workforce.

5.	SEGMENT INFORMATION

At December 31, 2010, the company was aligned into two reportable segments: Gulf Coast and Newport News.

U.S. Government Sales—Revenue from the U.S. Government includes revenue from contracts for which NGSB is the prime contractor as well as those for which the company is a subcontractor and the ultimate customer is the U.S. Government. The company derives substantially all of its revenue from the U.S. Government.

Assets—Substantially all of the company’s assets are located or maintained in the U.S.

Results of Operations By Segment

	Year Ended December 31
$ in millions	2010	2009	2008
Sales and Service Revenues
Gulf Coast	$3,027	$2,865	$2,848
Newport News	3,775	3,534	3,427
Intersegment eliminations	(79)	(107)	(86)

Total sales and service revenues	6,723	6,292	6,189
Operating Income (Loss)
Gulf Coast	(61)	(29)	(1,433)
Newport News	355	313	(895)

Total Segment Operating Income (Loss)	294	284	(2,328)
Non-segment factors affecting operating income (loss)
Net pension and post-retirement benefits adjustment	(49)	(88)	(25)
Deferred State Income Taxes	3	15	(1)

Total operating income (loss)	$248	$211	$(2,354)

Sales transactions between segments are generally recorded at cost.

Goodwill Impairment Charge—The operating losses for the year ended December 31, 2008, reflect goodwill impairment charges for Gulf Coast and Newport News of $1.3 billion and $1.2 billion, respectively.

Net Pension and Post-Retirement Benefits Adjustment—The net pension and post-retirement benefits adjustment reflects the difference between expenses for pension and other post-retirement benefits determined in accordance with GAAP and the expenses for these items included in segment operating income in accordance with CAS.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Financial Information

	December 31
$ in millions	2010	2009	2008
Assets
Gulf Coast	$2,044	$1,922	$1,817
Newport News	2,744	2,672	2,616
Corporate	415	442	327

Total assets	$5,203	$5,036	$4,760

The Corporate assets included in the table above consist only of pension and other-post retirement plan assets and deferred tax assets.

	Year Ended December 31
$ in millions	2010	2009	2008
Capital Expenditures
Gulf Coast	$52	$102	$153
Newport News	139	79	65

Total capital expenditures	$191	$181	$218

	Year Ended December 31
$ in millions	2010	2009	2008
Depreciation and Amortization
Gulf Coast	$96	$101	$110
Newport News	87	85	83

Total depreciation and amortization	$183	$186	$193

6.	CONTRACT CHARGES

Earnings Charge Relating to LHD 8 Contract Performance—LHD 8 is an amphibious assault ship that was delivered in the second quarter of 2009. LHD 8 features significant enhancements compared with earlier ships of the class, including a gas turbine engine propulsion system, a new electrical generation and distribution system, and a centralized machinery control system administered over a fiber optic network. LHD 8 was constructed under a fixed-price incentive contract. Lack of progress in LHD 8 on-board testing preparatory to sea trials prompted the company to undertake a comprehensive review of the program, including a detailed physical audit of the ship, resulting in a pre-tax charge of $272 million in the first quarter of 2008 for anticipated cost growth related to the identified need for substantial re-work on the ship. In addition to the LHD 8 charge, an additional $54 million of charges were recognized in the first quarter of 2008, primarily for schedule impacts on other ships and impairment of purchased intangibles at the Gulf Coast shipyards. Subsequent to recognizing the LHD 8 charge, the company delivered the ship at costs that were lower than the amounts previously anticipated primarily due to efficiencies from improved operating practices, mitigation of performance risk and increased recovery of cost escalation adjustments. As a result, $63 million of the loss provision was reversed in 2008, and an additional $54 million was reversed in 2009 upon delivery of the ship. In 2010, NGSB determined that costs to complete post-delivery work on LHD 8 exceeded original estimates resulting in a charge of $30 million.

Earnings Charge Relating to LPD 22-25 Contract Performance—The LPD 22-25 contract is a four-ship fixed-price incentive contract for the construction of amphibious landing platform ships that are a follow-on of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the LPD 17 Class program with five ships previously built and delivered. The program’s construction has been adversely impacted by operating performance factors, resulting in unfavorable cost growth that led to pre-tax charges totaling $171 million in 2009. In 2010, the company recorded net performance adjustments of $132 million primarily for additional cost growth on the LPD 22-25 contract, including the effect of a $113 million charge for the cumulative effect of the $210 million of incremental costs expected due to the company’s decision to wind down its shipbuilding operations at the Avondale facility in 2013. Note 4 provides additional information related to the consolidation of Gulf Coast operations.

7.	ACCOUNTS RECEIVABLE, NET

Unbilled amounts represent sales for which billings have not been presented to customers at year-end. These amounts are usually billed and collected within one year. Accounts receivable at December 31, 2010, are expected to be collected in 2011, except for approximately $72 million due in 2012 and $6 million due in 2013 and later.

Because the company’s accounts receivable are primarily with the U.S. Government, the company does not have material exposure to credit risk.

Accounts receivable were composed of the following:

	December 31
$ in millions	2010	2009
Due From U.S. Government
Amounts billed	$194	$240
Recoverable costs and accrued profit on progress completed—unbilled	524	288

	718	528

Due From Other Customers
Amounts billed	9	11
Recoverable costs and accrued profit on progress completed—unbilled	4	1

	13	12

Total accounts receivable	731	540
Allowances for doubtful accounts	(3)	(3)

Total accounts receivable, net	$728	$537

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.	INVENTORIED COSTS, NET

Inventoried costs were composed of the following:

	December 31
$ in millions	2010	2009
Production costs of contracts in process	$681	$1,009
General and administrative expenses	7	14

	688	1,023
Progress payments received	(481)	(811)

	207	212
Raw material inventory	86	86

Total inventoried costs, net	$293	$298

9.	GOODWILL AND OTHER PURCHASED INTANGIBLE ASSETS

Goodwill

NGSB performs its annual impairment test for goodwill as of November 30th each year, or more often as circumstances require. The company’s testing approach utilizes a discounted cash flow analysis corroborated by comparative market multiples to determine the fair value of its businesses for comparison to their corresponding book values. If the book value exceeds the estimated fair value of the business, a potential impairment is indicated and GAAP prescribes the approach for determining the impairment amount, if any. The company performed its annual impairment test as of November 30, 2010, with no indication of impairment.

In the fourth quarter of 2008, the company recorded a non-cash charge totaling $2,490 million for the impairment of goodwill. The impairment was primarily driven by adverse equity market conditions that caused a decrease in current market multiples and Northrop Grumman’s stock price as of November 30, 2008. The charge reduced goodwill recorded in connection with Northrop Grumman’s 2001 acquisition of Newport News Shipbuilding and the shipbuilding operations of Litton Industries. The company’s accumulated goodwill impairment losses at December 31, 2010, and 2009, amounted to $2,490 million. The accumulated goodwill impairment losses at December 31, 2010 and 2009 for Gulf Coast and Newport News were $1,278 million and $1,212 million, respectively. The goodwill has no tax basis, and accordingly, there was no tax benefit to be derived from recording the impairment charge.

The carrying amount of goodwill as of December 31, 2010, was $1,134 million there were no changes to goodwill during 2009 and 2010. The carrying amounts of goodwill as of December 31, 2010 and 2009 for Gulf Coast and Newport News were $488 million and $646 million, respectively.

Prior to recording the goodwill impairment charge, NGSB tested its purchased intangible assets and other long-lived assets for impairment, and the carrying values of these assets were determined not to be impaired.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Purchased Intangible Assets

The table below summarizes the company’s aggregate purchased intangible assets, all of which are contract or program related intangible assets:

	December 31
$ in millions	2010	2009
Gross carrying amount	$939	$939
Accumulated amortization	(352)	(329)

Net carrying amount	$587	$610

The company’s purchased intangible assets are subject to amortization and are being amortized on a straight-line basis over an aggregate weighted-average period of 40 years. Remaining unamortized intangible assets consist principally of amounts pertaining to nuclear-powered aircraft carrier and submarine intangibles whose useful lives have been estimated based on the long life cycle of the related programs. Aggregate amortization expense for 2010, 2009, and 2008, was $23 million, $30 million, and $56 million, respectively. The 2008 amount includes $19 million of additional amortization recorded in the first quarter of 2008 associated with the events impacting LHD 8 and other Gulf Coast shipbuilding programs as described in Note 6.

Expected amortization for purchased intangibles as of December 31, 2010, is $20 million for each of the next five years.

10.	INCOME TAXES

The company’s earnings are entirely domestic and its effective tax rate for the year ended December 31, 2010, was 34.5 percent as compared with 29.5 percent and 27.1 percent (excluding the non-cash, non-deductible goodwill impairment charge of $2.5 billion) in 2009 and 2008, respectively. In 2010, the company’s effective tax rate reflects the unfavorable impact of the elimination of certain Medicare Part D tax benefits with the passage of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, a decrease in the manufacturer’s deduction and the expiration of wage credit benefits, partially offset by the favorable impact of the settlement of the IRS’ examination of Northrop Grumman’s tax returns for the years 2004-2006. The company’s effective tax rates also reflect tax credits and manufacturing deductions for all periods presented. As described in Note 2, current federal income tax liabilities are assumed to be immediately settled by Northrop Grumman and are relieved through the parent’s equity in unit account. For current state income tax purposes, the standalone tax amounts have been computed as if they were allowable costs under the terms of the company’s existing contracts in the applicable period, and, accordingly, are included in cost of product sales, cost of service revenues and corporate home office and other general and administrative expenses.

Federal income tax expense for the years ended December 31, 2010, 2009, and 2008, consisted of the following:

	Year Ended December 31
$ in millions	2010	2009	2008
Income Taxes on Operations
Federal income taxes currently payable	$89	$135	$22
Change in deferred federal income taxes	(18)	(83)	4

Total federal income taxes	$71	$52	$26

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income tax expense differs from the amount computed by multiplying the statutory federal income tax rate times the earnings (loss) before income taxes due to the following:

	Year Ended December 31
$ in millions	2010	2009	2008
Income tax expense (benefit) on operations at statutory rate	$72	$61	$(838)
Goodwill impairment			872
Manufacturing deduction	(1)	(6)	(2)
Research tax credit	(3)	(1)	(1)
Medicare Part D law change	7
Wage credit		(2)	(2)
IRS settlement	(8)
Other, net	4	—	(3)

Total federal income taxes	$71	$52	$26

Uncertain Tax Positions—During 2010, Northrop Grumman reached final approval from the IRS and the U.S. Congressional Joint Committee on Taxation of the IRS’ examination of Northrop Grumman’s tax returns for the years 2004-2006. As a result of this settlement, the company recognized tax benefits of $8 million as a reduction to the provision for income taxes. In connection with the settlement, the company also recorded a reduction of $10 million to its liability for uncertain tax positions, including previously accrued interest, of $2 million.

As of December 31, 2010, the estimated value of the company’s uncertain tax positions, which are more-likely-than-not to be sustained on examination, was a liability of $17 million, including accrued interest of $3 million. This liability is included in other long-term liabilities in the consolidated statements of financial position. Assuming sustainment of these positions, the reversal of the amounts accrued would reduce the company’s effective tax rate.

Unrecognized Tax Benefits—Unrecognized tax benefits represent the gross value of the company’s tax positions that have not been reflected in the consolidated statements of operations, and include the value of the company’s recorded uncertain tax positions. If the income tax benefits from federal tax positions are ultimately realized, such realization would affect the company’s effective tax rate whereas the realization of state tax benefits would be recorded in cost of product sales, cost of service revenues and corporate home office and other general and administrative expenses. The changes in unrecognized tax benefits (exclusive of interest) during 2010, 2009 and 2008 are summarized in the table below:

	December 31
$ in millions	2010	2009	2008
Unrecognized tax benefits at beginning of the year	$21	$19	$26

Additions based on tax positions related to the current year		1	1
Additions for tax positions of prior years	1	1
Statute expiration			(8)
Settlement	(8)

Net change in unrecognized tax benefits	(7)	2	(7)

Unrecognized tax benefits at end of the year	$14	$21	$19

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Although the company believes it has adequately provided for all tax positions, amounts asserted by taxing authorities could be greater than the company’s accrued position. Accordingly, additional provisions on federal and state tax related matters could be recorded in the future as revised estimates are made or the underlying matters are effectively settled or otherwise resolved.

Deferred Income Taxes—Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. Such amounts are classified in the consolidated statements of financial position as current or noncurrent assets or liabilities based upon the classification of the related assets and liabilities.

The tax effects of significant temporary differences and carryforwards that gave rise to year-end deferred federal and state tax balances, as presented in the consolidated statements of financial position, are as follows:

	December 31
$ in millions	2010	2009
Deferred Tax Assets
Retirement benefits	$404	$390
Workers’ compensation	226	214
Contract accounting differences	72	79
Provisions for accrued liabilities	66	67
Stock-based compensation	24	22
Other	4	6

Gross deferred tax assets	796	778
Less valuation allowance	—	—

Net deferred tax assets	796	778

Deferred Tax Liabilities
Depreciation and amortization	372	360
Purchased intangibles	239	248

Gross deferred tax liabilities	611	608

Total net deferred tax assets	$185	$170

During 2010, the company performed a comprehensive review of the classification treatment of its deferred tax assets and liabilities and identified certain reclassifications that changed the 2009 presentation of deferred tax assets, primarily for retirement benefits and workers’ compensation liabilities. Such reclassifications also increased the net current deferred tax assets and net noncurrent deferred tax liabilities previously presented as of December 31, 2009 by $35 million.

Net deferred tax assets (liabilities) as presented in the consolidated statements of financial position are as follows:

	December 31
$ in millions	2010	2009
Net current deferred tax assets	$284	$326
Net non-current deferred tax liabilities	(99)	(156)

Total net deferred tax assets	$185	$170

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.	LONG-TERM DEBT

Mississippi Economic Development Revenue Bonds—As of December 31, 2010, and 2009, the company had $83.7 million outstanding from the issuance of Industrial Revenue Bonds issued by the Mississippi Business Finance Corporation. These bonds accrue interest at a fixed rate of 7.81 percent per annum (payable semi-annually), and mature in 2024. Repayment of principal and interest is guaranteed by Northrop Grumman Systems Corporation (a wholly owned subsidiary of Northrop Grumman). In accordance with the terms of the bonds, the proceeds have been used to finance the construction, reconstruction, and renovation of the company’s interest in certain ship manufacturing and repair facilities, or portions thereof, located in the state of Mississippi.

Gulf Opportunity Zone Industrial Development Revenue Bonds—As of December 31, 2010, the company had $22 million outstanding from the issuance of Gulf Opportunity Zone Industrial Development Revenue Bonds (GO Zone IRBs) issued by the Mississippi Business Finance Corporation. The initial issuance of the GO Zone IRBs was for $200 million of principal value, and in November 2010, in connection with the anticipated spin-off, NGSB, purchased $178 million of the bonds using the proceeds from a $178 million intercompany loan with Northrop Grumman (see Note 19). The remaining bonds accrue interest at a fixed rate of 4.55 percent per annum (payable semi-annually), and mature in 2028. Repayment of principal and interest is guaranteed by Northrop Grumman. In accordance with the terms of the bonds, the proceeds have been used to finance the construction, reconstruction, and renovation of the company’s interest in certain ship manufacturing and repair facilities, or portions thereof, located in the state of Mississippi. Repayment of principal for the bonds listed in the table below is contractually obligated when the bonds mature in 2024 and 2028.

The carrying amounts and the related estimated fair values of the company’s long-term debt at December 31, 2010, and 2009, are shown below. The fair value of the long-term debt was calculated based on recent trades, if available, or interest rates prevailing on debt with terms and maturities similar to the company’s existing debt arrangements.

	2010		2009
$ in millions	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt	$105	$128	$283	$285

12.	BUSINESS ARRANGEMENTS

NGSB periodically enters into business arrangements with non-affiliated entities. These arrangements generally consist of joint ventures designed to deliver collective capabilities that would not have been available to the venture’s participants individually, and also provide a single point of contact during contract performance to the entity’s principal customer. In some arrangements, each equity participant receives a subcontract from the joint venture for a pre-determined scope of work. In other cases, the arrangements rely primarily on the assignment of key personnel to the venture from each equity participant rather than subcontracts for a specific work scope. Based on the terms of these arrangements and the relevant GAAP related to consolidation accounting for such entities, the company does not consolidate the financial position, results of operations and cash flows of these entities into its consolidated financial statements, but accounts for them under the equity method. NGSB has recorded operating income related to earnings from equity method investments of $19 million, $10 million and $1 million in its results of operations within the cost of service revenues for the years ended December 31, 2010, 2009, and 2008, respectively. To the extent subcontracts are used in these arrangements, NGSB’s subcontract activities are recorded in the same manner as sales to non-affiliated entities. The assets, liabilities, results of operations and cash flows of these collaborative entities were not material to the company’s consolidated financial position, results of operations and cash flows for any period presented.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.	LITIGATION

U.S. Government Investigations and Claims—Departments and agencies of the U.S. Government have the authority to investigate various transactions and operations of the company, and the results of such investigations may lead to administrative, civil or criminal proceedings, the ultimate outcome of which could be fines, penalties, repayments or compensatory or treble damages. U.S. Government regulations provide that certain findings against a contractor may lead to suspension or debarment from future U.S. Government contracts or the loss of export privileges for a company or an operating division or subdivision. Suspension or debarment could have a material adverse effect on the company because of its reliance on government contracts.

In the second quarter of 2007, the U.S. Coast Guard issued a revocation of acceptance under the Deepwater Modernization Program for eight converted 123-foot patrol boats (the vessels) based on alleged “hull buckling and shaft alignment problems” and alleged “nonconforming topside equipment” on the vessels. The company submitted a written response that argued that the revocation of acceptance was improper. The Coast Guard advised Integrated Coast Guard Systems, LLC (ICGS), which was formed by Northrop Grumman and Lockheed Martin to perform the Deepwater Modernization Program, that it was seeking approximately $96 million from ICGS as a result of the revocation of acceptance. The majority of the costs associated with the 123-foot conversion effort are associated with the alleged structural deficiencies of the vessels, which were converted under contracts with the company and a subcontractor to the company. In 2008, the Coast Guard advised ICGS that the Coast Guard would support an investigation by the U.S. Department of Justice of ICGS and its subcontractors instead of pursuing its $96 million claim independently. The Department of Justice conducted an investigation of ICGS under a sealed False Claims Act complaint filed in the U.S. District Court for the Northern District of Texas and decided in early 2009 not to intervene at that time. On February 12, 2009, the District Court unsealed the complaint filed by Michael J. DeKort, a former Lockheed Martin employee, against ICGS, Lockheed Martin Corporation and the company relating to the 123-foot conversion effort. Damages under the False Claims Act are subject to trebling. On October 15, 2009, the three defendants moved to dismiss the Fifth Amended complaint. On April 5, 2010, the District Court ruled on the defendants’ motions to dismiss, granting them in part and denying them in part. As to the company, the District Court dismissed conspiracy claims and those pertaining to the C4ISR systems. On October 27, 2010, the District Court entered summary judgment for the company on DeKort’s hull, mechanical and electrical (“HM&E”) claims brought against the company. On November 10, 2010, the DeKort acknowledged that with the dismissal of the HM&E claims, no issues remained against the company for trial and the District Court subsequently vacated the December 1, 2010 trial. On November 12, 2010, DeKort filed a motion for reconsideration regarding the District Court’s denial of his motion to amend the Fifth Amended Complaint. On November 19, 2010, DeKort filed a second motion for reconsideration regarding the District Court’s order granting summary judgment on the HM&E claims. Based upon the information available to the company to date, the company believes that it has substantive defenses to any potential claims but can give no assurance that the company will prevail in this litigation.

Based upon the available information regarding matters that are subject to U.S. Government investigations, the company believes that the outcome of any such matters would not have a material adverse effect on its consolidated financial position, results of operations or cash flows.

Asbestos-Related Claims—NGSB and its predecessors in interest are defendants in a long-standing series of cases filed in numerous jurisdictions around the country wherein former and current employees and various third party persons allege exposure to asbestos-containing materials on NGSB premises or while working on vessels constructed or repaired by NGSB. Some cases allege exposure to asbestos-containing materials through contact with company employees and third persons who were on the premises. The cases allege various injuries including those associated with pleural plaque disease, asbestosis, cancer, mesothelioma and other alleged asbestos related conditions. In some cases, in addition to the company, several of its former executive officers are

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

also named defendants. In some instances, partial or full insurance coverage is available to the company for its liability and that of its former executive officers. Because of the varying nature of these actions, and based upon the information available to the company to date, the company believes it has substantive defenses in many of these cases but can give no assurance that it will prevail on all claims in each of these cases. The company believes that the ultimate resolution of these cases will not have a material adverse effect on its consolidated financial position, results of operations or cash flows.

Litigation—Various claims and legal proceedings arise in the ordinary course of business and are pending against the company and its properties. Based upon the information available, the company believes that the resolution of any of these various claims and legal proceedings would not have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

Subsequent Event—On January 31, 2011, the U.S. Department of Justice first informed Northrop Grumman and the company of a False Claims Act complaint that the company believes was filed under seal by a relator (the plaintiff) in mid-2010 in the United States District Court for the District of Columbia. The redacted copy of the complaint that the company received (“Complaint”) alleges that through largely unspecified fraudulent means Northrop Grumman and the company obtained federal funds that were restricted by law for the consequences of Hurricane Katrina (“Katrina”), and used those funds to cover costs under certain shipbuilding contracts that were unrelated to Katrina and for which Northrop Grumman and the company were not entitled to recovery under the contracts. The Complaint seeks monetary damages of at least $835 million, plus penalties, attorney’s fees and other costs of suit. Damages under the False Claims Act may be trebled upon a finding of liability.

For several years, Northrop Grumman has pursued recovery under its insurance policies for Katrina related property damage and business interruption losses. One of the insurers involved in those actions has made allegations that overlap significantly with certain of the issues raised in the Complaint, including allegations that Northrop and the company used certain Katrina related funds for losses under the contracts unrelated to the hurricane. Northrop Grumman and the company believe that the insurer’s defenses, including those related to the use of Katrina funding, are without merit.

The company has agreed to cooperate with the government investigation relating to the False Claims Act Complaint. The company has been advised that the Department of Justice has not made a decision whether to intervene. Based upon a review to date of the information available to the company, the company believes that it has substantive defenses to the allegations in the Complaint. The company believes that the claims as set forth in the Complaint evidence a fundamental lack of understanding of the terms and conditions in the company’s shipbuilding contracts, including the post-Katrina modifications to those contracts, and the manner in which the parties performed in connection with the contracts. Based upon a review to date of the information available to the company, the company believes that the claims as set forth in the Complaint lack merit and are not likely to result in a material adverse effect on its consolidated financial position. The company intends vigorously to defend the matter, but the company cannot predict what new or revised claims might be asserted or what information might come to light so can give no assurances regarding the ultimate outcome.

14.	COMMITMENTS AND CONTINGENCIES

Contract Performance Contingencies—Contract profit margins may include estimates of revenues not contractually agreed to between the customer and the company for matters such as settlements in the process of negotiation, contract changes, claims and requests for equitable adjustment for previously unanticipated contract costs. These estimates are based upon management’s best assessment of the underlying causal events and circumstances, and are included in determining contract profit margins to the extent of expected recovery based

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

on contractual entitlements and the probability of successful negotiation with the customer. As of December 31, 2010, the recognized amounts related to claims and requests for equitable adjustment are not material individually or in the aggregate.

Guarantees of Performance Obligations—From time to time in the ordinary course of business, Northrop Grumman guaranteed performance obligations of NGSB under certain contracts. NGSB may enter into joint ventures, teaming and other business arrangements (Business Arrangements) to support the company’s products and services. NGSB generally strives to limit its exposure under these arrangements to its investment in the Business Arrangement, or to the extent of obligations under the applicable contract. In some cases, however, Northrop Grumman may be required to guarantee performance of the Business Arrangement and, in such cases, generally obtains cross-indemnification from the other members of the Business Arrangement. At December 31, 2010, the company is not aware of any existing event of default that would require Northrop Grumman to satisfy any of these guarantees.

NGSB Quality Issues—In conjunction with a second quarter 2009 review of design, engineering and production processes at the Gulf Coast undertaken as a result of leaks discovered in the USS San Antonio’s (LPD 17) lube oil system, the company became aware of quality issues relating to certain pipe welds on ships under production as well as those that had previously been delivered. Since that discovery, the company has been working with the U.S. Navy to determine the nature and extent of the pipe weld issue and its possible impact on related shipboard systems. This effort has resulted in the preparation of a technical analysis of the problem, additional inspections on the ships, a rework plan for ships previously delivered and in various stages of production, and modifications to the work plans for ships being placed into production, all of which has been done with the knowledge and support of the U.S. Navy. NGSB responsible incremental costs associated with the anticipated resolution of these matters have been reflected in the financial performance analysis and contract booking rates beginning with the second quarter of 2009.

In the fourth quarter of 2009, certain bearing wear and debris were found in the lubrication system of the main propulsion diesel engines (MPDE) installed on LPD 21. NGSB is participating with the U.S. Navy and other industry participants involved with the MPDEs in a review panel established by the U.S. Navy to examine the MPDE lubrication system’s design, construction, operation and maintenance for the LPD 17 class of ships. The team is focusing on identification and understanding of the root causes of the MPDE diesel bearing wear and the debris in the lubrication system and potential future impacts on maintenance costs. To date the review has identified several potential system improvements for increasing the system reliability. Certain changes are being implemented on ships under construction at this time and the U.S. Navy is implementing some changes on in-service ships in the class at the earliest opportunity. The U.S. Navy has requested a special MPDE flush procedure be used on LPDs 22 through 25 under construction at the Gulf Coast shipyards. The company has informed the U.S. Navy of its position that should the U.S. Navy direct use of this new flush procedure, the company believes such direction would be a change to the contracts for all LPDs under construction, and that such a change would entitle the company to an equitable adjustment to cover the cost and schedule impacts. However, the company can give no assurance that the U.S. Navy will agree that any such direction would constitute a contract change.

In July 2010, the Navy released its report documenting the results of a Judge Advocate General’s manual (JAGMAN) investigation of the failure of MPDE bearings on LPD 17 subsequent to the Navy’s Planned Maintenance Availability (PMA), which was completed in October 2009. During sea trials following the completion of the Navy conducted PMA, one of the ship’s MPDEs suffered a casualty as the result of a bearing failure. The JAGMAN investigation determined that the bearing failure could be attributed to a number of possible factors, including deficiencies in the acquisition process, maintenance, training, and execution of shipboard programs, as well as debris from the construction process. NGSB’s technical personnel reviewed the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JAGMAN report and provided feedback to the Navy on the report recommending that the company and the Navy perform a comprehensive review of the LPD 17 Class propulsion system design and its associated operation and maintenance procedure in order to enhance reliability. Discussions between the company and the Navy on this recommendation are ongoing.

The company and the U.S. Navy continue to work in partnership to investigate and identify any additional corrective actions to address quality issues associated with ships manufactured in the company’s Gulf Coast shipyards and the company will implement appropriate corrective actions. The company does not believe that the ultimate resolution of the matters described above will have a material adverse effect upon its consolidated financial position, results of operations or cash flows.

The company has also encountered various quality issues on its Aircraft Carrier construction and overhaul programs and its Virginia Class Submarine construction program at its Newport News location. These primarily involve matters related to filler metal used in pipe welds identified in 2007, and in 2009, issues associated with non-nuclear weld inspection and the installation of weapons handling equipment on certain submarines, and certain purchased material quality issues. The company does not believe that resolution of these issues will have a material adverse effect upon its consolidated financial position, results of operations or cash flows.

Environmental Matters—The estimated cost to complete remediation has been accrued where it is probable that the company will incur such costs in the future to address environmental impacts at currently or formerly owned or leased operating facilities, or at sites where it has been named a Potentially Responsible Party (PRP) by the Environmental Protection Agency, or similarly designated by other environmental agencies. These accruals do not include any litigation costs related to environmental matters, nor do they include amounts recorded as asset retirement obligations. To assess the potential impact on the company’s consolidated financial statements, management estimates the reasonably possible remediation costs that could be incurred by the company, taking into account currently available facts on each site as well as the current state of technology and prior experience in remediating contaminated sites. These estimates are reviewed periodically and adjusted to reflect changes in facts and technical and legal circumstances. Management estimates that as of December 31, 2010, the probable future costs for environmental remediation sites is $3 million, which is accrued in other current liabilities. Factors that could result in changes to the company’s estimates include: modification of planned remedial actions, increases or decreases in the estimated time required to remediate, changes to the determination of legally responsible parties, discovery of more extensive contamination than anticipated, changes in laws and regulations affecting remediation requirements, and improvements in remediation technology. Should other PRPs not pay their allocable share of remediation costs, the company may have to incur costs in addition to those already estimated and accrued. In addition, there are some potential remediation sites where the costs of remediation cannot be reasonably estimated. Although management cannot predict whether new information gained as projects progress will materially affect the estimated liability accrued, management does not anticipate that future remediation expenditures will have a material adverse effect on the company’s consolidated financial position, results of operations, or cash flows.

Collective Bargaining Agreements—The company believes that it maintains good relations with its 39,000 employees, of which approximately 50 percent are covered by 10 collective bargaining agreements. The company successfully negotiated a two-year extension to the collective bargaining agreements at its Gulf Coast locations that were to expire in 2010. It is not expected that the results of these negotiations will, either individually or in the aggregate, have a material adverse effect on the company’s consolidated results of operations.

Financial Arrangements—In the ordinary course of business, Northrop Grumman uses standby letters of credit issued by commercial banks and surety bonds issued by insurance companies principally to guarantee the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

performance on certain contracts and to support the company’s self-insured workers’ compensation plans. At December 31, 2010, there were $125 million of unused stand-by letters of credit and $296 million of surety bonds outstanding related to NGSB.

U.S. Government Claims—From time to time, customers advise the company of claims and penalties concerning certain potential disallowed costs. When such findings are presented, Northrop Grumman, the company and the U.S. Government representatives engage in discussions to enable Northrop Grumman and NGSB to evaluate the merits of these claims as well as to assess the amounts being claimed. Where appropriate, provisions are made to reflect the expected exposure to the matters raised by the U.S. Government representatives and such provisions are reviewed on a quarterly basis for sufficiency based on the most recent information available. Northrop Grumman and the company do not believe that the outcome of any such matters would have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

Operating Leases—Rental expense for operating leases was $44 million in 2010, $48 million in 2009, and $41 million in 2008. These amounts are net of immaterial amounts of sublease rental income. Minimum rental commitments under long-term noncancellable operating leases as of December 31, 2010, total approximately $137 million, which are payable as follows: 2011—$21 million; 2012—$20 million; 2013—$16 million; 2014—$14 million; 2015—$11 million; and thereafter—$55 million.

15.	IMPACTS FROM HURRICANES

In 2008, a subcontractor’s operations in Texas were severely impacted by Hurricane Ike. The subcontractor produces compartments for two of the LPD amphibious transport dock ships under construction at the Gulf Coast shipyards. As a result of the delays and cost growth caused by the subcontractor’s production delays, NGSB’s operating income was reduced by approximately $16 million during 2008. In the first quarter of 2010, the company received $17 million in final settlement of its claim, which was recorded as a reduction to cost of product sales.

In August 2005, the company’s Gulf Coast operations were significantly impacted by Katrina and the company’s shipyards in Louisiana and Mississippi sustained significant windstorm damage from the hurricane. As a result of the storm, the company incurred costs to replace or repair destroyed or damaged assets, suffered losses under its contracts, and incurred substantial costs to clean up and recover its operations. As of the date of the storm, the company had a comprehensive insurance program that provided coverage for, among other things, property damage, business interruption impact on net profitability, and costs associated with clean-up and recovery. The company expects that its remaining claim will be resolved separately with the two remaining insurers, Factory Mutual Insurance Company (FM Global) and Munich-American Risk Partners (Munich Re) (see Note 16).

The company has full entitlement to any insurance recoveries related to business interruption impacts on net profitability resulting from these hurricanes. However, because of uncertainties concerning the ultimate determination of recoveries related to business interruption claims, no such amounts are recognized until they are resolved with the insurers. Furthermore, due to the uncertainties with respect to the company’s disagreement with FM Global in relation to the Katrina claim, no receivables have been recognized by the company in the accompanying consolidated financial statements for insurance recoveries from FM Global.

In accordance with U.S. Government cost accounting regulations affecting the majority of the company’s contracts, the cost of insurance premiums for property damage and business interruption coverage, other than “coverage of profit,” is an allowable expense that may be charged to contracts. Because a substantial portion of

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long-term contracts at the shipyards is flexibly-priced, the U.S. Navy would benefit from a portion of insurance recoveries in excess of the net book value of damaged assets. When such insurance recoveries occur, the company is obligated to provide the benefit of a portion of these amounts to the government. In recent discussions, the U.S. Navy has expressed its intention to challenge the allowability of certain post-Katrina depreciation costs charged or expected to be charged on contracts under construction in the Gulf Coast shipyards. It is premature to estimate the amount, if any, that the U.S. Navy will ultimately challenge. The company believes all of the replacement costs should be recoverable under its insurance coverage and the amounts that may be challenged are included in the insurance claim. However, if NGSB is unsuccessful in its insurance recovery, the company believes there are specific rules in the CAS and FAR that should still render the depreciation on those assets allowable and recoverable through its contracts with the U.S. Navy as these replacement costs provide benefit to the government. The company believes that its depreciation practices are in conformity with the FAR, and that, if the U.S. Navy were to challenge the allowability of such costs, the company should be able to successfully resolve this matter with no material adverse effect to the company’s consolidated financial position, results of operations or cash flows.

16.	HURRICANE KATRINA INSURANCE RECOVERIES

The company is pursuing legal action against an insurance provider, FM Global, arising out of a disagreement concerning the coverage of certain losses related to Katrina (see Note 15). Legal action commenced against FM Global on November 4, 2005, which is now pending in the U.S. District Court for the Central District of California, Western Division. In August 2007, the District Court issued an order finding that the excess insurance policy provided coverage for the company’s Katrina-related loss. FM Global appealed the District Court’s order and on August 14, 2008, the U.S. Court of Appeals for the Ninth Circuit reversed the earlier summary judgment order in favor of the Northrop Grumman’s interest, holding that the FM Global excess policy unambiguously excludes damage from the storm surge caused by Katrina under its “Flood” exclusion. The Ninth Circuit remanded the case to the District Court to determine whether the California efficient proximate cause doctrine affords Northrop Grumman coverage under the policy even if the Flood exclusion of the policy is unambiguous. On April 2, 2009, the Ninth Circuit denied Northrop Grumman’s Petition for Rehearing and remanded the case to the District Court. On June 10, 2009, Northrop Grumman filed a motion seeking leave of court to file a complaint adding Aon Risk Services, Inc. of Southern California (Aon) as a defendant. On July 1, 2009, FM Global filed a motion for partial summary judgment seeking a determination that the California efficient proximate cause doctrine is not applicable or that it affords no coverage under the policy. On August 26, 2010, the District Court denied Northrop Grumman’s motion to add Aon as a defendant to the case pending in the District Court, finding that Northrop Grumman has a viable option to bring suit against Aon in state court. Also on August 26, the District Court granted FM Global’s motion for summary judgment based upon California’s doctrine of efficient proximate cause, and denied FM Global’s motion for summary judgment based upon breach of contract, finding that triable issues of fact remained as to whether and to what extent the company sustained wind damage apart from the storm surge. Northrop Grumman believes that it is entitled to full reimbursement of its covered losses under the excess policy. The District Court has scheduled trial on the merits for April 3, 2012. On January 27, 2011, Northrop Grumman filed an action against Aon Insurance Services West, Inc., formerly known as Aon Risk Services, Inc. of Southern California, in Superior Court in California alleging breach of contract, professional negligence, and negligent misrepresentation. Based on the current status of the litigation, no assurances can be made as to the ultimate outcome of these matters. However, if either of the claims are successful, the potential effect to the company’s consolidated financial position, results of operations, or cash flows would be favorable.

During 2008, notification from Munich Re, the only remaining insurer within the primary layer of insurance coverage with which a resolution has not been reached, was received noting that it will pursue arbitration

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proceedings against Northrop Grumman related to approximately $19 million owed by Munich Re to Northrop Grumman Risk Management Inc. (NGRMI), a wholly owned subsidiary of Northrop Grumman, for certain losses related to Katrina. An arbitration was later invoked by Munich Re in the United Kingdom under the reinsurance contract. Northrop Grumman was subsequently notified that Munich Re is seeking reimbursement of approximately $44 million of funds previously advanced to NGRMI for payment of claim losses of which Munich Re provided reinsurance protection to NGRMI pursuant to an executed reinsurance contract, and $6 million of adjustment expenses. The arbitral panel has set a hearing for November 14, 2011. Northrop Grumman and the company believe that NGRMI is entitled to full reimbursement of its covered losses under the reinsurance contract and has substantive defenses to the claim of Munich Re for return of the funds paid to date. If the matters are resolved in NGRMI’s favor, then it would be entitled to the remaining $19 million owed for covered losses and it would have no further obligations to Munich Re. Payments to be made to NGRMI in connection with this matter would be for the benefit of the company and reimbursements to be made to Munich Re would be made by the company, if any.

17.	RETIREMENT BENEFITS

Plan Descriptions

Defined Benefit Pension Plans—The company participates in several defined benefit pension plans of Northrop Grumman covering the majority of its employees. Pension benefits for most employees are based on the employee’s years of service and compensation. It is the policy of Northrop Grumman to fund at least the minimum amount required for all the sponsored plans, using actuarial cost methods and assumptions acceptable under U.S. Government regulations, by making payments into benefit trusts separate from Northrop Grumman. The pension benefit for most employees is based upon criteria whereby employees earn age and service points over their employment period.

Defined Contribution Plans—The company also participates in Northrop Grumman-sponsored 401(k) defined contribution plans in which most employees are eligible to participate, as well as certain union employees. Northrop Grumman contributions for most plans are based on a cash matching of company employee contributions up to 4 percent of compensation. Certain hourly employees are covered under a target benefit plan. In addition to the 401(k) defined contribution benefit, non-union represented company employees hired after June 30, 2008, are eligible to participate in a Northrop Grumman-sponsored defined contribution program in lieu of a defined benefit pension plan. Northrop Grumman’s contributions to these defined contribution plans for company employees for the years ended December 31, 2010, 2009, and 2008, were $51 million, $50 million, and $49 million, respectively.

Medical and Life Benefits—The company participates in several health care plans of Northrop Grumman by which the company provides a portion of the costs for certain health and welfare benefits for a significant number of its active and retired employees. Covered employees achieve eligibility to participate in these contributory plans upon retirement from active service if they meet specified age and years of service requirements. Qualifying dependents are also eligible for medical coverage. Northrop Grumman reserves the right to amend or terminate the plans at any time. In November 2006, the company adopted plan amendments and communicated to plan participants that it would cap the amount of its contributions to substantially all of its remaining post retirement medical and life benefit plans that were previously not subject to limits on the company’s contributions.

In addition to a medical inflation cost-sharing feature, the plans also have provisions for deductibles, co-payments, coinsurance percentages, out-of-pocket limits, conformance to a schedule of reasonable fees, the use of managed care providers, and maintenance of benefits with other plans. The plans also provide for a

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Medicare carve-out, and a maximum lifetime benefit of $2 million per covered individual. Effective January 1, 2011, the company elected to remove the maximum lifetime benefit cap for all company sponsored medical plans due to passage of the new health care legislation described below. Subsequent to July 1, 2003, and January 1, 2004, for Gulf Coast and Virginia operations, respectively, newly hired employees are not eligible for post employment medical and life benefits.

The effect of the Medicare prescription drug subsidy from the Medicare Prescription Drug, Improvement and Modernization Act of 2003 to reduce the company’s net periodic postretirement benefit cost was not material for the periods presented and accumulated postretirement benefit obligation was $26 million and $28 million as of December 31, 2010 and 2009, respectively.

New Health Care Legislation—The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act became law during the first quarter of 2010. These new laws will impact the company’s costs of providing health care benefits to its employees beginning in 2011. The initial passage of the laws will eliminate the company’s tax benefits under the Medicare prescription drug subsidies associated with the Medicare Prescription Drug, Improvement and Modernization Act of 2003 beginning in 2013. The impact from the elimination of these tax benefits was recorded in the consolidated financial statements (see Note 10). The company has also begun participation in the Early Retiree Reinsurance Program (ERRP) that became effective on June 1, 2010. The company continues to assess the extent to which the provisions of the new laws will affect its future health care and related employee benefit plan costs.

Summary Plan Results

The cost to the company of its retirement benefit plans in each of the three years ended December 31 is shown in the following table:

	Pension Benefits			Medical and Life Benefits
$ in millions	2010	2009	2008	2010	2009	2008
Components of Net Periodic Benefit Cost
Service cost	$127	$114	$130	$15	$15	$14
Interest cost	182	169	156	38	40	39
Expected return on plan assets	(232)	(193)	(231)
Amortization of Prior service cost (credit)	13	13	7	(9)	(9)	(14)
Net loss from previous years	38	48	2	8	9	15

Net periodic benefit cost	$128	$151	$64	$52	$55	$54

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The table below summarizes the changes in the components of unrecognized benefit plan costs for the years ended December 31, 2010, 2009, and 2008.

$ in millions	Pension Benefits	Medical and Life Benefits	Total
Changes in Unamortized Benefit Plan Costs
Change in net actuarial loss	$640	$(41)	$599
Change in prior service cost	57	31	88
Amortization of Prior service (cost) credit	(7)	14	7
Net loss from previous years	(2)	(15)	(17)
Tax (expense) benefits related to above items	(268)	4	(264)

Changes in unamortized benefit plan costs—2008	420	(7)	413

Change in net actuarial loss	(76)	(5)	(81)
Change in prior service cost (credit)	1	(1)	—
Amortization of Prior service (cost) credit	(13)	9	(4)
Net loss from previous years	(48)	(9)	(57)
Tax benefits related to above items	54	2	56

Changes in unamortized benefit plan costs—2009	(82)	(4)	(86)

Change in net actuarial loss	17	15	32
Transfers	6		6
Amortization of Prior service (cost) credit	(13)	9	(4)
Net loss from previous years	(38)	(8)	(46)
Tax benefits (expense) related to above items	11	(15)	(4)

Changes in unamortized benefit plan costs—2010	$(17)	$1	$(16)

The changes in the unamortized benefit plan costs, net of tax, are included in other comprehensive income in the consolidated statements of operations. Unamortized benefit plan costs consist primarily of net after-tax actuarial loss amounts totaling $487 million, $489 million, and $573 million as of December 31, 2010, 2009, and 2008, respectively. Net actuarial gains or losses are determined annually and principally arise from gains or losses on plan assets due to variations in the fair market value of the underlying assets, and changes in the benefit obligation due to changes in actuarial assumptions. Net actuarial gains or losses are amortized to expense in future periods when they exceed ten percent of the greater of the plan assets or projected benefit obligations by plan. The excess of gains or losses over the ten percent threshold is subject to amortization over the average future service period of employees of approximately ten years.

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The following tables set forth the funded status and amounts recognized in the consolidated statements of financial position for the Northrop Grumman-sponsored defined benefit pension and retiree health care and life insurance benefit plans. Pension benefits data include the qualified plans as well as several unfunded non-qualified plans for benefits provided to directors, officers, and certain employees. The company uses a December 31 measurement date for all of its plans.

	Pension Benefits		Medical and Life Benefits
$ in millions	2010	2009	2010	2009
Change in Benefit Obligation
Benefit obligation at beginning of year	$3,062	$2,756	$677	$660
Service cost	127	114	15	15
Interest cost	182	169	38	40
Plan participants’ contributions	9	5	16	15
Plan amendments		2
Actuarial loss (gain)	145	114	15	(5)
Benefits paid	(106)	(98)	(52)	(51)
Transfers	37		2
Curtailment	(14)
Other			3	3

Benefit obligation at end of year	3,442	3,062	714	677

Change in Plan Assets
Fair value of plan assets at beginning of year	2,789	2,297
Gain on plan assets	347	384
Employer contributions	105	201	33	33
Plan participants’ contributions	9	5	16	15
Benefits paid	(106)	(98)	(52)	(51)
Transfers	39		1
Other			3	3

Fair value of plan assets at end of year	3,183	2,789	1	—

Funded status	$(259)	$(273)	$(713)	$(677)

Amounts Recognized in the Consolidated Statements of Financial Position
Non-current assets	$131	$116
Current liability	(9)	(10)	$(146)	$(175)
Non-current liability	(381)	(379)	(567)	(502)

The following table shows those amounts expected to be recognized in net periodic benefit cost in 2011:

$ in millions	Pension Benefits	Medical and Life Benefits
Amounts Expected to be Recognized in 2011 Net Periodic Benefit Cost
Net loss	$34	$9
Prior service cost (credit)	12	(9)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accumulated benefit obligation allocated from all of the Northrop Grumman-sponsored defined benefit pension plans in which company employees participate was $3.2 billion and $2.8 billion at December 31, 2010, and 2009, respectively.

	Pension Benefits		Medical and Life Benefits
$ in millions	2010	2009	2010	2009
Amounts Recorded in Accumulated Other Comprehensive Loss
Net actuarial loss	$640	$654	$157	$150
Prior service cost	99	111	(38)	(46)
Income tax benefits related to above items	(287)	(298)	(56)	(40)

Unamortized benefit plan costs	$452	$467	$63	$64

Amounts for pension plans with accumulated benefit obligations in excess of fair value of plan assets associated with company employees are as follows:

	December 31
$ in millions	2010	2009
Projected benefit obligation	$2,771	$2,050
Accumulated benefit obligation	2,531	1,823
Fair value of plan assets	2,381	1,696

Plan Assumptions

On a weighted-average basis, the following assumptions were used to determine the benefit obligations and the net periodic benefit cost.

	Pension Benefits		Medical and Life Benefits
	2010	2009	2010	2009
Assumptions Used to Determine Benefit Obligation at December 31
Discount rate	5.84%	6.04%	5.58%	5.84%
Rate of compensation increase	3.43%	3.51%
Initial health care cost trend rate assumed for the next year			8.00%	7.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)			5.00%	5.00%
Year that the rate reaches the ultimate trend rate			2017	2014
Assumptions Used to Determine Benefit Cost for the Year Ended December 31
Discount rate	6.04%	6.25%	5.84%	6.25%
Expected long-term return on plan assets	8.50%	8.50%
Rate of compensation increase	3.51%	3.77%
Initial health care cost trend rate assumed for the next year			7.00%	7.50%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)			5.00%	5.00%
Year that the rate reaches the ultimate trend rate			2014	2014

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The discount rate is generally based on the yield on high-quality corporate fixed-income investments. At the end of each year, the discount rate is primarily determined using the results of bond yield curve models based on a portfolio of high quality bonds matching the notional cash inflows with the expected benefit payments for each significant benefit plan.

The assumptions used for pension benefits are consistent with those used for retiree medical and life insurance benefits.

Through consultation with investment advisors, expected long-term returns for each of the plans’ strategic asset classes were developed by Northrop Grumman. Several factors were considered, including survey of investment managers’ expectations, current market data such as yields/price-earnings ratios, and historical market returns over long periods. Using policy target allocation percentages and the asset class expected returns, a weighted-average expected return was calculated.

A one-percentage-point change in the initial through the ultimate health care cost trend rates would have the following effects:

$ in millions	1-Percentage- Point Increase	1-Percentage- Point Decrease
Increase (Decrease) From Change In Health Care Cost Trend Rates To
Postretirement benefit expense	$2	$(2)
Postretirement benefit liability	18	(18)

Plan Assets and Investment Policy

The retirement benefit plans’ assets in the NGSB Master Trust are invested in various asset classes that are expected to produce a sufficient level of diversification and investment return over the long term. The investment goals are to exceed the assumed actuarial rate of return over the long term within reasonable and prudent levels of risk. Liability studies are conducted on a regular basis to provide guidance in setting investment goals with an objective to balance risk. Risk targets are established and monitored against acceptable ranges.

All investment policies and procedures are designed to ensure that the plans’ investments are in compliance with ERISA. Guidelines are established defining permitted investments within each asset class. Derivatives are used for transitioning assets, asset class rebalancing, managing currency risk, and for management of fixed income and alternative investments. The investment policies for most of the retirement benefit plans were changed effective January 1, 2010 and require that the asset allocation be maintained within the following ranges as of December 31, 2010:

Asset Allocation Ranges
U.S. equity	15 – 35%
International equity	10 – 30%
Long bonds	25 – 45%
2010: Real estate and other	10 – 30%

As of December 31, 2010, the assets of NGSB’s retirement benefit plans were transferred into a separate NGSB Master Trust. The domestic equities, international equities and fixed income securities were transferred

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in-kind. For the real estate and other category, the NGSB Master Trust holds an interest in private equity, real estate, and hedge funds partnerships held in the Northrop Grumman Master Trust (NGSB Master Trust Partnership Interests). After the asset transfers, the NGSB Master Trust continues to be invested in accordance with the same investment policies and procedures described above. If the anticipated spin-off transaction discussed in Note 1 is completed, the NGSB Master Trust will be transferred to HII. In that event, the NGSB Master Trust Partnership Interests may be transferred in the form of cash. Subsequent to the anticipated spin-off transaction, the fiduciary of the NGSB retirement benefit plans may elect to change the investment policies of the NGSB Master Trust.

The table below represents the fair values of the NGSB Master Trust and the proportionate share of the fair values of NGSB’s retirement benefit plans assets held in the Northrop Grumman Master Trust at December 31, 2010, by asset category. The table that follows represents the proportionate share of the fair values of NGSB’s retirement benefit plan assets held in the Northrop Grumman Master Trust at December 31, 2009, by asset category. The tables also identify the level of inputs used to determine the fair value of assets in each category (see Note 1 for definition of levels). The significant amount of Level 2 investments in the tables results from including in this category investments in pooled funds that contain investments with values based on quoted market prices, but for which the funds are not valued on a quoted market basis, and fixed income securities that are valued using model based pricing services.

$ in millions	Level 1	Level 2	Level 3	Total
Asset Category
NGS B Master Trust:
Domestic equities	$789			$789
International equities	6	$590		596
Fixed income securities
Cash & cash equivalents (1)		34		34
U.S. Treasuries		268		268
Other U.S. Government Agency Securities		142		142
Non-U.S. Government Securities		32		32
Corporate debt		564		564
Asset backed		86		86
High yield debt		11	9	20
Bank loans		1		1
Interest in Northrop Grumman Master Trust:
Real estate and other Hedge funds			181	181
Private equities			232	232
Real estate			165	165
Other (2)		74		74

Fair value of plan assets as of December 31, 2010	$795	$1,802	$587	$3,184

(1)	Cash & cash equivalents are predominantly held in money market funds and include a net payable for unsettled trades at year end.
(2)	Other includes futures, swaps, options, swaptions, insurance contracts.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$ in millions	Level 1	Level 2	Level 3	Total
Asset Category
Interest in Northrop Grumman Master Trust:
Domestic equities	$507			$507
International equities	212	$218		430
Fixed income securities
Cash & cash equivalents (1)	17	272		289
U.S. Treasuries		156		156
Other U.S. Government Agency Securities		88		88
Non-U.S. Government Securities		26		26
Corporate debt		546		546
Asset backed		96		96
High yield debt		67	8	75
Bank loans		12		12
Real estate and other Hedge funds			188	188
Private equities			242	242
Real estate			127	127
Other (2)		7		7

Fair value of plan assets as of December 31, 2009	$736	$1,488	$565	$2,789

(1)	Cash & cash equivalents are predominantly held in money market funds
(2)	Other includes futures, swaps, options, swaptions, insurance contracts and net payable for unsettled trades at year end. .

At December 31, 2010 and 2009, the fair value of the plan assets of $3,184 million and $2,789 million, respectively in the tables above consisted entirely of assets for pension benefits.

The table below summarizes the changes in the fair value of the company’s retirement benefit plans’ assets measured using significant unobservable inputs for the years ended December 31, 2010 and 2009.

$ in millions	High Yield Debt	Hedge Funds	Private Equities	Real Estate	Total
Balance as of December 31, 2008	$6	$169	$240	$168	$583
Actual return on plan assets:
Assets still held at reporting date	2	23	(16)	(57)	(48)
Assets sold during the period		(1)		(1)	(2)
Purchases, sales, and settlements		(3)	18	17	32

Balance as of December 31, 2009	8	188	242	127	565
Actual return on plan assets:
Assets still held at reporting date	2	14	24	12	52
Assets sold during the period				(1)	(1)
Purchases, sales, and settlements		10	8	48	66
Change in asset allocation mix	(1)	(31)	(42)	(21)	(95)

Balance as of December 31, 2010	$9	$181	$232	$165	$587

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Generally, investments are valued based on information in financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisal by qualified persons, transactions and bona fide offers. Domestic and international equities consist primarily of common stocks and institutional common trust funds. Investments in common and preferred shares are valued at the last reported sales price of the stock on the last business day of the reporting period. Units in common trust funds and hedge funds are valued based on the redemption price of units owned by the trusts at year-end. Fair value for real estate and private equity partnerships is primarily based on valuation methodologies that include third party appraisals, comparable transactions, discounted cash flow valuation models, and public market data.

Non-government fixed income securities are invested across various industry sectors and credit quality ratings. Generally, investment guidelines are written to limit securities, for example, to no more than five percent of each trust account, and to exclude the purchase of securities issued by Northrop Grumman. The number of real estate and private equity partnerships held by the Northrop Grumman Master Trust from which NGSB’s plan assets are allocated is 167 and the unfunded commitments for the trust are $1.2 billion and $1.1 billion as of December 31, 2010, and 2009, respectively. NGSB retirement benefit plans proportionate share of these unfunded commitments is approximately 11% and 13% for December 31, 2010, and 2009, respectively. For alternative investments that cannot be redeemed, such as limited partnerships, the typical investment term is ten years. For alternative investments that permit redemptions, such redemptions are generally made quarterly and require a 90-day notice. The company is generally unable to determine the final redemption amount until the request is processed by the investment fund and therefore categorizes such alternative investments as Level 3 assets.

At December 31, 2010, and 2009, the defined benefit pension trust did not hold any Northrop Grumman common stock.

In 2011, the required minimum funding level is expected to be approximately $2 million to the company’s retirement benefit plans and approximately $37 million to the company’s other post-retirement benefit plans.

It is not expected that any assets will be returned to the company from the benefit plans during 2011.

Benefit Payments

The following table reflects estimated future benefit payments, based upon the same assumptions used to measure the benefit obligation, and includes expected future employee service, as of December 31, 2010:

$ in millions	Pension Plans	Medical and Life Plans
Year Ending December 31
2011	$116	$37
2012	129	38
2013	146	42
2014	162	46
2015	177	50
2016 through 2020	1,138	294

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18.	STOCK COMPENSATION PLANS

Plan Descriptions

The company participates in certain of Northrop Grumman’s stock-based award plans. At December 31, 2010, company employees had stock-based compensation awards outstanding under the Northrop Grumman-sponsored 2001 Long-Term Incentive Stock Plan (2001 LTISP). This plan was approved by Northrop Grumman’s shareholders. Northrop Grumman has historically issued new shares to satisfy award grants.

The 2001 LTISP plan permit grants to key employees of three general types of stock incentive awards of Northrop Grumman’s common stock: stock options, stock appreciation rights (SARs), and stock awards. Each stock option grant is made with an exercise price at the closing price of Northrop Grumman’s stock on the date of grant (market options). Outstanding stock options granted prior to 2008 generally vest in 25 percent increments over four years from the grant date under the 2001 LTISP, and grants outstanding expire ten years after the grant date. Stock options granted in 2008 and later vest in 33 percent increments over three years from the grant date, and grants outstanding expire seven years after the grant date. No SARs have been granted under the 2001 LTISP. Stock awards, in the form of restricted performance stock rights and restricted stock rights, are granted to key employees without payment to the company.

Under the 2001 LTISP, recipients of restricted performance stock rights earn shares of Northrop Grumman’s stock, based on financial metrics determined by Northrop Grumman’s Board of Directors in accordance with the plan. For grants prior to 2007, if the objectives have not been met at the end of the applicable performance period, a substantial portion of the original grant will be forfeited. If the financial metrics are met or exceeded during the performance period, all recipients can earn up to 150 percent of the original grant. Beginning in 2007, all recipients could earn up to 200 percent of the original 2007 grant if financial metrics are exceeded. Restricted stock rights issued under either plan generally vest after three years. Termination of employment can result in forfeiture of some or all of the benefits extended.

Compensation Expense

Total stock-based compensation allocated to NGSB by Northrop Grumman for the value of such awards granted to company employees for the years ended December 31, 2010, 2009, and 2008, was $16 million, $11 million, and $13 million, respectively, of which $1 million, $1 million, and $1 million related to stock options and $15 million, $10 million, and $11 million, related to stock awards, respectively. Tax benefits recognized in the consolidated statements of operations for stock-based compensation during the years ended December 31, 2010, 2009, and 2008, were $6 million, $5 million, and $5 million, respectively. The amount of Northrop Grumman shares issued to satisfy stock-based compensation awards are recorded by Northrop Grumman and, accordingly, are not reflected in NGSB’s consolidated financial statements.

Unrecognized Compensation Expense

At December 31, 2010, there was $26 million of unrecognized compensation expense related to unvested awards granted under Northrop Grumman’s stock-based compensation plans for company employees, of which $2 million related to stock options and $24 million related to stock awards. These amounts are expected to be charged to expense over a weighted-average period of 1.3 years.

Stock Options

The fair value of each of Northrop Grumman’s stock option awards is estimated on the date of grant using a Black-Scholes option-pricing model that uses the assumptions noted in the table below. The fair value of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Northrop Grumman’s stock option awards is expensed on a straight-line basis over the vesting period of the options, which is generally three to four years. Expected volatility is based on an average of (1) historical volatility of Northrop Grumman’s stock and (2) implied volatility from traded options on Northrop Grumman’s stock. The risk-free rate for periods within the contractual life of the stock option award is based on the yield curve of a zero-coupon U.S. Treasury bond on the date the award is granted with a maturity equal to the expected term of the award. Northrop Grumman uses historical data to estimate future forfeitures. The expected term of awards granted is derived from historical experience under Northrop Grumman’s stock-based compensation plans and represents the period of time that awards granted are expected to be outstanding.

The significant weighted-average assumptions used by Northrop Grumman relating to the valuation of Northrop Grumman’s stock options for the years ended December 31, 2010, 2009, and 2008, was as follows:

	2010	2009	2008
Dividend yield	2.9%	3.6%	1.8%
Volatility rate	25%	25%	20%
Risk-free interest rate	2.3%	1.7%	2.8%
Expected option life (years)	6	5 & 6	6

Northrop Grumman generally grants stock options exclusively to executives, and the expected term of six years is based on these employees’ historical exercise behavior. In 2009, Northrop Grumman granted options to non-executives and assigned an expected term of five years for valuing these options. Northrop Grumman and the company believe that this stratification of expected terms best represents future expected exercise behavior between the two employee groups

The weighted-average grant date fair value of Northrop Grumman’s stock options granted during the years ended December 31, 2010, 2009, and 2008, was $11, $7, and $15, per share, respectively.

Stock option activity for the year ended December 31, 2010, was as follows:

	Shares Under Option (in thousands)	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value ($ in millions)
Outstanding at January 1, 2010	1,139	$53	4 years	$6
Granted	123	60
Exercised	(91)	46
Cancelled and forfeited	(10)	42

Outstanding at December 31, 2010	1,161	$54	3.5 years	$14

Vested and expected to vest in the future at December 31, 2010	1,148	$54	3.5 years	$13

Exercisable at December 31, 2010	891	$54	2.9 years	$11

The intrinsic value of options exercised during the years ended December 31, 2010, 2009, and 2008, was $2 million, zero, and $2 million, respectively. Intrinsic value is measured using the fair market value at the date of exercise (for options exercised) or at December 31 for the applicable year (for outstanding options), less the applicable exercise price.

NORTHROP GRUMMAN SHIPBUILDING

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Awards

The fair value of stock awards is determined based on the closing market price of Northrop Grumman’s common stock on the grant date. Compensation expense for stock awards is measured at the grant date based on fair value and recognized over the vesting period. For purposes of measuring compensation expense, the amount of shares ultimately expected to vest is estimated at each reporting date based on management’s expectations regarding the relevant performance criteria.

Stock award activity for the year ended December 31, 2010, is presented in the table below. Vested awards include stock awards fully vested during the year and net adjustments to reflect the final performance measure for issued shares.

	Stock Awards (in thousands)	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Term
Outstanding at December 31, 2009	436	$58	1.6 years
Granted	272	60
Vested	(142)	82
Forfeited	(11)	52

Outstanding at December 31, 2010	555	$53	1.5 years

During the year ended December 31, 2010, 136,000 shares of Northrop Grumman’s common stock were issued to company employees in settlement of prior year stock awards that were fully vested, with a total value upon issuance of $8 million and a grant date fair value of $10 million. During the year ended December 31, 2009, 284,000 shares of Northrop Grumman’s common stock were issued to company employees in settlement of prior year stock awards that were fully vested, with a total value upon issuance of $13 million and a grant date fair value of $19 million. During the year ended December 31, 2008 348,000 shares were issued to company employees in settlement of prior year stock awards that were fully vested, with a total value upon issuance of $19 million and a grant date fair value of $28 million. The differences between the fair values at issuance and the grant date fair values reflect the effects of the performance adjustments and changes in the fair market value of the company’s common stock.

In 2011, Northrop Grumman expects, upon approval of the Compensation Committee of the Board of Directors, to issue to company employees an additional 142,000 shares of common stock that vested as of December 31 2010, with a grant date fair value of $11 million.

19.	RELATED PARTY TRANSACTIONS AND PARENT COMPANY EQUITY

Allocation of General Corporate Expenses

The consolidated financial statements reflect an allocation of general corporate expenses from Northrop Grumman, including allowable and unallowable costs as defined by the FAR. The allowable portion of these costs have historically been allocated to NGSB’s contracts, unless prohibited by the FAR. These costs generally fall into one of the following categories:

Northrop Grumman management and support services—This category includes costs for functions such as human resources, treasury, insurance risk management, internal audit, finance, tax, legal, executive office and other administrative support. Human resources, employee benefits administration, treasury and insurance risk

NORTHROP GRUMMAN SHIPBUILDING

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

management are generally allocated to the company based on relative gross payroll dollars; internal audit is generally allocated based on audit hours incurred related to the company; and the remaining costs are generally allocated using a three-factor-formula that considers the company’s relative amounts of revenues, payroll and average asset balances as compared to the total value of these factors for all Northrop Grumman entities utilizing these support services (the Three Factor Formula). The consolidated financial statements include Northrop Grumman management and support services allocations totaling $115 million, $82 million, and $95 million for the years ended December 31, 2010, 2009, and 2008, respectively.

Shared services and infrastructure costs—This category includes costs for functions such as information technology support, systems maintenance, telecommunications, procurement and other shared services. These costs are generally allocated to the company using the Three Factor Formula or based on usage. The consolidated statement of operations reflects shared services and infrastructure costs allocations totaling $325 million, $325 million and $323 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Northrop Grumman-provided benefits—This category includes costs for group medical, dental and vision insurance, 401(k) savings plan, pension and postretirement benefits, incentive compensation and other benefits. These costs are generally allocated to the company based on specific identification of the benefits provided to company employees participating in these benefit plans. The consolidated financial statements include Northrop Grumman-provided benefits allocations totaling $725 million, $680 million and $637 million for the years ended December 31, 2010, 2009, and 2008, respectively.

Management believes that the methods of allocating these costs are reasonable, consistent with past practices, and in conformity with cost allocation requirements of CAS or the FAR.

Related Party Sales and Cost of Sales

NGSB purchases and sells products and services from other Northrop Grumman businesses. Purchases of products and services from these affiliated entities, which were recorded at cost, were $97 million, $100 million, and $73 million in 2010, 2009, and 2008, respectively. Sales of products and services to these entities were $8 million, $9 million, and $8 million in 2010, 2009, and 2008, respectively. No intercompany trade receivables or payables were outstanding as of the years ended December 31, 2010, and 2009.

Notes Payable to Parent

The company had $715 million and $537 million of promissory notes outstanding with Northrop Grumman as of December 31, 2010 and 2009, respectively. These notes were issued in conjunction with Northrop Grumman’s purchase of Newport News Shipbuilding in 2001 and the tender and purchase of $178 million of the GO Zone IRBs in November 2010 discussed in Note 11. These notes are payable on demand and include $537 million of principal with an annual interest rate of 5% and $178 million of principal with an annual interest rate of 4.55%. None of the notes require periodic payments. Accrued and unpaid interest totaled $239 million and $212 million for the years ended December 31, 2010, and 2009, respectively. Intercompany interest expense of $27 million for each of the years ended December 31, 2010, 2009, and 2008 is included in interest expense in the consolidated statements of operations.

Parent’s Equity in Unit

Intercompany transactions between NGSB and Northrop Grumman have been included in these consolidated financial statements and are considered to be effectively settled for cash at the time the transaction is recorded. The net effect of the settlement of these transactions is reflected as parent’s equity in unit in the consolidated statements of financial position.

NORTHROP GRUMMAN SHIPBUILDING

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20.	UNAUDITED SELECTED QUARTERLY DATA

Unaudited quarterly financial results are set forth in the following tables.

2010

$ in millions	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
Sales and service revenues	$1,712	$1,610	$1,665	$1,736
Operating income (loss)	87	(20)	77	104
Earnings (loss) before income taxes	77	(30)	67	92
Net earnings (loss)	41	(11)	42	63

In the second quarter of 2010, Northrop Grumman announced plans to consolidate NGSB’s Gulf Coast operations by winding down its operations at the Avondale, Louisiana facility in 2013 after completing LPD-class ships currently under construction. As a result of this decision, the company recognized a $113 million pre-tax charge to operating income for the contracts under construction at Avondale.

In the third quarter of 2010, NGSB determined that costs to complete post-delivery work on LHD 8 exceeded original estimates resulting in a charge of $30 million. Also in the third quarter, the company realized $24 million in unfavorable performance adjustments on LPD-24 Arlington, which was more than offset by $31 million in milestone incentives on the total LPD-22 through LPD-25 contract.

2009

$ in millions	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
Sales and service revenues	$1,410	$1,544	$1,656	$1,682
Operating income (loss)	68	(4)	82	65
Earnings (loss) before income taxes	57	(15)	71	63
Net earnings (loss)	39	(10)	52	43

In the first quarter of 2009, the company recognized a $48 million favorable adjustment on the LHD 8 contract due to risk retirement for earlier than expected completion of U.S. Navy acceptance sea trials and increased escalation recovery. This increase was more than offset by lower performance of $38 million each on the DDG 51 program and LPD 22 due to cost growth.

In the second quarter of 2009, the company recognized a $105 million pre-tax charge for cost growth on LPD-class ships and LHA 6. These adjustments reflected additional expense to improve design, engineering, production, and quality processes as well as increased production cost estimates for these ships.

21.	SUPPLEMENTAL GUARANTOR INFORMATION

On March 29, 2011, Huntington Ingalls Industries, Inc. (HII) entered into a Separation and Distribution Agreement (the Separation Agreement) with Northrop Grumman, and Northrop Grumman’s subsidiaries (Northrop Grumman Shipbuilding, Inc. and Northrop Grumman Systems Corporation), pursuant to which HII was legally and structurally separated from Northrop Grumman and retained the operations of NGSB.

Pursuant to the terms of the Separation Agreement, (i) Northrop Grumman completed a corporate reorganization to create a new holding company structure, (ii) HII and Northrop Grumman effected certain

NORTHROP GRUMMAN SHIPBUILDING

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

transfers of assets and assumed certain liabilities so that each of HII and Northrop Grumman retained both the assets of and liabilities associated with their respective businesses, (iii) subject to certain exceptions, all agreements, arrangements, commitments and undertakings, including all intercompany accounts payable or accounts receivable, including intercompany indebtedness and intercompany work orders between HII and Northrop Grumman, were terminated or otherwise satisfied, effective no later than March 31, 2011 (the Distribution Date), (iv) HII and Northrop Grumman agreed to share certain gains and liabilities and (v) on the Distribution Date, Northrop Grumman distributed, on a pro rata basis, all of the issued and outstanding shares of common stock of HII to Northrop Grumman’s stockholders via a pro rata dividend (the spin-off). One share of HII common stock was distributed for every six shares of Northrop Grumman common stock held by a holder of Northrop Grumman common stock as of the record date for the distribution, March 30, 2011. The shares of common stock of HII began regular way trading on the New York Stock Exchange on March 31, 2011, under the ticker symbol “HII.”

In connection with the spin-off from Northrop Grumman, HII issued $600 million aggregate principal amount of 6.875 percent Senior Notes due March 15, 2018, and $600 million aggregate principal amount of 7.125 percent Senior Notes due March 15, 2021 (collectively, the “notes”) in a private offering, at par, under an indenture dated March 11, 2011, between HII and The Bank of New York Mellon, as trustee. Also in connection with the spin-off, HII entered into a credit facility with third-party lenders that includes a $650 million revolver and a $575 million term loan (the “Credit Facility”).

Performance of HII’s obligations pursuant to the notes, including any repurchase obligations resulting from a change of control, is unconditionally guaranteed, jointly and severally, on an unsecured basis, by each of HII’s existing and future domestic restricted subsidiaries that guarantees debt under the Credit Facility (the “Subsidiary Guarantors”). The guarantees rank equally with all other unsecured and unsubordinated indebtedness of the Subsidiary Guarantors. The Subsidiary Guarantors are each directly or indirectly 100 percent owned by HII.

Prior to the spin-off of HII from Northrop Grumman, Northrop Grumman conducted an internal reorganization, effective on March 30, 2011, resulting in the company’s current organizational structure, which consists of HII as direct or indirect parent of all of the Subsidiary Guarantors. Prior to this internal reorganization, HII had no independent assets or operations and no subsidiaries. Accordingly, for all periods ended prior to March 30, 2011, the consolidated financial information of the company is attributable entirely to the Subsidiary Guarantors.

HUNTINGTON INGALLS INDUSTRIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Nine Months Ended September 30
$ in millions, except per share amounts	2011	2010
Sales and service revenues
Product sales	$4,201	$4,327
Service revenues	639	660

Total sales and service revenues	4,840	4,987

Cost of sales and service revenues
Cost of product sales	3,543	3,842
Cost of service revenues	540	528
General and administrative expenses	471	473
Goodwill impairment	300	—

Operating income (loss)	(14)	144
Interest expense	(75)	(30)

Earnings (Loss) from operations before income taxes	(89)	114
Federal income taxes	74	42

Net earnings (loss)	$(163)	$72

Basic earnings (loss) per share	$(3.34)	$1.48
Weighted-average common shares outstanding, in millions	48.8	48.8

Diluted earnings (loss) per share	$(3.34)	$1.48
Weighted-average diluted shares outstanding, in millions	48.8	48.8

Net earnings (loss) from above	$(163)	$72
Other comprehensive income
Change in unamortized benefit plan costs	51	37
Tax expense on change in unamortized benefit plan costs	(19)	(4)

Other comprehensive income, net of tax	32	33

Comprehensive income (loss)	$(131)	$105

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HUNTINGTON INGALLS INDUSTRIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)

$ in millions	September 30 2011	December 31 2010
Assets
Current Assets
Cash and cash equivalents	$536	$—
Accounts receivable, net	781	728
Inventoried costs, net	463	293
Deferred income taxes	268	284
Prepaid expenses and other current assets	34	8

Total current assets	2,082	1,313

Property, plant, and equipment, net	1,979	1,997

Other Assets
Goodwill	834	1,134
Other purchased intangibles, net of accumulated amortization of $367 in 2011 and $352 in 2010	572	587
Pension plan asset	143	131
Debt issuance costs	50	—
Miscellaneous other assets	55	41

Total other assets	1,654	1,893

Total assets	$5,715	$5,203

Liabilities and Equity
Current Liabilities
Notes payable to former parent	$—	$715
Trade accounts payable	287	274
Current portion of long-term debt	29	—
Current portion of workers’ compensation liabilities	198	197
Accrued interest on notes payable to former parent	—	239
Current portion of post-retirement plan liabilities	145	146
Accrued employees’ compensation	190	203
Advance payments and billings in excess of costs incurred	85	107
Provision for contract losses	31	80
Other current liabilities	242	265

Total current liabilities	1,207	2,226

Long-term debt	1,837	105
Other post-retirement plan liabilities	579	567
Pension plan liabilities	420	381
Workers’ compensation liabilities	353	351
Deferred tax liabilities	113	99
Other long-term liabilities	51	56

Total liabilities	4,560	3,785

Commitments and Contingencies (Note 12)
Shareholders’ Equity
Common stock, $0.01 par value; 150,000,000 shares authorized; issued and outstanding as of September 30, 2011: 48,808,341	—	—
Additional paid-in capital	1,848	—
Former parent’s equity in unit	—	1,933
Accumulated deficit	(210)	—
Accumulated other comprehensive loss	(483)	(515)

Total shareholders’ equity	1,155	1,418

Total liabilities and shareholders’ equity	$5,715	$5,203

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HUNTINGTON INGALLS INDUSTRIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended September 30
$ in millions	2011	2010
Operating Activities
Net earnings (loss)	$(163)	$72
Adjustments to reconcile to net cash used in operating activities
Depreciation	123	124
Amortization of purchased intangibles	15	19
Amortization of debt issuance cost	4	—
Stock-based compensation	22	—
Impairment of goodwill	300	—
(Increase) decrease in
Accounts receivable	(53)	(218)
Inventoried costs	(173)	(10)
Prepaid expenses and other current assets	(36)	3
Increase (decrease) in
Accounts payable and accruals	(74)	79
Deferred income taxes	—	24
Retiree benefits	89	79
Other non-cash transactions, net	—	(21)

Net cash provided by operating activities	54	151

Investing Activities
Additions to property, plant, and equipment	(119)	(96)

Net cash used in investing activities	(119)	(96)

Financing Activities
Proceeds from issuance of long-term debt	1,775	—
Repayment of long-term debt	(14)	—
Debt issuance costs	(54)	—
Repayment of notes payable to former parent and accrued interest	(954)	—
Dividend to former parent in connection with spin-off	(1,429)	—

Proceeds from stock option exercises and issuance of common stock	1	—
Net transfers from former parent	1,276	(55)

Net cash provided by (used in) financing activities	601	(55)

Increase in cash and cash equivalents	536	—
Cash and cash equivalents, beginning of period	—	—

Cash and cash equivalents, end of period	$536	$—

Supplemental Cash Flow Disclosure
Cash paid for income taxes	$34	$—
Cash paid for interest	$55	$12

Non-Cash Investing and Financing Activities
Capital expenditures accrued in accounts payable	$3	$29

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HUNTINGTON INGALLS INDUSTRIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

	Nine Months Ended September 30
$ in millions	2011	2010
Former Parent’s Equity in Unit
At beginning of year	$1,933	$1,968
Net earnings	47	72
Dividend to former parent	(1,429)	—
Contributed surplus	(1,827)	—
Net transfers from former parent	1,276	(55)

At end of period	—	1,985

Common Stock
At beginning of year	—	—
Common stock issuance	—	—

At end of period	—	—

Paid-in Capital
At beginning of year	—	—
Contributed surplus	1,827	—
Additional paid-in capital	21	—

At end of period	1,848	—

Accumulated Deficit
At beginning of year	—	—
Net loss	(210)	—

At end of period	(210)	—

Accumulated Other Comprehensive Loss
At beginning of year	(515)	(531)
Other comprehensive income, net of tax	32	33

At end of period	(483)	(498)

Total shareholders’ equity	$1,155	$1,487

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HUNTINGTON INGALLS INDUSTRIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1. BACKGROUND AND BASIS OF PRESENTATION

Background

On March 29, 2011, Huntington Ingalls Industries, Inc. (HII or the company) entered into a Separation and Distribution Agreement (the Separation Agreement) with its former parent company, Northrop Grumman Corporation (Northrop Grumman), and Northrop Grumman’s subsidiaries (Northrop Grumman Shipbuilding, Inc. and Northrop Grumman Systems Corporation), pursuant to which HII was legally and structurally separated from Northrop Grumman.

Pursuant to the terms of the Separation Agreement, (i) Northrop Grumman completed a corporate reorganization to create a new holding company structure, (ii) HII and Northrop Grumman effected certain transfers of assets and assumed certain liabilities so that each of HII and Northrop Grumman retained both the assets of and liabilities associated with their respective businesses, (iii) subject to certain exceptions, all agreements, arrangements, commitments and undertakings, including all intercompany accounts payable or accounts receivable, including intercompany indebtedness and intercompany work orders between HII and Northrop Grumman, were terminated or otherwise satisfied, effective no later than March 31, 2011 (the Distribution Date), (iv) HII and Northrop Grumman agreed to share certain gains and liabilities and (v) on the Distribution Date, Northrop Grumman distributed, on a pro rata basis, all of the issued and outstanding shares of common stock of HII to Northrop Grumman’s stockholders via a pro rata dividend (the spin-off). One share of HII common stock was distributed for every six shares of Northrop Grumman common stock held by a holder of Northrop Grumman common stock as of the record date for the distribution, March 30, 2011. The shares of common stock of HII began regular way trading on the New York Stock Exchange on March 31, 2011, under the ticker symbol “HII.”

Following the spin-off, HII and Northrop Grumman began operating independently of each other, and neither has any ownership interest in the other. In order to govern certain ongoing relationships between HII and Northrop Grumman following the spin-off and to provide mechanisms for an orderly transition, HII and Northrop Grumman entered into agreements pursuant to which certain services will be provided and certain rights and obligations have been addressed following the spin-off. The material agreements entered into with Northrop Grumman in connection with the spin-off include the following: the Separation Agreement; Employee Matters Agreement; Insurance Matters Agreement; Intellectual Property License Agreement; Tax Matters Agreement; Transition Services Agreement; and Ingalls Guaranty Performance, Indemnity and Termination Agreement. For a discussion of each agreement, see “Certain Relationships and Related Party Transactions—Agreements with Northrop Grumman Related to the Spin-Off” in this prospectus.

In connection with the spin-off, HII entered into new borrowing arrangements designed to provide the company with adequate liquidity and to fund a $1,429 million contribution to Northrop Grumman. Specifically, HII issued $1,200 million in senior notes and entered into a credit facility with third-party lenders that includes a $650 million revolver and a $575 million term loan (see Note 7).

The spin-off from Northrop Grumman was a transaction under common control; therefore no change in the historical basis of HII’s assets or liabilities was recorded as part of the spin-off.

Basis of Presentation

Principles of Consolidation—The unaudited condensed consolidated financial statements of HII and its subsidiaries have been prepared in conformity with accounting principles generally accepted in the United States (GAAP) and the instructions to Form 10-Q of the Securities and Exchange Commission (SEC). All intercompany transactions and balances are eliminated in consolidation.

HUNTINGTON INGALLS INDUSTRIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

These statements include all adjustments of a normal recurring nature, in addition to the goodwill impairment charge discussed in Note 6, considered necessary by management for a fair presentation of the unaudited condensed consolidated financial position, results of operations, and cash flows. These financial statements should be read in conjunction with the company’s audited consolidated financial statements included in prospectus.

The quarterly information is labeled using a calendar convention; that is, first quarter is consistently labeled as ending on March 31, second quarter as ending on June 30, and third quarter as ending on September 30. It is management’s long-standing practice to establish interim closing dates using a “fiscal” calendar, which requires the businesses to close their books on a Friday near these quarter-end dates in order to normalize the potentially disruptive effects of quarterly closings on business processes. The effects of this practice only exist for interim periods within a reporting year.

Transactions with Former Parent—Through the date of the spin-off, the unaudited condensed consolidated statements of operations include expense allocations for certain corporate functions historically provided to HII by Northrop Grumman, including, but not limited to, human resources, employee benefits administration, treasury, risk management, audit, finance, tax, legal, information technology support, procurement, and other shared services. These allocations are reflected in the unaudited condensed consolidated statements of operations within the expense categories to which they relate. The allocations were made on a direct usage basis when identifiable, with the remainder allocated on various bases that are further discussed in Note 17. Based on management’s estimates of its stand-alone costs for similar corporate functions and services, HII believes that its prior cost allocations from Northrop Grumman are substantially consistent with what such costs would be on a stand-alone basis. However, the estimates are based on management’s judgment regarding its stand-alone company costs and not the actual costs incurred.

Transactions between HII and Northrop Grumman through the date of the spin-off are reflected as effectively settled for cash at the time of the transaction and are included in financing activities in the unaudited condensed consolidated statements of cash flows. The net effect of these transactions is reflected in the Former Parent’s Equity in Unit section in the unaudited condensed consolidated statements of financial position.

The HII unaudited condensed consolidated financial statements may not be indicative of HII’s future performance and for periods prior to the spin-off, do not necessarily reflect what the results of operations, financial position, or cash flows would have been had HII operated as a stand-alone company.

Accounting Estimates—The preparation of the unaudited condensed consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates have been prepared on the basis of the most current and best available information and actual results could differ materially from those estimates.

General and Administrative Expenses—In accordance with industry practice and the regulations that govern the cost accounting requirements for government contracts, most general corporate expenses incurred at both the segment and corporate locations are considered allowable and allocable costs on government contracts. These costs are allocated to contracts in progress on a systematic basis and contract performance factors include this cost component as an element of cost.

General and administrative expenses also include certain other costs that are not allocable to government contracts, primarily consisting of the net pension and post-retirement benefits adjustment and the provision for

HUNTINGTON INGALLS INDUSTRIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

deferred state income taxes. The net pension and post-retirement benefits adjustment reflects the difference between pension and post-retirement benefits expenses determined in accordance with GAAP and pension and post-retirement benefit expenses allocated to individual contracts determined in accordance with U.S. Cost Accounting Standards (CAS). Deferred state income taxes reflect the change in deferred state tax assets and liabilities in the period.

Equity—Former Parent’s Equity in Unit in the unaudited condensed consolidated statement of financial position represents Northrop Grumman’s historical investment in its shipbuilding operations, the net effect of cost allocations from and transactions with Northrop Grumman, net cash activity, and HII’s accumulated earnings prior to the spin-off.

On March 31, 2011, Northrop Grumman completed the distribution to its stockholders of one share of HII common stock for every six shares of Northrop Grumman common stock held by holders of Northrop Grumman common stock. After separation, HII had 48,765,841 shares of common stock outstanding. The remaining Former Parent’s Equity in Unit balance, after the separation adjustments were recorded, was transferred to “Additional Paid-In Capital.” “Retained Earnings” reflected in the unaudited condensed consolidated statements of financial position represents net earnings after separation, as all prior earnings were transferred to Additional Paid-In Capital.

Cash and Cash Equivalents—For cash and cash equivalents, the carrying amounts approximate fair value due to the short-term nature of these items.

Accumulated Other Comprehensive Loss—The accumulated other comprehensive loss as of September 30, 2011, and December 31, 2010, was comprised of unamortized benefit plan costs of $483 million (net of tax benefits of $324 million) and $515 million (net of tax benefits of $343 million), respectively.

Fair Value of Financial Instruments—Except for long-term debt, the carrying amounts of the company’s other financial instruments are measured at fair value or approximate fair value due to the short-term nature of these other items.

2. ACCOUNTING STANDARDS UPDATES

In September 2011, the Financial Accounting Standards Board (FASB) revised the existing guidance on goodwill impairment testing. The updated standard reduces complexity and costs by allowing the company the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If so, the company must perform a more detailed two-step, goodwill impairment test, which is used to identify potential goodwill impairment and to measure the amount of goodwill loss to be recognized, if any. The standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 31, 2011; however, early adoption is permitted. The company is currently evaluating the impact of the accounting standard update on its consolidated financial statements but does not expect it to have a material effect.

HUNTINGTON INGALLS INDUSTRIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

3. SEGMENT INFORMATION

The company is aligned into two reportable segments: Ingalls (formerly referred to as the Gulf Coast operations) and Newport News. The following table presents segment results for the nine months ended September 30, 2011, and 2010.

	Nine Months Ended September 30
$ in millions	2011	2010
Sales and Service Revenues
Ingalls	$2,209	$2,300
Newport News	2,688	2,748
Intersegment eliminations	(57)	(61)

Total sales and service revenues	$4,840	$4,987

Operating Income (Loss)
Ingalls	$(245)	$(71)
Newport News	240	249

Total Segment Operating Income (Loss)	(5)	178
Non-segment factors affecting operating income (loss)
Net pension and post-retirement benefits adjustment	(9)	(34)

Total operating income (loss)	$(14)	$144

Goodwill Impairment Charge — The operating losses for the nine months ended September 30, 2011 reflect a goodwill impairment charge of $300 million at Ingalls.

In the ordinary course of business, the company reevaluates the estimates at completion (EAC) on all major programs and makes the necessary adjustments to contract profitability when driven by events within the period. In the third quarter of 2010, the company determined that costs to complete post-delivery work on LHD-8 exceeded original estimates resulting in a charge of $30 million. In the third quarter of 2010, the company recorded a charge of $24 million for additional cost growth on LPD-24, which was more than offset in the quarter by recognition of milestone incentives on the total LPD 22-25 contract of approximately $31 million. These adjustments were all recorded at Ingalls.

Sales transactions between segments are recorded at cost.

Net Pension and Post-Retirement Benefits Adjustment — The net pension and post-retirement benefits adjustment reflects the difference between expenses for pension and other post-retirement benefits determined in accordance with GAAP and the expenses for these items included in segment operating income in accordance with CAS.

4. AVONDALE WIND DOWN

In July 2010, plans were announced to consolidate the company’s Ingalls operations by winding down and subsequently closing the Avondale, Louisiana facility in 2013 after completing LPD-class ships currently under construction there. Future LPD-class ships will be built in a single production line at the company’s Pascagoula, Mississippi facility. The consolidation is intended to reduce costs, increase efficiency, and address shipbuilding overcapacity. Due to the consolidation, HII expects higher costs to complete ships currently under construction in

HUNTINGTON INGALLS INDUSTRIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

Avondale due to anticipated reductions in productivity and, in the second quarter of 2010, increased the estimates to complete LPDs 23 and 25 by approximately $210 million. The company recognized a $113 million pre-tax charge to operating income for these contracts in the second quarter of 2010. HII is also exploring alternative uses of the Avondale facility, including alternative opportunities for the workforce.

In connection with and as a result of the decision to wind down shipbuilding operations at the Avondale, Louisiana facility, the company determined it would not meet certain requirements under its co-operative endeavor agreement with the State of Louisiana. Accordingly, the company recorded liabilities in 2010 to recognize this obligation and other employee severance and incentive liabilities, as well as certain asset retirement obligations which were necessitated as a result of the Avondale facility decision. In the first quarter of 2011, the company reimbursed the State of Louisiana under the co-operative endeavor agreement. In addition, the company anticipates that it will incur substantial other restructuring and facilities shutdown related costs, including but not limited to, severance, relocation expense, and asset write-downs related to the Avondale facilities. These costs are expected to be allowable expenses under government accounting standards and thus will be recoverable in future years’ overhead costs. These future costs could approximate $271 million, based on management’s current estimate. Such costs would be recoverable under existing flexibly priced contracts or future negotiated contracts at the Ingalls operations in accordance with the Federal Acquisition Regulation (FAR) provisions relating to the treatment of restructuring and shutdown related costs. The company is currently in discussions with the U.S. Navy regarding its cost submission to support the recoverability of these costs under the FAR and applicable contracts and this submission is subject to review and acceptance by the U.S. Navy. The Defense Contract Audit Agency (DCAA), a Department of Defense (DoD) agency, prepared an initial audit report on the company’s previous cost proposal for the restructuring and shutdown related costs ($310 million), in which it stated that, in general, the proposal was not adequately supported in order for the DCAA to reach a conclusion. The DCAA also questioned approximately $25 million (approximately 8 percent) of the costs submitted by the company. The DCAA stated that it could not reach a final conclusion on the cost submission due to the then potential spin-off transaction. Accordingly, the DCAA did not accept the proposal as submitted. The company has resubmitted its updated proposal to address the concerns expressed by the DCAA and to reflect the revised estimated total cost of $271 million. Should these costs be challenged by the U. S. Navy, there are prescribed dispute resolution alternatives to resolve such a challenge and the company would likely pursue a dispute resolution process, although it will create uncertainty as to the timing and eventual allowability of the restructuring costs related to the wind down of the Avondale facility.

Ultimately, the company anticipates these discussions will result in an agreement with the U.S. Navy that is substantially in accord with management’s cost recovery expectations. Accordingly, HII has treated these costs as allowable costs in determining the cost and earnings performance on its contracts in process. The actual restructuring expenses related to the wind down may be greater than the company’s current estimate and any inability to recover such costs could result in a material adverse effect on the company’s consolidated financial position, results of operations, or cash flows.

The company also evaluated the effect the winding down of the Avondale facilities might have on the benefit plans in which HII employees participate. HII determined that the potential impact of a curtailment in these plans was not material to its consolidated financial position, results of operations, or cash flows.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

The table below summarizes the company’s liability for restructuring and shut-down related costs associated with winding down the Avondale facility. As of September 30, 2011, these costs are comprised primarily of employee severance and relocation expense. These amounts were capitalized in Inventoried Costs, net, and will be recognized as expenses in cost of product sales beginning in 2013.

$ in millions	Employee Compensation	Other Accruals	Total
Balance at December 31, 2010	$27	$39	$66

Payments	(7)	(36)	(43)
Adjustments	36	(3)	33

Net Change	29	(39)	(10)

Balance at September 30, 2011	$56	$—	$56

5. INVENTORIED COSTS, NET

Inventoried costs were composed of the following:

$ in millions	September 30 2011	December 31 2010
Production costs of contracts in process	$497	$681
General and administrative expenses	18	7
Progress payments received	(134)	(481)
Raw material inventory	82	86

Total inventoried costs, net	$463	$293

6. GOODWILL AND OTHER PURCHASED INTANGIBLE ASSETS

Goodwill

HII performs its annual impairment test for goodwill as of November 30 each year, or more often if indicators are present. The company performed its annual impairment test as of November 30, 2010, with no indication of impairment. In connection with the spin-off, HII evaluated the company’s reporting units and performed an impairment test as of March 31, 2011. There were no associated indications of impairment at the March 31, 2011 measurement date.

Goodwill is tested for impairment between annual impairment tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the company’s reporting units below their carrying value. In light of the adverse equity market conditions that began in the last fiscal quarter and the resultant decline in industry market multiples and the company’s market capitalization, the company decided it would be appropriate to perform an interim goodwill impairment review. That review was performed as of September 30, 2011 and necessitated a definitive goodwill impairment test.

A goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit’s fair value to its carrying value, inclusive of goodwill. The company estimates fair value based on a combination of the income and market approaches. The income approach estimates the fair value of reporting units based on the future discounted cash flows. The market approach estimates the fair value of reporting units based on financial measurements from comparable industry participants.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

The first step process indicated the carrying value of the company’s reporting units was in excess of the company’s market capitalization, with all of the excess carrying value being attributable to the Ingalls segment reporting units. The second step of the goodwill impairment test required the company to allocate the fair value of each reporting unit derived in the first step to the such reporting unit’s net assets. Based upon the company’s preliminary analyses, the implied fair value of the Ingalls reporting units indicated impairment of their recorded goodwill.

As of the original issuance of these condensed consolidated financial statements, HII had not completed the second step of the impairment analysis due to the complexities involved in determining the implied fair value of the goodwill of each reporting unit. However, based on the analysis performed to date, the company has concluded that an impairment loss is probable and can be reasonably estimated. Accordingly, HII recorded a $300 million preliminary non-cash goodwill impairment charge, representing the best estimate of the impairment loss, during the third quarter of 2011. The goodwill at these businesses has no tax basis, and, accordingly, there is no tax benefit to be derived from recording the impairment charge.

The company expects to finalize the goodwill impairment analysis during the fourth quarter of 2011. There could be further adjustment to the goodwill impairment charge when the goodwill impairment test is completed. Any adjustment to the preliminary estimate as a result of completing this evaluation will be recorded and disclosed in the company’s financial statements for the year ending December 31, 2011.

Prior to recording the goodwill impairment charges, the company tested other long-lived assets at the impacted businesses and the carrying values of these assets were determined not to be impaired.

The changes in the carrying amounts of goodwill during 2011 are as follows:

$ in millions	Ingalls	Newport News	Total
Balance as of December 31, 2010	$488	$646	$1,134
Goodwill impairment	(300)	—	(300)

Balance as of September 30, 2011	$188	$646	$834

Accumulated goodwill impairment losses at September 30, 2011 and December 31, 2010 were $2,790 million and $2,490 million, respectively. The accumulated goodwill impairment losses at September 30, 2011 for Ingalls and Newport News were $1,578 million and $1,212 million, respectively.

Purchased Intangible Assets

The table below summarizes the company’s aggregate purchased intangible assets, all of which are contract or program related intangible assets.

$ in millions	September 30 2011	December 31 2010
Gross carrying amount	$939	$939
Accumulated amortization	(367)	(352)

Net carrying amount	$572	$587

The company’s remaining purchased intangible assets are subject to amortization and are being amortized on a straight-line basis over an aggregate weighted-average period of 40 years. Remaining unamortized intangible

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

assets consist principally of amounts pertaining to nuclear-powered aircraft carrier and submarine contract intangibles whose useful lives have been estimated based on the long life cycle of the related programs. Aggregate amortization expense for the nine months ended September 30, 2011, and 2010, was $15 million and $19 million, respectively.

Expected amortization for purchased intangibles subsequent to September 30, 2011 is approximately $20 million annually through 2023, and approximately $9 million annually from 2024 through 2058.

7. DEBT

Long-term debt consisted of the following:

$ in millions	September 30 2011	December 31 2010
Term loan due March 30, 2016	$561	$—
Senior notes due March 15, 2018, 6.875%	600	—
Senior notes due March 15, 2021, 7.125%	600	—
Mississippi economic development revenue bonds due May 1, 2024, 7.81%	84	84
Gulf opportunity zone industrial development revenue bonds due December 1, 2028, 4.55%	21	21

Total long-term debt	1,866	105
Less current portion	29	—

Long-term debt, net of current portion	$1,837	$105

Credit Facility — In connection with the spin-off, the company entered into the HII Credit Facility with third-party lenders. The Credit Facility comprises (i) a five-year term loan facility of $575 million, which was funded on March 30, 2011, and (ii) a revolving credit facility of $650 million, which may be drawn upon during a period of five years from the date of the funding. The revolving credit facility includes a letter of credit subfacility of $350 million, and a swingline loan subfacility of $100 million. The revolving credit facility will have a variable interest rate on drawn borrowings based on the London Interbank Offered Rate (LIBOR) plus a spread based upon the company’s leverage ratio and a commitment fee rate on the unutilized balance based on the company’s leverage ratio. The current spread is 2.5 percent and may vary between 2.0 percent and 3.0 percent. The current fee rate is 0.5 percent and may vary between 0.35 percent and 0.5 percent. As of September 30, 2011, approximately $121 million of letters of credit were issued but undrawn, and the remaining $529 million was unutilized.

The term loan facility is subject to amortization in three-month intervals from the funding date, expected to be in an aggregate amount equal to (i) 5 percent during each of the first year and the second year, (ii) 10 percent during the third year, (iii) 15 percent during the fourth year and (iv) 65 percent payable during the fifth year (of which 5 percent shall be payable on each of the first three quarterly payment dates during such year, and the balance shall be payable on the term maturity date). Loans will bear interest at a rate equal to LIBOR plus a spread of 2.5 percent (or the base rate plus 1.5 percent), which spread is expected to vary between 2.0 percent and 3.0 percent based upon changes to our leverage ratio.

The HII Credit Facility contains customary affirmative covenants, including, but not limited to, those related to the maintenance of corporate existence, compliance with applicable laws, payment of taxes, and ownership of

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

property; and customary negative covenants, including but not limited to limitations on mergers, consolidations, liquidations and dissolutions and prepayments and modifications of subordinated debt and unsecured bonds.

Additionally, the HII Credit Facility contains certain financial covenants, which include a maximum total leverage ratio and a minimum interest coverage ratio. The non-cash goodwill charge does not impact the debt covenants and the company was in compliance with all covenants as of September 30, 2011.

Each of the company’s existing and future domestic wholly-owned subsidiaries, except for those which are specifically designated as unrestricted subsidiaries, are and will be guarantors under the HII Credit Facility.

Senior Notes—In connection with the spin-off, the company issued $600 million aggregate principal amount of 6.875 percent Senior Notes due March 15, 2018 (the 2018 notes), and $600 million aggregate principal amount of 7.125 percent Senior Notes due March 15, 2021 (the 2021 notes, and, collectively, the notes) in a private offering, at par, under an indenture dated March 11, 2011, between HII and The Bank of New York Mellon, as trustee.

The terms of the senior notes limit the company’s ability and the ability of certain of HII’s subsidiaries to: incur additional indebtedness, create liens, pay dividends or make distributions in respect of capital stock, purchase or redeem capital stock, make investments or certain other restricted payments, sell assets, enter into transactions with stockholders or affiliates and effect a consolidation or merger.

Performance of the company’s obligations pursuant to the notes, including any repurchase obligations resulting from a change of control, is unconditionally guaranteed, jointly and severally, on an unsecured basis, by each of HII’s existing and future domestic restricted subsidiaries that guarantees debt under the HII Credit Facility (the Subsidiary Guarantors). The guarantees rank equally with all other unsecured and unsubordinated indebtedness of the guarantors. The Subsidiary Guarantors are each directly or indirectly 100 percent owned by HII. There are no significant restrictions on the ability of HII or any Subsidiary Guarantor to obtain funds from their respective subsidiaries by dividend or loan.

Mississippi Economic Development Revenue Bonds—As of September 30, 2011, the company had $83.7 million outstanding from the issuance of Industrial Revenue Bonds issued by the Mississippi Business Finance Corporation. These bonds accrue interest at a fixed rate of 7.81 percent per annum (payable semi-annually), and mature in 2024. While repayment of principal and interest is guaranteed by Northrop Grumman Systems Corporation, HII has agreed to indemnify Northrop Grumman Systems Corporation for any losses related to the guaranty. In accordance with the terms of the bonds, the proceeds have been used to finance the construction, reconstruction, and renovation of the company’s interest in certain ship manufacturing and repair facilities, or portions thereof, located in the state of Mississippi.

Gulf Opportunity Zone Industrial Development Revenue Bonds—As of September 30, 2011, the company had $21.6 million outstanding from the issuance of Gulf Opportunity Zone Industrial Development Revenue Bonds (GO Zone IRBs) issued by the Mississippi Business Finance Corporation. The initial issuance of the GO Zone IRBs was for $200 million of principal value, and in November 2010, in connection with the anticipated spin-off, HII purchased $178 million of the bonds using the proceeds from a $178 million intercompany loan with Northrop Grumman (see Note 17). The remaining bonds accrue interest at a fixed rate of 4.55 percent per annum (payable semi-annually), and mature in 2028. In accordance with the terms of the bonds, the proceeds have been used to finance the construction, reconstruction, and renovation of the company’s interest in certain ship manufacturing and repair facilities, or portions thereof, located in the state of Mississippi.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

The carrying amount and the related estimated fair value of the company’s total long-term debt at September 30, 2011 are shown below. The fair value of the total long-term debt was calculated based on recent trades, if available, or interest rates prevailing on debt with terms and maturities similar to the company’s existing debt arrangements.

	September 30, 2011
$ in millions	Carrying Amount	Fair Value
Long-term debt	$1,866	$1,806

8. INCOME TAXES

The company’s effective tax rate on earnings from operations (excluding the 2011 non-cash goodwill impairment charge of $300 million at Ingalls, which is non-deductible for income tax purposes) for the nine months ended September 30, 2011, and 2010, was 35.1 percent and 36.8 percent, respectively. For the nine months ended September 30, 2011, and 2010, the company’s effective tax rate differs from the statutory federal rate due to the domestic manufacturing deduction, the research and development credit, and other nondeductible expenditures.

In connection with the spin-off, HII entered into a Tax Matters Agreement with Northrop Grumman that governs the respective rights, responsibilities, and obligations of Northrop Grumman and the company with respect to tax liabilities and benefits, tax attributes, tax contests and other tax sharing regarding U.S. Federal, state, local and foreign income taxes, other taxes and related tax returns. The company is severally liable with Northrop Grumman for its income taxes for periods before the spin-off, and this several liability will continue after the spin-off. HII is obligated to indemnify Northrop Grumman for tax adjustments that increase the company’s taxable income for periods before the spin-off and are of a nature that could result in a correlative reduction in HII’s taxable income for periods after the spin-off. Northrop Grumman is obligated to indemnify HII for tax adjustments that decrease the company’s taxable income for periods before the spin-off and are of a nature that could result in a correlative increase in HII’s taxable income for periods after the spin-off. These payment obligations will only apply once the aggregate tax liability related to tax adjustments exceeds $5 million. Once the aggregate amount is exceeded, only the amount in excess of $5 million is required to be paid. See “Certain Relationships and Related Party Transactions—Agreements with Northrop Grumman Related to the Spin-Off—Tax Matters Agreement” in this prospectus.

The company recognizes accrued interest and penalties related to uncertain tax positions in income tax expense. The IRS is currently conducting an examination of Northrop Grumman’s consolidated tax returns, of which HII was part, for the years 2007 through 2009. Open tax years related to state jurisdictions remain subject to examination. As of March 31, 2011, the date of the spin-off, the company’s liability for uncertain tax positions was approximately $4 million, net of federal benefit, which relates solely to state income tax positions. Under the terms of the Separation and Distribution Agreement dated March 29, 2011, Northrop Grumman is obligated to reimburse HII for any settlement liabilities paid by HII to any government authority, which include state income taxes. Accordingly, the company has recorded a reimbursement receivable of approximately $4 million, net of federal benefit, in Other Assets related to uncertain tax positions for state income taxes as of the spin-off.

9. EARNINGS PER SHARE

On March 30, 2011, the record date of distribution, approximately 48.8 million shares of $0.01 par value HII common stock were distributed to Northrop Grumman stockholders. This share amount was utilized for the calculation of basic and diluted earnings per common share for the nine month period ended September 30, 2011. As no common stock of the company existed prior to March 30, 2011, basic and diluted shares for the nine month period ended September 30, 2010 are assumed to represent the outstanding shares upon separation from Northrop Grumman.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

Earnings per share was calculated using net earnings as presented in the unaudited condensed consolidated statements of operations and weighted average basic and diluted share amounts as presented in the table below.

	Nine Months Ended September 30
in millions of shares	2011	2010
Weighted average number of common shares outstanding - basic	48.8	48.8
Effect of dilutive securities
Stock options	—	—
Restricted stock rights	—	—
Restricted performance stock rights	—	—

Weighted average number of common shares outstanding - diluted	48.8	48.8

The diluted share amounts presented above exclude the effects of 3.0 million shares as they would have been antidilutive for the nine month period ended September 30, 2011. Of these shares, 1.6 million shares relate to stock options, 0.7 million shares relate to restricted stock rights (RSRs), and 0.7 million shares relate to restricted performance stock rights (RPSRs).

10. BUSINESS ARRANGEMENTS

HII periodically enters into business arrangements with non-affiliated entities. These arrangements generally consist of business ventures designed to deliver collective capabilities that would not have been available to the venture’s participants individually, and also provide a single point of contact during contract performance to the entity’s principal customer. In some arrangements, each equity participant receives a subcontract from the business venture for a pre-determined scope of work. In other cases, the arrangements rely primarily on the assignment of key personnel to the venture from each equity participant rather than subcontracts for a specific work scope. Based on the terms of these arrangements and the relevant GAAP related to consolidation accounting for such entities, the company does not consolidate the financial position, results of operations and cash flows of these entities into its consolidated financial statements, but accounts for them under the equity method. HII has recorded operating income related to earnings from equity method investees of $17 million and $18 million in its results of operations within the cost of service revenues for the nine months ended September 30, 2011, and 2010, respectively. To the extent subcontracts are used in these arrangements, HII’s subcontract activities are recorded in the same manner as sales to non-affiliated entities. The assets, liabilities, results of operations and cash flows of these collaborative entities were not material to the company’s consolidated financial position, results of operations and cash flows for any period presented.

11. INVESTIGATIONS, CLAIMS, AND LITIGATION

False Claims Act Complaint—On January 31, 2011, the U. S. Department of Justice first informed the company through Northrop Grumman of a False Claims Act complaint that the company believes was filed under seal by one or more plaintiff(s) (relator(s)) in mid-2010 in the United States District Court for the District of Columbia. The redacted copy of the complaint that the company received (Complaint) alleges that through largely unspecified fraudulent means, Northrop Grumman and the company obtained federal funds that were restricted by law for the consequences of Hurricane Katrina (Katrina), and used those funds to cover costs under certain shipbuilding contracts that were unrelated to Katrina and for which Northrop Grumman and the company were not entitled to recovery under the contracts. The Complaint seeks monetary damages of at least $835 million, plus penalties, attorneys’ fees and other costs of suit. Damages under the False Claims Act may be trebled upon a finding of liability.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

For several years, Northrop Grumman has pursued recovery under its insurance policies which also provided coverage to the company for property damage and business interruption losses related to Katrina. One of the insurers involved in those actions has made allegations that overlap significantly with certain of the issues raised in the Complaint, including allegations that Northrop Grumman and the company used certain Katrina related funds for losses under the contracts unrelated to the hurricane. Northrop Grumman and the company believe that the insurer’s defenses, including those related to the use of Katrina funding, are without merit.

The company has agreed to cooperate with the government investigation relating to the False Claims Act Complaint. The company has been advised that the Department of Justice has not made a decision whether to intervene. Based upon a review to date of the information available to the company, the company believes that it has substantive defenses to the allegations in the Complaint. The company believes that the claims as set forth in the Complaint evidence a fundamental lack of understanding of the terms and conditions in the company’s shipbuilding contracts, including the post-Katrina modifications to those contracts, and the manner in which the parties performed in connection with the contracts. Based upon a review to date of the information available to the company, the company believes that the claims as set forth in the Complaint lack merit and are not likely to result in a material adverse effect on its consolidated financial position, results of operations, or cash flows. The company intends vigorously to defend the matter, but the company cannot predict what new or revised claims might be asserted or what information might come to light and can give no assurances regarding the ultimate outcome.

U.S. Government Investigations and Claims — Departments and agencies of the U.S. Government have the authority to investigate various transactions and operations of the company, and the results of such investigations may lead to administrative, civil or criminal proceedings, the ultimate outcome of which could be fines, penalties, repayments or compensatory or treble damages. U.S. Government regulations provide that certain findings against a contractor may lead to suspension or debarment from future U.S. Government contracts or the loss of export privileges for a company or an operating division or subdivision. Suspension or debarment could have a material adverse effect on the company because of its reliance on government contracts.

In the second quarter of 2007, the U.S. Coast Guard issued a revocation of acceptance under the Deepwater Modernization Program for eight converted 123-foot patrol boats (the vessels) based on alleged “hull buckling and shaft alignment problems” and alleged “nonconforming topside equipment” on the vessels. The company submitted a written response that argued that the revocation of acceptance was improper. The Coast Guard advised Integrated Coast Guard Systems, LLC (ICGS), which was formed by Northrop Grumman and Lockheed Martin to perform the Deepwater Modernization Program, that it was seeking approximately $96 million from ICGS as a result of the revocation of acceptance. The majority of the costs associated with the 123-foot conversion effort are associated with the alleged structural deficiencies of the vessels, which were converted under contracts with the company and a subcontractor to the company. In 2008, the Coast Guard advised ICGS that the Coast Guard would support an investigation by the U.S. Department of Justice of ICGS and its subcontractors instead of pursuing its $96 million claim independently. The Department of Justice conducted an investigation of ICGS under a sealed False Claims Act complaint filed in the U.S. District Court for the Northern District of Texas and decided in early 2009 not to intervene at that time. On February 12, 2009, the District Court unsealed the complaint filed by Michael J. DeKort, a former Lockheed Martin employee, against ICGS, Lockheed Martin Corporation and the company relating to the 123-foot conversion effort. Damages under the False Claims Act are subject to trebling. On October 15, 2009, the three defendants moved to dismiss the Fifth Amended complaint. On April 5, 2010, the District Court ruled on the defendants’ motions to dismiss, granting them in part and denying them in part. As to the company, the District Court dismissed conspiracy claims and those pertaining to the Command, Control, Communications, Computers, Intelligence, Surveillance, and Reconnaissance (C4ISR) systems. On October 27, 2010, the District Court entered summary judgment for the

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

company on the relator’s hull, mechanical and electrical (HM&E) allegations and continued the trial date to December 1, 2010, to allow the relator and a co defendant time to finalize a settlement. On November 10, 2010, relator acknowledged that with the dismissal of the HM&E claims, no issues remained against the company for trial and the Court subsequently vacated the December 1, 2010 trial date.

On March 28, 2011, the Court entered a final judgment dismissing Relator’s claims. On April 13, 2011, Relator appealed to the U. S. Court of Appeals for the Fifth Circuit. The parties filed their respective briefs and await further proceedings with the Fifth Circuit.

Based upon the available information regarding matters that are subject to U.S. Government investigations, the company believes that the outcome of any such matters will not have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

Asbestos-Related Claims—HII and its predecessors in interest are defendants in a long-standing series of cases filed in numerous jurisdictions around the country wherein former and current employees and various third party persons allege exposure to asbestos containing materials while on or associated with HII premises or while working on vessels constructed or repaired by HII. The cases allege various injuries including those associated with pleural plaque disease, asbestosis, cancer, mesothelioma, and other alleged asbestos related conditions. In some cases, in addition to the company, several of its former executive officers are also named defendants. In some instances, partial or full insurance coverage is available to the company for its liability and that of its former executive officers. Because of the varying nature of these actions, and based upon the information available to the company to date, the company believes it has substantive defenses in many of these cases but can give no assurance that it will prevail on all claims in each of these cases. The company believes that the ultimate resolution of these cases will not have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

Litigation—Various claims and legal proceedings arise in the ordinary course of business and are pending against the company and its properties. Based upon the information available, the company believes that the resolution of any of these various claims and legal proceedings will not have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

12. COMMITMENTS AND CONTINGENCIES

Contract Performance Contingencies—Contract profit margins may include estimates of revenues not contractually agreed to between the customer and the company for matters such as settlements in the process of negotiation, contract changes, claims and requests for equitable adjustment for previously unanticipated contract costs. These estimates are based upon management’s best assessment of the underlying causal events and circumstances, and are included in determining contract profit margins to the extent of expected recovery based on contractual entitlements and the probability of successful negotiation with the customer. As of September 30, 2011, the recognized amounts related to claims and requests for equitable adjustment are not material individually or in the aggregate.

Guarantees of Performance Obligations—From time to time in the ordinary course of business, HII may enter into joint ventures, teaming and other business arrangements to support the company’s products and services as described in Note 10. The company generally strives to limit its exposure under these arrangements to its investment in the arrangement, or to the extent of obligations under the applicable contract. In some cases, however, HII may be required to guarantee performance of the arrangement and, in such cases, generally obtains cross-indemnification from the other members of the arrangement. At September 30, 2011, the company is not aware of any existing event of default that would require HII to satisfy any of these guarantees.

HUNTINGTON INGALLS INDUSTRIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

Quality Issues—In conjunction with a second quarter 2009 review of design, engineering and production processes at Ingalls undertaken as a result of leaks discovered in the USS San Antonio’s (LPD-17) lube oil system, the company became aware of quality issues relating to certain pipe welds on ships under production as well as those that had previously been delivered. Since that discovery, the company has been working with its customer to determine the nature and extent of the pipe weld issue and its possible impact on related shipboard systems. This effort has resulted in the preparation of a technical analysis of the problem, additional inspections on the ships, a rework plan for ships previously delivered and in various stages of production, and modifications to the work plans for ships being placed into production, all of which has been done with the knowledge and support of the U.S. Navy. Incremental costs associated with the anticipated resolution of these matters that are the responsibility of the company have been reflected in the financial performance analysis and contract booking rates since the second quarter of 2009.

In the fourth quarter of 2009, certain bearing wear and debris were found in the lubrication system of the main propulsion diesel engines (MPDE) installed on LPD-21. The company is participating with the U.S. Navy and other industry participants involved with the MPDEs in a review panel established by the U.S. Navy to examine the MPDE lubrication system’s design, construction, operation and maintenance for the LPD-17 class of ships. The team is focusing on identification and understanding of the root causes of the MPDE diesel bearing wear and the debris in the lubrication system and potential future impacts on maintenance costs. To date, the review has identified several potential system improvements for increasing reliability of the system. Certain changes are being implemented on ships under construction at this time and the U.S. Navy is implementing some changes on in-service ships in the class at the earliest opportunity.

In July 2010, the U.S. Navy released its report documenting the results of a Judge Advocate General’s manual (JAGMAN) investigation of the failure of MPDE bearings on LPD-17 subsequent to the U.S. Navy’s Planned Maintenance Availability (PMA), which was completed in October 2009. During sea trials following the completion of the U.S. Navy conducted PMA, one of the ship’s MPDEs suffered a casualty as the result of a bearing failure. The JAGMAN investigation determined that the bearing failure could be attributed to a number of possible factors, including deficiencies in the acquisition process, maintenance, training, and execution of shipboard programs, as well as debris from the construction process. The company’s technical personnel reviewed the JAGMAN report and provided feedback to the U.S. Navy on the report recommending that the company and the U.S. Navy perform a comprehensive review of the LPD-17 Class propulsion system design and its associated operation and maintenance procedure in order to enhance reliability. Discussions between the company and the U.S. Navy on this recommendation are ongoing.

The company and the U.S. Navy continue to work in partnership to investigate and identify any additional corrective actions to address quality issues associated with ships manufactured in the company’s Ingalls shipyards and the company will implement appropriate corrective actions. The company does not believe that the ultimate resolution of the matters described above will have a material adverse effect upon its consolidated financial position, results of operations, or cash flows.

The company has also encountered various quality issues on its Aircraft Carrier construction and overhaul programs and its Virginia Class Submarine construction program at its Newport News location. These primarily involve matters related to filler metal used in pipe welds identified in 2007, and issues associated with non-nuclear weld inspection and the installation of weapons handling equipment on certain submarines, and certain purchased material quality issues identified in 2009. The company does not believe that resolution of these issues will have a material adverse effect upon its consolidated financial position, results of operations, or cash flows.

HUNTINGTON INGALLS INDUSTRIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

Environmental Matters—The estimated cost to complete environmental remediation has been accrued where it is probable that the company will incur such costs in the future to address environmental impacts at currently or formerly owned or leased operating facilities, or at sites where it has been named a Potentially Responsible Party (PRP) by the Environmental Protection Agency, or similarly designated by other environmental agencies, and these costs can be estimated by management. These accruals do not include any litigation costs related to environmental matters, nor do they include amounts recorded as asset retirement obligations. To assess the potential impact on the company’s consolidated financial statements, management estimates the range of reasonably possible remediation costs that could be incurred by the company, taking into account currently available facts on each site as well as the current state of technology and prior experience in remediating contaminated sites. These estimates are reviewed periodically and adjusted to reflect changes in facts and technical and legal circumstances. Management estimates that as of September 30, 2011, the probable future cost for environmental remediation sites is $3 million, which is accrued in other current liabilities. Factors that could result in changes to the company’s estimates include: modification of planned remedial actions, increases or decreases in the estimated time required to remediate, changes to the determination of legally responsible parties, discovery of more extensive contamination than anticipated, changes in laws and regulations affecting remediation requirements, and improvements in remediation technology. Should other PRPs not pay their allocable share of remediation costs, the company may have to incur costs in addition to those already estimated and accrued. In addition, there are some potential remediation sites where the costs of remediation cannot be reasonably estimated. Although management cannot predict whether new information gained as projects progress will materially affect the estimated liability accrued, management does not anticipate that future remediation expenditures will have a material adverse effect on the company’s consolidated financial position, results of operations, or cash flows.

Financial Arrangements—In the ordinary course of business, HII uses standby letters of credit issued by commercial banks and surety bonds issued by insurance companies principally to support the company’s self-insured workers’ compensation plans. At September 30, 2011, there were $121 million of stand-by letters of credit issued but undrawn and $295 million of surety bonds outstanding related to HII.

U.S. Government Claims—From time to time, the U.S. Government advises the company of claims and penalties concerning certain potential disallowed costs. When such findings are presented, the company and U.S. Government representatives engage in discussions to enable HII to evaluate the merits of these claims as well as to assess the amounts being claimed. The company does not believe that the outcome of any such matters will have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

13. IMPACTS FROM HURRICANES

In 2008, a subcontractor’s operations in Texas were severely impacted by Hurricane Ike. The subcontractor produced compartments for two of the LPD amphibious transport dock ships under construction at the Ingalls shipyards. As a result of the delays and cost growth caused by the subcontractor’s production delays, HII’s operating income was reduced by approximately $16 million during 2008. In the first quarter of 2010, the company received $17 million in final settlement of its Hurricane Ike insurance claim, which was recorded as a reduction to cost of product sales.

In August 2005, the company’s Ingalls operations were significantly impacted by Hurricane Katrina and the company’s shipyards in Louisiana and Mississippi sustained significant windstorm damage from the hurricane. As a result of the storm, the company incurred costs to replace or repair destroyed or damaged assets, suffered losses under its contracts, and incurred substantial costs to clean up and recover its operations. As of the date of the storm, the company had a comprehensive insurance program that provided coverage for, among other things,

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

property damage, business interruption impact on net profitability, and costs associated with clean-up and recovery. The company has recovered a portion of its Hurricane Katrina claim, including $62 million in recovery of lost profits in 2007. The company expects that its remaining claim will be resolved with the remaining insurer, Factory Mutual Insurance Company (FM Global) (see Note 14).

The company has full entitlement to any insurance recoveries related to business interruption impacts on net profitability resulting from these hurricanes. However, because of uncertainties concerning the ultimate determination of recoveries related to business interruption claims, in accordance with company policy no such amounts are recognized until they are resolved with the insurers. Furthermore, due to the uncertainties with respect to the company’s disagreement with FM Global in relation to the Hurricane Katrina claim, no receivables for insurance recoveries from FM Global have been recognized by the company in the accompanying condensed consolidated financial statements.

In accordance with U.S. Government cost accounting regulations affecting the majority of the company’s contracts, the cost of insurance premiums for property damage and business interruption coverage, other than “coverage of profit,” is an allowable expense that may be charged to contracts. Because a substantial portion of the company’s long-term contracts is flexibly-priced, the U.S. Government customer would benefit from a portion of insurance recoveries in excess of the net book value of damaged assets and clean-up and restoration costs paid by the company. When such insurance recoveries occur, the company is obligated to return a portion of these amounts to the U.S. Government. The U.S. Navy has verbally expressed its intention to challenge the allowability of certain post-Katrina depreciation costs charged or expected to be charged on contracts under construction in the Ingalls shipyards. It is premature to estimate the amount, if any, that the U. S. Navy will ultimately challenge. The company believes all of the replacement costs are recoverable under its insurance coverage and the amounts in question are included in the insurance claim. However, if HII is unsuccessful in its insurance recovery, the company believes there are specific rules in the CAS and FAR that would still render the depreciation on those assets allowable and recoverable through its contracts with the U.S. Navy as these replacement costs provide benefit to the U.S. Government. The company believes that its depreciation practices are in conformity with the FAR, and that, if the U.S. Navy were to challenge the allowability of such costs, the company will be able to successfully resolve this matter with no material adverse impact to the company’s consolidated financial position, results of operations, or cash flows.

14. HURRICANE KATRINA INSURANCE RECOVERIES

Through Northrop Grumman, the company is pursuing legal action against an insurance provider, FM Global, arising out of a disagreement concerning the coverage of certain losses related to Hurricane Katrina (see Note 13). Legal action commenced against FM Global on November 4, 2005, which is now pending in the U.S. District Court for the Central District of California, Western Division. In August 2007, the District Court issued an order finding that the excess insurance policy provided coverage for the company’s Katrina-related loss. FM Global appealed the District Court’s order and on August 14, 2008, the U.S. Court of Appeals for the Ninth Circuit reversed the earlier summary judgment order in favor of Northrop Grumman’s interest, holding that the FM Global excess policy unambiguously excludes damage from the storm surge caused by Hurricane Katrina under its “Flood” exclusion. The Ninth Circuit remanded the case to the District Court to determine whether the California efficient proximate cause doctrine affords the company coverage under the policy even if the Flood exclusion of the policy is unambiguous. On April 2, 2009, the Ninth Circuit denied Northrop Grumman’s Petition for Rehearing and remanded the case to the District Court. On June 10, 2009, Northrop Grumman filed a motion seeking leave of court to file a complaint adding Aon Risk Services, Inc. of Southern California (Aon) as a defendant. On July 1, 2009, FM Global filed a motion for partial summary judgment seeking a determination that

HUNTINGTON INGALLS INDUSTRIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

the California efficient proximate cause doctrine is not applicable or that it affords no coverage under the policy. On August 26, 2010, the District Court denied Northrop Grumman’s motion to add Aon as a defendant to the case pending in the district court, finding that Northrop Grumman has a viable option to bring suit against Aon in state court. Also on August 26, 2010, the District Court granted FM Global’s motion for summary judgment based upon California’s doctrine of efficient proximate cause, and denied FM Global’s motion for summary judgment based upon breach of contract, finding that triable issues of fact remained as to whether and to what extent the company sustained wind damage apart from the storm surge. On September 29, 2011, the District Court granted FM Global’s motion for summary judgment to dismiss Northrop Grumman’s claims for bad faith damages and for reformation holding in part that FM Global’s position that no coverage existed for certain damages was not unreasonable and, thus, not in bad faith. The company intends to continue to pursue the breach of contract action against FM Global. On January 27, 2011, Northrop Grumman filed suit against Aon in the Los Angeles Superior Court seeking damages for professional negligence, breach of contract and negligent misrepresentation as well as for declaratory relief. Based on the current status of the litigation, no assurances can be made as to the ultimate outcome of this matter. However, if the company by and through Northrop Grumman is successful in its claim, the potential impact to its consolidated financial position, results of operations, or cash flows would be favorable.

During 2008, notification from Munich Re, the only remaining insurer within the primary layer of insurance coverage with which a resolution has not been reached, was received noting that it would pursue arbitration proceedings against Northrop Grumman Risk Management Inc. (NGRMI) related to approximately $19 million owed by Munich Re to NGRMI, a wholly owned subsidiary of Northrop Grumman, for certain losses related to Hurricane Katrina. An arbitration process was later invoked by Munich Re in the United Kingdom under the reinsurance contract. Northrop Grumman was subsequently notified that Munich Re was seeking reimbursement of approximately $44 million of funds previously advanced to NGRMI for payment of claim losses of which Munich Re provided reinsurance protection to NGRMI pursuant to an executed reinsurance contract, and $6 million of adjustment expenses. On November 11, 2011, Munich Re and NGRMI reached an agreement pursuant to which Munich Re agreed to withdraw and renounce with prejudice its reimbursement claim, to pay NGRMI the remaining $19 million remaining of Munich Re’s limit under its reinsurance policy, and to resolve and close the arbitration process.

15. RETIREMENT BENEFITS

Defined Benefit Pension Plans—The company participates in several defined benefit pension plans covering the majority of its employees. Pension benefits for most employees are based on the employee’s years of service and compensation. It is the policy of HII to fund at least the minimum amount required for all the sponsored plans, using actuarial cost methods and assumptions acceptable under U.S. Government regulations, by making payments into separate benefit trusts.

Defined Contribution Plans—The company also sponsors 401(k) defined contribution plans in which most employees are eligible to participate, as well as certain union employees. HII contributions for most plans are based on cash matching of company employee contributions up to 4 percent of compensation. Certain union employees are covered under a target benefit plan. In addition to the 401(k) defined contribution plan, non-represented company employees hired after June 30, 2008 are eligible to participate in a HII-sponsored defined contribution program in lieu of a defined benefit pension plan.

Medical and Life Benefits—The company maintains several health care plans by which the company provides a portion of the costs for certain health and welfare benefits for a significant number of its active and retired

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

employees. Covered employees achieve eligibility to participate in these contributory plans upon retirement from active service if they meet specified age and years of service requirements. Qualifying dependents are also eligible for medical coverage. HII reserves the right to amend or terminate the plans at any time.

The effect of the Medicare prescription drug subsidy from the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 to reduce the company’s net periodic postretirement benefit cost was not material for the periods presented. The effect of the Medicare subsidy was reflected in the financial statements.

New Health Care Legislation—The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act became law during the first quarter of 2010. These new laws will impact the company’s future costs of providing health care benefits to its employees beginning in 2013 and beyond. The initial passage of the laws will eliminate the company’s tax benefits under the Medicare prescription drug subsidies associated with the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 beginning in 2013. The company continues to assess the extent to which the provisions of the new laws will affect its future health care and related employee benefit plan costs.

Summary Plan Results

The cost to the company of its retirement benefit plans is shown in the following table.

	Nine Months Ended September 30
	Pension Benefits		Medical and Life Benefits
$ in millions	2011	2010	2011	2010
Components of Net Periodic Benefit Cost
Service cost	$93	$95	$11	$11
Interest cost	150	136	29	29
Expected return on plan assets	(200)	(175)	—	—
Amortization of
Prior service cost (credit)	9	10	(6)	(7)
Net loss from previous years	25	28	6	6

Net periodic benefit cost	$77	$94	$40	$39

Employer Contributions—The company’s cash requirements for 2011 are approximately $3 million for its nonqualified pension plans and approximately $37 million for its other post-retirement benefit plans. These contributions represent the expected payments to participants in HII’s nonqualified pension plans and retiree medical and life insurance plans. For the nine months ended September 30, 2011, contributions of $1 million and $28 million have been made to the company’s nonqualified pension plans and its other post-retirement benefit plans, respectively. No contributions to the qualified pension plans were made in the nine months ended September 30, 2011, and none are expected to be required for the remainder of 2011.

Most plan sponsors were subject to the minimum required contribution rules of the Pension Protection Act of 2006 (PPA) beginning in 2008. However, the PPA provides a delayed effective date for plans maintained by certain employers with revenue from defense contracts. The delayed effective date is to provide time to update the standards for government reimbursable pension costs to take into account the larger pension contributions expected to be required of employers under the new funding rules. Beginning in 2011, HII is subject to the minimum required contribution rules of the PPA. Based on the funding position of HII’s qualified pension plans, the company does not expect to have any cash-required contributions under the PPA in 2011. HII will continue to evaluate the effect of the PPA on required funding levels.

HUNTINGTON INGALLS INDUSTRIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

Re-measurement in Connection with the Spin-Off —Effective March 30, 2011, Northrop Grumman legally separated comingled pension and medical and life plans that contained participants of both the company and other Northrop Grumman subsidiaries. As a result, the company re-measured the assets and projected benefit obligation of the separated pension and medical and life plans. The results of the re-measurement were not material to the company’s consolidated financial position, results of operations, or cash flows.

16. STOCK COMPENSATION PLANS

Effect of the Spin-Off

Prior to the spin-off, HII’s current and former employees participated in certain of Northrop Grumman’s stock-based award plans (the Northrop Grumman Plan). As of the date of the spin-off, the shares, options, and rights under the Northrop Grumman Plan were converted to shares, options, and rights under the 2011 Plan. The conversion was effected so that the outstanding stock-based awards held by the company’s current and former employees on the Distribution Date were adjusted to reflect the value of the distribution such that the intrinsic value of such awards was not diluted at the time of, and due to, the separation. This was achieved using the conversion rate stated in Note 1. Unless otherwise stated, share amounts and share prices detailed below have been retroactively adjusted to reflect the impact of the conversion. The company measured the fair value of the awards immediately before and after the conversion, and there is no related incremental compensation expense associated with the conversion.

The following is a description of those Northrop Grumman Plan awards, which were converted into awards under the 2011 Plan.

Converted Stock Options—As of the date of the spin-off, outstanding options held by HII’s current and former employees under the Northrop Grumman Plan were converted to options of HII under the 2011 Plan. Based on the conversion factor of 1.65, as determined in the spin-off agreement, approximately 1.0 million options in the Northrop Grumman Plan were converted into approximately 1.6 million options in the 2011 Plan. Of the 1.6 million options issued under the 2011 Plan, approximately 1.4 million were fully vested at the time of conversion. The cumulative intrinsic value of the options at conversion was maintained in the conversion, and totaled $15 million at March 31, 2011. At September 30, 2011, the unrecognized compensation expense related to unvested options converted was $1 million, which will be recognized over a weighted average period of 1.2 years. There were no additional options granted during the nine months ended September 30, 2011.

A summary of the status of the company’s stock option awards at September 30, 2011 is presented below.

	Shares Under Option (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value ($ in millions)
Outstanding at September 30, 2011	1,596	$33.24	3.2 years	—
Exercisable at September 30, 2011	1,363	$33.40	2.9 years	—

Converted Restricted Stock Awards—As of the date of the spin-off, outstanding RPSRs in the Northrop Grumman Plan were converted to RPSRs of HII under the 2011 Plan. Under the Northrop Grumman Plan, those rights were subject to performance criteria which impact the ultimate number of shares that vest. Upon conversion, the performance factors for approximately 0.7 million stock rights were fixed based on the achievement of pre-spin-off targets under the Northrop Grumman Plan, and continue to vest only based on continued service of the employee holder. Of these shares, 0.7 million are outstanding at September 30, 2011. Upon conversion, approximately 0.5 million converted stock rights are subject to continued performance targets established by the company. Of these shares, 0.5 million are outstanding at September 30, 2011.

HUNTINGTON INGALLS INDUSTRIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

The 2011 Plan

The 2011 Plan was approved by the HII Board of Directors effective March 31, 2011. The 2011 Plan allows for grants to employees of three general types: stock options, stock appreciation rights (SARs), and other stock awards. Each stock option grant is made with an exercise price of not less than 100 percent of the closing price of HII’s stock on the date of grant (market options), with the exception of those options issued in exchange for Northrop Grumman stock options. Stock awards, in the form of restricted performance stock rights and restricted stock rights, are granted to key employees without payment to the company. The fair value of the performance-based stock awards is determined based on the closing market price of HII’s common stock on the grant date. For purposes of measuring compensation expense, the number of shares ultimately expected to vest is estimated at each reporting date based on management’s expectations regarding the relevant performance criteria, or service criteria.

In the first nine months of 2011, in addition to those grants under the plan related to the converted awards discussed above, the company issued new awards under the 2011 Plan as follows:

Restricted Performance Stock Rights (RPSRs)—On March 31, 2011, the company granted 0.5 million rights at a share price of $41.50. These rights are subject to cliff vesting based on service over 2 years and 9 months from the date of grant, as well as the achievement of performance based targets at the end of the same period. Based upon the company’s results measured against such targets, between 0 percent and 200 percent of the original stated grant will ultimately vest.

Restricted Stock Rights (RSRs)—In connection with the spin off, retention stock awards were granted to key employees to ensure a successful transition and business continuity. On March 31, 2011, the company granted 0.7 million restricted stock rights at a share price of $41.50 with cliff vesting on the third anniversary of the grant.

A summary of the status of the company’s stock awards at September 30, 2011 is presented below.

Outstanding at September 30, 2011	Stock Awards (in thousands)	Weighted-Average Grant Date Fair Value	Weighted Average Remaining Contractual Term
Converted restricted stock awards	1,237	$31.72	0.7 years
New restricted stock awards	1,206	$41.33	2.3 years

Total stock awards	2,443	$36.46	1.5 years

Compensation Expense

Total stock-based compensation recorded by HII for the value of the awards granted to company employees and non-employee members of the Board of Directors for the nine months ended September 30, 2011, and 2010, was $26 million and $12 million, respectively, of which less than $1 million related to stock options as of each period end and $26 million and $11 million related to stock awards, respectively.

Tax benefits recognized in the unaudited condensed consolidated statements of operations for stock-based compensation during each of the nine months ended September 30, 2011, and 2010, were $9 million and $4 million, respectively.

HUNTINGTON INGALLS INDUSTRIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

Unrecognized Compensation Expense

At September 30, 2011, there was $1 million of unrecognized compensation expense related to unvested stock option awards, which will be recognized over a weighted average period of 1.2 years. In addition, there was $21 million of unrecognized compensation expense associated with the 2011 RSRs, which will be recognized over a period of 2.5 years.

At September 30, 2011, there was $13 million of unrecognized compensation expense associated with the RPSRs converted as part of the spin-off, which will be recognized over a weighted average period of 0.7 years. In addition, there was $15 million of unrecognized expense associated with the 2011 RPSRs which will be recognized over a period of 2.3 years.

17. RELATED PARTY TRANSACTIONS AND FORMER PARENT COMPANY EQUITY

Allocation of General Corporate Expenses–Pre-Spin-Off

The consolidated financial statements for the nine months ended September 30, 2010 and the period from January 1, 2011 to March 30, 2011, the date of the spin-off, reflect an allocation of general corporate expenses from Northrop Grumman. These costs have historically been allocated to HII’s contracts, unless prohibited by the FAR, and generally fall into one of the following categories:

Northrop Grumman management and support services—This category includes costs for functions such as human resources, treasury, risk management, internal audit, finance, tax, legal, executive office and other administrative support. Human resources, employee benefits administration, treasury and risk management are generally allocated to the company based on relative gross payroll dollars; internal audit is generally allocated based on audit hours incurred related to the company; and the remaining costs are generally allocated using a three-factor-formula that considers the company’s relative amounts of revenues, payroll and average asset balances as compared to the total value of these factors for all Northrop Grumman entities utilizing these support services (the Three Factor Formula). The unaudited condensed consolidated financial statements include Northrop Grumman management and support services allocations totaling $32 million and $84 million for the nine months ended September 30, 2011, and 2010, respectively.

Shared services and infrastructure costs—This category includes costs for functions such as information technology support, systems maintenance, telecommunications, procurement and other shared services while HII was a subsidiary of Northrop Grumman. These costs are generally allocated to the company using the Three Factor Formula or based on usage. The unaudited condensed consolidated statement of operations reflects shared services and infrastructure costs allocations totaling $80 million and $242 million for the nine months ended September 30, 2011 and 2010, respectively.

Northrop Grumman-provided benefits—This category includes costs for group medical, dental and vision insurance, 401(k) savings plan, pension and postretirement benefits, incentive compensation and other benefits. These costs are generally allocated to the company based on specific identification of the benefits provided to company employees participating in these benefit plans. The unaudited condensed consolidated financial statements include Northrop Grumman-provided benefits allocations totaling $169 million and $544 million for the nine months ended September 30, 2011, and 2010, respectively.

Management believes that the methods of allocating these costs are reasonable, consistent with past practices, and in conformity with cost allocation requirements of CAS or the FAR.

HUNTINGTON INGALLS INDUSTRIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

Northrop Grumman Transitional Services – Post-Spin-Off

In connection with the spin-off, HII entered into a Transition Services Agreement with Northrop Grumman, under which Northrop Grumman or certain of its subsidiaries will provide HII with certain services for a limited time to help ensure an orderly transition following the distribution.

Under the Transition Services Agreement, Northrop Grumman will provide certain enterprise shared services (including information technology, resource planning, financial, procurement and human resource services), benefits support services and other specified services to HII. These services will be provided at cost and are planned to extend generally for a period of six to twelve months after the spin-off. See “Certain Relationships and Related Party Transactions—Agreements with Northrop Grumman Related to the Spin-Off—Transition Services Agreement” in this prospectus. Costs incurred for these services under the Transition Services Agreement were approximately $61 million for the nine months ended September 30, 2011.

Related Party Sales and Cost of Sales

Prior to the spin-off, HII purchased and sold certain products and services from and to other Northrop Grumman businesses. Purchases of products and services from these affiliated entities, which were recorded at cost, were $44 million and $70 million for the nine months ended September 30, 2011, and 2010, respectively. Sales of products and services to these entities were $1 million and $9 million for the nine months ended September 30, 2011, and 2010, respectively.

Notes Payable to Former Parent

Immediately prior to the spin-off on March 30, 2011, and as of December 31, 2010, the company had $715 million of promissory notes outstanding with Northrop Grumman. These notes were issued in conjunction with Northrop Grumman’s purchase of Newport News Shipbuilding in 2001 and the tender and purchase of $178 million of the GO Zone IRBs in November 2010 discussed in Note 7. These notes were payable on demand and included $537 million of principal with an annual interest rate of 5 percent and $178 million of principal with an annual interest rate of 4.55 percent. Accrued and unpaid interest totaled $248 million and $239 million as of March 30, 2011, and December 31, 2010, respectively. Intercompany interest expense is included in interest expense in the condensed consolidated statements of operations in the amounts $9 million and $20 million for the nine months ended September 30, 2011, and 2010, respectively.

In connection with the spin-off, the intercompany debt and accrued interest thereon in their entirety were contributed to the company’s additional paid-in capital by Northrop Grumman. As of September 30, 2011, no borrowing or lending relationship exists between Northrop Grumman and HII.

Former Parent’s Equity in Unit

Transactions between HII and Northrop Grumman prior to the spin-off have been included in the unaudited condensed consolidated financial statements and were effectively settled for cash at the time the transaction was recorded. The net effect of the settlement of these transactions is reflected as Former Parent’s Equity in Unit in the unaudited condensed consolidated statements of position.

18. SUBSIDIARY GUARANTORS

Performance of the company’s obligations pursuant to the notes, including any repurchase obligations resulting from a change of control, is unconditionally guaranteed, jointly and severally, on an unsecured basis, by each of

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

HII’s existing and future domestic restricted subsidiaries that guarantees debt under the HII Credit Facility (the “Subsidiary Guarantors”). The guarantees rank equally with all other unsecured and unsubordinated indebtedness of the Subsidiary Guarantors. The Subsidiary Guarantors are each directly or indirectly 100 percent owned by HII.

Prior to the spin-off of HII from Northrop Grumman, Northrop Grumman conducted an internal reorganization, effective on March 30, 2011, resulting in the company’s current organizational structure, which consists of HII as direct or indirect parent of all of the Subsidiary Guarantors. Prior to this internal reorganization, HII had no independent assets or operations and no subsidiaries. Accordingly, for all periods ended prior to March 30, 2011, the consolidated financial information of the company is attributable entirely to the Subsidiary Guarantors.

Set forth below are the company’s condensed consolidated statements of financial position as of September 30, 2011 and the condensed consolidated statements of operations and cash flows for the nine months then ended.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended September 30, 2011
$ in millions	Huntington Ingalls Industries, Inc.	Subsidiary Guarantors	Eliminations	Consolidated
Sales and service revenues
Product sales	$—	$4,201	$—	$4,201
Service revenues	—	639	—	639

Total sales and service revenues	—	4,840	—	4,840

Cost of sales and service revenues
Cost of product sales	—	3,543	—	3,543
Cost of service revenues	—	540	—	540
General and administrative expenses	—	471	—	471
Goodwill impairment	—	300	—	300

Operating loss	—	(14)	—	(14)
Interest expense	(62)	(13)	—	(75)
Equity in loss of subsidiaries	(124)	—	124	—

Earnings (loss) from operations before income taxes	(186)	(27)	124	(89)
Federal income taxes	(23)	97	—	74

Net earnings (loss)	$(163)	$(124)	$124	$(163)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Nine Months Ended September 30, 2011
$ in millions	Huntington Ingalls Industries, Inc.	Subsidiary Guarantors	Eliminations	Consolidated
Assets
Current Assets
Cash and cash equivalents	$536	$—	$—	$536
Accounts receivable, net	—	781	—	781
Inventoried costs, net	—	463	—	463
Deferred income taxes	—	268	—	268
Prepaid expenses and other current assets	—	34	—	34

Total current assets	536	1,546	—	2,082

Property, plant, and equipment, net	—	1,979	—	1,979

Other Assets
Goodwill	—	834	—	834
Other purchased intangibles, net of accumulated amortization of $367 in 2011	—	572	—	572
Pension plan asset	—	143	—	143
Debt issuance costs	50	—	—	50
Miscellaneous other assets	—	55	—	55
Investment in subsidiaries	2,623	—	(2,623)	—
Intercompany receivables	—	287	(287)	—

Total other assets	2,673	1,891	(2,910)	1,654

Total assets	$3,209	$5,416	$(2,910)	$5,715

Liabilities and Equity
Current Liabilities
Trade accounts payable	$1	$286	$—	$287
Current portion of long-term debt	29	—	—	29
Current portion of workers’ compensation liabilities	—	198	—	198
Accrued interest on notes payable to former parent	—	—	—	—
Current portion of post-retirement plan liabilities	—	145	—	145
Accrued employees’ compensation	—	190	—	190
Advance payments and billings in excess of costs incurred	—	85	—	85
Provision for contract losses	—	31	—	31
Other current liabilities	5	237	—	242

Total current liabilities	35	1,172	—	1,207

Long-term debt	1,732	105	—	1,837
Other post-retirement plan liabilities	—	579	—	579
Pension plan liabilities	—	420	—	420
Workers’ compensation liabilities	—	353	—	353
Deferred tax liabilities	—	113	—	113
Other long-term liabilities	—	51	—	51
Intercompany liabilities	287	—	(287)	—

Total liabilities	2,054	2,793	(287)	4,560

Commitments and Contingencies (Note 12)
Shareholders’ Equity
Common stock, $0.01 par value; 150,000,000 shares authorized; issued and outstanding as of September 30, 2011: 48,808,341	—	—	—	—
Additional paid-in capital	1,318	3,277	(2,747)	1,848
Former parent’s equity in unit	—	—	—	—
Accumulated deficit	(163)	(171)	124	(210)
Accumulated other comprehensive loss	—	(483)	—	(483)

Total shareholders’ equity	1,155	2,623	(2,623)	1,155

Total liabilities and shareholders’ equity	$3,209	$5,416	$(2,910)	$5,715

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30, 2011
$ in millions	Huntington Ingalls Industries, Inc.	Subsidiary Guarantors	Eliminations	Consolidated
Net cash provided by (used in) operating activities	(29)	83	—	54

Investing Activities
Additions to property, plant, and equipment	—	(119)	—	(119)

Net cash used in investing activities	—	(119)	—	(119)

Financing Activities
Proceeds from issuance of long-term debt	1,775	—	—	1,775
Repayment of long-term debt	(14)	—	—	(14)
Debt issuance costs	(54)	—	—	(54)
Repayment of notes payable to former parent and accrued interest	—	(954)	—	(954)
Dividend to former parent in connection with spin-off	(1,429)	—	—	(1,429)
Proceeds from stock option exercises and issuance of common stock	1	—	—	1
Net transfers from former parent	—	1,276	—	1,276
Cash sweep/funding by parent	286	(286)	—	—

Net cash provided by (used in) financing activities	565	36	—	601

Increase in cash and cash equivalents	536	—	—	536
Cash and cash equivalents, beginning of period	—	—	—	—

Cash and cash equivalents, end of period	$536	$—	$—	$536

Until April 4, 2012, all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.